As filed with the Securities and Exchange Commission on August 19, 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

HOME BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Arkansas	6022	71-0682831
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(IRS Employer Identification Number)

719 Harkrider Street, Suite 100, Conway, Arkansas 72032

(501) 328-4770

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

C. Douglas Buford, Jr. Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C. 425 W. Capitol Ave., Ste. 1800 Little Rock, Arkansas 72201 Telephone: (501) 688-8866	John P. “Jack” Greeley Smith Mackinnon, PA 255 South Orange Ave., Ste. 1200 Orlando, Florida 32801 Telephone: (407) 843-7300

Approximate date of commencement of proposed sale of securities to the public:

As soon as practicable after this Registration Statement becomes effective and upon completion of the merger described in the enclosed document.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated	☒	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Security	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(3)
Common Stock, par value $0.01 per share	1,089,626(1)	N/A	$18,103,000(2)	$2,332(2)
Total

(1)	Represents the maximum number of shares of common stock of Home BancShares, Inc. (“HBI”) that may be issued to holders of shares of common stock of Broward Financial Holdings, Inc. (“BFHI”) in the merger based on the Merger Consideration (as such term is defined in the Agreement and Plan of Merger dated as of July 30, 2014, among HBI, Centennial Bank, BFHI, Broward Bank of Commerce (“Broward Bank”) and HOMB Acquisition Sub II, Inc. (“Sub”) (the “Merger Agreement”)) and assuming that (i) the HBI Average Closing Price (as such term is defined in the Merger Agreement) is $28.05, the lowest price permitted in the Merger Agreement, and (ii) the Purchase Price (as such term is defined in the Merger Agreement) is the maximum amount contemplated after adjustments are made.
(2)	Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act and calculated pursuant to Rule 457(f) under the Securities Act. The proposed maximum aggregate offering price of HBI’s common stock was calculated based upon the book value of the BFHI shares of common stock (the securities to be canceled in the merger) and is equal to (a) the product of (i) $10.37, calculated according to Rule 457(f)(2) and (3) of the Securities Act, multiplied by (ii) 2,064,513, the maximum number of BFHI shares of common stock that may be canceled and exchanged for HBI common stock in the merger (b) less the amount of cash consideration paid by HBI.
(3)	Determined in accordance with Section 6(b) of the Securities Act at a rate equal to $128.80 per $1,000,000 of the proposed maximum aggregate offering price.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell nor shall there be any sale of these securities in any jurisdiction in which such offer or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY—SUBJECT TO COMPLETION—DATED AUGUST 19, 2014

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Home BancShares, Inc. (which we refer to as “HBI”) and Broward Financial Holdings, Inc. (which we refer to as “BFHI”) have entered into an Agreement and Plan of Merger dated July 30, 2014 (which we refer to sometimes as the “Merger Agreement”), providing for the combination of the two companies. Under the Merger Agreement, a wholly owned subsidiary of HBI will merge with and into BFHI, with BFHI remaining as the surviving entity and thereby becoming a wholly owned subsidiary of HBI (which transaction we refer to as the “merger”). Broward Bank of Commerce, a wholly owned subsidiary of BFHI (which we refer to as “Broward Bank”) will, as soon as reasonably practicable following the merger and as part of a single integrated transaction, merge with and into Centennial Bank, an Arkansas state bank and wholly-owned subsidiary of HBI, with Centennial Bank remaining as the surviving entity (we refer to the two mergers together as the “mergers”). Before we complete the merger, the shareholders of BFHI must approve the Merger Agreement. A special meeting of BFHI shareholders will be held on [—], 2014 for that purpose.

Under the terms of the Merger Agreement, the aggregate merger consideration payable by HBI to BFHI shareholders will be approximately $33,060,001, subject to adjustment as described in the Merger Agreement, consisting of (i) approximately $3,306,000 in cash and (ii) shares of HBI common stock with a total value of approximately $29,754,001. Assuming that, prior to the closing of the merger, all outstanding BFHI stock options are terminated and settled for shares of BFHI common stock and all outstanding BFHI stock warrants are fully exercised, which would result in an aggregate of 1,996,663 shares of BFHI common stock outstanding at closing, each share of BFHI common stock would be exchanged for consideration valued at $16.5576, consisting of a combination of (i) cash in the amount of $1.6558 and (ii) HBI common stock with a value of approximately $14.9018. The number of shares of HBI common stock issuable for each share of BFHI common stock will not be determined until the effective time of the merger, and will be based on the volume-weighted average closing price of HBI common stock on the NASDAQ Global Select Market reporting system for the 20 trading days immediately prior to the date the merger closes, as set forth in more detail in the Merger Agreement and described in this proxy statement/prospectus. We expect the mergers, taken together, to be a tax-free transaction for BFHI shareholders, to the extent they receive HBI common stock for their shares of BFHI common stock.

The market price of HBI common stock will fluctuate before the merger. You should obtain a current stock price quotation for HBI common stock. HBI common stock is traded on The NASDAQ Global Select Market under the symbol “HOMB.”

The Merger Agreement provides that if the 20-day average closing price of the HBI common stock as of the closing date is equal to or greater than $37.95 or is equal to or below $28.05 (which we sometimes refer to collectively as the “collar”), then the price used to determine the number of shares of HBI common stock issuable for each share of BFHI common stock will be fixed at $37.95 or $28.05, respectively (subject to adjustment in the event of a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction). Assuming no adjustments are made to the aggregate merger consideration, if the 20-day average closing price of the HBI common stock as of the closing date of the merger is equal to or greater than $37.95, the number of shares of HBI common stock to be issued to BFHI shareholders in connection with the merger will be approximately 784,031 shares. If the 20-day average closing price of the HBI common stock as of the closing date of the merger is equal to or below $28.05, the number of shares of HBI common stock to be issued to BFHI shareholders in connection with the merger will be approximately 1,060,748 shares.

As more fully described in this proxy statement/prospectus and the Merger Agreement, the aggregate merger consideration may be adjusted as follows: (i) increased based on BFHI’s adjusted third quarter net income as described in the Merger Agreement; (ii) decreased based on any BFHI stock warrants not exercised before the closing of the merger; and (iii) decreased for director and officer insurance costs exceeding $100,000.

Because of the potential adjustments to be made to the aggregate merger consideration, the collar restriction, and the potential issuance of shares upon the exercise of BFHI stock warrants and upon the termination or exercise of BFHI stock options, the final per share merger consideration will not be determined until after the date of the special meeting of BFHI shareholders. Therefore, at the time of the special meeting, you will not know the precise amount of cash or number of shares of HBI common stock you may receive upon the completion of the merger. Moreover, the actual value of the per share consideration received by BFHI shareholders could be significantly less than $16.5576.

BFHI’s board of directors has unanimously determined that the combination of BFHI and Centennial Bank is in the best interests of BFHI shareholders based upon its analysis, investigation and deliberation, and BFHI’s board of directors unanimously recommends that the BFHI shareholders vote “FOR” the approval of the Merger Agreement and “FOR” the approval of the other BFHI proposal described in this proxy statement/prospectus.

You should read this entire proxy statement/prospectus, including the appendices and the documents incorporated by reference into the document, carefully because it contains important information about the merger and the related transactions. In particular, you should read carefully the information under the section entitled “Risk Factors” beginning on page 12.

The shares of HBI common stock to be issued to BFHI shareholders in the merger are not deposits or savings accounts or other obligations of any bank or savings association, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the merger described in this proxy statement/prospectus or the HBI common stock to be issued in the merger, or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated [—], 2014.

BROWARD FINANCIAL HOLDINGS, INC.

101 Northeast 3rd Avenue

Fort Lauderdale, Florida 33301

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON [—], 2014

NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Broward Financial Holdings, Inc. (“BFHI”) will be held at [—], Fort Lauderdale, Florida 33301, at [—] Eastern Time, on [—], 2014, for the following purposes:

1.	To approve the Agreement and Plan of Merger (the “Merger Agreement”) dated as of July 30, 2014, by and among Home BancShares, Inc., Centennial Bank, BFHI, Broward Bank of Commerce and HOMB Acquisition Sub II, Inc. (which we refer to as “Sub”) (the “Merger Proposal”).

2.	To approve one or more adjournments of the BFHI special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the Merger Proposal (the “Adjournment Proposal”).

BFHI will transact no other business at the special meeting, except for business properly brought before the special meeting or any adjournment or postponement of such meeting.

The Merger Proposal is described in more detail in the attached proxy statement/prospectus, which you should read carefully in its entirety before you vote. A copy of the Merger Agreement is attached as Appendix A to the proxy statement/prospectus.

BFHI’s board of directors has set [—], 2014, as the record date for the BFHI special meeting. All holders of record of BFHI common stock at the close of business on the record date will be notified of the special meeting. Only holders of record of BFHI common stock at the close of business on [—], 2014, will be entitled to vote at the BFHI special meeting and any adjournments or postponements thereof. Any shareholder entitled to attend and vote at the BFHI special meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. Such proxy need not be a holder of BFHI common stock.

Holders of BFHI common stock are entitled to assert appraisal rights pursuant to Florida Statues Annotated §607.1301 to §607.1333 in connection with the approval of the Merger Agreement. The appraisal rights law provides that, if the merger is consummated, a shareholder will be entitled to payment in cash of the fair value of only those shares held by the shareholder (i) which are not voted in favor of approval of the Merger Agreement, and (ii) with respect to which the shareholder has given written notice to the corporation before the vote regarding the Merger Agreement is taken that such shareholder is asserting appraisal rights.

Your vote is very important. To ensure your representation at the BFHI special meeting, please complete and return the enclosed proxy card. Please vote promptly whether or not you expect to attend the BFHI special meeting. Submitting a proxy now will not prevent you from being able to vote in person at the BFHI special meeting.

BFHI’s board of directors has unanimously adopted and approved the Merger Agreement and the transactions contemplated thereby and recommends that you vote “FOR” the Merger Proposal and “FOR” the Adjournment Proposal.

By Order of the Board of Directors

/s/ Keith P. Costello

President and Chief Executive Officer

[—], 2014

WHERE YOU CAN FIND MORE

INFORMATION

HBI files annual, quarterly and special reports, proxy statements and other business and financial information with the Securities and Exchange Commission (the “SEC”). You may read and copy any materials that HBI files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Please call the SEC at (800) SEC-0330 ((800) 732-0330) for further information on the public reference room. In addition, HBI files reports and other business and financial information with the SEC electronically, and the SEC maintains a website located at www.sec.gov containing this information. You will also be able to obtain these documents, free of charge, from HBI by accessing HBI’s website at www.homebancshares.com under the heading “Investor Relations.” Copies can also be obtained, free of charge, by directing a written request to Home BancShares, Inc., Attention: Corporate Secretary, 719 Harkrider Street, Suite 100, Conway, Arkansas 72032.

HBI has filed a registration statement on Form S-4 to register with the SEC up to 1,089,626 shares of HBI common stock (the number of shares has been calculated based on an average closing price of HBI common stock of $28.05 (which is the lowest stock price listed on the chart on page 6). This proxy statement/prospectus is a part of that registration statement. As permitted by SEC rules, this proxy statement/prospectus does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may read and copy the registration statement, including any amendments, schedules and exhibits at the addresses set forth below. Statements contained in this proxy statement/prospectus as to the contents of any contract or other documents referred to in this proxy statement/prospectus are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the registration statement. This proxy statement/prospectus incorporates important business and financial information about HBI and BFHI that is not included in or delivered with this proxy statement/prospectus, including incorporating by reference documents that HBI has previously filed with the SEC. These documents contain important information about HBI and its financial condition. See “Documents Incorporated by Reference” on page 91. These documents are available without charge to you upon written or oral request to HBI’s principal executive offices. The address and telephone number of such principal executive office is listed below:

Home BancShares, Inc.

719 Harkrider Street, Suite 100

Conway, Arkansas 72032

Attention: Corporate Secretary

(501) 328-4770

To obtain timely delivery of these documents, you must request the information no later than [—], 2014, in order to receive them before BFHI’s special meeting of shareholders.

HBI common stock is traded on The NASDAQ Global Select Market under the symbol “HOMB.”

i

Appendix A	Agreement and Plan of Merger dated as of July 30, 2014, by and among Home BancShares, Inc., Centennial Bank, Broward Financial Holdings, Inc., Broward Bank of Commerce and HOMB Acquisition Sub II, Inc.
Appendix B	Opinion of Hovde Group, LLC
Appendix C	Florida Statutes Annotated §607.1301 to §607.1333, regarding Appraisal Rights

ii

QUESTIONS AND ANSWERS

The following questions and answers briefly address some commonly asked questions about the merger and the shareholder special meeting of BFHI shareholders. They may not include all the information that is important to the shareholders of BFHI. Shareholders of BFHI should each read this entire proxy statement/prospectus carefully, including the appendices and other documents referred to in this proxy statement/prospectus.

Q:	Why am I receiving these materials?

A:	BFHI is sending these materials to its shareholders to help them decide how to vote their shares of BFHI common stock with respect to the proposed merger and the other matters to be considered at the BFHI special meeting described below.

The merger cannot be completed unless BFHI shareholders approve the Merger Agreement. BFHI is holding a special meeting of shareholders to vote on the Merger Agreement as described in “BFHI Special Meeting of Shareholders.” Information about the special meeting and the merger is contained in this proxy statement/prospectus.

This proxy statement/prospectus constitutes a prospectus of HBI and a proxy statement of BFHI. It is a prospectus because HBI will issue shares of its common stock in exchange for shares of BFHI common stock in the merger. It is a proxy statement because the board of directors of BFHI is soliciting proxies from BFHI’s shareholders.

Q:	What will BFHI shareholders receive in the merger?

A:	Under the terms of the Merger Agreement, BFHI shareholders will receive their pro rata share of the total consideration (which we refer to sometimes as the “Purchase Price”) of approximately $33,060,001, subject to adjustment, as follows: (i) increased based on BFHI’s adjusted third quarter net income as described in the Merger Agreement; (ii) decreased based on any BFHI stock warrants not exercised before the closing of the merger; and (iii) decreased for director and officer insurance costs exceeding $100,000. The aggregate consideration consists of (i) cash equal to ten percent (10%) of the Purchase Price; and (ii) shares of HBI common stock valued at the volume-weighted average closing price of HBI common stock on The NASDAQ Global Select Market reporting system for the 20 trading days immediately prior to the date the merger closes with a total value of ninety percent (90%) of the Purchase Price. See “The Merger—Terms of the Merger” beginning on page 34 for a more detailed discussion of the calculation of the Purchase Price and adjustments thereto.

Q:	What will a BFHI shareholder receive for each share of BFHI common stock?

A:	Based on a Purchase Price of $33,060,001 (with no adjustment) and 1,996,663 shares of BFHI common stock outstanding at closing (which is equal to the sum of 1,649,512 shares—the number of shares outstanding on the date the Merger Agreement was signed, plus 300,001 shares issuable upon full exercise of all BFHI stock warrants outstanding on the date of the Merger Agreement, plus 47,150 shares issuable upon a cashless settlement and termination of all BFHI stock options outstanding on the date of the Merger Agreement), each share of BFHI common stock will be exchanged for consideration valued at $16.5576, consisting of a combination of (i) cash in the amount of approximately $1.6558 and (ii) HBI common stock with a value of approximately $14.9018. If all outstanding BFHI stock options are fully exercised before termination, resulting in 2,064,513 shares of BFHI common stock outstanding at closing, each share of BFHI common stock will be exchanged for consideration valued at $16.0135, consisting of a combination of (i) cash in the amount of approximately $1.6014 and (ii) HBI common stock with a value of approximately $14.4121.

The number of shares of HBI common stock issuable for each share of BFHI common stock will not be determined until the effective time of the merger, and will be based on the volume-weighted average closing price of HBI common stock on The NASDAQ Global Select Market reporting system for the 20 trading days immediately prior to the date the merger closes, as set forth in more detail in the Merger Agreement and described in this proxy statement/prospectus. See “The Merger—Terms of the Merger” beginning on page 34 for a more detailed discussion of the per-share merger consideration.

Q:	How are outstanding BFHI stock options addressed in the Merger Agreement?

A:	At or prior to the closing of the merger, each outstanding and unexercised BFHI stock option will be terminated by BFHI and shall entitle the holder to either the issuance of 0.41 shares of BFHI Common Stock for each BFHI stock option terminated or a cash payment at the effective time of the merger equal to the difference between the option exercise price and the equivalent dollar value of the merger consideration.

Q:	How are outstanding BFHI stock warrants addressed in the Merger Agreement?

A:	As a condition precedent to HBI’s obligation to close the merger, BFHI shall have received full payment of the exercise price of the BFHI stock warrants ($3,000,000). Upon exercise of the BFHI stock warrants, the holder shall be entitled to receive shares of BFHI common stock which will be exchanged in the merger for HBI common stock. If full payment from the exercise of warrants is not received by BFHI, HBI may terminate the Merger Agreement or proceed with the merger, but reduce the Purchase Price by an amount equal to 1.2 times the aggregate exercise price of the BFHI stock warrants for which payment was not received. However, the condition that the BFHI stock warrants be fully exercised before the closing of the merger may be satisfied by BFHI if it substitutes for any unexercised BFHI stock warrants, on a dollar-for-dollar basis, cash received by BFHI from the exercise of currently outstanding BFHI stock options.

Q:	When do HBI and BFHI expect to complete the merger?

A:	HBI and BFHI expect to complete the merger after all conditions to the merger in the Merger Agreement are satisfied or waived, including after shareholder approval is received at the special meeting of BFHI shareholders, all required regulatory approvals are received and $3,000,000 from the exercise of the BFHI stock options and stock warrants is received. HBI and BFHI currently expect to complete the merger in the fourth quarter of 2014. It is possible, however, that as a result of factors outside of either company’s control, the merger may be completed at a later time, or may not be completed at all.

Q:	How will the merger consideration received by BFHI shareholders affect HBI shareholders?

A:	As a result of HBI’s issuance of new shares to BFHI shareholders, current HBI shareholders will experience dilution in terms of percentage of ownership. Following the closing of the merger, current HBI shareholders will own approximately 98.57% of the outstanding common stock of HBI, and current BFHI shareholders will own approximately 1.43% of the outstanding common stock of HBI. These percentages assume an issuance of 961,357 shares which has been calculated based upon a Purchase Price of $33,060,001 (with no adjustment) and an HBI common stock price of $30.95 (the closing price on the date the Merger Agreement was signed). The percentages will increase or decrease based on the HBI common stock price as described in more detail in the chart on page 8.

Q:	What am I being asked to vote on?

A:	BFHI shareholders are being asked to vote on the following proposals:

1.	To approve the Merger Agreement (referred to as the “Merger Proposal”); and

2.	To approve one or more adjournments of the BFHI special meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of the Merger Proposal (referred to as the “Adjournment Proposal”).

Q:	How does the board of directors of BFHI recommend that I vote?

A:	BFHI’s board of directors unanimously recommends that BFHI shareholders vote “FOR” the BFHI proposals described in this proxy statement/prospectus.

For a discussion of interests of BFHI’s directors and officers in the merger that may be different from, or in addition to, the interests of BFHI shareholders generally, see “The Merger—Interests of BFHI Directors and Officers in the Merger and Golden Parachute Compensation,” beginning on page 49.

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained in this proxy statement/prospectus, BFHI shareholders should complete, sign and date the enclosed proxy card and return it in the enclosed envelope as soon as possible so that their shares will be represented at BFHI’s special meeting.

Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

Q:	How do I cast my vote?

A:	If you are a shareholder of record of BFHI as of the record date for the BFHI special meeting, you may vote by signing and dating the enclosed proxy card and returning it in the postage-paid envelope provided. You may also cast your vote in person at BFHI’s special meeting.

Q:	When and where is the BFHI special meeting?

A:	The special meeting of BFHI shareholders will be held at [—], Fort Lauderdale, Florida 33301, at [—] Eastern Time, on [—], 2014. All shareholders of BFHI as of the record date, or their duly appointed proxies, may attend the BFHI special meeting.

Q:	If my BFHI shares are held in “street name” by a broker or other nominee, will my broker or nominee vote my shares for me?

A:	If your BFHI shares are held in “street name” in a stock brokerage account or by a bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your bank or broker. Please note that you may not vote shares held in street name by returning a proxy card directly to BFHI or by voting in person at the special meeting unless you provide a “legal proxy,” which you must obtain from your bank or broker.

Brokers or other nominees who hold shares in street name for a beneficial owner typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers or other nominees are not allowed to exercise their voting discretion on matters that are determined to be “non-routine” without specific instructions from the beneficial owner. Broker non-votes are shares held by a broker or other nominee that are represented at the BFHI special meeting but with respect to which the broker or other nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the broker or other nominee does not have discretionary voting power on such proposal. If you are a BFHI shareholder and you do not instruct your broker or other nominee on how to vote your shares, your broker or other nominee may not vote your shares on the Merger Proposal or the Adjournment Proposal, which broker non-votes will have the effect of a vote “AGAINST” the Merger Proposal, but will have no effect on the Adjournment Proposal.

Q:	What vote is required to approve each proposal to be considered at the BFHI special meeting?

A:

Approval of the Merger Proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of BFHI common stock. Approval of the Adjournment Proposal requires the affirmative vote of at least a majority of the shares of BFHI voting on such proposal, provided that a quorum is present at the BFHI special meeting. Abstentions and broker non-votes are not considered votes cast, but are included in determining whether there is a quorum present.

BFHI’s directors and certain officers entered into voting agreements with HBI pursuant to which they agreed to vote approximately 648,550 total shares in favor of the merger. These shares represent approximately 39.32% of the BFHI common stock entitled to vote at the BFHI special meeting (excluding any shares issued upon exercise of BFHI warrants or options).

Q:	What if I abstain from voting or do not vote?

A:	For the purposes of the BFHI special meeting, an abstention, which occurs when a BFHI shareholder attends the BFHI special meeting, either in person or by proxy, but abstains from voting, will have the effect of a vote “AGAINST” the Merger Proposal, but will have no effect on the Adjournment Proposal.

Q:	May I change my vote or revoke my proxy after I have delivered my proxy or voting instruction card?

A:	Yes. You may change your vote at any time before your proxy is voted at the special meeting:

•	by sending written notice of revocation to the corporate secretary of BFHI;

•	by sending a completed proxy card bearing a later date than your original proxy card; or

•

by attending the special meeting and voting in person if you so request and if your shares are registered in your name rather than in the name of a broker, bank or other nominee; however, your attendance alone will not revoke any proxy.

If you choose either of the first two methods, you must take the described action (and, in the case of the second method, your proxy card must be received) no later than five (5) days prior to the special meeting.

If your shares are held in an account at a broker or other nominee, you should contact your broker or other nominee to change your vote.

Q:	What happens if I sell my BFHI shares after the record date but before the special meeting?

A:	The record date for the BFHI special meeting is earlier than both the date of such meeting and the date that the merger is expected to be completed. If you transfer your BFHI common stock after the record date but before the date of the special meeting, you will retain your right to vote at the special meeting (provided that such shares remain outstanding on the date of the special meeting), but you will not have the right to receive any merger consideration for the transferred BFHI shares. You will only be entitled to receive the merger consideration for BFHI shares that you own at the effective time of the merger.

Q:	What do I do if I receive more than one proxy statement/prospectus or set of voting instructions?

A:	If you hold shares directly as a record holder and also in “street name” or otherwise through a nominee, you may receive more than one proxy statement/prospectus and/or set of voting instructions relating to the special meeting. These should each be voted or returned separately to ensure that all of your shares are voted.

Q:	What are the federal income tax consequences of the merger?

A:

Gain (but not loss), if any, will be recognized by BFHI shareholders in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash (excluding any cash received in lieu of a fractional share) and the fair market value of the HBI common stock received pursuant to the merger over the adjusted tax basis in the BFHI common stock surrendered), and (2) the amount of cash received by such holder of BFHI common stock (excluding any cash received in lieu of a fractional share). The consequences of the merger to any particular shareholder will depend on that shareholder’s particular facts and circumstances. Accordingly, you are urged to consult your tax advisor to determine your tax consequences from the merger.

No gain or loss will be recognized by HBI or BFHI as a result of merger. The obligation of HBI and BFHI to complete the merger is conditioned upon the receipt of a legal opinion to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”).

For a more detailed discussion of the material United States federal income tax consequences of the transaction, see “Material United States Federal Income Tax Consequences of the Merger” beginning on page 62.

Q:	Do I have appraisal or dissenters’ rights?

A:	BFHI shareholders are entitled to appraisal rights under Florida Statutes Annotated § 607.1301 et seq., a copy of which is attached as Appendix C to this proxy statement/prospectus. If you wish to assert appraisal rights, you must deliver to BFHI, at or prior to the BFHI special meeting, written notice of your intent to demand payment for your shares if the merger is consummated and you must not vote for approval of the Merger Proposal. The procedure for dissenting is described in more detail in “The Merger” section under the heading “Appraisal Rights” beginning on page 36.

HBI shareholders are not entitled to any appraisal or dissenters’ rights.

Q:	Should I send in my stock certificates now?

A:	No. Please do not send your stock certificates with your proxy card. If you are a holder of BFHI common stock, you will receive written instructions from Computershare Trust Company, N.A., after the merger is completed on how to exchange your stock certificates for HBI common stock.

Q:	Whom should I contact if I have any questions about the proxy materials or the special meeting?

A:	If you have any questions about the merger or any of the proposals to be considered at the special meeting, need assistance in submitting your proxy or voting your shares or need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact either HBI or BFHI as follows:

Home BancShares, Inc.	Broward Financial Holdings, Inc.

P.O. Box 966	101 Northeast 3rd Avenue
Conway, Arkansas 72032	Fort Lauderdale, Florida 33301
Attn: Investor Relations Officer	Attn: President and Chief Executive Officer
Telephone: (501) 328-4770	Telephone: (954) 761-4900

SUMMARY

This summary highlights selected information from this proxy statement/prospectus. It may not contain all of the information that is important to you. We urge you to carefully read the entire document and the other documents to which we refer you in order to fully understand the merger and the related transactions. See “Where You Can Find More Information” included elsewhere in this proxy statement/prospectus. Each item in this summary refers to the page of this proxy statement/prospectus on which that subject is discussed in more detail.

The Companies (pages 74 and 79)

HBI

HBI is a Conway, Arkansas headquartered bank holding company registered under the federal Bank Holding Company Act of 1956. HBI is primarily engaged in providing a broad range of commercial and retail banking and related financial services to businesses, real estate developers and investors, individuals and municipalities through its wholly owned community bank subsidiary, Centennial Bank. Centennial Bank has locations in Arkansas, Florida and South Alabama.

HBI’s total assets, total deposits, total revenue and net income for each of the past three years are as follows:

	As of or for the Years Ended December 31,
	2013	2012	2011
		(In thousands)
Total assets	$6,811,861	$4,242,130	$3,604,117
Total deposits	5,393,046	3,483,452	2,858,031
Total revenue (interest income plus non-interest income)	257,491	225,104	213,115
Net income available to all stockholders	66,520	63,022	54,741

HBI’s common stock is traded on The NASDAQ Global Select Market under the symbol “HOMB.”

HBI’s principal executive office is located at 719 Harkrider, Suite 100, Conway, Arkansas, and its telephone number is (501) 328-4770. HBI’s internet address is www.homebancshares.com. Additional information about HBI is included under “Certain Information Concerning HBI” and “Where You Can Find More Information” included elsewhere in this proxy statement/prospectus.

BFHI

BFHI is a bank holding company headquartered in Fort Lauderdale, Florida. Broward Bank, BFHI’s wholly owned subsidiary, is a Florida-chartered non-member state bank which commenced operations in 2008. Broward Bank is a full service commercial bank, providing a wide range of business and consumer financial services to its customers primarily in Broward County, Florida. At June 30, 2014, BFHI had total assets of approximately $168.7 million, total loans of approximately $110.8 million, total deposits of approximately $143.7 million, and total shareholders’ equity of approximately $20.2 million.

BFHI’s common stock is not listed on any exchange or quoted on any automated services, and there is no established trading market for shares of BFHI common stock.

BFHI’s principal office is located at 101 Northeast 3rd Avenue, Fort Lauderdale, Florida 33301 and its telephone number at that location is (954) 761-4900. BFHI’s internet address is www.browardbankofcommerce.com. Additional information about BFHI is included under “Certain Information Concerning BFHI” included elsewhere in this proxy statement/prospectus.

Acquisition Sub

A corporation (“Acquisition Sub”) will be formed prior to the closing of the merger, and will be a wholly owned subsidiary of HBI. Acquisition Sub will not conduct any activities other than those incidental to its formation and the matters contemplated by the Merger Agreement.

The Merger (page 34)

The Merger Agreement provides that, subject to its terms and conditions and in accordance with Arkansas law, Acquisition Sub will merge with and into BFHI, with BFHI being the surviving corporation in the merger and thereby becoming a wholly owned subsidiary of HBI. This transaction is referred to in this proxy statement/prospectus as the “merger.” As soon as reasonably practicable, following the merger and as part of a single integrated transaction, Broward Bank will be merged with and into Centennial Bank, which is HBI’s wholly owned bank subsidiary, with Centennial Bank being the surviving corporation in that second step merger.

Under the terms of the Merger Agreement, BFHI shareholders will receive aggregate merger consideration of approximately $33,060,001 (assuming no adjustments are made to the Purchase Price) to $33,960,001 (the maximum amount which may be received as a result of adjustments to the Purchase Price). Each BFHI shareholder therefore will receive a pro rata share of the total merger consideration, which consists of (i) approximately $3,306,000 to $3,396,000 in cash, and (ii) shares of HBI common stock with a total value of approximately $29,754,001 to $30,564,001, based on the volume-weighted average closing price of HBI common stock for the 20 trading days immediately prior to the date the merger closes (the “HBI Average Closing Price”). Based on 1,996,663 outstanding shares of BFHI common stock (which is equal to the sum of 1,649,512 shares—the number of shares outstanding on the date the Merger Agreement was signed, plus 300,001 shares issuable upon full exercise of all BFHI stock warrants outstanding on the date of the Merger Agreement, plus 47,150 shares issuable upon a cashless termination of all BFHI stock options outstanding on the date of the Merger Agreement), BFHI shareholders will receive in exchange for each share of BFHI common stock merger consideration valued at approximately $16.5576 (at a $33,060,001 Purchase Price) to $17.0084 (at a $33,960,001 Purchase Price).

The number of shares of HBI common stock comprising the portion of the per-share merger consideration to be paid in shares of HBI common stock will vary based on the HBI Average Closing Price. The following table illustrates, for a range of potentially applicable HBI Average Closing Prices, the number of shares of HBI common stock that would be exchanged for each share of BFHI common stock, assuming that 1,996,663 shares or 2,064,513 shares (which is equal to the sum of 1,649,512 shares – the number of shares outstanding on the date the Merger Agreement was signed, plus 300,001 shares issuable upon full exercise of all BFHI stock warrants outstanding on the date of the Merger Agreement, plus 115,000 shares issuable upon full exercise of all BFHI stock options outstanding on the date of the Merger Agreement) of BFHI common stock are outstanding immediately before the merger based on a Purchase Price of $33,060,001 or $33,960,001. The actual consideration will be based on the actual HBI Average Closing Price, which will be computed at the time of the merger. The HBI Average Closing Prices shown on this table are for illustration only. Cash will be paid in lieu of issuing fractional shares of HBI common stock.

Per-Share Stock Consideration*
If the applicable HBI Average Closing Price is:	Each share of BFHI common stock will exchange for the following fractional share of HBI common stock:
	If Purchase Price is $33,060,001 and 1,996,663 shares of BFHI Common Stock are outstanding	If Purchase Price is $33,960,001 and 1,996,663 shares of BFHI Common Stock are outstanding	If Purchase Price is $33,060,001 and 2,064,513 shares of BFHI Common Stock are outstanding	If Purchase Price is $33,960,001 and 2,064,513 shares of BFHI Common Stock are outstanding
$28.05**	0.5313	0.5457	0.5138	0.5278
$29.00	0.5139	0.5278	0.4970	0.5105
$30.00	0.4967	0.5103	0.4804	0.4935
$30.95**	0.4815	0.4946	0.4657	0.4783
$31.00	0.4807	0.4938	0.4649	0.4776
$32.00	0.4657	0.4784	0.4504	0.4626
$33.00	0.4516	0.4639	0.4367	0.4486
$34.00	0.4383	0.4502	0.4239	0.4354
$35.00	0.4258	0.4374	0.4118	0.4230
$36.00	0.4139	0.4252	0.4003	0.4112
$37.00	0.4028	0.4137	0.3895	0.4001
$37.95**	0.3927	0.4034	0.3798	0.3901

*	The Per-Share Stock Consideration will be based on the actual HBI Average Closing Price, which will be computed at the time of the merger; the HBI Average Closing Prices shown on this table are for illustration only. Cash will be paid in lieu of issuing fractional shares of HBI common stock.
**	On July 30, 2014, the date the Merger Agreement was signed, the closing price of a share of HBI common stock was $30.95. The Merger Agreement provides that if the HBI Average Closing Price is equal to or greater than $37.95, then the HBI Average Closing Price will be $37.95. Additionally, if the HBI Average Closing Price is equal to or below $28.05, then the HBI Average Closing Price will be $28.05.

For illustrative purposes only, assuming the HBI Average Closing Price is $30.95 and the Purchase Price is $33,060,001 and there are 1,996,663 shares of BFHI common stock outstanding immediately before the merger, a BFHI shareholder holding 100 shares of BFHI common stock will receive $165.58 in cash for the cash portion of the merger consideration, 48 shares of HBI common stock, and $4.64 in cash in lieu of the resulting fractional share.

Based on the assumption that 961,357 shares of HBI common stock will be issued to BFHI shareholders (based on a Purchase Price with no adjustment ($33,060,001), a $30.95 HBI Average Closing Price and no cash in lieu of fractional shares paid), BFHI shareholders would own approximately 1.43% of HBI’s common stock after the merger is completed, excluding any shares of HBI common stock they may already own.

Recommendation of BFHI’s Board of Directors (page 41)

BFHI’s board of directors recommends that holders of BFHI common stock vote “FOR” the Merger Proposal, and “FOR” the Adjournment Proposal.

For further discussion of BFHI’s reasons for the merger and the recommendations of BFHI’s board of directors, see “The Merger—Background of the Merger” and “The Merger—Recommendation of BFHI’s Board of Directors and Reasons for the Merger.”

Opinion of BFHI’s Financial Advisor (page 42)

On July 29, 2014, Hovde Group, LLC (“Hovde”), BFHI’s financial advisor in connection with the merger, provided the BFHI board of directors with an overview of its analyses performed as of the date of the meeting and advised the board that its analyses were as of such date and based upon and subject to various qualifications and assumptions described in the meeting. Hovde delivered its opinion to the board on July 29, 2014, that, as of such date and subject to and based upon the qualifications and assumptions set forth in its written opinion, the merger consideration was fair, from a financial point of view, to the shareholders of BFHI.

The full text of Hovde’s opinion, dated July 29, 2014, is attached as Appendix B to this proxy statement/prospectus. You should read the opinion in its entirety for a discussion of, among other things, the assumptions made, procedures followed, matters considered and any limitations on the review undertaken by Hovde in rendering its opinion.

Hovde’s opinion is addressed to BFHI’s board of directors and addresses only the fairness of the merger consideration to be received by BFHI shareholders from a financial point of view and does not address the merits of the underlying decision by BFHI to enter into the Merger Agreement, the merits to the merger as compared to other alternatives potentially available to BFHI or the relative effects of any alternative transaction in which BFHI might engage. Hovde will be paid a fee for its services in connection with the delivery of its opinion, and will be reimbursed by BFHI for certain of its expenses.

Interests of BFHI Directors and Officers in the Merger (page 49)

Certain of BFHI’s directors and officers may have interests in the merger as individuals in addition to, or different from, their interests as shareholders of BFHI, including, but not limited to, (i) share issuances or cash payments in connection with the termination of their stock options; (ii) cash payments in connection with the termination of their employment agreements; and (iii) continuation of indemnification after the merger.

HBI has agreed to indemnify present and former directors and officers of BFHI and its subsidiaries against certain costs, damages or liabilities incurred in connection with claims, investigations and other actions arising out of or pertaining to matters existing or occurring at or prior to the effective time of the merger, and to provide them with director’s and officer’s liability insurance coverage for a period of six years following the merger.

Appraisal Rights (page 36)

BFHI shareholders are entitled to appraisal rights under Florida Statutes Annotated § 607.1301 et seq., a copy of which is attached as Appendix C to this proxy statement/prospectus. Those rights, if properly exercised, will allow a shareholder who does not wish to accept the consideration provided for by the Merger Agreement instead to obtain payment in cash of the fair value of the shareholder’s shares of BFHI common stock. If you wish to assert appraisal rights, you must deliver to BFHI, at or prior to the BFHI special meeting, written notice of your intent to demand payment for your shares if the proposed merger is consummated and you must not vote for approval of the Merger Proposal. The procedure for dissenting is described in more detail in “The Merger” section under the heading “Appraisal Rights.”

HBI shareholders are not entitled to any appraisal or dissenters’ rights.

Regulatory Matters (page 37)

Each of HBI and BFHI has agreed to use its reasonable best efforts to obtain all regulatory approvals required to complete the merger and the other transactions contemplated by the Merger Agreement. These approvals include approval from the Federal Reserve Board, the Arkansas State Bank Department and the Florida Office of Financial Regulation, among others. HBI and BFHI have filed, or are in the process of filing, applications and notifications to obtain these regulatory approvals. There can be no assurances that such approvals will be received on a timely basis, or as to the ability of HBI and BFHI to obtain the approvals on satisfactory terms or the absence of litigation challenging such approvals. See “The Merger—Regulatory Approvals.”

Conditions to Completion of the Merger (page 58)

Currently, HBI and BFHI expect to complete the merger in the fourth quarter of 2014. As more fully described in this proxy statement/prospectus and in the Merger Agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. We cannot provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party.

Termination of the Merger Agreement (page 59)

The Merger Agreement can be terminated at any time prior to completion of the merger by mutual consent, or by either party in the following circumstances:

•

a governmental entity that must grant a required regulatory approval has denied approval and such denial has become final and non-appealable, or an injunction or legal prohibition against the transaction becomes final and non-appealable;

•

the merger has not been consummated by March 31, 2015, or under certain circumstances, April 30, 2015 (unless the failure of the closing to occur by such date is due to the failure of the party seeking to terminate the Merger Agreement to perform or observe its covenants and agreements);

•

the other party breaches any of its covenants or agreements or representations or warranties under the Merger Agreement in a manner that would cause the closing conditions not to be satisfied and which is not cured within 30 days following written notice to the party committing the breach, or the breach, by its nature, cannot be cured within such time (provided that the terminating party is not then in material breach of any representation, warranty, covenant, or other agreement contained in the Merger Agreement); or

•

BFHI’s shareholders fail to approve the Merger Proposal, provided that the failure to obtain such shareholder approval was not caused by the terminating party’s material breach of any of its obligations under the Merger Agreement.

Additionally, the Merger Agreement may be terminated by (i) BFHI in order to enter into an agreement providing for a Superior Proposal (as defined in the Merger Agreement), upon payment to HBI of a termination fee $1,700,000, or (ii) HBI, if the holders of 5% or more of the outstanding shares of BFHI common stock provide notice of dissent and do not vote in favor of the merger, or (iii) HBI, if BFHI has not received at least $3,000,000 from the exercise of BFHI stock warrants and BFHI stock options.

Expenses and Termination Fees (pages 59 and 61)

Except for the registration fee and other fees paid to the SEC in connection with the merger, which will be paid by HBI, and any termination fees, all fees and expenses incurred in connection with the merger (including the costs and expense of printing and mailing this proxy statement/prospectus) will be paid by the party incurring such fees or expenses.

BFHI is required to pay HBI a termination fee of $1,700,000 if the Merger Agreement is terminated by BFHI in order to enter into an agreement providing for a Superior Proposal (as defined in the Merger Agreement) or by HBI because (i) BFHI violated the no solicitation provision of the Merger Agreement, (ii) the board of directors of BFHI failed to recommend the merger; (iii) the BFHI board of directors has recommended, proposed, or publicly announced its intention to recommend or propose to engage in a transaction resulting in a Superior Proposal; or (iv) BFHI has failed to call, give notice of, convene and hold the BFHI shareholder meeting in accordance with the Merger Agreement.

Matters to Be Considered at the Special Meeting (page 75)

BFHI shareholders will be asked to vote on the following proposals:

•	to approve the Merger Agreement (the “Merger Proposal”); and

•

to approve one or more adjournments of the BFHI special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the Merger Proposal (the “Adjournment Proposal”).

Approval of the Merger Proposal is required for the completion of the merger. BFHI’s board of directors recommends that BFHI shareholders vote “FOR” the proposals set forth above. For further discussion of the BFHI special meeting, see “BFHI Special Meeting of Shareholders.”

Approval of the Merger Proposal requires the affirmative vote of at least a majority of the outstanding shares of BFHI. Certain directors and officers have entered into voting agreements pursuant to which they have agreed to vote approximately 648,550 shares in favor of the merger. These shares represent approximately 39.32% of the BFHI common stock entitled to vote at the BFHI special meeting (excluding any shares issued upon exercise of BFHI warrants or options).

Rights of BFHI Shareholders Will Change as a Result of the Merger (page 67)

The rights of BFHI shareholders are governed by Florida law and by its articles of incorporation and bylaws. Upon the completion of the merger, BFHI shareholders will no longer have any direct interest in BFHI. Those BFHI shareholders receiving shares of HBI common stock as merger consideration will only participate in the combined company’s future earnings and potential growth through their ownership of HBI common stock. All of the other incidents of direct stock ownership in BFHI will be extinguished upon completion of the merger. The rights of former BFHI shareholders that become HBI shareholders will be governed by Arkansas law and HBI’s articles of incorporation and bylaws. Therefore, BFHI shareholders that receive HBI common stock in the merger will have different rights once they become HBI shareholders. See “Comparison of Rights of Holders of HBI and BFHI Common Stock.”

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, including HBI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, and the matters addressed under the caption “Cautionary Note Regarding Forward-Looking Statements,” BFHI shareholders should consider the matters described below carefully in determining whether to vote to approve the Merger Agreement and the transactions contemplated by the Merger Agreement.

Risk Factors Relating to the Merger

Because the market price of HBI common stock may fluctuate, you cannot be sure of the value of each share of HBI common stock that you will receive.

Upon completion of the merger, each share of BFHI common stock (other than certain shares owned by BFHI) will be converted into the right to receive merger consideration consisting of cash and shares of HBI common stock, pursuant to the terms of the Merger Agreement. The value of each share of HBI common stock to be received by BFHI shareholders will be based on the volume-weighted average price of HBI common stock during the 20 trading day period before the effective time of the merger. This average price may vary from the closing price of HBI common stock on the date that the merger was announced, on the date that this proxy statement/prospectus was mailed to BFHI shareholders, on the date of the special meeting of the BFHI shareholders, and on the date the merger is completed. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in our respective businesses, operations and prospects, and regulatory considerations, among other things. Many of these factors are beyond the control of HBI and BFHI. BFHI shareholders should obtain current market quotations for shares of HBI common stock before voting their shares at the BFHI special meeting.

HBI may fail to realize all of the anticipated benefits of the merger.

The success of the merger will depend, in part, on HBI’s ability to successfully combine the HBI and BFHI organizations. If HBI is not able to achieve this objective, the anticipated benefits of the merger may not be realized fully or at all or may take longer than expected to be realized.

HBI and BFHI have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process or other factors could result in the loss or departure of key employees, the disruption of the ongoing business of BFHI or inconsistencies in standards, controls, procedures and policies. It is also possible that clients, customers, depositors and counterparties of BFHI could choose to discontinue their relationships with the combined company post-merger because they prefer doing business with BFHI or for any other reason, which would adversely affect the future performance of the combined company. These transition matters could have an adverse effect on each of HBI and BFHI during the pre-merger period and for an undetermined time after the completion of the merger.

The results of operations of HBI after the merger may be affected by factors different from those currently affecting the results of operations of HBI and BFHI.

The businesses of HBI and BFHI differ in certain respects and, accordingly, the results of operations of the combined company and the market price of HBI’s common stock may be affected by factors different from those currently affecting the independent results of operations of HBI and BFHI. For a discussion of the business of HBI and certain factors to be considered in connection with HBI’s business, see “Information Concerning Home BancShares” and the documents incorporated by reference in this proxy statement/prospectus and referred to under “Where You Can Find More Information.” For a discussion of the business of BFHI, see “Information Concerning BFHI.”

The Merger Agreement limits BFHI’s ability to pursue an alternative transaction and requires BFHI to pay a termination fee under certain circumstances relating to alternative acquisition proposals.

The Merger Agreement prohibits BFHI from soliciting, initiating, encouraging or knowingly facilitating certain alternative acquisition proposals with any third party, subject to exceptions set forth in the Merger Agreement. The Merger Agreement also provides for the payment by BFHI to HBI of a termination fee of $1,700,000 in the event that the Merger Agreement is terminated in connection with another acquisition proposal or under certain other circumstances. These provisions may discourage a potential competing acquiror that might have an interest in acquiring BFHI from considering or proposing such an acquisition. See “The Merger Agreement—Termination; Termination Fee” included elsewhere in this proxy statement/prospectus.

The fairness opinion that BFHI has obtained, has not been, and is not expected to be, updated to reflect any changes in circumstances that may have occurred since the signing of the Merger Agreement.

The fairness opinion issued to BFHI, regarding the fairness, from a financial point of view, of the consideration to be paid in connection with the merger, speaks only as to its date. Changes in the operations and prospects of HBI or BFHI, general market and economic conditions and other factors which may be beyond the control of HBI and BFHI, and on which the fairness opinion was based, may have altered the value of HBI or BFHI or the market prices of shares of HBI or BFHI as of the date of this proxy statement/prospectus, or may alter such values and market prices by the time the merger is completed. The financial advisor does not have any obligation to update, revise or reaffirm its opinion to reflect subsequent developments, and has not done so. Because BFHI does not currently anticipate asking its financial advisor to update the opinion, the opinion will not address the fairness of the merger consideration from a financial point of view at the time the merger is completed. BFHI’s board of directors’ recommendation that BFHI shareholders vote “FOR” approval of the Merger Agreement is, however, made as of the date of this proxy statement/prospectus. For a description of the opinion that BFHI received from its financial advisor, see “Opinion of BFHI’s Financial Advisor” included elsewhere in this proxy statement/prospectus.

The merger is subject to the receipt of consents and approvals from governmental entities that may impose conditions that could have an adverse effect on the combined company following the merger.

Before the merger may be completed, various approvals and consents must be obtained from the Federal Reserve Board, the Arkansas State Bank Department, the Florida Office of Financial Regulation and various other securities, antitrust, and regulatory authorities. These governmental entities may impose conditions on the granting of such approvals and consents. Although HBI and BFHI do not currently expect that any such material conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs or limiting the revenues of the combined company following the merger, any of which might have an adverse effect on the combined company following the merger. In addition, each of HBI and BFHI has agreed to use their commercially reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the merger. Such actions may entail costs and may adversely affect HBI, BFHI, or the combined company following the merger.

The merger is subject to certain closing conditions that, if not satisfied or waived, will result in the merger not being completed, which may adversely affect BFHI.

The merger is subject to customary conditions to closing, including the receipt of required regulatory approvals and approval of the BFHI shareholders. If any condition to the merger is not satisfied or waived, to the extent permitted by law, the merger will not be completed. In addition, HBI and BFHI may terminate the Merger Agreement under certain circumstances even if the Merger Agreement is approved by BFHI shareholders. If HBI and BFHI do not complete the merger, neither company would realize any of the expected benefits of having completed the merger. If the merger is not completed and BFHI’s board of directors seeks another merger or business combination, BFHI shareholders cannot be certain that BFHI will be able to find a party willing to offer equivalent or more attractive consideration than the consideration HBI has agreed to provide in the merger. If the merger is not completed, additional risks could materialize, which could materially and adversely affect the business, financial condition and results of BFHI. For more information on closing conditions to the Merger Agreement, see “The Merger Agreement—Conditions to the Merger” included elsewhere in this proxy statement/prospectus.

The combined company expects to incur substantial expenses related to the merger.

The combined company expects to incur substantial expenses in connection with completing the merger and combining the business, operations, networks, systems, technologies, policies and procedures of the two companies. Although HBI and BFHI have assumed that a certain level of transaction and combination expenses would be incurred, there are a number of factors beyond their control that could affect the total amount or the timing of their combination expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. Due to these factors, the transaction and combination expenses associated with the merger could, particularly in the near term, exceed the savings that the combined company expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings related to the combination of the businesses following the completion of the merger. As a result of these expenses, both HBI and BFHI expect to take charges against their earnings before and after the completion of the merger. The charges taken in connection with the merger are expected to be significant, although the aggregate amount and timing of such charges are uncertain at present.

Shares of HBI common stock to be received by BFHI shareholders as a result of the merger will have rights different from the shares of BFHI common stock.

Upon completion of the merger, the rights of former BFHI shareholders who receive HBI common stock in the merger and thereby become HBI shareholders will be governed by the articles of incorporation and bylaws of HBI. The rights associated with BFHI common stock are different from the rights associated with HBI common stock. See “Comparison of Rights of Holders of HBI and BFHI Common Stock” beginning on page 67 for a discussion of the different rights associated with HBI common stock.

Certain BFHI directors and officers may have interests in the merger different from the interests of BFHI shareholders.

In considering the recommendations of the board of directors of BFHI, BFHI shareholders should be aware that certain directors and officers of BFHI have interests in the merger that may differ from, or may be in addition to, the interests of BFHI shareholders generally. The board of directors of BFHI was aware of these interests and considered them, among other matters, when it adopted the Merger Agreement and in making its recommendations that the BFHI shareholders approve the Merger Proposal. These interests include:

•	Certain BFHI directors and officers may receive cash payments in connection with the termination of their stock options;

•

Certain BFHI officers are parties to employment agreements that provide severance and other benefits upon or following a change in control of BFHI in connection with a qualifying termination of employment; and

•	BFHI directors and officers are entitled to indemnification and insurance coverage under the Merger Agreement.

For a more complete description of the interests of BFHI directors and officers in the merger, see “The Merger—Interests of BFHI’s Directors and Officers in the Merger.”

Risk Factors Relating to HBI and HBI’s Business.

HBI’s decisions regarding credit risk could be inaccurate and its allowance for loan losses may be inadequate, which would materially and adversely affect HBI.

HBI’s management makes various assumptions and judgments about the collectability of its loan portfolio, including the creditworthiness of its borrowers and the value of the real estate and other assets serving as collateral for the repayment of its secured loans. HBI endeavors to maintain an allowance for loan losses that it considers adequate to absorb future losses that may occur in its loan portfolio. In determining the size of the allowance, HBI analyzes its loan portfolio based on its historical loss experience, volume and classification of loans, volume and trends in delinquencies and non-accruals, national and local economic conditions, and other pertinent information. The economic conditions particularly in its Florida market have improved but not to pre-recession levels. These conditions may continue or could even worsen. During the first six months of 2014, the allowance for loan losses for non-covered loans increased by 23.6%. As of June 30, 2014, HBI’s allowance for loan losses for non-covered loans was approximately $48.2 million, or 1.17% of its total loans receivable not covered by loss share.

If HBI’s assumptions are incorrect, its current allowance may be insufficient to absorb future loan losses, and increased loan loss reserves may be needed to respond to different economic conditions or adverse developments in its loan portfolio. When there is an economic downturn, it is more difficult for HBI to estimate the losses that it will experience in its loan portfolio. In addition, federal and state regulators periodically review its allowance for loan losses and may require HBI to increase its allowance for loan losses or recognize further loan charge-offs based on judgments different than those of its management. Any increase in its allowance for loan losses or loan charge-offs could have a negative effect on HBI’s operating results.

HBI’s high concentration of real estate loans exposes it to increased lending risk.

As of June 30, 2014, the primary composition of HBI’s total loan portfolio was as follows:

•	commercial real estate loans (excludes construction/land development) of $1.91 billion, or 43.3% of total loans;

•	construction/land development loans of $648.0 million, or 14.7% of total loans;

•	commercial and industrial loans of $454.8 million, or 10.3% of total loans;

•	residential real estate loans of $1.21 billion, or 27.5% of total loans; and

•	consumer loans of $56.2 million, or 1.3% of total loans.

Commercial real estate, construction/land development and commercial and industrial loans, which comprised 68.3% of HBI’s total loan portfolio as of June 30, 2014, exposes it to a greater risk of loss than HBI’s residential real estate and consumer loans, which comprised 28.8% of its total loan portfolio as of June 30, 2014. Commercial real estate and land development loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to residential loans. Consequently, an adverse development with respect to one commercial loan or one credit relationship exposes HBI to a significantly greater risk of loss compared to an adverse development with respect to one residential mortgage loan.

Approximately 87.2% of HBI’s loans as of June 30, 2014, are to borrowers in Alabama, Arkansas and Florida, the three states in which HBI has its primary market areas. An adverse development with respect to the market conditions of these specific market areas could expose HBI to a greater risk of loss than a portfolio that is spread among a larger geography base.

HBI’s concentration in commercial real estate loans exposes it to greater risk associated with those types of loans. The repayment of loans secured by commercial real estate is typically dependent upon the successful operation of the related real estate or commercial project. If the cash flows from the project are reduced, a borrower’s ability to repay the loan may be impaired. This cash flow shortage may result in the failure to make loan payments. In such cases, HBI may be compelled to modify the terms of the loan, or in the most extreme cases, it may have to foreclose. In addition, the nature of these loans is such that they are generally less predictable and more difficult to evaluate and monitor. As a result, repayment of these loans may, to a greater extent than residential loans, be subject to adverse conditions in the real estate market or economy.

HBI has 85.6% of its loans as real estate loans primarily in Arkansas, Florida and South Alabama, and this poses a concentration risk, especially if the Florida area does not continue to improve or once again deteriorates resulting in depressed sales prices and low sales volume, combined with increased delinquencies and foreclosures on residential and commercial real estate loans.

Depressed local economic and housing markets have led to loan losses and reduced earnings in the past and could lead to additional loan losses and reduced earnings.

Beginning in 2007, the Florida markets experienced a dramatic reduction in housing and real estate values, coupled with significantly higher unemployment. These conditions contributed to increased non-performing loans and reduced asset quality during this time period. While market conditions in the Florida markets have begun to improve, HBI continues to experience higher non-performing loans and reduced asset quality in these markets as compared to pre-recession levels. As of June 30, 2014, HBI’s non-performing, non-covered loans totaled approximately $45.0 million, or 1.09% of total non-covered loans. Non-performing, non-covered assets were approximately $66.0 million as of this same date, or 1.04% of total non-covered assets. In addition, HBI had approximately $16.0 million in accruing non-covered loans that were between 30 and 89 days delinquent as of June 30, 2014. If these markets do not continue to improve or once again deteriorate, they may lead to additional valuation adjustments on HBI’s loan portfolios and real estate owned as it continues to reassess the market value of its loan portfolio, the losses associated with the loans in default and the net realizable value of real estate owned.

HBI’s non-performing assets adversely affect its net income in various ways. If economic and market conditions do not continue to improve, HBI could incur additional losses relating to increased non-performing loans. HBI does not record interest income on non-accrual loans or other real estate owned, thereby adversely affecting its income, and its loan administration costs. When HBI takes collateral in foreclosures and similar proceedings, it is required to mark the related loan to the then-fair market value of the collateral, which may result in a loss. These loans and other real estate owned also increase its risk profile and the capital HBI’s regulators believe is appropriate in light of such risks. In addition, the resolution of non-performing assets requires significant commitments of time from management and HBI’s directors, which can be detrimental to the performance of their other responsibilities. These effects, individually or in the aggregate, could have an adverse effect on HBI’s financial condition and results of operations.

While HBI believes its allowance for loan losses is adequate as of June 30, 2014, as additional facts become known about relevant internal and external factors that affect loan collectability and HBI’s assumptions, it may result in HBI making additions to the provision for loan losses during 2014. Any failure by management to closely monitor the status of the market and make the necessary changes could have a negative effect on HBI’s operating results.

Additionally, HBI’s success significantly depends upon the growth in population, income levels, deposits and housing starts in its markets. Generally, trends in these factors were negative in the few years following 2007 in the Florida markets and have only partially recovered as of June 30, 2014. If the communities in which HBI operates do not grow or if prevailing economic conditions locally or nationally continue to remain challenging, HBI’s business may be adversely affected. HBI is less able than a larger institution to spread the risks of unfavorable local economic conditions across a large number of diversified economies. Moreover, HBI cannot give any assurance it will benefit from any market growth or favorable economic conditions in its primary market areas if they do occur.

If the value of real estate in the Florida markets were to stop improving or once again deteriorate, a significant portion of HBI’s loans in the Florida market that were not acquired from the FDIC could become under-collateralized, which could have a material adverse effect on HBI.

As of June 30, 2014, non-covered loans in the Florida market totaled $756.1 million, or 18.3% of HBI’s non-covered loans receivable. Of the Florida loans for which HBI does not have loss sharing, approximately 92.7% were secured by real estate. In the prior years, the difficult local economic conditions have adversely affected the values of HBI’s real estate collateral in Florida and it could do so again if the markets were to stop improving or once again deteriorate in the future. The real estate collateral in each case provides an alternate source of repayment on HBI’s loans in the event of default by the borrower but may deteriorate in value during the time credit is extended. If HBI is required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, HBI’s earnings and capital could be adversely affected.

Because HBI has a concentration of exposure to a number of individual borrowers, a significant loss on any of those loans could materially and adversely affect HBI.

HBI has a concentration of exposure to a number of individual borrowers. Under applicable law, Centennial Bank is generally permitted to make loans to one borrowing relationship up to 20% of its Tier 1 capital plus the allowance for loan losses. As of June 30, 2014, the legal lending limit of Centennial Bank for secured loans was approximately $126.2 million. Currently, HBI’s board of directors has established an in-house lending limit of $20.0 million to any one borrowing relationship without obtaining the approval of both HBI’s Chairman John W. Allison and HBI’s director Richard H. Ashley.

A portion of HBI’s loans are to customers who have been adversely affected by the home building industry.

Customers who are builders and developers face greater difficulty in selling their homes in markets where the decrease in housing and real estate values are more pronounced. Consequently, HBI has faced delinquencies and non-performing assets as these customers have been forced to default on their loans. If the housing markets were to stop improving or once again deteriorate, additional downgrades, provisions for loan losses and charge-offs relating to HBI’s loan portfolio may occur.

HBI’s cost of funds may increase as a result of general economic conditions, interest rates and competitive pressures.

HBI’s cost of funds may increase as a result of general economic conditions, interest rates and competitive pressures. HBI has traditionally obtained funds principally through local deposits, and HBI has a base of lower cost transaction deposits. Generally, HBI believes local deposits are a more stable source of funds than other borrowings because interest rates paid for local deposits are typically lower than interest rates charged for borrowings from other institutional lenders. In addition, local deposits reflect a mix of transaction and time deposits, whereas brokered deposits typically are less stable time deposits, which may need to be replaced with higher cost funds. HBI’s costs of funds and its profitability and liquidity are likely to be adversely affected, if and to the extent HBI has to rely upon higher cost borrowings from other institutional lenders or brokers to fund loan demand or liquidity needs, and changes in HBI’s deposit mix and growth could adversely affect its profitability and the ability to expand its loan portfolio.

The loss of key officers may materially and adversely affect HBI.

HBI’s success depends significantly on the Chairman, John W. Allison, and HBI’s executive officers, especially C. Randall Sims, Randy E. Mayor, Brian S. Davis and Kevin D. Hester and on its regional bank presidents Tracy M. French, Robert F. Birch and Russell Davis Carter, III. Centennial Bank, in particular, relies heavily on its management team’s relationships in its local communities to generate business. Because HBI does not have employment agreements or non-compete agreements with its employees, its executive officers and regional bank presidents are free to resign at any time and accept an employment offer from another company, including a competitor. The loss of services from a member of HBI’s current management team may materially and adversely affect its business, financial condition, results of operations and future prospects.

Recent legislation imposes certain executive compensation and corporate governance requirements, which could adversely affect HBI and its business, including its ability to recruit and retain qualified employees.

On January 25, 2011, the SEC adopted a final rule implementing certain executive compensation and corporate governance provisions of the Dodd-Frank Act. These provisions make applicable to all public companies certain executive compensation requirements similar to those imposed on participants in the TARP Capital Purchase Program. The SEC rule requires public companies to provide their shareholders with non-binding advisory votes (i) at least once every three years on the compensation paid to their named executive officers, and (ii) at least once every six years on whether they should have a “say on pay” vote every one, two or three years. A separate, non-binding advisory shareholder vote will be required regarding golden parachute compensation arrangements for named executive officers when a shareholder vote takes place on mergers, acquisitions, dispositions or other transactions that would trigger the parachute payments. Also, the SEC is required to ensure that national listing exchanges, such as the New York Stock Exchange and the NASDAQ, prohibit the listing of any companies that fail to adopt clawback policies pursuant to which incentive-based compensation paid to executives will be subject to clawback based on financial results which were subsequently restated within three years of such payment. The amount of the clawback is the amount in excess of what would have been paid under the restated results. As a public company, HBI is subject to the requirements of these SEC rules, whereas some of HBI’s competitors are not publicly traded and therefore not subject to such rules.

These provisions and any future rules issued by the Treasury or the SEC could adversely affect HBI’s ability to attract and retain management capable and motivated sufficiently to manage and operate its business through difficult economic and market conditions. If HBI is unable to attract and retain qualified employees to manage and operate its business, HBI may not be able to successfully execute its business strategy.

HBI’s growth and expansion strategy may not be successful and its market value and profitability may suffer.

Growth through the acquisition of banks, particularly FDIC-assisted transactions, and de novo branching represent important components of its business strategy. Any future acquisitions that HBI might make will be accompanied by the risks commonly encountered in acquisitions. These risks include, among other things:

•	credit risk associated with the acquired bank’s loans and investments;

•	difficulty of integrating operations and personnel; and

•	potential disruption of its ongoing business.

HBI expects that competition for suitable acquisition candidates may be significant. HBI may compete with other banks or financial service companies with similar acquisition strategies, many of which are larger and have greater financial and other resources. HBI cannot assure you that it will be able to successfully identify and acquire suitable acquisition targets on acceptable terms and conditions.

In the current economic environment, HBI may continue to have opportunities to acquire the assets and liabilities of failed banks in FDIC-assisted transactions. These acquisitions involve risks similar to acquiring existing banks even though the FDIC might provide assistance to mitigate certain risks such as sharing in exposure to loan losses and providing indemnification against certain liabilities of the failed institution. However, because these acquisitions are structured in a manner that would not allow HBI the time normally associated with preparing for integration of an acquired institution, HBI may face additional risks in FDIC-assisted transactions. These risks include, among other things, the loss of customers, strain on management resources related to collection and management of problem loans and problems related to integration of personnel and operating systems.

In addition to the acquisition of existing financial institutions, as opportunities arise, HBI plans to have some de novo branching. De novo branching and any acquisition carry with it numerous risks, including the following:

•	the inability to obtain all required regulatory approvals;

•	significant costs and anticipated operating losses associated with establishing a de novo branch or a new bank;

•	the inability to secure the services of qualified senior management;

•	the local market may not accept the services of a new bank owned and managed by a bank holding company headquartered outside of the market area of the new bank;

•	economic downturns in the new market;

•	the inability to obtain attractive locations within a new market at a reasonable cost; and

•	the additional strain on management resources and internal systems and controls.

HBI cannot assure that it will be successful in overcoming these risks or any other problems encountered in connection with acquisitions (including FDIC-assisted transactions) and de novo branching. HBI’s inability to overcome these risks could have an adverse effect on its ability to achieve its business strategy and maintain its market value and profitability.

HBI’s loss-sharing agreements with the FDIC limit its ability to enter into certain change of control transactions, including the sale of significant amounts of its common stock by HBI or its shareholders, without the consent of the FDIC.

The loss-sharing agreements that HBI entered into with the FDIC in connection with its FDIC-assisted acquisitions require the consent of the FDIC in connection with certain change of control transactions, including the sale by HBI or by any individual shareholder, or group of shareholders acting in concert, of shares of its common stock totaling more than 9% of its outstanding common stock. This requirement could restrict or delay HBI’s ability to raise additional capital to fund acquisition or growth opportunities or for other purposes, or to pursue a merger or consolidation transaction that management may believe is in the best interest of its shareholders. This could also restrict or delay the ability of HBI’s shareholders to sell a substantial amount of its shares. In addition, if such a transaction were to occur without the FDIC’s consent, HBI could lose the benefit of the loss-share coverage provided by these agreements for certain covered assets.

There may be undiscovered risks or losses associated with HBI’s bank acquisitions which would have a negative impact upon its future income.

HBI’s growth strategy includes strategic acquisitions of banks. HBI has acquired 16 banks since it started its first subsidiary bank in 1999, including six in 2010, three in 2012, one in 2013, and one in 2014 and will continue to consider strategic acquisitions, with a primary focus on Arkansas, Florida, South Alabama and other nearby markets. In most cases, other than in connection with FDIC-assisted transactions and its acquisition of Vision Bank in 2012, HBI’s acquisition of a bank includes the acquisition of all of the target bank’s assets and liabilities, including its loan portfolio. There may be instances when HBI, under its normal operating procedures, may find after the acquisition that there may be additional losses or undisclosed liabilities with respect to the assets and liabilities of the target bank, and, with respect to its loan portfolio, that the ability of a borrower to repay a loan may have become impaired, the quality of the value of the collateral securing a loan may fall below HBI’s standards, or the allowance for loan losses may not be adequate. One or more of these factors might cause HBI to have additional losses or liabilities, additional loan charge-offs, or increases in allowances for loan losses, which would have a negative impact upon HBI’s financial condition and results of operations.

Changes in national and local economic conditions could lead to higher loan charge-offs in connection with HBI’s acquisitions.

In connection with HBI’s acquisitions since 2010, it has acquired a significant portfolio of loans. Although HBI marked down the loan portfolios it has acquired, there is no assurance that the non-impaired loans acquired by HBI will not become impaired or that the impaired loans will not suffer further deterioration in value resulting in additional charge-offs to the acquired loan portfolio. Fluctuations in national, regional and local economic conditions, including those related to local residential and commercial real estate and construction markets, may increase the level of charge-offs HBI makes to its loan portfolio, and, may consequently, reduce its net income. Such fluctuations may also increase the level of charge-offs on the loan portfolios HBI has acquired in the acquisitions and correspondingly reduce HBI’s net income. These fluctuations are not predictable, cannot be controlled and may have a material adverse impact on HBI’s operations and financial condition even if other favorable events occur.

Although in connection with the 2010 FDIC-assisted acquisitions HBI entered into loss sharing agreements with the FDIC, which provide a significant portion of losses related to specified loan portfolios HBI acquired will be indemnified by the FDIC, HBI is not protected from all losses resulting from charge-offs with respect to those specified loan portfolios. Additionally, the loss sharing agreements have limited terms, which begin to expire in 2015; therefore, any charge-off of related losses that HBI experiences after the term of the loss sharing agreements will not be reimbursed by the FDIC and will negatively impact HBI’s net income.

The expiration of HBI’s loss sharing agreements in connection with its 2010 FDIC-assisted acquisitions may result in write-downs to HBI’s FDIC indemnification asset to the extent expected loan losses do not occur within the loss share coverage window, which could have a material adverse effect on HBI’s financial condition.

In conjunction with HBI’s FDIC-assisted transactions, HBI entered into loss sharing agreements with the FDIC which cover realized losses on loans, foreclosed real estate and certain other assets. These agreements are recorded as assets on HBI’s consolidated balance sheet to the extent of the expected loss share indemnification. These loss share assets are measured separately from the loan portfolios because they are not contractually embedded in the loans and are not transferable with the loans should HBI choose to dispose of them. Fair values at the acquisition dates were estimated based on projected cash flows available for loss share based on the credit adjustments estimated for each loan pool and the loss share percentages.

Subsequent to the acquisition date, reimbursements received from the FDIC for actual incurred losses will reduce the loss share assets. Reductions to expected credit losses, to the extent such reductions to expected credit losses are the result of an improvement to the actual or expected cash flows from the covered assets, will also reduce the loss share assets. Increases in expected credit losses will require an increase to the allowance for loan losses and a corresponding increase to the loss share assets. As the loss share agreements approach the various expiration dates, there could be unexpected volatility in the indemnification asset as future expected loan losses might become projected to occur outside of the loss share coverage reimbursement window. If the loan losses projected to occur outside the loss share coverage reimbursement period are substantial, the resulting reductions in HBI’s FDIC indemnification asset could have a material adverse effect on HBI’s financial condition.

HBI’s recent acquisitions have increased its commercial real estate loan portfolio, which have a greater credit risk than residential mortgage loans.

With HBI’s 2010 FDIC-assisted acquisitions and subsequent market acquisitions, HBI’s commercial loan and construction loan portfolios have become a larger portion of its total loan portfolio than it was prior to the acquisitions. This type of lending is generally considered to have more complex credit risks than traditional single-family residential lending, because the principal is concentrated in a limited number of loans with repayment dependent on the successful operation of the related real estate or construction project. Consequently, these loans are more sensitive to the current adverse conditions in the real estate market and the general economy. These loans are generally less predictable and more difficult to evaluate and monitor and collateral may be more difficult to dispose of in a market decline.

HBI’s acquisitions may cause it to modify its disclosure controls and procedures, which may not result in the material information that it is required to disclose in its SEC reports being recorded, processed, summarized, and reported adequately.

HBI’s management is responsible for establishing and maintaining effective disclosure controls and procedures that are designed to cause the material information that it is required to disclose in reports that it files or submits under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to be recorded, processed, summarized, and reported to the extent applicable within the time periods required by the SEC’s rules and forms. As a result of its acquisitions, HBI may be implementing changes to processes, information technology systems and other components of internal control over financial reporting as part of its integration activities. Notwithstanding any changes to its disclosure controls and procedures resulting from its evaluation of the same after the acquisition, its control systems, no matter how well designed and operated, may not result in the material information that HBI is required to disclose in its SEC reports being recorded, processed, summarized, and reported adequately. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within HBI has been detected.

HBI’s failure to fully comply with the loss-sharing provisions relating to its FDIC acquisitions could jeopardize the loss-share coverage afforded to certain individual or pools of assets, rendering HBI financially responsible for the full amount of any losses related to such assets.

In connection with its FDIC acquisitions in 2010, HBI entered into loss-sharing agreements with the FDIC whereby the FDIC agreed to cover 70% or 80% of the losses on certain single family residential mortgage loans and certain commercial loans (together, “covered assets”), and 30%, 80% or 95% of the losses on such covered assets in excess of thresholds stated in the loss-sharing agreements. HBI’s management of and application of the terms and conditions of the loss-sharing provisions of the Purchase and Assumption Agreements related to the covered assets is monitored by the FDIC through periodic reports that it must submit to the FDIC and on-site compliance visitations by the FDIC. If HBI fails to fully comply with its obligations under the loss-sharing provisions of the Purchase and Assumption Agreements relating to the acquisitions, HBI could lose the benefit of the loss-share coverage as it applies to certain individual or pools of covered assets. Without such loss-share coverage, HBI would be solely financially responsible for the losses sustained by such individual or pools of assets.

Competition from other financial institutions may adversely affect HBI’s profitability.

The banking business is highly competitive. HBI experiences strong competition, not only from commercial banks, savings and loan associations and credit unions, but also from mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other financial services providers operating in or near its market areas. HBI competes with these institutions both in attracting deposits and in making loans.

Many of HBI’s competitors are much larger national and regional financial institutions. HBI may face a competitive disadvantage against them as a result of its smaller size and resources and its lack of geographic diversification. Many of HBI’s competitors are not subject to the same degree of regulation that HBI is as an FDIC-insured institution, which gives them greater operating flexibility and reduces their expenses relative to HBI’s.

HBI also competes against community banks that have strong local ties. These smaller institutions are likely to cater to the same small and mid-sized businesses that HBI targets and to use a relationship-based approach similar to HBI’s. In addition, HBI’s competitors may seek to gain market share by pricing below the current market rates for loans and paying higher rates for deposits. Competitive pressures can adversely affect HBI’s results of operations and future prospects.

HBI may incur environmental liabilities with respect to properties to which it takes title.

A significant portion of HBI’s loan portfolio is secured by real property. In the course of its business, HBI may own or foreclose and take title to real estate and could become subject to environmental liabilities with respect to these properties. HBI may become responsible to a governmental agency or third parties for property damage, personal injury, investigation and clean-up costs incurred by those parties in connection with environmental contamination, or may be required to investigate or clean-up hazardous or toxic substances, or chemical releases at a property. The costs associated with environmental investigation or remediation activities could be substantial. If HBI were to become subject to significant environmental liabilities, it could have a material adverse effect on HBI’s results of operations and financial condition.

HBI continually encounters technological change, and it may have fewer resources than many of its competitors to continue to invest in technological improvements.

The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. In addition to better serving customers, effective use of technology increases efficiency and enables financial institutions to reduce costs. HBI’s future success will depend, in part, upon its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional efficiencies in its operations. Many of HBI’s competitors have substantially greater resources to invest in technological improvements. HBI may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to its clients, which may adversely affect its results of operations and future prospects.

A failure in or breach of HBI’s operational or security systems, or those of its third party service providers, including as a result of cyber-attacks, could disrupt HBI’s business, result in unintentional disclosure or misuse of confidential or proprietary information, damage its reputation, increase its costs and cause losses.

As a financial institution, HBI’s operations rely heavily on the secure processing, storage and transmission of confidential and other information on its computer systems and networks. Any failure, interruption or breach in security or operational integrity of these systems could result in failures or disruptions in its online banking system, customer relationship management, general ledger, deposit and loan servicing and other systems. The security and integrity of its systems could be threatened by a variety of interruptions or information security breaches, including those caused by computer hacking, cyber-attacks, electronic fraudulent activity or attempted theft of financial assets. HBI cannot assure you that any such failures, interruption or security breaches will not occur, or if they do occur that they will be adequately addressed. While HBI has certain protective policies and procedures in place, the nature and sophistication of the threats continue to evolve. HBI may be required to expend significant additional resources in the future to modify and enhance its protective measures.

Additionally, HBI faces the risk of operational disruption, failure, termination or capacity constraints of any of the third parties that facilitate its business activities, including exchanges, clearing agents, clearing houses or other financial intermediaries. Such parties could also be the source of an attack on, or breach of, HBI’s operational systems. Any failures, interruptions or security breaches in HBI’s information systems could damage its reputation, result in a loss of customer business, result in a violation of privacy or other laws, or expose HBI to civil litigation, regulatory fines or losses not covered by insurance.

HBI’s recent results do not indicate its future results and may not provide guidance to assess the risk of an investment in its common stock.

HBI is unlikely to sustain its historical rate of growth, and may not even be able to expand its business at all. Further, HBI’s recent growth may distort some of its historical financial ratios and statistics. Various factors, such as economic conditions, regulatory and legislative considerations and competition, may also impede or prohibit HBI’s ability to expand its market presence. If HBI is not able to successfully grow its business, HBI’s financial condition and results of operations could be adversely affected.

HBI may not be able to raise the additional capital it needs to grow and, as a result, its ability to expand its operations could be materially impaired.

Federal and state regulatory authorities require HBI and its bank subsidiary to maintain adequate levels of capital to support its operations. While HBI believes that its existing capital (which well exceeds the federal and state capital requirements) will be sufficient to support its current operations, anticipated expansion and potential acquisitions, factors such as faster than anticipated growth, reduced earnings levels, operating losses, changes in economic conditions, revisions in regulatory requirements, or additional acquisition opportunities may lead HBI to seek additional capital.

HBI’s ability to raise additional capital, if needed, will depend on its financial performance and on conditions in the capital markets at that time, which are outside its control. If HBI needs additional capital but cannot raise it on terms acceptable to it, HBI’s ability to expand its operations could be materially impaired.

HBI’s directors and executive officers own a significant portion of its common stock and can exert significant influence over business and corporate affairs.

HBI’s directors and executive officers, as a group, beneficially owned 17.45% of its common stock as of December 31, 2013. Consequently, if they vote their shares in concert, they can significantly influence the outcome of all matters submitted to HBI’s shareholders for approval, including the election of directors. The interests of its officers and directors may conflict with the interests of other holders of HBI’s common stock, and they may take actions affecting HBI with which you disagree.

Hurricanes or other adverse weather events could negatively affect HBI’s local economies or disrupt its operations, which would have an adverse effect on it.

Like other coastal areas, HBI’s markets in Alabama and Florida are susceptible to hurricanes and tropical storms. Such weather events can disrupt HBI’s operations, result in damage to its properties and negatively affect the local economies in which it operates. HBI cannot predict whether or to what extent damage that may be caused by future hurricanes or other weather events will affect its operations or the economies in its market areas, but such weather events could result in a decline in loan originations, a decline in the value or destruction of properties securing its loans and an increase in the delinquencies, foreclosures and loan losses. HBI’s business or results of operations may be adversely affected by these and other negative effects of hurricanes or other significant weather events.

Risk Factors Related to Owning HBI’s Stock

The holders of HBI’s subordinated debentures have rights that are senior to those of HBI’s shareholders. If HBI defers payments of interest on its outstanding subordinated debentures or if certain defaults relating to those debentures occur, HBI will be prohibited from declaring or paying dividends or distributions on, and from making liquidation payments with respect to, its common stock.

As of June 30, 2014, HBI had $60.8 million of subordinated debentures issued in connection with trust preferred securities. Payments of the principal and interest on the trust preferred securities are unconditionally guaranteed by HBI. The subordinated debentures are senior to HBI’s shares of common stock. As a result, HBI must make payments on the subordinated debentures (and the related trust preferred securities) before any dividends can be paid on its common stock and, in the event of bankruptcy, dissolution or liquidation, the holders of the debentures must be satisfied before any distributions can be made to the holders of HBI’s common stock. HBI has the right to defer distributions on the subordinated debentures (and the related trust preferred securities) for up to five years, during which time no dividends may be paid to holders of its capital stock. If HBI elects to defer or if HBI defaults with respect to its obligations to make payments on these subordinated debentures, this would likely have a material adverse effect on the market value of its common stock. Moreover, without notice to or consent from the holders of its common stock, HBI may enter into other financing agreements that limit its ability to purchase or to pay dividends or distributions on its capital stock, including its common stock.

HBI may be unable to, or choose not to, pay dividends on its common stock.

Although HBI has paid a quarterly dividend on its common stock since the second quarter of 2003 and expects to continue this practice, HBI cannot assure you of its ability to continue. HBI’s ability to pay dividends depends on the following factors, among others:

•

HBI may not have sufficient earnings since its primary source of income, the payment of dividends to it by Centennial Bank, is subject to federal and state laws that limit the ability of that bank to pay dividends.

•

Federal Reserve Board policy requires bank holding companies to pay cash dividends on common stock only out of net income available over the past year and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition.

•	Before dividends may be paid on HBI’s common stock in any year, payments must be made on its subordinated debentures.

•	HBI’s board of directors may determine that, even though funds are available for dividend payments, retaining the funds for internal uses, such as expansion of its operations, is a better strategy.

If HBI fails to pay dividends, capital appreciation, if any, of its common stock may be the sole opportunity for gains on an investment in its common stock. In addition, in the event Centennial Bank becomes unable to pay dividends to it, HBI may not be able to service its debt, pay its other obligations or pay dividends on its common stock. Accordingly, HBI’s inability to receive dividends from its bank subsidiary could also have a material adverse effect on its business, financial condition and results of operations and the value of your investment in HBI’s common stock.

HBI’s stock trading volume may not provide adequate liquidity for investors.

Although shares of HBI’s common stock are listed for trading on The NASDAQ Global Select Market, the average daily trading volume in the common stock is less than that of other larger financial services companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of a sufficient number of willing buyers and sellers of the common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which HBI has no control. Given the daily average trading volume of HBI’s common stock, significant sales of the common stock in a brief period of time, or the expectation of these sales, could cause a decline in the price of its common stock.

SELECTED CONSOLIDATED FINANCIAL DATA OF BFHI

The following table presents selected consolidated financial information and other financial data for BFHI. The data for the three and six months ended June 30, 2014 are derived from unaudited financial data of BFHI, and for the years 2013 and 2012 are derived from audited consolidated financial statements of BFHI, except earnings per share data. Operating results for prior periods are not necessarily indicative of the results that might be expected for 2014 or any future period.

	As of or for the Three Months Ended June 30,	As of or for the Six Months Ended June 30,	As of or for the Years Ended December 31,
	2014	2014	2013	2012
	(Unaudited)	(Unaudited)
	(Dollars and shares in thousands, except per share data)
Income statement data:
Interest income	$1,880	$3,680	$6,847	$6,551
Interest expense	269	522	950	1,014

Net interest income before provision for loan losses	1,611	3,158	5,897	5,537
Provision for loan losses	1	(63)	427	282

Net interest income after provision	1,610	3,221	5,470	5,255
Non-interest income	148	446	717	579
Non-interest expense	1,190	2,346	4,615	4,566

Income before income taxes	568	1,321	1,572	1,268
Provision for income taxes	208	475	540	492

Net income	$360	$846	$1,032	$776

Share and per share data:
Basic earnings per common share	$0.22	$0.52	$0.63	$0.47
Diluted earnings per share	0.17	0.41	0.50	0.38
Cash dividends declared on preferred stock	8	16	31	31
Book value per share at end of period	10.37	10.37	9.68	9.49
Common shares outstanding at end of period	1,650	1,650	1,650	1,650

Balance sheet data:
Total assets	$168,714	$168,714	$159,161	$142,800
Cash and cash equivalents	1,661	1,661	8,145	9,100
Investment securities	49,165	49,165	41,598	31,858
Total loans	110,848	110,848	105,020	98,050
Allowance for loan losses	1,815	1,815	1,878	1,451
Loans, net	109,033	109,033	103,142	96,599
Deposits	143,682	143,682	135,763	121,924
Stockholders’ equity (1)	20,233	20,233	19,094	18,791

Asset quality:
Non-performing loans (2)	$0	$0	$0	$0
Allowance for loan losses to total loans	1.64%	1.64%	1.79%	1.48%
Allowance for loan losses to non-performing loans	n/a	n/a	n/a	n/a
Total non-performing loans to total loans	0	0	0	0
Total non-performing loans to total assets	0	0	0	0
Total non-performing loans and real estate foreclosed assets to total assets	0	0	0	0

(1)	Includes $3,134,000 of preferred stock.
(2)	Loans where the interest is no longer accruing over 90 days or more past due.

SELECTED CONSOLIDATED FINANCIAL DATA OF HBI

Set forth below are highlights from HBI’s consolidated financial data as of and for the three and six months ended June 30, 2014 and 2013 and for the years ended December 31, 2009 through December 31, 2013. The results of operations for the three and six months ended June 30, 2014 and 2013 are not necessarily indicative of the results of operations for a full year or any other interim period. HBI management prepared the unaudited information on the same basis as it prepared HBI’s audited consolidated financial statements. In the opinion of HBI management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates. You should read this information in conjunction with HBI’s consolidated financial statements and related notes included in HBI’s Annual Report on Form 10-K for the year ended December 31, 2013 and its Quarterly Report on Form 10-Q for the three and six months ended June 30, 2014, each of which is incorporated by reference in this document and from which this information is derived. See “Where You Can Find More Information” on page 91.

Selected Consolidated Financial Data

	As of or for the Three Months Ended June 30,		As of or for the Six Months Ended June 30,		As of or for the Years Ended December 31,
	2014	2013	2014	2013	2013	2012	2011	2010	2009
	(Unaudited)
	(Dollars and shares in thousands, except per share data)
Income statement data:
Total interest income	$82,586	$48,085	$164,426	$96,233	$217,126	$177,135	$171,806	$151,122	$132,253
Total interest expense	4,543	3,244	9,383	7,043	14,531	21,535	30,551	34,708	39,943

Net interest income	78,043	44,841	155,043	89,190	202,595	155,600	141,255	116,414	92,310
Provision for loan losses	6,115	850	13,053	850	5,180	2,750	3,500	72,850	11,150

Net interest income after provision for loan losses	71,928	43,991	141,990	88,340	197,415	152,850	137,755	43,564	81,160
Non-interest income	11,539	9,805	23,720	18,830	40,365	47,969	41,309	65,049	30,659
Non-interest expense	38,620	25,855	77,977	51,718	133,307	102,368	94,722	85,001	72,883

Income before income taxes	44,847	27,941	87,733	55,452	104,473	98,451	84,342	23,612	38,936
Income tax expense	16,418	10,282	31,967	20,245	37,953	35,429	29,601	6,021	12,130

Net income	28,429	17,659	55,766	35,207	66,520	63,022	54,741	17,591	26,806
Preferred stock dividends and accretion of discount on preferred stock	—	—	—	—	—	—	1,828	2,680	2,576

Net income available to common stockholders	$28,429	$17,659	$55,766	$35,207	$66,520	$63,022	$52,913	$14,911	$24,230

Common share and per common share data (a):
Basic earnings per common share	$0.44	$0.32	$0.86	$0.63	$1.15	$1.12	$0.93	$0.26	$0.51
Diluted earnings per common share	0.43	0.31	0.85	0.62	1.14	1.11	0.92	0.26	0.51
Diluted earnings per common share excluding intangible amortization (1)	0.44	0.32	0.87	0.64	1.18	1.14	0.95	0.29	0.53
Book value per common share	13.77	9.49	13.77	9.49	12.92	9.17	8.38	7.51	7.36
Tangible book value per common share (2) (5)	8.83	7.78	8.83	7.78	7.94	7.43	7.18	6.26	6.33
Dividends—common	0.0750	0.0750	0.1500	0.1400	0.2900	0.2900	0.1340	0.1083	0.1091
Average common shares outstanding	65,140	56,234	65,131	56,228	57,908	56,274	56,832	56,722	47,254
Average diluted shares outstanding	65,545	56,577	65,523	56,555	58,252	56,630	57,224	57,200	47,768

Selected Consolidated Financial Data—Continued

	As of or for the Three Months Ended June 30,		As of or for the Six Months Ended June 30,		As of or for the Years Ended December 31,
	2014	2013	2014	2013	2013	2012	2011	2010	2009
	(Unaudited)
	(Dollars and shares in thousands, except per share data)
Performance ratios:
Return on average assets	1.70%	1.71%	1.67%	1.70%	1.43%	1.58%	1.50%	0.55%	1.03%
Return on average assets excluding intangible amortization (6)	1.83	1.80	1.80	1.79	1.52	1.66	1.57	0.61	1.10
Return on average common equity	12.96	13.27	12.98	13.47	11.27	12.75	11.77	3.41	7.45
Return on average tangible common equity excluding intangible amortization (2) (7)	20.94	16.65	21.20	16.97	15.26	15.87	14.39	4.40	9.49
Net interest margin (10)	5.50	5.18	5.49	5.16	5.19	4.70	4.69	4.27	4.09
Efficiency ratio (3)	41.09	44.98	41.58	45.50	52.44	47.88	49.13	44.41	55.98

Asset quality:
Non-performing non-covered assets to total non-covered assets	1.04%	1.26%	1.04%	1.26%	1.07%	1.30%	1.53%	2.08%	2.12%
Non-performing non-covered loans to total non-covered loans	1.09	1.25	1.09	1.25	0.91	1.17	1.56	2.62	2.05
Allowance for loan losses for non-covered loans to non-performing non-covered loans	107.26	138.16	107.26	138.16	101.95	165.62	189.64	107.77	107.57
Allowance for loans losses for non-covered loans to total non-covered loans (9)	1.17	1.73	1.17	1.73	0.93	1.94	2.96	2.83	2.20
Net charge-offs on loans not covered by loss share to average non-covered loans	0.18	0.44	0.19	0.47	0.39	0.40	0.26	3.19	0.43

Balance sheet data:
Total assets	$6,666,140	$4,091,337	$6,666,140	$4,091,337	$6,811,861	$4,242,130	$3,604,117	$3,762,646	$2,684,865
Investment securities—available-for-sale	1,122,803	736,406	1,122,803	736,406	1,175,484	726,223	671,221	469,864	322,115
Investment securities— held-to-maturity	205,566	—	205,566	—	114,621	—	—	—	—
Loans receivable not covered by loss share	4,133,109	2,339,242	4,133,109	2,339,242	4,194,437	2,331,199	1,760,086	1,892,374	1,950,285
Loans receivable covered by FDIC loss share	263,157	329,802	263,157	329,802	282,516	384,884	481,739	575,776	—
Allowance for loan losses	51,173	41,450	51,173	41,450	43,815	50,632	52,129	53,348	42,968
Intangible assets	321,720	96,138	321,720	96,138	324,034	97,742	68,283	71,110	57,737
Non-interest-bearing deposits	1,129,073	733,374	1,129,073	733,374	991,161	666,414	464,581	392,622	302,228
Total deposits	5,192,009	3,325,235	5,192,009	3,325,235	5,393,046	3,483,452	2,858,031	2,961,798	1,835,423
Subordinated debentures (trust preferred securities)	60,826	3,093	60,826	3,093	60,826	28,867	44,331	44,331	47,484
Stockholders’ equity	897,235	533,510	897,235	533,510	840,955	515,473	474,066	476,925	464,973

Capital ratios:
Common equity to assets	13.46%	13.04%	13.46%	13.04%	12.35%	12.15%	13.15%	11.36%	15.48%
Tangible common equity to tangible assets (2) (8)	9.07	10.95	9.07	10.95	7.97	10.08	11.48	9.65	13.63
Tier 1 leverage ratio (4)	9.71	10.78	9.71	10.78	9.38	10.95	12.48	12.15	17.42
Tier 1 risk-based capital ratio	12.53	14.04	12.53	14.04	10.88	13.94	17.04	16.69	20.76
Total risk-based capital ratio	13.56	15.29	13.56	15.29	11.75	15.20	18.30	17.95	22.02
Dividend payout—common	17.18	23.88	17.52	22.36	25.51	25.89	13.90	35.01	19.11

Selected Consolidated Financial Data—Continued

(a)	All share and per share amounts have been restated to reflect the effect of the 2-for-1 stock split during June 2013.

(1)	Diluted earnings per share excluding intangible amortization reflect diluted earnings per share plus per share intangible amortization expense, net of the corresponding tax effect. See the incorporated by reference Form 10-Q for June 30, 2014 and Form 10-K for December 31, 2013 in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations”—Table 22 and Table 23, respectively, for the non-GAAP tabular reconciliation.
(2)	Tangible calculations eliminate the effect of goodwill and acquisition-related intangible assets and the corresponding amortization expense on a tax-effected basis.
(3)	The efficiency ratio is calculated by dividing non-interest expense less amortization of core deposit intangibles by the sum of net interest income on a tax equivalent basis and non-interest income.
(4)	Leverage ratio is Tier 1 capital to quarterly average total assets less intangible assets and gross unrealized gains/losses on available-for-sale investment securities.
(5)	See the incorporated by reference Form 10-Q for June 30, 2014 and Form 10-K for December 31, 2013 in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations”—Table 27 and Table 24, respectively, for the non-GAAP tabular reconciliation.
(6)	See the incorporated by reference Form 10-Q for June 30, 2014 and Form 10-K for December 31, 2013 in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations”—Table 28 and Table 25, respectively, for the non-GAAP tabular reconciliation.
(7)	See the incorporated by reference Form 10-Q for June 30, 2014 and Form 10-K for December 31, 2013 in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations”—Table 29 and Table 26, respectively, for the non-GAAP tabular reconciliation.
(8)	See the incorporated by reference Form 10-Q for June 30, 2014 and Form 10-K for December 31, 2013 in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations”—Table 30 and Table 27, respectively, for the non-GAAP tabular reconciliation.
(9)	See the incorporated by reference Form 10-Q for June 30, 2014 and Form 10-K for December 31, 2013 in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations”—Table 25 and Table 28, respectively, for the non-GAAP tabular reconciliation.
(10)	Fully taxable equivalent (assuming an income tax rate of 39.225%).

UNAUDITED PRO FORMA COMBINED CONSOLIDATED INCOME STATEMENT

OF HBI FOR THE YEAR ENDED DECEMBER 31, 2013

HBI’s operating results for the period ended December 31, 2013 include the operating results for Liberty Bancshares, Inc., (“Liberty”) beginning on October 24, 2013, the date of acquisition, through December 31, 2013. Because HBI’s 2013 financial statements include 69 days of operating results for Liberty, the following unaudited pro forma combined consolidated income statement includes the statement of operations of Liberty for the nine months ended September 30, 2013, and pro forma adjustments necessary to give effect to HBI’s acquisition of Liberty assuming the acquisition occurred on January 1, 2013. Accordingly, the unaudited pro forma combined consolidated income statement includes the unaudited results of operations of Liberty for 342 days of 2013, which unaudited pro forma results of operations are not materially different from Liberty’s full year 2013 results of operations presented on a pro forma basis.

The unaudited pro forma condensed consolidated information is presented for illustrative purposes only and does not indicate the financial results of the combined company had the companies actually been combined at the beginning of the period presented and had the impact of possible revenue enhancements and expense efficiencies, among other factors, been considered and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had the companies been combined during this period.

Unaudited Pro Forma Combined Consolidated Income Statement

For the Year Ended December 31, 2013

(In thousands except per-share data)	Home BancShares, Inc.		Liberty Bancshares, Inc. (a)	Pro Forma Adjustments (b)		Pro Forma Combined
Interest income
Loans	$198,536		$69,664	$11,915	(d)	$280,115
Investment securities
Taxable	12,298		6,206	—		18,504
Tax-exempt	6,009		2,303	—		8,312
Deposits—other banks	254		24	(98	)(e)	180
Federal funds sold	29		15	—		44
Other	—		382	(382	)(f)	—

Total interest income	217,126		78,594	11,435		307,155

Interest expense
Interest on deposits	9,744		6,792	415	(g)	16,951
Federal funds purchased	4		1	—		5
FHLB borrowed funds	3,841		2,747	(1,447	)(h)	5,141
Securities sold under agreements to repurchase	424		384	—		808
Subordinated debentures	518		1,154	—		1,672

Total interest expense	14,531		11,078	(1,032)		24,577

Net interest income	202,595		67,516	12,467		282,578
Provision for loan losses	5,180		9,000	—		14,180

Net interest income after provision for loan losses	197,415		58,516	12,467		268,398

Non-interest income
Service charges on deposit accounts	17,870		6,933	—		24,803
Other service charges and fees	16,002		4,838	—		20,840
Mortgage lending income	5,988		2,783	—		8,771
Insurance commissions	2,420		2,048	—		4,468
Income from title services	523		—	—		523
Increase in cash value of life insurance	836		71	—		907
Dividends from FHLB, FRB, Bankers’ bank & other	1,028		—	382	(f)	1,410
Gain on sale of SBA loans	135		—	—		135
Gain (loss) on sale of premises & equip, net	397		—	—		397
Gain (loss) on OREO, net	1,651		(1,391)	—		260
Gain (loss) on securities, net	111		—	—		111
FDIC indemnification accretion/(amortization), net	(10,401)		—	—		(10,401)
Other income	3,805		4,051	—		7,856

Total non-interest income	40,365		19,333	382		60,080

Non-interest expense
Salaries and employee benefits	58,394		28,030	—		86,424
Occupancy and equipment	17,168		8,387	—		25,555
Data processing expense	5,393		1,034	—		6,427
Other operating expenses	52,352		14,508	844	(i)	67,704

Total non-interest expense	133,307		51,959	844		186,110

Income before income taxes	104,473		25,890	12,005		142,368
Income tax expense	37,953		8,988	4,709	(j)	51,650

Net income available to all shareholders	66,520		16,902	7,296		90,718
Preferred stock dividends	—		(1,907)	1,907	(e)	—

Net income available to common shareholders	$66,520		$14,995	$9,203		$90,718

Basic earnings per common share	$1.15	(c)	$12.77			$1.40

Diluted earning per common share	$1.14	(c)	$12.78			$1.39

(See accompanying notes to Unaudited Pro Forma Combined Consolidated Income Statement)

Notes to Unaudited Pro Forma Combined Consolidated Income Statement For the Year Ended December 31, 2013

(a)	Amounts presented reflect the historical results of operations for Liberty for the nine months ended September 30, 2013.
(b)	Amounts presented include the effect of the purchase accounting and pro forma adjustments, assuming the acquisition of Liberty closed on January 1, 2013.
(c)	All per-share amounts have been restated to reflect HBI’s 2-for-1 stock split in June 2013.
(d)	Upon the completion of the merger, HBI evaluated the acquired loan portfolio to finalize the necessary credit and interest rate fair value adjustments. Subsequently, the interest rate portion of the fair value adjustment was accreted into earnings as an adjustment to the yield of such acquired loans. This adjustment represents HBI’s best estimate of the expected accretion that would have been recorded in 2013 assuming the merger closed on January 1, 2013.
(e)	This adjustment represents the estimated amount of interest income, using the Federal Funds rate 0.25%, that would have been foregone to fund the payoff of the Liberty Small Business Lending Fund (“SBLF”) preferred stock and the corresponding reduction of preferred dividends in 2013 assuming the closing of the transaction and SBLF payoff occurred on January 1, 2013.
(f)	This represents the reclassifying of Liberty’s dividend income from interest income to non-interest income.
(g)	Upon the completion of the merger, HBI evaluated the acquired time deposits to finalize the necessary fair value adjustment to reflect current interest rates for comparable deposits. Currently, HBI believes the interest rates of Liberty’s certificates of deposits were at the market rates. Any fair value adjustments would be accreted or amortized into earnings as an adjustment of the cost of such time deposits. This adjustment represents HBI’s best estimate of the expected accretion that would have been recorded in 2013 assuming the merger closed on January 1, 2013.
(h)	This adjustment represents the estimated amount of accretion on Federal Home Loan Bank advances that would have been recorded as a reduction of interest expense in 2013 assuming the transaction closed on January 1, 2013.
(i)	This represents the expected amortization during 2013 of the core deposit intangible asset acquired in the merger, assuming the transaction closed on January 1, 2013. The estimated useful life of this intangible asset is estimated to be seven years.
(j)	This represents income tax expense on the pro forma adjustments at HBI’s statutory federal and state income tax rate of 39.225%.

MARKET PRICE AND DIVIDEND INFORMATION

HBI’s common stock is currently listed on The NASDAQ Global Select Market under the symbol “HOMB.” BFHI’s common stock is not listed on an exchange or quoted on any automated services, and there is no established trading market for shares of BFHI common stock. The following table sets forth, for all the periods indicated, cash dividends declared, and the high and low closing bid prices for HBI’s common stock, as adjusted to reflect the 2-for-1 forward split of HBI’s common stock on June 12, 2013.

			Quarterly Dividends per Common Share
	Price per Common Share
	High	Low
2012
1st Quarter	$13.50	$12.36	$0.050
2nd Quarter	15.29	13.01	0.050
3rd Quarter	17.55	14.78	0.060
4th Quarter	17.71	16.04	0.130

2013
1st Quarter	$18.84	$16.71	$0.065
2nd Quarter	26.32	18.62	0.075
3rd Quarter	31.00	25.42	0.075
4th Quarter	38.79	28.72	0.075

2014
1st Quarter	$36.42	$29.29	$0.075
2nd Quarter	35.57	28.70	0.075

BFHI has not paid any dividends on the shares of its common stock. The only dividends paid by BFHI were on the shares of preferred stock issued by BFHI to the United States Treasury pursuant to the Treasury’s Small Business Lending Fund Program. BFHI redeemed these shares of preferred stock in 2013.

As of July 31, 2014, there were 66,458,209 shares of HBI common stock issued and outstanding, which were held by approximately 878 shareholders of record. As of the record date for the BFHI special meeting, there were [—] shares of BFHI common stock outstanding, which were held by approximately [—] shareholders of record. Such numbers of shareholders do not reflect the number of individuals or institutional investors holding stock in nominee name through banks, brokerage firms and others.

On July 18, 2014, the business day immediately preceding the public announcement of the merger, the closing price of HBI’s common stock as reported on The NASDAQ Global Select Market was $30.32 per share. On [—], 2014, the last practicable trading day before the distribution of this proxy statement/prospectus, the closing price of HBI’s common stock as reported on The NASDAQ Global Select Market was $[—] per share.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this proxy statement/prospectus are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. Forward-looking statements relate to future events or future financial performance and include statements about the competitiveness of the banking industry, potential regulatory obligations, and HBI’s and BFHI’s other business strategies and other statements that are not historical facts. Forward-looking statements are not guarantees of performance or results. When words like “may,” “plan,” “contemplate,” “anticipate,” “believe,” “intend,” “continue,” “expect,” “project,” “predict,” “estimate,” “could,” “should,” “would,” and similar expressions are used, you should consider them as identifying forward-looking statements. These forward-looking statements involve risks and uncertainties and are based on beliefs and assumptions, and on the information available at the time that these disclosures were prepared. These forward-looking statements may not be realized due to a variety of factors, including, but not limited to, the following:

•	the merger may not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received on a timely basis or at all;

•	HBI’s stock price could change, before closing of the merger, due to, among other things, broader stock market movements and the performance of financial companies and peer group companies;

•

benefits from the merger may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which BFHI operates;

•	BFHI’s business may not be integrated into HBI’s successfully, or such integration may take longer to accomplish than expected;

•	the anticipated growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected;

•	operating costs, customer losses and business disruption following the merger, including adverse developments in relationships with employees, may be greater than expected; and

•	management time and effort may be diverted to the resolution of merger-related issues.

All written or oral forward-looking statements attributable to HBI and BFHI are expressly qualified in their entirety by this Cautionary Note. Actual results may differ significantly from those discussed in these forward-looking statements. For other factors, risks and uncertainties that could cause actual results to differ materially from estimates and projections contained in these forward-looking statements, see “Risk Factors.”

THE MERGER

The following is a discussion of the merger and the material terms of the Merger Agreement between HBI and BFHI. You are urged to read carefully the Merger Agreement in its entirety, a copy of which is attached as Appendix A to this proxy statement/prospectus and incorporated by reference herein. This summary may not contain all of the information about the Merger Agreement that is important to you. Factual information about HBI and BFHI can be found elsewhere in this proxy statement/prospectus. Additional factual information about HBI can be found in the public filings HBI makes with the SEC, as described in the section entitled “Where You Can Find More Information.”

Terms of the Merger

Transaction Structure. HBI’s and BFHI’s boards of directors have each unanimously approved and adopted the Merger Agreement. The Merger Agreement provides for the acquisition of BFHI by HBI through the merger of a direct wholly-owned subsidiary of HBI to be incorporated prior to the closing of the merger, with and into BFHI, with BFHI continuing as the surviving corporation. As soon as reasonable practicable following the merger and as part of a single integrated transaction, Broward Bank of Commerce will be merged with and into Centennial Bank, which is HBI’s wholly owned community bank subsidiary, with Centennial Bank continuing as the surviving corporation in that second-step merger.

Merger Consideration. In the merger, BFHI shareholders will have the right, with respect to each of their shares of BFHI common stock, to receive, subject to proration and adjustment as described below, a combination of cash and shares of HBI common stock valued in the aggregate from approximately $33,060,001 to $33,960,001, with 10% of the total consideration to be paid in cash and 90% to be paid in shares of HBI common stock. Under the terms of the Merger Agreement, the total merger consideration (the “Purchase Price”) will be $33,060,001 plus an amount equal to 1.8 times BFHI’s adjusted consolidated net income for the quarter ended September 30, 2014 (as defined in the Merger Agreement), provided that such adjusted net income will not exceed $500,000. The Purchase Price assumes that, prior to the closing date of the merger, BFHI will have received in the aggregate at least $3,000,000 in proceeds from the exercise of BFHI common stock warrants outstanding on the date the Merger Agreement was signed. Holders of BFHI common stock warrants will receive shares of BFHI common stock upon exercise of the warrants, which shares will be eligible to receive the merger consideration on the same basis as all other shares of BFHI common stock. If BFHI has not received aggregate proceeds of at least $3,000,000 from the exercise price of such warrants on or before the closing date of the Merger, HBI will have the option, in its sole discretion, to cancel the merger or to proceed with the merger but reduce the Purchase Price by an amount equal to 1.2 times the aggregate exercise price of the BFHI stock warrants for which payment was not received. However, the condition that the BFHI stock warrants be fully exercised before the closing of the merger may be satisfied by BFHI if it substitutes for any unexercised BFHI stock warrants, on a dollar-for-dollar basis, cash received by BFHI from the exercise of outstanding BFHI stock options. Stock options representing a total of 115,000 shares of BFHI common stock were outstanding as of the date the Merger Agreement was signed. The Purchase Price may also be reduced to the extent the cost to purchase certain liability insurance coverage for directors and officers of BFHI and Broward Bank exceeds $100,000.

Based on a Purchase Price of $33,060,001 to $33,960,001, the total consideration payable to BFHI shareholders consists of (i) approximately $3,306,000 to $3,396,000 in cash, and (ii) shares of HBI common stock with a total value of approximately $29,754,001 to $30,564,001. Assuming 1,996,663 shares of BFHI common stock (which is equal to the sum of 1,649,512 shares – the number of shares outstanding on the date the Merger Agreement was signed, plus 300,001 shares issuable upon full exercise of all BFHI stock warrants outstanding on the date of the Merger Agreement, plus 47,150 shares issuable upon a cashless termination of all BFHI stock options outstanding on the date of the Merger Agreement) are outstanding immediately before the merger, BFHI shareholders will receive in exchange for each share of BFHI common stock consideration valued at approximately $16.5576 (at a $33,060,001 Purchase Price) to $17.0084 (at a $33,960,001 Purchase Price) (the

“Merger Consideration”), consisting of (i) approximately $1.6558 to $1.7008 in cash, and (ii) shares of HBI common stock valued at approximately $14.9018 to $15.3076.

The number of shares of HBI common stock comprising the portion of the per-share Merger Consideration to be paid in shares of HBI common stock will be determined by the volume-weighted average closing price, rounded to the nearest hundredth of a cent, of HBI common stock on The NASDAQ Global Select Market reporting system (based on “regular way” trading) for the 20 trading days immediately prior to the date the merger closes (the “HBI Average Closing Price”), provided that the HBI Average Closing Price shall not exceed $37.95 or be below $28.05. The following table illustrates, for a range of potentially applicable HBI Average Closing Prices, the number of shares of HBI common stock that would be exchanged for each share of BFHI common stock, assuming that 1,996,663 shares or 2,064,513 shares (which is equal to the sum of 1,649,512 shares—the number of shares outstanding on the date the Merger Agreement was signed, plus 300,001 shares issuable upon full exercise of all BFHI stock warrants outstanding on the date of the Merger Agreement, plus 115,000 shares issuable upon full exercise of all BFHI stock options outstanding on the date of the Merger Agreement) of BFHI common stock are outstanding immediately before the merger and based on a Purchase Price of $33,060,001 or $33,960,001. The actual consideration will be based on the actual HBI Average Closing Price, which will be computed at the time of the merger; the HBI Average Closing Prices shown on this table are for illustration only. Cash will be paid in lieu of issuing fractional shares of HBI common stock.

Per-Share Stock Consideration*
If the applicable HBI Average Closing Price is:	Each share of BFHI common stock will exchange for the following fractional share of HBI common stock:
	If Purchase Price is $33,060,001 and 1,996,663 shares of BFHI Common Stock are outstanding	If Purchase Price is $33,960,001 and 1,996,663 shares of BFHI Common Stock are outstanding	If Purchase Price is $33,060,001 and 2,064,513 shares of BFHI Common Stock are outstanding	If Purchase Price is $33,960,001 and 2,064,513 shares of BFHI Common Stock are outstanding
$28.05**	0.5313	0.5457	0.5138	0.5278
$29.00	0.5139	0.5278	0.4970	0.5105
$30.00	0.4967	0.5103	0.4804	0.4935
$30.95**	0.4815	0.4946	0.4657	0.4783
$31.00	0.4807	0.4938	0.4649	0.4776
$32.00	0.4657	0.4784	0.4504	0.4626
$33.00	0.4516	0.4639	0.4367	0.4486
$34.00	0.4383	0.4502	0.4239	0.4354
$35.00	0.4258	0.4374	0.4118	0.4230
$36.00	0.4139	0.4252	0.4003	0.4112
$37.00	0.4028	0.4137	0.3895	0.4001
$37.95**	0.3927	0.4034	0.3798	0.3901

*	The Per-Share Stock Consideration will be based on the actual HBI Average Closing Price, which will be computed at the time of the merger; the HBI Average Closing Prices shown on this table are for illustration only. Cash will be paid in lieu of issuing fractional shares of HBI common stock.
**	On July 30, 2014, the date the Merger Agreement was signed, the closing price of a share of HBI common stock was $30.95. The Merger Agreement provides that if the HBI Average Closing Price is equal to or greater than $37.95, then the HBI Average Closing Price will be $37.95. Additionally, if the HBI Average Closing Price is equal to or below $28.05, then the HBI Average Closing Price will be $28.05.

For illustrative purposes only, assuming the HBI Average Closing Price is $30.95 and the Purchase Price is $33,060,001 and there are 1,996,663 shares of BFHI common stock outstanding immediately before the merger, a BFHI shareholder holding 100 shares of BFHI common stock will receive $165.58 in cash for the cash portion of the merger consideration, 48 shares of HBI common stock, and $4.64 in cash in lieu of the resulting fractional share.

Based on a Purchase Price with no adjustment ($33,060,001) and 961,357 shares of HBI common stock issuable to BFHI shareholders (based on a $30.95 HBI Average Closing Price and no cash in lieu of fractional shares paid), BFHI shareholders would own approximately 1.43% of HBI’s common stock after the merger is completed, excluding any shares of HBI common stock they may already own.

Letters of Transmittal

Promptly upon the completion of the merger, the exchange agent will send a letter of transmittal and instructions for surrendering certificates or book-entry shares in exchange for the Merger Consideration and/or any cash in lieu of fractional shares of HBI common stock (as described below) to each holder of record of certificates or book-entry shares which, immediately prior to the completion of the merger, represented shares of BFHI common stock, whose shares were converted into the right to receive the Merger Consideration.

If a certificate for BFHI common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the Merger Agreement upon receipt of an affidavit as to that loss, theft or destruction and, if requested by the exchange agent, the posting of a bond to indemnify the exchange agent against any claim that may be made against it with respect to such certificate.

Cash in Lieu of Fractional Shares

No fractional shares of HBI common stock will be issued upon the surrender of certificates or book-entry shares of BFHI common stock for exchange, and no dividend or distribution with respect to HBI common stock will be payable on or with respect to any fractional share, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a shareholder of HBI. In lieu of the issuance of any such fractional share, HBI will pay to each former shareholder of BFHI who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the HBI Average Closing Price by (ii) the fraction of a share (after taking into account all shares of BFHI common stock held by such holder at the effective time of the merger and rounded to the nearest thousandth when expressed in decimal form) of HBI common stock which such holder would otherwise be entitled to receive.

Dividends and Distributions

Until certificates or book-entry shares representing shares of BFHI common stock are surrendered for exchange, any dividends or other distributions with a record date after the effective time of the merger with respect to HBI common stock into which such shares of BFHI common stock may have been converted will not be paid. Following surrender of any such certificates or book-entry shares, the record holder thereof will be entitled to receive, without interest, any dividends or other distributions with a record date after the effective time of the merger payable with respect to the whole shares of HBI common stock represented by such certificates or book-entry shares and paid prior to the surrender date, and at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of HBI common stock represented by such certificates or book-entry shares with a record date after the effective time of the merger but before the surrender date and with a payment date after the issuance of HBI common stock issuable with respect to such certificates or book-entry shares.

After the effective time of the merger, there will be no transfers on the stock transfer books of BFHI of any shares of BFHI common stock, other than to settle transfers that occurred prior to the effective time of the merger. If certificates representing such shares are presented for transfer after the completion of the merger, they will be cancelled and exchanged for the Merger Consideration into which the shares represented by that certificate have been converted.

Appraisal Rights

Notwithstanding any other provisions of this proxy statement/prospectus, shares of BFHI common stock issued and outstanding at the effective time of the merger which are held by a holder who perfected his or her dissenters’ rights in accordance with § 607.1321 of the Florida Statutes Annotated (“Dissenting Shares”) shall not be converted into or represent the right to receive the consideration payable thereon, and any such holder shall be entitled only to such rights of appraisal as are granted by § 607.1326 of the Florida Statutes Annotated (“Dissenter Provisions”), unless and until such holder fails to perfect or effectively withdraws or otherwise loses his or her right to appraisal; provided, however, that no payment in connection with Dissenting Shares shall be made to any dissenting stockholder unless and until such dissenting stockholder has complied with the applicable provisions of the Dissenter Provisions and surrendered to HBI the certificate or certificates representing the Dissenting Shares for which payment is being made. If after the effective time of the merger any such dissenting stockholder fails to perfect or effectively withdraws or loses his or her right to appraisal, such shares of common stock shall be treated as if they had been converted at the effective time of the merger into the right to receive the consideration payable thereon. BFHI shall give HBI prompt notice upon receipt by BFHI of any written objection to the merger and such written demands for payment for shares of common stock under the Dissenter Provisions, and the withdrawals of such demands, and any other instruments provided to BFHI pursuant to the Dissenter Provisions (any stockholder duly making such demand being hereinafter called a “Dissenting Stockholder”). Each Dissenting Stockholder that becomes entitled, pursuant to the Dissenter Provisions, to payment for any shares of common stock held by such Dissenting Stockholder shall receive payment therefor from HBI (but only after the amount thereof shall have been agreed upon or at the times and in the amounts required by the Dissenter Provisions). BFHI shall not, except with the prior written consent of HBI, voluntarily make any payment with respect to, or settle or offer to settle, any demand for payment by a Dissenting Stockholder.

TO THE SHAREHOLDERS OF BFHI:

YOU ARE HEREBY NOTIFIED THAT YOU MAY BE ENTITLED TO ASSERT APPRAISAL RIGHTS PURSUANT TO FLORIDA STATUTES ANNOTATED § 607.1321. A COPY OF 607.1301, ET SEQ IS ATTACHED IN ITS ENTIRETY AS APPENDIX C TO THIS PROXY STATEMENT/PROSPECTUS.

Any BFHI shareholder desiring to assert appraisal rights must deliver to BFHI at or prior to the BFHI special meeting written notice of the shareholder’s intent to demand payment for the shares of BFHI common stock if the Merger Proposal is approved and must not vote in favor of the Merger Proposal. If the merger is approved by the BFHI shareholders, BFHI will deliver a written appraisal notice to all shareholders who properly dissented describing how, when and to whom the BFHI shareholder should send the payment demand. HBI will then pay to each dissenter who properly asserted appraisal rights and perfected such right by submitting a payment demand the amount HBI estimates to be the fair value of the shares plus accrued interest.

This is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Florida Statutes Annotated § 607.1301, et seq., which is reproduced in its entirety as Appendix C to this proxy statement/prospectus.

Regulatory Approvals

Each of HBI and BFHI has agreed to use its reasonable best efforts to obtain all regulatory approvals required to complete the merger and the other transactions contemplated by the Merger Agreement. These approvals include approval from the Federal Reserve Board and the Arkansas State Bank Department, among others. HBI and BFHI have filed, or are in the process of filing, applications and notifications to obtain these regulatory approvals.

Federal Reserve Board. The transaction contemplated by the Merger Agreement is subject to approval by the Federal Reserve Board pursuant to the Bank Holding Company Act of 1956, as amended.

Arkansas State Bank Department. The transaction contemplated by the Merger Agreement is subject to approval by the Arkansas State Bank Department.

Florida Office of Financial Regulation. The transaction contemplated by the Merger Agreement requires notice to the Florida Office of Financial Regulation.

Additional Regulatory Approvals and Notices. The transaction contemplated by the Merger Agreement is also subject to approval by and notifications to various other regulatory agencies.

There can be no assurances that such approvals will be received on a timely basis, or as to the ability of HBI and BFHI to obtain the approvals on satisfactory terms or the absence of litigation challenging such approvals. There can likewise be no assurances that U.S. or state regulatory authorities will not attempt to challenge the merger on antitrust grounds or for other reasons, or, if such a challenge is made, as to the result of such challenge. The parties’ obligations to complete the transactions contemplated by the Merger Agreement are subject to a number of conditions, including the receipt of all requisite regulatory approvals.

Accounting Treatment

HBI will account for the merger using the acquisition method of accounting. Under this accounting method, HBI would record the acquired identifiable assets and liabilities assumed at their fair market value at the time the merger is complete. Any excess of the cost of BFHI over the sum of the fair values of tangible and identifiable intangible assets less liabilities assumed would be recorded as goodwill. HBI’s reported income would include the operations of BFHI after the merger. Financial statements of HBI after completion of the merger would reflect the impact of the acquisition of BFHI. Financial statements of HBI issued before completion of the merger would not be restated retroactively to reflect BFHI historical financial position or results of operation.

Public Trading Market

HBI common stock is listed on The NASDAQ Global Select Market under the symbol “HOMB.” The HBI common stock issuable in the merger will be listed on The NASDAQ Global Select Market.

Resale of HBI Common Stock

All shares of HBI common stock received by BFHI shareholders in the merger will be freely tradable for purposes of the Securities Act of 1933, as amended (the “Securities Act”), and the Exchange Act, except for shares of HBI common stock received by any such holder who becomes an “affiliate” of HBI after completion of the merger. This proxy statement/prospectus does not cover resales of shares of HBI common stock received by any person upon completion of the merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any resale.

Background of the Merger

Broward Bank opened in 2009 as a state chartered commercial bank. Since its inception, it has grown to approximately $169 million in total assets as of June 30, 2014. As a part of its ongoing consideration and evaluation of BFHI’s long-term prospects and strategies, BFHI’s board of directors and senior management have regularly reviewed and assessed BFHI’s business strategies and objectives, including strategic opportunities and challenges, and also considered ways in which BFHI might enhance shareholder value and performance in light of competitive and other relevant factors. Generally, these periodic reviews have centered on strategies to improve BFHI’s existing operations and pursue opportunities for growth of its business. Often, these assessments included discussion and analysis of the importance of additional capital to support the continued growth of BFHI’s operations. As a part of those capital efforts, in 2011 BFHI applied to the United States Treasury to participate in the Treasury’s Small Business Lending Fund (SBLF) as part of the JOBS Act. This program was initiated to promote continued financial institution growth by affording capital to small healthy community banks. BFHI’s application to participate in the program was approved and it sold $3.1 million of preferred stock to the Treasury, with a substantial portion of the proceeds contributed to Broward Bank to increase its capital. The board of directors of BFHI considered the SBLF capital to be desirable because it represented needed capital to support the operations of Broward Bank and did not constitute a dilution to the common stock ownership of existing BFHI shareholders.

During 2012, the BFHI board of directors continued its assessment of the capital needs of Broward Bank to support increased growth. The board’s discussions also included the possibility of mergers and acquisitions, including mergers of equals or “non-premium” combination transactions involving other community banks. In March of 2012, BFHI President and CEO Keith Costello met Tracy French, Centennial Bank’s Florida market president at an industry conference in Washington, D.C. Also during this time, Mr. Costello was an active board member of the Florida Bankers Association (“FBA”). After their initial meeting, Mr. Costello and Mr. French continued to interact through their FBA activities. At an FBA event in February of 2013, Mr. French indicated to Mr. Costello that Centennial Bank had an interest in acquiring Florida banks and may have an interest in exploring discussions with BFHI. Mr. Costello reported Mr. French’s conversation to BFHI’s board of directors and it was decided that these and other inquiries about BFHI’s opportunities for merger and acquisition transactions should be handled by BFHI’s Strategic Planning Committee so as not to distract Mr. Costello from his oversight duties involving BFHI and Broward Bank. The Strategic Planning Committee was chaired by board member Paul Sallarulo and included board members Bryan Haagenson, Stephen Greep, Jr., E. Clay Shaw III, Gregory C. Sandefur, Al Thomas and Karen Marsal.

At Mr. French’s request, a dinner was arranged on April 9, 2013 in Ft. Lauderdale, Florida immediately following the BFHI April monthly board of directors meeting for the purpose of introducing Mr. French to the board members. BFHI board members attending included Messrs. Costello, Greep, Haagenson, Sandefur, Thomas and Shaw, Ms. Marsal, John H. Baker, Paul M. Sallarulo, and John P. Seiler. At the dinner, Mr. French expressed to the BFHI board HBI’s interest in exploring an acquisition transaction with BFHI. After the dinner, Mr. French followed up with Mr. Haagenson to discuss arranging for HBI’s Chairman, John Allison, to meet with the BFHI board. On April 25, 2013, a dinner was held in Ft. Lauderdale with the BFHI board of directors and Messrs. Allison and French and Randy Sims (HBI’s Chief Executive Officer). BFHI board members attending included Baker, Costello, Greep, Haagenson, Sallarulo, Sandefur, Seiler, Thomas and Shaw and Ms. Marsal. The dinner was an opportunity for both groups to meet, share general information regarding their respective organizations, and discuss the possibility of an acquisition transaction involving HBI and BFHI. Mr. Haagenson remained in touch with Mr. French following the dinner to continue to discuss HBI’s interest in pursuing a transaction with BFHI.

During May 2013, HBI began discussions with Liberty Bancshares, Inc. (“Liberty”), concerning a merger and subsequently announced on June 25, 2013, an agreement to acquire Liberty, a $2.8 billion asset bank based in Jonesboro, Arkansas. Mr. French called Mr. Haagenson to tell him the discussion of a possible transaction with BFHI had to be put on hold until after the completion of the Liberty merger. Mr. French said that once that acquisition was completed HBI may be interested in seeing if BFHI had a desire to recommence discussions regarding a possible combination transaction. The acquisition of Liberty closed on October 24, 2013, and Liberty’s operations were fully converted into HBI’s in the fourth quarter of 2013.

During the rest of 2013 and into 2014, the BFHI board of directors continued to review the opportunities available to BFHI and the continuing need that BFHI had for additional capital to support the operations of Broward Bank. It was also becoming apparent to the BFHI board of directors that BFHI may need to pursue a capital offering transaction in late 2014 or early 2015 as a result of the upcoming anticipated increase in the dividends that BFHI would be required to pay to the Treasury for the shares of preferred stock. The terms of the Treasury preferred stock required BFHI’s initial dividend payments to the Treasury to be based on the increase in small business loans closed by BFHI over a baseline amount. Since BFHI was able to generate sufficient loan growth, the dividend on the $3.1 million of preferred stock was never more than 1% annually. However, the dividend is due to increase in the third quarter of 2015 to 9% based on the terms of the Treasury program. Because of this and the need for additional capital to support Broward Bank’s continued growth, the board of directors of BFHI anticipated that BFHI would potentially need to pursue a capital offering during the latter part of 2014 and 2015. The board of directors of BFHI also knew that any capital offering by a financial institution, including BFHI, would have inherent prospects of uncertainty both as to ability to raise the dollar amount that would be required to redeem the Treasury preferred stock and provide additional capital to Broward Bank, but also as to the terms of the pricing for any shares of common stock sold by BFHI in the offering. The board of directors was mindful of many factors in connection with such a possible capital offering, including the potential dilutive effect that it may have to existing BFHI shareholders.

Mr. French remained in periodic contact with Mr. Haagenson and Mr. Costello following the termination of discussions in 2013. Following the conversion of Liberty, the management team of HBI began internal discussions about BFHI and the possibility of a transaction. In May 2014, Mr. French again contacted Mr. Costello and indicated that HBI was interested in resuming discussions with BFHI regarding a possible acquisition transaction. After a series of conversations between Messrs. French and Haagenson, on May 21, 2014, Mr. Allison, Mr. Sims and Mr. French met with Mr. Haagenson, Mr. Sallarulo and John P. Seiler, Chairman of BFHI board, in Ft. Lauderdale, Florida to discuss acquisition opportunities and pricing. On June 7 2014, Mr. Allison, Mr. Sims, Mr. French, Bob Birch (Regional President of Centennial Bank), Brian Davis (Chief Accounting Officer and Investor Relations Officer of HBI), and Kevin Hester (Chief Lending Officer of HBI and Centennial Bank) met with all members of the BFHI board who attended either in person or by teleconference in Ft. Lauderdale, Florida to discuss in more detail the terms of a possible acquisition transaction that led to the creation of a non-binding letter of intent which was sent by HBI to the BFHI’s board of directors on June 9, 2014. On June 11, 2014, the letter of intent was signed by BFHI and HBI. It provided for a 30 day exclusivity period for the parties to continue negotiation and due diligence, and also included other general terms previously discussed and a timeframe for potentially executing a definitive agreement.

The board of directors of BFHI, particularly Messrs. Sallarulo and Haagenson of the Strategic Planning Committee, then initiated due diligence of HBI. From June 23, 2014 to June 25, 2014, HBI conducted its primary due diligence on BFHI and Broward Bank. In conjuction with the due diligence reviews, the parties also continued negotiations of the terms and conditions of a possible definitive agreement, including but not limited to, the calculation of tangible book value upon which the purchase price would be based. On July 14, 2014, a conference call meeting of the BFHI board of directors was held to provide an update on the discussions with HBI and the calculation of tangible book value upon which the purchase price would be based, as well as other issues with regard to a potential definitive agreement. During this period numerous conversations and discussions occurred between BFHI and HBI representatives. The terms of the possible transaction also were discussed primarily with Messrs. Haagenson and Sallarulo and also BFHI Board Chairman, John P. “Jack” Seiler, as well as Mr. Costello and BFHI’s CFO Debbie Kohl. After July 11, 2014, BFHI and HBI representatives continued to negotiate the terms of a potential transaction even though the letter of intent had expired.

HBI presented BFHI with an initial draft of the merger agreement on July 21, 2014. BFHI made initial comments on the draft merger agreement to HBI in a conference call on July 23, 2014. From July 23, 2014, to July 29, 2014, executive management of HBI and executive management and board members of BFHI and their respective legal counsel continued to negotiate the final terms of the merger agreement and related documents.

On July 29, 2014, two BFHI and Broward Bank board of directors meetings were held. During the first meeting, the BFHI and Broward Bank boards reviewed the status of the proposed transaction with BFHI’s outside legal and financial advisors and senior management. Representatives of Hovde reviewed the financial aspects of the proposed merger and rendered an opinion to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Hovde as set forth in such opinion, the consideration in the proposed merger to be received by BFHI shareholders was fair, from a financial point of view, to the BFHI shareholders. In addition, a representative of Smith Mackinnon, P.A., reviewed with the directors the directors’ fiduciary duties in connection with acquisition transactions. Legal counsel also reviewed with the directors the most recent draft of the proposed merger agreement and related transaction documents as well as the legal standards applicable to the board’s decision and action with respect to the proposed transaction. Following further discussion, the board of directors approved the merger agreement but subject to the resolution of several outstanding issues.

The second meeting of the BFHI and Broward Bank boards held on July 29, 2014, was to provide an update to the directors on HBI’s response to the resolution of the issues raised by BFHI in connection with the final draft of the definitive agreement. Legal counsel was asked to continue discussions with HBI regarding these issues.

The BFHI and Broward Bank board then held a meeting on July 30, 2014, at 7:30 a.m. Legal counsel reported on the issues discussed with HBI with regard to the definitive agreement. The issues included a final determination of the computation of the SBA Loans for purposes of the adjusted third quarter net income, the payment amount for the director and officer liability insurance coverage and its effect on the purchase price computation, and the covenant that all holders of outstanding stock purchase warrants exercise such warrants prior to the closing of the transaction and the potential effect on the purchase price. A representative of Hovde confirmed that its previously delivered fairness opinion would still be considered issued based upon the adjustments to the merger agreement being considered by the BFHI and Broward Bank directors at the meeting. After additional discussion, the directors of both BFHI and Broward Bank unanimously approved the merger agreement, which was signed by the parties on July 30, 2014. HBI issued a press release announcing the signing of the merger agreement on July 30, 2014.

Recommendation of BFHI’s Board of Directors and Reasons for the Merger

BFHI’s board of directors reviewed and discussed the proposed merger with management and its financial and legal advisors in determining that the proposed merger is in the best interests of BFHI and its shareholders. In reaching its conclusion to approve the Merger Agreement, BFHI’s board of directors considered a number of factors, including the following:

•

the board’s knowledge of the current environment in which BFHI operates, including national and local economic conditions, the competitive environment, the increased regulatory burden and expense imposed on financial institutions as a result of recent legislation, the trend toward consolidation in the financial services industry and the likely effect of these factors on BFHI’s potential growth, development, profitability and strategic options;

•

the results that BFHI could expect to achieve operating independently, and the likely risks and benefits to shareholders of that course of action, as compared with the value of the merger consideration;

•

the board’s view that the size of the institution and related economies of scale were becoming increasingly important to continued success in the current financial services environment and that a merger with a larger bank holding company could provide those economies of scale, increase efficiencies of operations and enhance customer products and services;

•	the opportunities and prospects of BFHI for future organic growth and/or future growth through acquisitions without raising additional capital;

•	the board’s understanding of each of BFHI’s and HBI’s business, operations, management, financial condition, asset quality, credit culture, earnings and prospects;

•	the prospects for continued growth and enhanced performance of the combined company;

•

the fact that BFHI’s shareholders will receive stock of HBI which would allow BFHI shareholders to participate in the future performance of the combined company, and the value to BFHI shareholders represented by that consideration;

•	the greater liquidity in the trading market for HBI common stock relative to the market for BFHI common stock due to the listing of HBI’s shares on The NASDAQ Global Select Market;

•	the strong historical performance of HBI and the HBI common stock;

•	the cash dividends historically paid by HBI on its common stock;

•

the opinion and financial presentations of Hovde Group, LLC to the board of directors as to the fairness, from a financial point of view, of the merger consideration to be received by holders of BFHI common stock;

•

the belief of the BFHI board of directors that HBI emphasizes many of the same values embraced by BFHI in the conduct of its business, such as, excellent customer service, employee development and delivery of value to shareholders;

•	the potential effect of the merger on BFHI’s employees, including the prospects for continued employment and the severance and other benefits agreed to be provided by HBI to BFHI’s employees;

•	the anticipated likelihood of HBI receiving the requisite regulatory approvals in a timely manner; and

•	the expected treatment of the merger as a “reorganization” for federal income tax purposes.

The discussion of the information and factors considered by BFHI’s board of directors is not exhaustive, but includes all the material factors considered by BFHI’s board of directors. In view of the wide variety of factors considered by BFHI’s board of directors in connection with its evaluation of the merger and the complexity of these matters, the board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. BFHI’s board of directors evaluated the factors described above, including asking questions of management and its legal and financial advisors, and reached consensus that the merger was in the best interests of BFHI and its shareholders. In considering the factors described above, individual members of BFHI’s board of directors may have given different weights to different factors. BFHI’s board of directors considered these factors as a whole, and overall considered them to be favorable to, and to support its determination.

BFHI’s board of directors determined that the merger, the Merger Agreement and the transactions contemplated thereby are advisable and in the best interests of BFHI and its shareholders. Accordingly, the board of directors unanimously approved the Merger Agreement and unanimously recommends that BFHI’s shareholders vote “FOR” approval of the Merger Agreement.

Opinion of Financial Advisor of Broward Financial Holdings, Inc.

Hovde Group, LLC (“Hovde”) has delivered a written opinion to the board of directors of BFHI that, as of the date of the merger agreement, based upon and subject to certain matters stated in the opinion, the estimated Merger Consideration in connection with the Merger is fair to the holders of BFHI common stock from a financial point of view. This opinion is attached to this proxy statement/prospectus as Appendix B. The opinion of Hovde is not a recommendation to any BFHI shareholder as to how to vote on the proposal to approve the merger agreement. You should read this opinion completely to understand the procedures followed, matters considered and limitations and qualifications on the reviews undertaken by Hovde in providing its opinion.

Opinion of BFHI’s Financial Advisor

The fairness opinion of BFHI’s financial advisor, Hovde Group, LLC, is described below. The description contains projections, estimates and other forward-looking statements about the future earnings or other measures of the future performance of BFHI. The projections were based on numerous variables and assumptions, which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections. You should not rely on any of these statements as having been made or adopted by BFHI or HBI. You should review the copy of the fairness opinion, which is attached as Appendix B.

Hovde has acted as BFHI’s financial advisor in connection with the proposed Merger. Hovde is a nationally recognized investment banking firm with substantial experience in transactions similar to the Merger and is familiar with BFHI and its operations. As part of its investment banking business, Hovde is continually engaged in the valuation of businesses and their securities in connection with, among other things, mergers and acquisitions.

Hovde reviewed the financial aspects of the proposed Merger with BFHI’s board of directors and, on July 29, 2014, delivered a written opinion to BFHI’s board of directors that the estimated Merger Consideration in connection with the Merger was fair to the shareholders of BFHI from a financial point of view.

The full text of Hovde’s written opinion is included in this proxy statement/prospectus as Appendix B and is incorporated herein by reference. You are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Hovde. The summary of the opinion of Hovde set forth in this proxy statement is qualified in its entirety by reference to the full text of such opinion. Hovde’s opinion is directed to BFHI’s board of directors and addresses only the fairness, from a financial point of view, of the estimated Merger Consideration in connection with the Merger to BFHI’s shareholders. It does not address the underlying business decision to proceed with the Merger and does not constitute a recommendation to any of the shareholders as to how such shareholder should vote at the special meeting on the Merger or any related matter.

During the course of its engagement, and as a basis for arriving at its opinion, Hovde reviewed and analyzed material bearing upon the financial and operating conditions of BFHI, HBI and material prepared in connection with the Merger, including, among other things, the following:

•	a draft of the Agreement dated July 23, 2014, as provided to Hovde by BFHI;

•	certain unaudited financial statements for BFHI and HBI for the six-month period ended June 30, 2014;

•	certain historical annual reports of each of BFHI and HBI, including audited annual reports for BFHI and HBI for the year ending December 31, 2013;

•	certain historical publicly available business and financial information concerning each BFHI and HBI;

•

internal financial statements and other financial and operating data concerning of BFHI, including, without limitation, internal financial analyses and forecasts prepared by management of BFHI, and held discussions with senior management of BFHI regarding recent developments and regulatory matters;

•	financial projections prepared by certain members of senior management of BFHI;

•

the terms of recent merger, acquisition and control investment transactions, to the extent publicly available, involving financial institutions and financial institution holding companies that Hovde considered relevant;

•	the general economic, market and financial conditions;

•	the pro forma impact of the Merger on the combined company’s earnings per share, consolidated capitalization and financial ratios; and

•	certain publicly available financial and stock market data relating to selected public companies that Hovde deemed relevant to its analysis;

Hovde also had discussions with members of senior management of BFHI for purposes of reviewing the business, financial condition, results of operations and future prospects of BFHI, as well as the history and past and current operations of BFHI, BFHI’s historical financial performance and BFHI’s outlook and future prospects. Hovde also discussed with management of BFHI, its assessment of the rationale for the Merger. Hovde also performed such other analyses and considered such other factors as Hovde deemed appropriate and took into account its experience in other transactions, as well as its knowledge of the banking and financial services industry and its general experience in securities valuations.

In rendering its opinion, Hovde assumed, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the materials provided to it by BFHI and in the discussions it had with the management of BFHI. Hovde relied upon the reasonableness and achievability of the financial forecasts and projections (and the assumptions and bases therein) provided to Hovde by BFHI and assumed that the financial forecasts, including without limitation, the projections regarding under-performing and non-performing assets and net charge-offs were reasonably prepared by BFHI on a basis reflecting the best currently available information and judgments and estimates by BFHI, and that such forecasts will be realized in the amounts and at the times contemplated thereby. Hovde did not assume any responsibility to verify such information or assumptions independently.

Hovde is not an expert in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for loan losses with respect thereto. Hovde assumed that such allowances for BFHI and HBI were, in the aggregate, adequate to cover such losses, and would be adequate on a pro forma basis for the combined entity. Hovde was not requested to make, and did not conduct, an independent evaluation, physical inspection or appraisal of the assets, properties, facilities or liabilities (contingent or otherwise) of BFHI or HBI, the collateral securing any such assets or liabilities, or the collectability of any such assets, and Hovde was not furnished with any such evaluations or appraisals, nor did Hovde review any loan or credit files of BFHI or HBI.

Hovde assumed that the Merger will be consummated substantially in accordance with the terms set forth in the Agreement, without any waiver of material terms or conditions by BFHI or any other party to the Agreement and that the final Agreement will not differ materially from the draft Hovde reviewed. Hovde assumed that the Merger is, and will be, in compliance with all laws and regulations that are applicable to BFHI and HBI. BFHI advised Hovde that there are no factors that would impede any necessary regulatory or governmental approval of the Merger. Hovde further assumed that, in the course of obtaining the necessary regulatory and government approvals, no restriction will be imposed on BFHI or on HBI that would have a material adverse effect on the contemplated benefits of the Merger. Hovde also assumed that no changes in applicable law or regulation will occur that will cause a material adverse change in the prospects or operations of the institutions after the Merger.

BFHI engaged Hovde on July 27, 2014, to provide BFHI with financial advisory services. Pursuant to the terms of the engagement, Hovde will receive consideration from BFHI for services provided, including a fee of $20,000 for the delivery of its fairness opinion. Pursuant to the engagement agreement, in addition to its fees and regardless of whether the Merger is consummated, BFHI has agreed to reimburse Hovde for certain reasonable out-of-pocket expenses incurred in performing its services and to indemnify Hovde against certain claims, losses, and expenses arising out of the Merger or Hovde’s engagement.

In performing its analyses, Hovde made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Hovde, BFHI and HBI. Hovde’s opinion was necessarily based on financial, economic, market, and other conditions and circumstances as they existed on, and on the information made available to Hovde as of, the dates used in its opinion. Hovde has no obligation to update or reaffirm its opinion at any time. Any estimates contained in the analyses performed by Hovde are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities may be sold or the prices at which any securities may trade at any time in the future. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. Hovde’s opinion does not address the relative merits of the Merger as compared to any other business combination in which BFHI might engage. In addition, Hovde’s fairness opinion was among several factors taken into consideration by BFHI’s board of directors in making its determination to approve the Agreement and the Merger. Consequently, the analyses described below should not be viewed as solely determinative of the decision of BFHI’S board of directors or BFHI’S management with respect to the fairness of the estimated Merger Consideration, or any consideration to be received, in connection with the Merger.

The following is a summary of the material analyses prepared by Hovde and delivered to BFHI’s board of directors on July 29, 2014, in connection with the fairness opinion. This summary is not a complete description of the analyses underlying the fairness opinion or the presentation prepared by Hovde, but it summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Hovde did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include the information presented in tabular format. The analyses and the summary of the analyses must be considered as a whole and selecting portions of the analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying the analyses and opinion of Hovde. The tables alone are not a complete description of the financial analyses.

Precedent Transactions Analysis. As part of its analysis, Hovde reviewed publicly available information related to three comparable groups (“Group A”, “Group B”, and “Group C”) of select acquisition transactions of banks. Group A consisted of acquisition transactions of banks headquartered in the state of Florida announced since January 1, 2013, involving banks in which the target had assets less than $1.0 billion. Group B consisted of acquisition transactions of banks headquartered in the Southeast Region of the United States announced since January 1, 2013, involving banks in which the target had assets between $100 million and $350 million, a last-twelve-months’ return on average assets of greater than 0.00%, and non-performing assets represented less than 30% of total assets. Group C consisted of acquisition transactions of banks in the United States announced since January 1, 2013, involving banks in which the target had assets between $100 million and $250 million, a last-twelve-months’ return on average assets greater than 0.50%, and non-performing assets represented less than 2.0% of total assets. Information for the target institutions was based on the last twelve months starting with the most recent quarter prior to announcement of the transaction. The resulting three groups consisted of the following transactions (11 for Group A; 16 for Group B; 20 for Group C):

Group A: Buyer (State)	Target (State)
HCBF Holding Company, Inc. (FL)	Highlands Independent Bancshares, Inc. (FL)
First American Bank Corporation (IL)	Bank of Coral Gables (FL)
Seacoast Banking Corporation of Florida (FL)	BANKshares, Inc. (FL)
Heritage Financial Group, Inc. (GA)	Alarion Financial Services, Inc. (FL)
Home BancShares, Inc. (AR)	Florida Traditions Bank (FL)
Banco de Sabadell, SA	JGB Bank, National Association (FL)
Stonegate Bank (FL)	Florida Shores Bancorp, Inc. (FL)
CenterState Banks, Inc. (FL)	Gulfstream Bancshares, Inc. (FL)
Ameris Bancorp (GA)	Prosperity Banking Company (FL)
HCBF Holding Company, Inc. (FL)	BSA Financial Services, Inc. (FL)
1st United Bancorp, Inc. (FL)	Enterprise Bancorp, Inc. (FL)

Group B: Buyer (State)	Target (State)
BNC Bancorp (NC)	Harbor Bank Group, Inc. (SC)
Community & Southern Holdings, Inc. (GA)	Alliance Bancshares, Inc. (GA)
Heritage Financial Group, Inc. (GA)	Alarion Financial Services, Inc. (FL)
Home BancShares, Inc. (AR)	Florida Traditions Bank (FL)
First Citizens Bancshares, Inc. (TN)	Southern Heritage Bancshares, Inc. (TN)
HomeTrust Bancshares, Inc. (NC)	Bank of Commerce (NC)
TriSummit Bancorp, Inc. (TN)	Community National Bank of the Lakeway Area (TN)
Franklin Financial Network, Inc. (TN)	MidSouth Bank (TN)
Premier Financial Bancorp, Inc. (WV)	Bank of Gassaway (WV)
Home Bancorp, Inc. (LA)	Britton & Koontz Capital Corporation (MS)
New Century Bancorp, Inc. (NC)	Select Bancorp, Inc. (NC)
Cardinal Financial Corporation (VA)	United Financial Banking Companies, Inc. (VA)
Community & Southern Holdings, Inc. (GA)	Verity Capital Group, Inc. (GA)
First Community Corporation (SC)	Savannah River Financial Corporation (GA)
Carolina Alliance Bank (SC)	Forest Commercial Bank (NC)
Southern BancShares (N.C.), Inc. (NC)	Heritage Bancshares, Inc. (NC)

Group C: Buyer (State)	Target (State)
Community Bancshares, Inc. (OH)	Citizens Bank of Ashville, Ohio (OH)
Institution for Savings in Newburyport and Its Vicinity (MA)	Rockport National Bancorp, Inc. (MA)
Platte Valley Financial Service Companies, Inc. (NE)	Mountain Valley Bancshares, Inc. (CO)
First Citizens Bancshares, Inc. (TN)	Southern Heritage Bancshares, Inc. (TN)
Salisbury Bancorp, Inc. (CT)	Riverside Bank (NY)
First Financial Bancorp. (OH)	Insight Bank (OH)
HV Bancorp, Inc. (PA)	Victory Bancorp, Inc. (PA)
Premier Financial Bancorp, Inc. (WV)	Bank of Gassaway (WV)
LCNB Corp. (OH)	Eaton National Bank and Trust Co. (OH)
Community & Southern Holdings, Inc. (GA)	Verity Capital Group, Inc. (GA)
Independent Bank Group, Inc. (TX)	Live Oak Financial Corp. (TX)
1st Constitution Bancorp (NJ)	Rumson-Fair Haven Bank & Trust Co. (NJ)
Carolina Alliance Bank (SC)	Forest Commercial Bank (NC)
Wilshire Bancorp, Inc. (CA)	BankAsiana (NJ)
Haven Bancorp, MHC (NJ)	Hilltop Community Bancorp, Inc. (NJ)
Sterling Financial Corporation (WA)	Commerce National Bank (CA)
CBTCO Bancorp (NE)	Bradley Bancorp (NE)
Heritage Financial Corporation (WA)	Valley Community Bancshares, Inc. (WA)
Pacific Premier Bancorp, Inc. (CA)	San Diego Trust Bank (CA)
Investor group	Grand Savings Bank (OK)

For each precedent transaction, Hovde derived and compared the implied ratio of deal value to certain financial characteristics of BFHI as follows:

•	the multiple of the purchase consideration to the acquired company’s last twelve months net income (the “Price-to-LTM EPS Multiple”);

•	the multiple of the purchase consideration to the acquired company’s total assets (the “Price-to-Assets Multiple”);

•	the multiple of the purchase consideration to the acquired company’s tangible book value (the “Price-to-Tangible Common Book Value Multiple”); and

•	the multiple of the difference between the purchase consideration and the acquired company’s tangible book value to the acquired company’s core deposits (the “Premium-to-Core Deposits Multiple”).

The results of the analysis are set forth in the table below. Transaction multiples for the Merger were derived from an implied aggregate offer price of $33.960 million or $17.01(1) per diluted share for BFHI.

Implied Value to BFHI Based On:	Price-to- LTM EPS Multiple	Price-to- Assets Multiple	Price-to- Tang. Common Book Value Multiple		Premium- to-Core Deposits Multiple
Merger Agreement	20.4x	20.1%	164.9	%(2)	10.0	%(2)

Precedent Transactions Group A:
Median	20.7x	10.6%	120.0%		3.9%
Average	21.0x	9.9%	117.4%		3.0%

Precedent Transactions Group B:
Median	18.2x	12.0%	119.3%		4.4%
Average	18.2x	12.8%	121.0%		3.4%

Precedent Transactions Group C:
Median	18.3x	12.9%	130.0%		4.5%
Average	18.2x	13.5%	131.7%		5.1%

(1)	Assumes warrants are exercised prior to close; options remain unexercised
(2)	Assumes adjusted tangible common equity of $20.599M, which is equivalent to stated common equity plus adjusted Q3 net income ($500K) plus warrants exercised ($3.0M)

Using publicly available information, Hovde compared the financial performance of BFHI with that of the median and average of the precedent transactions from Groups A, B, and C. The performance highlights are based on the last twelve months starting with the quarter end information of Broward Bank as of March 31, 2014.

	Tg. Equity/ Tg. Assets		Core Deposits	LTM ROAA	LTM ROAE	Efficiency Ratio	Non Int. Inc./ Assets	NPAs/ Assets	LLR/ NPLs
BFHI	10.13	%(1)	92.63%	0.99%	8.22%	65.39%	0.64%	0.65%	162.34%

Precedent Transactions Group A:
Median	8.50%		86.33%	0.26%	3.91%	84.36%	0.61%	3.61%	58.04%
Average	8.19%		84.02%	0.38%	3.77%	81.73%	0.78%	4.41%	65.39%

Precedent Transactions Group B:
Median	10.74%		83.58%	0.62%	5.40%	79.21%	0.73%	1.24%	103.89%
Average	10.85%		81.97%	0.62%	5.59%	79.48%	0.79%	1.48%	128.15%

Precedent Transactions Group C:
Median	10.96%		80.10%	0.83%	7.47%	75.88%	0.60%	1.06%	130.73%
Average	10.79%		78.78%	0.90%	8.50%	73.37%	0.65%	0.99%	153.61%

(1)	Assumes BFHI stated tangible common equity of $17.099 million

No company or transaction used as comparison in the above transaction analyses is identical to BFHI or HBI, and no transaction was consummated on terms identical to the terms of the Merger Agreement. Accordingly, an analysis of these results is not strictly mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies.

Discounted Cash Flow Analysis. Taking into account various factors including, but not limited to, BFHI’s recent performance, the current banking environment and the local economy in which BFHI operates, Hovde utilized earnings estimates for Broward Bank for a forward looking three and one-half year period with the assistance of information and guidance provided by the management of BFHI; BFHI management developed the forward-looking projections, which formed the basis of the discounted cash flow analyses. For BFHI’s projected earnings, Hovde utilized BFHI’s projections for Broward Bank and subtracted $30,000 each year in bank holding company expenses and $31,000 in SBLF dividends in 2014-2015 and $157,000 in 2016-2017.

In order to determine a value for BFHI on a discounted cash flow basis, Hovde utilized three different methods of discounted cash flow analysis: 1) present value of future free cash flows into perpetuity, 2) present value of future free cash flows based off a price-to-LTM earnings takeout multiple of 18.3x, and 3) present value of future free cash flows based off a price-to-tangible common book value takeout multiple of 1.30x. In order to derive the terminal value in the takeout multiple methods, Hovde multiplied BFHI’s projected 2017 earnings and tangible book value by their respective takeout multiples, as mentioned above. The LTM earnings takeout multiple was derived from the median LTM earnings multiple from Precedent Transactions Group C. The tangible common book value takeout multiple was also derived from the median tangible book value multiple from Precedent Transactions Group C.

Hovde performed variations of the discounted cash flow analysis using BFHI’s projections. For the discounted cash flow analysis (“DCF Analysis”), Hovde utilized management’s earnings projections for the second half of 2014, 2015, 2016, and 2017. Net income projections for Broward Bank for the second half of 2014, 2015, 2016, and 2017 were $784,000, $2.6 million, $3.5 million, and $4.5 million, respectively. Net income projections for BFHI, after subtracting bank holding company expenses and SBLF dividends, for the second half of 2014, 2015, 2016, and 2017 were $739 thousand, $2.6 million, $3.3 million, and $4.3 million, respectively. A range of discount rates between 13% and 15% were employed. These rates were chosen to reflect different assumptions regarding the required rates of return of holders or prospective buyers of BFHI Common Stock. The resulting values of the three DCF analyses (using the median discount rate of 14%) were $16.62 per share, $28.93 per share, and $13.68 per share, with an average of $19.74 per share.

These analyses and their underlying assumptions yielded a different values for BFHI, which are outlined in the table below:

Implied Value to BFHI Based On:	Implied Transaction Value (Per Share)		Price-to- LTM Net Income Multiple	Price-to- Assets Multiple	Price-to- Tang. Book Value Multiple		Premium to Core Deposits Multiple
Merger Agreement	$17.01	(1)	20.4x	20.1%	164.9	%(2)	10.0	%(2)
DCF Analysis—Terminal Growth Model	$16.62	(1)	16.9x	16.7%	136.8	%(2)	5.7	%(2)
DCF Analysis—Takeout Price-to-Earnings	$28.93	(1)	30.0x	29.6%	242.3	%(2)	22.0	%(2)
DCF Analysis—Takeout Price-to-Tangible Book Value	$13.68	(1)	13.8x	13.63%	111.6	%(2)	1.8	%(2)

(1)	Assumes all warrants are exercised prior to close and all options remain unexercised at close
(2)	Assumes adjusted tangible common equity of $20.599M, which is equivalent to stated common equity plus adjusted Q3 net income ($500K) plus warrants exercised ($3.0M)

Hovde noted that while the discounted cash flow present value analysis is a widely used valuation methodology, it relies on numerous assumptions, including asset and earnings growth rates, terminal values and discount rates. Hovde’s analysis does not purport to be indicative of the actual values or expected values of BFHI’s Common Stock.

Other Factors and Analyses. Hovde took into consideration various other factors and analyses, including but not limited to: current market environment; merger and acquisition environment; movements in the common stock valuations of selected publicly-traded banking companies; and movements in the S&P 500 Index.

Conclusion. Based upon the foregoing analyses and other investigations and assumptions set forth in its opinion, without giving specific weightings to any one factor or comparison, Hovde determined that the estimated Merger Consideration in connection with the Merger is fair from a financial point of view to BFHI’s shareholders. Each shareholder is encouraged to read Hovde’s fairness opinion in its entirety. The full text of this fairness opinion is included as Appendix B to this Proxy Statement.

Actions of the HBI Board of Directors and Reasons for the Merger

HBI’s board of directors reviewed and discussed the proposed merger with management and its financial and legal advisors in determining that the proposed merger was in the best interest of HBI and its shareholders. In reaching its conclusion to approve the Merger Agreement, HBI’s board of directors considered a number of factors, including the following:

•	The combined market footprint for HBI in Florida that the acquisition would provide.

•	The potential earnings accretion for HBI in the future given the opportunities for improvement in operational efficiencies.

•	The familiarity with BFHI’s organization and management.

•	The common business philosophies and customer profiles.

•	The quality of BFHI’s organization from a financial and regulatory perspective.

•	The potential market acceptance and approval of a transaction of this quality.

The discussion of the information and factors considered by the HBI’s board of directors is not exhaustive, but includes all the material factors considered by HBI’s board of directors. HBI’s board of directors evaluated the factors described above, including asking questions of management and its legal and financial advisors, and reached consensus that the merger was in the best interests of HBI and its shareholders.

HBI’s board of directors determined that the merger, the Merger Agreement and the transactions contemplated are advisable and in the best interests of HBI and its shareholders. Accordingly, the board of directors unanimously approved the Merger Agreement.

Management and Board of Directors of HBI After the Merger

Upon completion of the merger, the board of directors of HBI will consist of the directors serving on the board of directors of HBI prior to the effective time of the merger. The current directors and senior officers of HBI are expected to continue in their current positions, other than as has been or may be publicly announced by HBI in the normal course. Information about the current HBI directors and executive officers can be found in the documents listed under “Where You Can Find More Information” included elsewhere in this proxy statement/prospectus.

Interests of BFHI Directors and Officers in the Merger and Golden Parachute Compensation

Stock Options. Certain of BFHI’s officers have interests in the merger as individuals in addition to, or different from, their interests as shareholders of BFHI, including that HBI has agreed to indemnify the officers of BFHI against certain costs, damages or liabilities incurred in connection with claims, investigations and other transactions arising out of or pertaining to matters existing or occurring at or prior to the effective time of the merger, and to provide them with officer’s liability insurance coverage for a period of six years following the merger. In addition, these officers will be entitled to receive (i) cash payments at the closing of the merger in connection with the termination of their stock options, and (ii) cash payments in connection with the termination of their employment agreements upon the closing of the merger.

Name	Cash ($)		Equity ($)		Other ($)	Total ($)
Keith Costello	$229,604	(1)	$289,380	(2)	—	$518,984
Howard Zusman	$178,500	(3)	$111,300	(4)	—	$289,800
Debbie Kohl	$140,000	(5)	$111,300	(6)	—	$251,300

(1)	BFHI and Broward Bank entered into an Employment Agreement with Keith Costello dated January 12, 2009, that provides that in the event of a change of control and termination of his employment, he is entitled to receive his base salary for a period of twelve (12) months following his termination.
(2)	Keith Costello owns stock options representing the right to purchase 39,000 shares of BFHI common stock, and if he elects to receive cash for the termination of the options, he will receive an aggregate of $289,380 (the difference between the exercise price and a per-share merger consideration of $17.42 based on 1,949,513 BFHI shares outstanding) upon termination of those stock options.
(3)	Broward Bank entered into an Employment Agreement with Howard Zusman dated April 2, 2012, that provides that in the event of a change of control and termination of his employment, he is entitled to receive a cash payment equal to one (1) times his base salary.
(4)	Howard Zusman owns stock options representing the right to purchase 15,000 shares of BFHI common stock, and if he elects to receive cash for the termination of the options, he will receive an aggregate of $111,300 (the difference between the exercise price and a per-share merger consideration of $17.42 based on 1,949,513 BFHI shares outstanding) upon termination of those stock options.
(5)	Broward Bank entered into an Employment Agreement with Debbie Kohl dated February 1, 2014, that provides that in the event of a change of control and termination of her employment, she is entitled to receive a cash payment equal to one (1) times her base salary.
(6)	Debbie Kohl owns stock options representing the right to purchase 15,000 shares of BFHI common stock, and if she elects to receive cash for the termination of the options, she will receive an aggregate of $111,300 (the difference between the exercise price and a per-share merger consideration of $17.42 based on 1,949,513 BFHI shares outstanding) upon termination of those stock options.

In addition to the amounts payable upon closing of the merger, Centennial Bank may offer continued employment to one or more of the officers at salaries agreed upon by the officer and Centennial Bank.

Stock Warrants. The following directors of BFHI and Broward Bank have outstanding warrants. Upon payment of the warrant exercise price, each director will receive the following number of shares of BFHI common stock, which shall be exchangeable for per-share merger consideration:

John H. Baker	25,001
Keith Costello	20,833
Stephen Greep, Jr.	20,833
Bryan J. Haagenson	29,167
Greg C. Sandefur	45,833
John P. Seiler	20,833
Paul M. Sallarulo	20,833
E. Clay Shaw, III	25,001
Ronnie Brown	20,833
D. Arnold Tillman	20,833

Termination of Stock Options

BFHI has outstanding stock options to purchase 115,000 shares of BFHI common stock. Any BFHI stock option that remains outstanding and unexercised immediately prior to the effective time shall automatically, and without any action on the part of its holder, be terminated by BFHI and shall entitle the holder to an issuance of 0.41 shares of BFHI common stock for each BFHI stock option terminated or a cash payment equal to the difference between the option exercise price and the equivalent dollar value of the Merger Consideration.

If all of the option holders elect to receive cash for their BFHI stock options, the total amount to be paid for termination of the options assuming a per-share merger consideration of $17.42 (based on 1,949,513 BFHI shares outstanding) would be approximately $853,266 (including the amounts payable to directors and officers as described in the preceding section).

THE MERGER AGREEMENT

Effects of the Merger

As a result of the merger, HOMB Acquisition Sub II, a wholly-owned subsidiary of HBI to be incorporated prior to the closing of the merger, will merge with and into BFHI with BFHI as the surviving corporation. The articles of incorporation and bylaws of the surviving corporation will be the articles of incorporation and bylaws of HOMB Acquisition Sub II as in effect immediately prior to the effective time of the merger, and the directors and officers of the surviving corporation shall hold office until their respective successors are duly appointed and qualified, or their earlier death, resignation or removal.

As soon as reasonably practicable following the merger and as part of a single integrated transaction, HBI shall cause Broward Bank to be merged with and into Centennial Bank in the second-step merger with Centennial Bank surviving this second merger and continuing its existence under the laws of the State of Arkansas, and the separate corporate existence of Broward Bank ceasing as of the effective time of this second-step merger.

As a result of the merger, there will no longer be any shares of BFHI common stock. BFHI shareholders will no longer have any direct interest in the surviving company. BFHI shareholders receiving shares of HBI common stock as merger consideration will only participate in the combined company’s future earnings and potential growth through their ownership of HBI common stock. All of the other incidents of direct stock ownership in BFHI, such as the right to vote on certain corporate decisions, to elect directors and to receive dividends and distributions from BFHI, will be extinguished upon completion of the merger.

Effective Time of the Merger

The closing of the merger will occur at [—] Central Time, on [—], unless the parties mutually agree to extend the closing. The merger will be effective at the close of business of Broward Bank as determined by the Federal Reserve on the date specified in the articles of merger to be filed by HBI with the Secretary of State of the State of Arkansas and the Secretary of State of the State of Florida on or before the closing date. As of the date of this proxy statement/prospectus, the parties expect that the merger will be effective during the fourth calendar quarter of 2014. However, there can be no assurance as to when or if the merger will occur.

As described below, if the merger is not completed by April 30, 2015, the Merger Agreement may be terminated by either HBI or BFHI, unless the failure of the closing to occur by such date is due to the failure of the party seeking to terminate the Merger Agreement to perform or observe the covenants and agreements of such party set forth in the Merger Agreement.

Covenants and Agreements

Conduct of Businesses Prior to the Completion of the Merger. BFHI has agreed that, prior to the effective time of the merger, it will conduct its business in the ordinary course consistent with past practice in all material respects and use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships. BFHI and HBI have agreed to take no action (and to cause their subsidiaries to take no action) that is intended to or would reasonably be expected to adversely affect or materially delay the ability to obtain any necessary approvals of any regulatory agency or other governmental entity required for the completion of the merger or to perform the covenants and agreements in the Merger Agreement or to consummate the merger and the other transactions contemplated by the Merger Agreement.

In addition to the general covenants above, BFHI has agreed that prior to the effective time of the merger, subject to specified exceptions, it will not, and will not permit its subsidiaries to, without the prior approval of HBI (which approval shall not be unreasonably withheld):

•

enter into any new line of business or materially change its lending, investment, underwriting, risk and asset liability management, and other banking and operating policies, except as required by any applicable legal requirement or policies imposed by any governmental authority;

•	make any capital expenditures outside the ordinary course of business other than as required pursuant to contracts already entered into;

•

terminate, enter into, amend, modify or renew any employee benefit plan (as defined by ERISA), any material contract (as defined by Regulation S-K), or any other contracts not in the ordinary course of business;

•

issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of BFHI’s stock or any additional options or other rights, grants or awards with respect to BFHI’s stock;

•	make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its capital stock;

•

sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, businesses or properties, except for sales, transfers, mortgages, encumbrances or other dispositions or discontinuances in the ordinary course of business consistent with past practice and in a transaction that individually or taken together with all other such transactions is not material to BFHI;

•

incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for the obligations of, any other Person, provided that BFHI may continue to borrow money from the Federal Home Loan Bank System, the Federal Reserve or any other governmental authority in a manner consistent with past practice;

•	make, renew or amend any extension of credit, individually or in the aggregate with other extensions of credit to the same relationship, in excess of $250,000;

•

enter into, renew or amend any interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements, whether entered into for the account of it or for the account of a customer of it, except in the ordinary course of business and consistent with past practice;

•

acquire (other than by way of foreclosures, acquisitions of control in a fiduciary or similar capacity, acquisitions of loans or participation interests, or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business and consistent with past practice) all or any portion of the assets, business, deposits or properties of any other person;

•	merge or consolidate with or into any legal entity, dissolve, liquidate, or otherwise terminate its existence;

•	file any application to establish, or to relocate or terminate the operations of, any banking office;

•

amend BFHI articles of incorporation or bylaws or similar organizational documents for its subsidiaries or otherwise add, amend or modify in any respect the duties or obligations of indemnification by BFHI with respect to any of its respective directors, officers, employees, agents or other entities;

•	implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable accounting requirements of a governmental authority;

•

make, change or revoke any tax election, file any amended tax return (unless to correct an error with the prior written consent of HBI, such consent not to be unreasonably withheld or delayed), enter into any closing agreement, settle any tax audit, claim or assessment, surrender or reduce any right to claim a refund of taxes, agree to extend any statute of limitations relating to taxes, fail to duly and timely file with appropriate taxing authorities all tax returns required to be filed by or with respect to BFHI or its subsidiary or fail to remit any taxes due, whether or not shown on any tax return;

•

without the prior written consent of HBI, such consent not to be unreasonably withheld or delayed, settle any action, suit, claim or proceeding against BFHI, except for any action, suit, claim or proceeding arising out of or in connection with the Merger Agreement or for any other action, suit, claim or proceeding that is settled in a manner consistent with past practice that would not (A) impose any material restriction on the business after the Closing, HBI or their respective affiliates or (B) create precedent for claims that are reasonably likely to be material to BFHI or, after the Closing, HBI or their respective affiliates;

•

other than in the ordinary course of business and consistent with past practice, terminate, enter into, amend, modify (including by way of interpretation) or renew any employment, consulting, severance, change in control or similar contract, agreement or arrangement with any director, officer, employee or consultant, or grant any salary or wage increase or increase any employee benefit, including incentive or bonus payments (or, with respect to any of the preceding, communicate any intention to take such action), except to make changes that are required by any applicable legal requirements;

•

terminate, enter into, establish, adopt, amend, modify (including by way of interpretation), make new grants or awards under or renew any employee benefit plan (as defined by ERISA), except (A) as required by applicable legal requirements, or (B) to satisfy contractual obligations existing as of the date hereof;

•

(A) grant, extend, amend (except as required in the diligent prosecution of the Proprietary Rights owned, beneficially, and of record where applicable) by or developed for BFHI, waive, or modify any material rights in or to, sell, assign, lease, transfer, license, let lapse, abandon, cancel, or otherwise dispose of, or extend or exercise any option to sell, assign, lease, transfer, license, or otherwise dispose of, any Proprietary Rights, or (B) fail to exercise a right of renewal or extension under any material agreement under which BFHI is licensed or otherwise permitted by a third party to use any Proprietary Rights (other than “shrink wrap” or “click through” licenses), unless BFHI obtains a substantially similar license or right to use such Proprietary Rights on terms as favorable as the terms under the existing agreement;

•	participate in any program sponsored or administered by any governmental authority, which program is not part of the usual and customary banking business of Broward Bank;

•

engage in (or modify in a manner adverse to BFHI) any transactions with any entity known to be a shareholder of BFHI or any director or officer of BFHI (or any affiliate of any such person), other than deposit relationships in the ordinary course of business consistent with past practice and extensions of credit which are on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons unaffiliated with BFHI and did not involve more than the normal risk of collectability or present other unfavorable features;

•

knowingly take, or knowingly omit to take, any action that would result in a violation of the Merger Agreement covenants, or would result in any of the representations and warranties of BFHI made in the Merger Agreement becoming untrue, or would prevent BFHI from performing its obligations under the Merger Agreement or consummating the closing;

•	enter into any contract in violation of the covenants, representations or warranties of the Merger Agreement; and

•	enter into, or extend, any leases or rental agreements.

Regarding BFHI covenants above, if by enforcing a particular covenant HBI would be exercising control over BFHI or Broward Bank as control is defined under 12 U.S.C Section 1841(a)(2) prior to obtaining approval from the Federal Reserve, HBI will not enforce such covenant.

Regulatory Matters. HBI and BFHI have agreed to promptly prepare and file with the SEC a registration statement on Form S-4, of which this proxy statement/prospectus is a part. HBI and BFHI have agreed to use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and BFHI to mail or deliver the proxy statement/prospectus to BFHI’s shareholders. HBI has also agreed to use its reasonable best efforts to obtain all necessary state securities law or “blue sky” permits and approvals required to consummate the merger, and BFHI has agreed to furnish all information concerning BFHI and the holders of BFHI common stock as may be reasonably requested in connection with any such action.

HBI and BFHI have agreed to cooperate with each other and use their respective reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities that are necessary or advisable to consummate the merger as soon as possible, and no later than March 31, 2014, to the extent reasonably practicable, and to comply with the terms and conditions of all such permits, consents, approvals and authorizations. BFHI and HBI have the right to review in advance and, to the extent practicable, each will consult the other on, in each case subject to applicable laws, all the non-confidential information relating to BFHI or HBI (excluding any confidential financial information relating to individuals), as the case may be, and any of their respective subsidiaries, that appear in any filing made with, or written materials submitted to, any third party or any governmental entity in connection with the transactions contemplated by the Merger Agreement. In addition, BFHI and HBI will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and governmental entities necessary or advisable to consummate the merger and each party will keep the other apprised of the status of matters relating to the completion of the merger. Each party will consult with the other in advance of any meeting or conference with any governmental entity in connection with the merger and, to the extent permitted by such governmental entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences. Additionally, each of HBI and BFHI has agreed to furnish to the other, upon request, all information concerning itself, its subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with this proxy statement/prospectus, the Form S-4 or any other statement, filing, notice or application made by or on behalf of HBI, BFHI or any of their respective subsidiaries to any governmental entity in connection with the merger.

HBI and BFHI have agreed to use their reasonable best efforts to (i) avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the closing of the merger, and (ii) avoid or eliminate each and every impediment under any applicable law and resolve any questions or issues raised by any governmental entity so as to enable the closing of the merger to occur as soon as possible, and in any event no later than March 31, 2015, including, without limitation, making expenditures and incurring costs, raising capital, divesting or otherwise disposing of businesses or assets of HBI, BFHI, and their respective subsidiaries, effecting the dissolution, internal merger or consolidation of subsidiaries of HBI or BFHI effective upon the completion of the merger, or enhancing internal controls (including by increasing staffing levels and external hires).

Each of HBI and BFHI will promptly advise the other upon receiving any communication from any governmental entity the consent or approval of which is required for consummation of the merger that causes such party to believe that there is a reasonable likelihood that any requisite regulatory approval will not be obtained or that the receipt of any such approval may be materially delayed.

Shareholder Approval. BFHI’s board of directors has resolved to recommend to the BFHI shareholders that they approve the Merger Agreement and to submit to BFHI shareholders the Merger Agreement and any other matters required to be approved by BFHI shareholders in order to carry out the intentions of the Merger Agreement, subject to certain exceptions if, following the receipt of a Superior Proposal (as defined below), the board of directors of BFHI concludes in good faith (and based on the advice of counsel) that the failure to withdraw its recommendation or terminate the Merger Agreement would more likely than not result in a violation of the board’s fiduciary duties under applicable law.

NASDAQ Listing. HBI will cause the shares of HBI common stock to be issued in the merger to have been authorized for listing on The NASDAQ Global Select Market.

Employee Matters. The Merger Agreement provides that HBI shall provide each employee who is actively employed by BFHI on the closing date while employed by HBI following the closing date with employee benefits which, in the aggregate, are no less favorable than employee benefits provided by HBI to similarly situated employees of HBI. HBI shall pay amounts due to BFHI’s three executive officers pursuant to the change in control provisions applicable under the employment agreements between such individuals and BFHI. The terms of employment of these individuals by Centennial Bank shall be as mutually agreed upon by the parties.

Indemnification and Directors’ and Officers’ Insurance. From and after the effective time of the merger, HBI and the surviving corporation will indemnify and hold harmless each present and former director and officer of BFHI and its subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the effective time of the merger, to the same extent as such persons are indemnified or have the right to advancement of expenses pursuant to the bylaws of BFHI and permissible under the applicable law.

In addition, for a period of six years following the effective time of the merger, HBI will provide director’s and officer’s liability insurance that serves to reimburse the present and former officers and directors of BFHI (determined as of the effective time) with respect to claims against such directors and officers arising from facts or events occurring before the effective time (including the transactions contemplated by the Merger Agreement, which insurance will contain at least the same coverage and amounts, and contain terms and conditions no less advantageous to the indemnified party as that coverage currently provided by BFHI. Prior to the effective time and in lieu of the foregoing, BFHI will use commercially reasonable best efforts to purchase a tail policy for directors’ and officers’ liability insurance on the terms described in the prior sentence and fully pay for such policy prior to the closing of the merger. To the extent the premium for the new or tail policy exceeds $100,000, the Purchase Price shall be reduced by an amount equal to the difference between the cost of the premium and $100,000.

No Solicitation. The Merger Agreement precludes BFHI and its respective officers, directors, agents, advisors and affiliates from initiating, soliciting, or encouraging inquiries or proposals with respect to, or participating in any negotiations concerning, or providing any nonpublic information relating to, any Acquisition Proposal (as defined below). However, if at any time after the date of the Merger Agreement and prior to obtaining the approval of the Merger Agreement by BFHI shareholders, BFHI receives an unsolicited bona fide Acquisition Proposal and the board of directors of BFHI concludes in good faith that such Acquisition Proposal constitutes, a Superior Proposal (as defined below), then BFHI and its board of directors may furnish or cause to be furnished nonpublic information and participate in such negotiations or discussions to the extent that the board of directors of BFHI concludes in good faith (and based on the advice of counsel) that failure to take such actions would be reasonably likely to violate its fiduciary duties under applicable law. Prior to providing any such nonpublic information or engaging in any such negotiations, BFHI must have entered into a confidentiality agreement with such third party on terms no less favorable to BFHI than the confidentiality agreement between BFHI and HBI, and such confidentiality agreement must expressly permit BFHI to comply with its obligations pursuant to the Merger Agreement. BFHI must promptly (and in any event within 24 hours) advise HBI following receipt of any Acquisition Proposal or any request for nonpublic information or inquiry that would reasonably be expected to lead to any Acquisition Proposal and the substance thereof (including the identity of the person making such Acquisition Proposal), and keep HBI promptly apprised of any related developments, discussions and negotiations (including the terms and conditions of any such request, inquiry or Acquisition Proposal, or all amendments or proposed amendments thereto) on a current basis.

As used in the Merger Agreement, “Acquisition Proposal” means any proposal or offer other than the Merger Agreement with respect to any transaction or any public announcement by any entity of a proposal, plan or intention with respect to any (a) any merger, consolidation, share exchange, business combination or other similar transaction; (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets that constitute a substantial portion of the assets of BFHI in a single transaction or series of transactions; or (c) any tender offer or exchange offer for 20% or more of the outstanding shares of its capital stock or the filing of a registration statement under the Securities Act, in connection therewith.

In addition, in the event that BFHI receives an Acquisition Proposal that BFHI’s board of directors concludes in good faith constitutes a Superior Proposal (as defined below), the board of directors of BFHI may withdraw or materially and adversely modify its recommendation that BFHI shareholders vote to approve the Merger Agreement, or recommend to its shareholders an Acquisition Proposal other than the merger, or terminate the Merger Agreement, if it concludes in good faith (and based on the advice of counsel) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law, as long as BFHI gives HBI prior written notice at least four business days before taking such action and during such four business day period BFHI negotiates in good faith with HBI to enable HBI to make an improved offer that is at least as favorable to the shareholders of BFHI as such alternative Acquisition Proposal.

As used in the Merger Agreement, “Superior Proposal” means any proposal or offer other than the Merger Agreement with respect to any transaction or any public announcement by any entity of a proposal, plan or intention with respect to any (a) merger, consolidation, share exchange, business combination or other similar transaction; (b) sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets that constitute a substantial portion of the assets of BFHI in a single transaction or series of transactions; or (c) tender offer or exchange offer for 50% or more of the outstanding shares of its capital stock or the filing of a registration statement under the Securities Act, in connection therewith.

As a condition of the closing, BFHI will effect the redemption of BFHI’s preferred securities.

Representations and Warranties

The Merger Agreement contains representations and warranties made by BFHI to HBI relating to a number of matters, including the following:

•	corporate organization, qualification to do business, and subsidiaries;

•	capitalization;

•	requisite corporate authority to enter into the Merger Agreement and to complete the contemplated transactions;

•	absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	required regulatory consents, approvals and filings necessary in connection with the merger;

•	reports to regulatory authorities and the accuracy of the information contained therein;

•	financial statements, and the absence of undisclosed liabilities;

•	broker’s fees payable in connection with the merger;

•	the absence of certain changes or events;

•	compliance with applicable law, including the existence of cease-and-desist orders, consent agreements or memoranda of understanding or similar communications with governmental entities;

•	employee benefit matters;

•	accuracy of BFHI information provided in this proxy statement/prospectus;

•	legal proceedings;

•	certain material contracts;

•	environmental matters;

•	tax matters;

•	intellectual property;

•	properties;

•	insurance;

•	accounting and internal controls;

•	loan matters;

•	Community Reinvestment Act compliance;

•	investment securities;

•	related party transactions; and

•	labor matters.

The Merger Agreement also contains representations and warranties made by HBI to BFHI relating to a number of matters, including the following:

•	corporate organization, qualification to do business, and subsidiaries;

•	capitalization;

•	requisite corporate authority to enter into the Merger Agreement and to complete the contemplated transactions;

•	absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	required regulatory consents, approvals and filings necessary in connection with the merger;

•	reports to regulatory authorities and the accuracy of the information contained therein;

•	financial statements, and the absence of undisclosed liabilities;

•	broker’s fees payable in connection with the merger;

•	legal proceedings;

•	tax matters; and

•	Community Reinvestment Act compliance.

Certain of these representations and warranties are qualified as to “materiality” or “material adverse effect.” For purposes of the Merger Agreement, a “material adverse effect” means, with respect to any party, a material adverse effect on (a) the financial condition, results of operations or business of such party and its Subsidiaries taken as a whole; provided, however, that, with respect to this clause (a), a “material adverse effect” shall not be deemed to include effects arising out of, relating to or resulting from (A) changes after the date hereof in applicable GAAP or regulatory accounting requirements, (B) changes after the date hereof in laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, (C) changes after the date hereof in global, national or regional political conditions or general economic or market conditions (including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, and price levels or trading volumes in the United States or foreign securities markets) affecting other companies in the industries in which such party and its subsidiaries operate, (D) changes after the date hereof in the credit markets, any downgrades in the credit markets, or adverse credit events resulting in deterioration in the credit markets generally and including changes to any previously correctly applied asset marks resulting therefrom, (E) a decline in the trading price of a party’s common stock or a failure, in and of itself, to meet earnings projections, but not, in either case, including any underlying causes thereof, (F) the public disclosure of the Merger Agreement or the contemplated transactions or the consummation of the contemplated transactions, (G) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism or (H) actions or omissions taken with the prior written consent of the other party or expressly required by this

Agreement except, with respect to clauses (A), (B), (C), (D) and (G), to the extent that the effects of such change are materially disproportionately adverse to the financial condition, results of operations or business of such party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its subsidiaries operate; or (b) the ability of such party to timely consummate the contemplated transactions.

The representations and warranties in the Merger Agreement do not survive the effective time of the merger and, as described below under “Effect of Termination,” if the Merger Agreement is validly terminated, there will be no liability under the representations and warranties of the parties, unless a party knowingly breached the Merger Agreement.

This summary and the copy of the Merger Agreement attached to this proxy statement/prospectus as Appendix A are included solely to provide investors with information regarding the terms of the Merger Agreement. They are not intended to provide factual information about the parties or any of their respective subsidiaries or affiliates. The Merger Agreement contains representations and warranties by HBI and BFHI, which were made only for purposes of that agreement and as of specific dates. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those generally applicable to investors. In reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions thereof were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or condition of HBI, BFHI or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in HBI’s public disclosures. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that HBI publicly files with the SEC. For more information regarding these documents, see the section entitled “Where You Can Find More Information” included elsewhere in this proxy statement/prospectus.

Conditions to the Merger

Conditions to Each Party’s Obligations. The respective obligations of each of HBI and BFHI to complete the merger are subject to the satisfaction of the following conditions:

•	receipt of BFHI shareholder approval of the Merger Agreement;

•

the effectiveness of the registration statement on Form S-4, of which this proxy statement/prospectus is a part, and the absence of a stop order suspending the effectiveness of the Form S-4 or any proceeding initiated or threatened by the SEC for that purpose;

•

the absence of any order, injunction or decree issued by any court or agency of competent jurisdiction or other law preventing or making illegal the consummation of the merger or the other transactions contemplated by the Merger Agreement; and

•

the receipt of all requisite regulatory approvals of governmental entities, including the necessary regulatory approvals from the Federal Reserve, the FDIC, the Arkansas State Bank Department and the Florida Office of Financial Regulation, and the expiration of all statutory waiting periods in respect thereof.

Conditions to Obligations of HBI. The obligation of HBI and Centennial Bank to complete the merger is also subject to the satisfaction, or waiver by HBI, of the following conditions:

•

the accuracy of the representations and warranties of BFHI as of the closing date of the merger, other than, in most cases, those failures to be true and correct that (disregarding any materiality, material adverse effect and similar qualifying terms), individually or in the aggregate, would not reasonably be expected to result in a material adverse effect on BFHI, and the receipt by HBI of an officer’s certificate to such effect;

•

performance in all material respects by BFHI of the obligations required to be performed by it at or prior to the closing date of the merger, and the receipt by HBI of an officer’s certificate to such effect;

•	receipt by HBI of an opinion of Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C., as to certain tax matters;

•	the exercise or termination of any outstanding BFHI stock options at or prior to the effective time;

•

the exercise of any outstanding BFHI stock warrants and BFHI’s receipt of at least $3,000,000 for payment on such BFHI stock warrants; however, if BFHI has not received payment of at least $3,000,000 on or before the closing date HBI may, in its sole discretion, (i) proceed with closing and reduce the Purchase Price by an amount equal to 1.2 times the aggregate exercise price of the BFHI stock warrants for which payment was not received, or (ii) terminate the Merger Agreement. If HBI elects not to reduce the Purchase Price and BFHI demonstrates its best efforts and that the failure to meet this condition is due to circumstances beyond BFHI’s control, then BFHI may satisfy this condition by substituting dollar-for-dollar cash received through the exercise of stock options resulting in an increase in BFHI equity; and

•	the redemption by BFHI of any outstanding preferred securities.

Conditions to Obligations of BFHI. The obligation of BFHI to complete the merger is also subject to the satisfaction, or waiver by BFHI, of the following conditions:

•

the accuracy of the representations and warranties of BFHI as of the closing date of the merger, other than, in most cases, those failures to be true and correct that (disregarding any materiality, material adverse effect and similar qualifying terms), individually or in the aggregate, would not reasonably be expected to result in a material adverse effect on HBI, and the receipt by BFHI of an officer’s certificate to such effect;

•

performance in all material respects by HBI of the obligations required to be performed by it at or prior to the closing date of the merger, and the receipt by BFHI of an officer’s certificate to such effect;

•	receipt by BFHI of an opinion of Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C., as to certain tax matters; and

•	receipt by BFHI of a fairness opinion to the effect that the merger consideration to be received by BFHI shareholders is fair to such shareholders from a financial point of view.

Termination; Termination Fee

The Merger Agreement may be terminated at any time prior to the effective time of the merger, whether before or after approval of the Merger Agreement by BFHI shareholders.

•	by mutual written consent of HBI and BFHI;

•

by either HBI or BFHI, if a requisite regulatory approval is denied and such denial has become final and non-appealable, or if a governmental entity has issued a final, non-appealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by the Merger Agreement;

•

by either HBI or BFHI, if the merger has not closed by March 31, 2015 (which date can be extended to April 30, 2015, by either party if the requisite regulatory approvals have not yet been obtained), unless the failure of the closing to occur by such date is due to the failure of the party seeking to terminate the Merger Agreement to perform or observe the covenants and agreements of such party set forth in the Merger Agreement;

•

by either HBI or BFHI, if there is a breach by the other party of any of its covenants, agreements, representations or warranties that would, individually or in the aggregate with other breaches by such party, result in the failure of a closing condition of the other party, and such breach is not cured within 30 days following written notice to the party committing the breach, or the breach, by its nature, cannot be cured within such time (provided that the terminating party is not then in material breach of any representation, warranty, covenant, or other agreement contained in the Merger Agreement);

•

by either HBI or BFHI, if the BFHI shareholders have not approved the Merger Agreement and the transactions contemplated thereby at the duly convened BFHI special meeting or any adjournment or postponement thereof, provided that the failure to obtain such shareholder approval was not caused by the terminating party’s material breach of any of its obligations under the Merger Agreement;

•

by BFHI, prior to obtaining the BFHI shareholder approval, in order to enter into a definitive agreement providing for a Superior Proposal (provided that BFHI pays HBI a termination fee in advance of or concurrently with such termination, as described below);

•	by HBI, if holders of five percent (5%) or more of the outstanding shares of BFHI common stock provide notice of dissent and do not vote in favor of the merger.

BFHI is required to pay HBI a termination fee of $1,700,000 if the Merger Agreement is terminated by BFHI in order to enter into an agreement providing for a Superior Proposal or by HBI because (i) BFHI violated the no solicitation provision of the Merger Agreement, (ii) the board of directors of BFHI failed to recommend the merger; (iii) the BFHI board of directors has recommended, proposed, or publicly announced its intention to recommend or propose to engage in a transaction resulting in a Superior Proposal; or (iv) BFHI has failed to call, give notice of, convene and hold the BFHI shareholder meeting in accordance with the Merger Agreement.

Effect of Termination

If the Merger Agreement is validly terminated, the Merger Agreement will become void and have no effect, and none of BFHI, HBI, any of their respective subsidiaries or any of the officers or directors of any of them will have any liability under the Merger Agreement, or in connection with the transactions contemplated by the Merger Agreement, except that (i) the provisions of the Merger Agreement relating to confidentiality obligations of the parties, the termination fees, publicity and certain other technical provisions will continue in effect notwithstanding termination of the Merger Agreement and (ii) neither BFHI nor HBI will be relieved or released from any liability or damages arising out of its knowing breach of the Merger Agreement.

Amendments, Extensions and Waivers

The Merger Agreement may be amended by the parties, by action taken or authorized by their respective boards of directors, at any time before or after approval of the matters presented in connection with the merger by the shareholders of BFHI or HBI, in writing signed on behalf of each of the parties, provided that after any approval of the transactions contemplated by the Merger Agreement by the BFHI or HBI shareholders, there may not be, without further approval of such shareholders, any amendment of the Merger Agreement that requires further approval under applicable law.

At any time prior to the effective time of the merger, the parties, by action taken or authorized by their respective boards of directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in the Merger Agreement or (c) waive compliance with any of the agreements or conditions contained in the Merger Agreement. Any agreement on the part of a party to any extension or waiver must be in writing signed on behalf of such party. Any such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition will not operate as a waiver of any subsequent or other failure.

Stock Market Listing

Application will be made by HBI to have the shares of HBI common stock to be issued in the merger approved for listing on The NASDAQ Global Select Market, which is the principal trading market for existing shares of HBI common stock. It is a condition to both parties’ obligation to complete the merger that such approval is obtained, subject to official notice of issuance.

Fees and Expenses

Except for (i) the registration fee for the filing of the Form S-4, of which this proxy statement/prospectus is a part, and other fees paid to the SEC in connection with the merger, which will be paid by HBI, and (ii) any termination fees, as described elsewhere in this proxy statement/prospectus, all fees and expenses incurred in connection with the merger, the Merger Agreement, and the transactions contemplated by the Merger Agreement (including costs and expenses of printing and mailing this proxy statement/prospectus) will be paid by the party incurring such fees or expenses, whether or not the merger is completed.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

This section describes the anticipated material United States federal income tax consequences of the merger to U.S. holders of BFHI common stock who exchange shares of BFHI common stock for shares of HBI common stock and cash pursuant to the merger. This discussion does not address the tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the merger (whether or not such transactions are undertaken in connection with the merger).

The following discussion is based on the Internal Revenue Code of 1986, as amended, referred to herein as the Code, its legislative history, existing and proposed regulations thereunder and published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of this discussion.

For purposes of this discussion, a U.S. holder means a holder of BFHI common stock who is, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or an entity treated as a corporation, created or organized in or under the laws of the United States or any state or political subdivision thereof;

•

a trust that (1) is subject to (A) the primary supervision of a court within the United States and (B) the authority of one or more United States persons to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person; or

•	an estate that is subject to United States federal income tax on its income regardless of its source.

If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) holds BFHI common stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding BFHI common stock, you should consult your tax advisor regarding the tax consequences of the merger.

This discussion addresses only those BFHI shareholders that hold their BFHI common stock as a capital asset within the meaning of Section 1221 of the Code, and does not address all the United States federal income tax consequences that may be relevant to particular BFHI shareholders in light of their individual circumstances or to BFHI shareholders that are subject to special rules, such as:

•	financial institutions;

•	pass-through entities or investors in pass-through entities;

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities;

•	traders in securities that elect to use a mark to market method of accounting;

•	persons who exercise dissenters’ rights;

•	persons that hold BFHI common stock as part of a straddle, hedge, constructive sale or conversion transaction;

•	certain expatriates or persons that have a functional currency other than the U.S. dollar;

•	persons who are not U.S. holders; and

•	shareholders who acquired their shares of BFHI common stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan.

In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010.

HBI and BFHI have structured the mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In connection with the filing of the registration statement of which this document is a part, HBI and BFHI have received an opinion of Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C. (“MWSGW”), that, as of the date of such opinion, if certain factual circumstances exist, the mergers, taken together, will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and that HBI and BFHI will each be a party to that reorganization. This tax opinion is an exhibit to this registration statement and the disclosure in this section is based upon such tax opinion. The parties will not be required to consummate the merger unless they each receive an additional opinion of MWSGW, dated the closing date of the merger, confirming that the mergers, taken together, will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and that HBI and BFHI will each be a party to that reorganization. The opinion of MWSGW regarding the merger will be based on assumptions, representations, warranties and covenants, including those contained in the Merger Agreement and in tax representation letters provided by HBI and BFHI. The accuracy of such assumptions, representations and warranties, and compliance with such covenants, could affect the conclusions set forth in such opinions. None of these opinions are binding on the Internal Revenue Service or the courts. HBI and BFHI have not requested and do not intend to request any ruling from the Internal Revenue Service as to the United States federal income tax consequences of the merger. Accordingly, each BFHI shareholder should consult its tax advisor with respect to the particular tax consequences of the merger to such holder. The remainder of this discussion assumes that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Tax Consequences of the Merger Generally. On the basis of the opinions delivered in connection herewith:

•	no gain or loss will be recognized by HBI or BFHI as a result of the merger;

•

gain (but not loss), if any, will be recognized by those holders who receive shares of HBI common stock and cash in exchange for shares of BFHI common stock pursuant to the merger, in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash (excluding any cash received in lieu of a fractional share) and the fair market value of the HBI common stock received pursuant to the merger over the adjusted tax basis in the BFHI common stock surrendered), and (2) the amount of cash received by such holder of BFHI common stock (excluding any cash received in lieu of a fractional share);

•

the aggregate tax basis in the shares of HBI common stock received by a BFHI shareholder in the merger (including any fractional share interests deemed received and sold as described below) will equal the aggregate tax basis of the BFHI common stock surrendered, decreased by the amount of cash received in the merger (excluding any cash received in lieu of a fractional share), and increased by the amount of gain, if any, recognized (excluding any gain recognized with respect to cash received in lieu of a fractional share) on the exchange (regardless of whether such gain is classified as capital gain, or as ordinary dividend income, as discussed below); and

•

the holding period of HBI common stock received in exchange for shares of BFHI common stock (including fractional shares of HBI common stock deemed received and redeemed as described below) will include the holding period of the BFHI common stock that is surrendered in the merger.

If a holder of BFHI common stock acquired different blocks of BFHI common stock at different times or at different prices, any gain or loss will be determined separately with respect to each block of BFHI common stock and such holder’s basis and holding period in his or her shares of HBI common stock may be determined with reference to each block of BFHI common stock. Any such holders should consult their tax advisors regarding the manner in which cash and HBI common stock received in the exchange should be allocated among different blocks of BFHI common stock and with respect to identifying the bases or holding periods of the particular shares of HBI common stock received in the merger.

Taxation of Gains. Gain that holders of BFHI common stock recognize in connection with the merger generally will constitute capital gain and will constitute long-term capital gain if such holders have held (or are treated as having held) their BFHI common stock for more than one year as of the date of the merger. Long-term capital gain of non-corporate holders of BFHI common stock is generally taxed at preferential rates. In some cases, if a holder actually or constructively owns HBI stock other than HBI stock received pursuant to the merger, the recognized gain could be treated as having the effect of a distribution of a dividend under the tests set forth in Section 302 of the Code, in which case such gain would be treated as dividend income. Because the possibility of dividend treatment depends primarily upon each holder’s particular circumstances, including the application of the constructive ownership rules, holders of BFHI common stock should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances.

Cash Received Instead of a Fractional Share of HBI Common Stock. If a BFHI shareholder receives cash instead of a fractional share of HBI common stock, he or she will be treated as having received the fractional share of HBI common stock pursuant to the applicable merger and then as having sold that fractional share of HBI common stock for cash. As a result, the BFHI shareholder will generally recognize gain or loss equal to the difference between the amount of cash received and the basis allocable to the fractional share interest as set forth above. Except as described above, this gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such shares is greater than one year. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting. Payments of cash to a holder of BFHI common stock may, under certain circumstances, be subject to information reporting and backup withholding, unless the holder provides proof of an applicable exemption satisfactory to HBI and the exchange agent or, in the case of backup withholding, furnishes its correct taxpayer identification number and generally otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s United States federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

The discussion set forth above does not address all United States federal income tax consequences that may be relevant to holders of BFHI common stock and may not be applicable to such holders that are subject to special rules. It is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, you are strongly encouraged to consult your tax advisor as to the specific tax consequences resulting from the merger, including tax return reporting requirements, the applicability and effect of federal, state, local, and other tax laws and the effect of any proposed changes in the tax laws.

DESCRIPTION OF HBI’S CAPITAL STOCK

The following is a description of the HBI common stock and certain provisions of HBI’s Restated Articles of Incorporation, Bylaws and applicable law. The following is only a summary and is qualified by applicable law and by the provisions of HBI’s Restated Articles of Incorporation and Bylaws, copies of which have been filed with the SEC and are also available upon request from HBI.

General

Under HBI’s Restated Articles of Incorporation, as amended, HBI has authority to issue up to 100,000,000 shares of common stock, par value $0.01 per share, and up to 5,500,000 shares of preferred stock, par value $0.01 per share. Each share of HBI common stock has the same relative rights as, and is identical in all respects to, each other share of HBI common stock.

As of June 30, 2014, there were 65,142,137 shares of HBI common stock issued and outstanding, and approximately 2,500,000 shares of common stock were reserved for issuance pursuant to HBI’s stock option plan. HBI common stock is listed on The NASDAQ Global Select Market under the symbol “HOMB.” The outstanding shares of HBI’s common stock are validly issued, fully paid and non-assessable.

As of June 30, 2014, no shares of HBI preferred stock are issued and outstanding.

Common Stock

Voting Rights. Holders of HBI common stock are entitled to one vote per share on all matters submitted to a vote of shareholders. Holders of HBI common stock do not have cumulative voting rights.

Dividend Rights. Holders of HBI common stock are entitled to receive ratably dividends when, as, and if declared by HBI’s board of directors out of funds legally available for the payment of dividends. Holders of any preferred stock HBI may issue in the future may have a priority over holders of common stock with respect to dividends. The payment of dividends is subject to government regulation, in that regulatory authorities may prohibit banks and bank holding companies from paying dividends in a manner that would constitute an unsafe or unsound banking practice. In addition, a bank may not pay cash dividends if doing so would reduce the amount of its capital below that necessary to meet minimum regulatory capital requirements. State laws also limit a bank’s ability to pay dividends. Accordingly, the dividend restrictions imposed on HBI’s subsidiaries by statute or regulation effectively may limit the amount of dividends HBI can pay.

Liquidation and Dissolution. In the event of the liquidation, dissolution and winding up of HBI, the holders of HBI common stock are entitled to receive ratably all of the assets of HBI available for distribution after satisfaction of all liabilities of HBI, subject to the rights of the holders of any of HBI’s preferred shares that may be issued from time to time.

Other Rights. Holders of HBI common stock have no preferential or preemptive rights with respect to any securities of HBI, and there are no conversion rights or redemption or sinking fund provisions applicable to HBI common stock.

Restrictions on Ownership. The Bank Holding Company Act requires any “bank holding company,” as defined in the Bank Holding Company Act, to obtain the approval of the Federal Reserve Board prior to the acquisition of 5% or more of HBI common stock. Any person, other than a bank holding company, is required to obtain prior approval of the Federal Reserve Board to acquire 10% or more of HBI common stock under the Change in Bank Control Act. Any holder of 25% or more of HBI common stock, or a holder of 5% or more if such holder otherwise exercises a “controlling influence” over HBI, is subject to regulation as a bank holding company under the Bank Holding Company Act.

Modification of Rights. Rights of the holders of HBI common stock may not be modified by less than a majority vote of the common stock outstanding. Additionally, under the Arkansas Business Corporation Act of 1987, a majority vote is required for the approval of a merger or consolidation with another corporation, and for the sale of all or substantially all of HBI’s assets and liquidation or dissolution of HBI.

Transfer Agent. The transfer agent and registrar for HBI common stock is Computershare Trust Company, N.A., P.O. Box 43078, Providence, Rhode Island 02940-3078.

For additional information concerning HBI’s common stock, see “Comparison of Rights of Holders of HBI and BFHI Common Stock” below.

Preferred Stock

The 5,500,000 authorized shares of HBI preferred stock, par value $0.01 per share, are typically referred to as “blank check” preferred stock. This term means that these shares of preferred stock may be issued with such preferences, limitations, relative rights, and terms as determined by HBI’s board of directors. As such, the board of directors can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

COMPARISON OF RIGHTS OF HOLDERS OF HBI AND BFHI COMMON STOCK

General

BFHI is incorporated under the laws of the State of Florida and the rights of BFHI shareholders are governed by the laws of the State of Florida, BFHI’s Articles of Incorporation and BFHI’s Bylaws, as amended. As a result of the merger, BFHI shareholders who receive shares of HBI common stock will become HBI shareholders. HBI is incorporated under the laws of the State of Arkansas and the rights of HBI shareholders are governed by the laws of the State of Arkansas, HBI’s Restated Articles of Incorporation, as amended, and HBI’s Bylaws. Thus, following the merger, the rights of BFHI shareholders who become HBI shareholders in the merger will no longer be governed by BFHI’s Articles of Incorporation and BFHI’s Bylaws, and instead will be governed by HBI’s Restated Articles of Incorporation, as amended, and Bylaws.

Comparison of Shareholders’ Rights

Set forth below is a summary comparison of material differences between the rights of HBI shareholders under the HBI Restated Articles of Incorporation, as amended, and Bylaws (right column), and the rights of BFHI shareholders under BFHI’s Articles of Incorporation and Bylaws, as amended (left column). The summary set forth below is not intended to provide a comprehensive discussion of each company’s governing documents. This summary is qualified in its entirety by reference to the full text of HBI’s Restated Articles of Incorporation and amendments thereto, HBI’s Bylaws, BFHI’s Articles of Incorporation and BFHI’s Bylaws.

BFHI	HBI
Removal of Directors

BFHI’s Bylaws provide that (i) a director may be removed from office, with cause, upon the affirmative vote of the holders of a majority of the issued and outstanding shares of the corporation, and (ii) a director may be removed from office, without cause, upon the affirmative vote of the holders of at least two-thirds of the issued and outstanding shares of the corporation.	HBI’s Restated Bylaws provide that a director may be removed at any time, with or without cause, by the shareholders at a special meeting called expressly for that purpose.

Vacancies on the Board of Directors

BFHI’s Bylaws provide that the BFHI directors, even though less than a quorum, may fill any vacancy that occurs on the board of directors, including a vacancy created by an increase in the number of directors.	HBI’s Restated Bylaws provide that if a vacancy occurs on the board of directors by reason of death or resignation, or if the shareholders fail to fill all the vacancies on the board of directors at the annual meeting of shareholders or any meeting for the purpose of electing directors, or if by an affirmative vote of a majority of the board of directors a vacancy is declared to exist, the vacancies shall be filled by the affirmative vote of a majority of the remaining members of the board of directors. Any vacancy caused by removal of a director shall be filled by the shareholders at a shareholders meeting at which the vacancy is created or at a subsequent meeting.

BFHI	HBI
Shareholder Proposals and Nominations

BFHI Bylaws provide that nominations of directors may be made at any meeting of shareholders at which directors are to be elected by any shareholder entitled to vote at the meeting if the shareholder provides written notice to the Secretary of the corporation not less than 30 days prior to the date of the meeting.	HBI has adopted a policy stating that its Nominating and Corporate Governance Committee will consider a candidate properly and timely recommended for directorship by a stockholder or group of stockholders of HBI if:

BFHI has not adopted a policy or procedure to allow shareholders to bring other business before a meeting of shareholders.

The recommendation is submitted by one or more stockholders that have individually or as a group owned beneficially at least two percent of HBI’s issued and outstanding common stock for at least one year, determined as of the date the recommendation is submitted; and

The recommendation is submitted to the Secretary of HBI, in writing via certified U.S. mail, not less than 120 days prior to the first anniversary of the date of the proxy statement relating to HBI’s previous annual meeting.

The recommendation includes specified information about the recommending shareholder(s) and the candidate, such required information is provided in more detail in HBI’s “Policy Regarding Director Recommendations by Stockholders” and “Nominating and Corporate Governance Committee Directorship Guidelines and Selection Policy” published on HBI’s website at www.homebancshares.com under the caption “Investor Relations”/“Corporate Profile”/“Governance Documents.”

The recommending shareholder(s) and the candidate submit, with the recommendation, a signed statement agreeing and acknowledging that, among other things, the recommending shareholder will maintain an ownership of at least two percent of HBI’s stock throughout the candidate’s term as director.

Upon receipt of the recommendation, the committee will consider the qualifications of the candidate. The committee does not intend to review and/or consider candidates in a manner different than other recommendations, although the committee may prefer director candidates who are personally known to the existing directors, have the requisite experience and whose reputations are highly regarded.

In order for a proposal by a shareholder to be presented at an annual meeting of HBI’s shareholders, the proposal must be included in the related proxy statement and proxy form. For a shareholder proposal

BFHI	HBI

to be included in the proxy statement and proxy form for an annual meeting of HBI’s shareholders, the proposal must: (1) concern a matter that may be properly considered and acted upon at the annual meeting in accordance with applicable laws, including HBI’s Bylaws and Rule 14a-8 of the Exchange Act; and (2) be received by HBI at its home office, 719 Harkrider Street, Suite 100, Conway, Arkansas 72032, Attention: Holly A. McKenna, Secretary, not less than 120 calendar days before the anniversary of the date of the previous year’s proxy statement, or November 7, 2014, in the case of the Annual Meeting of Shareholders in 2015. If no annual meeting was held the previous year and in any year in which the date of the annual meeting is moved by more than 30 days from the date of the previous year’s annual meeting, the proposal will be considered timely if received within a reasonable time before HBI begins to print and mail its proxy materials.

Voting Rights in an Extraordinary Transaction

BFHI’s Articles of Incorporation provide that in any case in which applicable law requires shareholder approval of any merger or share exchange of BFHI or any sale or other disposition of all or substantially all of the assets of BFHI, approval of such actions shall require (i) the affirmative vote of two-thirds (2/3) of the directors of BFHI then in office and the affirmative vote of a majority of the issued and outstanding shares of BFHI entitled to vote; or (ii) the affirmative vote of a majority of the directors of BFHI then in office and the affirmative vote of the holders of at least two-thirds (2/3) of the issued and outstanding shares of BFHI entitled to vote. Florida law governs the number of votes required to take any other action.	Neither HBI’s Restated Articles of Incorporation, as amended, nor HBI’s Restated Bylaws impose heightened shareholder approval requirements for any action. Arkansas law therefore governs the number of votes required to take any action.

Anti-Takeover Provisions and Other Shareholder Protections

Neither BFHI’s Articles of Incorporation nor BFHI’s Bylaws, as amended include anti-takeover provisions or other shareholder protections in the context of a takeover or merger. BFHI has entered into contracts with certain officers and employees entitling such persons to payments upon a merger or other takeover event, if such person’s employment is terminated as described in more detail in such contracts.	Neither HBI’s Restated Articles of Incorporation, as amended, nor HBI’s Restated Bylaws include anti-takeover provisions or other shareholder protections in the context of a takeover or merger.

BFHI	HBI
Indemnification of Directors and Officers

BFHI’s Bylaws provide that BFHI shall indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, BFHI), by reason of the fact that he is or was a director or officer of BFHI or is or was serving at the request of BFHI as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he acted in a manner he believed to be in, or not opposed to, the best interests of BFHI and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. To the extent such person is successful on the merits, BFHI will indemnify such person against expenses and amounts paid in settlement not exceeding, in the judgment of the Board of Directors, the estimated expense of litigating the proceeding to conclusion.

The rights of indemnification provided in the Bylaws are not exclusive of any other rights which may be available under any insurance or other agreement, by vote of shareholders or directors or otherwise. In addition, the Bylaws authorize BFHI to maintain insurance on behalf of any person who is or was a director, officer, employee or agent of BFHI, whether or not BFHI would have the power to provide indemnification to such person.

In HBI’s Restated Articles of Incorporation, as amended, and Restated Bylaws, every person who was or is a party to, or is involved in, any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of HBI (or is or was serving at the request of HBI as a director or officer of another entity) shall be indemnified and held harmless to the fullest extent legally permissible under and pursuant to any procedure specified in the Arkansas Business Corporation Act of 1987 (“ABCA”), against all expenses, liabilities and losses reasonably incurred or suffered by him in connection therewith.

The rights of indemnification provided in the Restated Articles of Incorporation are not exclusive of any rights which may be available under any agreement, vote of stockholders, provision of law or otherwise. In addition, the Articles of Incorporation authorize HBI to maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of HBI, whether or not HBI would have the power to provide indemnification to such person.

Shareholder Action by Written Consent

Shareholder action required or permitted to be taken at a meeting of shareholders may be taken without a meeting if one or more written consents, setting for the action so taken, shall be signed by the holders of all shares entitled to vote thereon.	Shareholder action required or permitted to be taken at a meeting of shareholders may be taken without a meeting if one or more written consents, setting forth the action so taken, shall be signed by the holders of all shares entitled to vote thereon.

Special Meetings

Special meetings of the shareholders may be called at any time by the president, the board of directors or by the corporation upon the written request of any one or more shareholders owning an aggregate of not less than twenty-five percent (25%) of the outstanding capital stock of the corporation.	Special meetings of the shareholders may be called at any time by the president, resolution of the board of directors, or by the holders of not less than ten percent (10%) of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting.

BFHI	HBI
Shareholders’ Rights to Examine Books and Records

Florida law provides a shareholder the right to inspect during regular business hours (1) the articles of incorporation and bylaws and all amendments thereto that are in effect, (2) board resolutions creating any classes or series of shares and fixing their relative rights, (3) shareholder meeting minutes and records for the past three years, (4) written communications to all shareholders, including financial statements furnished, for the past three years, (5) the names and business street addresses of the current directors and officers, and (6) its most recent annual report delivered to the Florida Department of State. The shareholder is entitled to these records if it gives the corporation written notice of his or her demand at least five business days before the date on which he or she wishes to inspect and copy the records. A shareholder also is entitled to inspect upon five business days prior notice any of the following records if the shareholder’s demand is made in good faith and for a proper purpose, the shareholder describes with reasonable particularity the purpose and records desired to inspect, the records are directly connected with the shareholder’s purpose, and the records are to be used only for the state purpose: (1) excerpts of minutes of any meeting of the board of directors, records of any action of a committee of the board of directors, minutes of any meeting of the shareholders, and records of action taken by the shareholders or directors without a meeting, (2) accounting records, (3) the record of shareholders, and (4) any other books and records.

Arkansas law provides a shareholder and his, her, or its agent or attorney with a right to inspect (beginning two (2) business days after notice of a meeting is given) and copy the corporation’s shareholder list.

Arkansas law also permits any shareholder, on at least five (5) business days advance written demand to the corporation, to inspect (1) the articles of incorporation and bylaws of the corporation and all amendments thereto that are in effect, (2) board resolutions of the corporation relating to the creation of fixing the rights, preferences and limitations of any class of shares that are still outstanding, (3) minutes of shareholder meetings, records of actions taken by shareholders without a meeting and all written communications to shareholders, including financial statements furnished to shareholders, for the past three (3) years, (4) the name and business addresses of the current directors and officers, and (5) the most recent annual franchise tax report delivered to the Arkansas Secretary of State. In addition, a shareholder satisfying specified conditions is entitled to inspect (a) excerpts of minutes of any meeting of the board of directors and records of any actions of any committee of the board of directors and of actions taken by the board of directors without a meeting, (b) accounting records, (c) the record of shareholders, and (d) the shareholder list as described above, in each case if the demand is made in good faith and for a proper purpose, describes the purpose of the inspection and the desired records with reasonable particularity, and the desired records are directly connected to the purpose of such inspection.

Amendments to Articles of Incorporation and Bylaws

Under Florida law, an amendment to the articles of incorporation generally is approved if a majority of the votes representing the quorum approves it; provided, however, the Articles of Incorporation of BFHI state that to amend (1) the heightened shareholder approval required for mergers, share exchanges and dispositions of assets, (2) the division of the board of directors into three classes for election, and (3) the factors the board of directors may evaluate consider in any offer for a merger, share exchange or disposition of assets, at least two-thirds (2/3) of the directors or the holders of at least two-thirds (2/3) of the issued and outstanding shares must approve the amendment.

Under Arkansas law, an amendment to the articles of incorporation generally is approved if a majority of the votes representing the quorum approves it. Pursuant to HBI’s Restated Bylaws, a quorum at any meeting of the shareholders of HBI consists of a majority of the votes entitled to be cast on the matter, represented in person or by proxy at such meeting.

An amendment to the Restated Bylaws may be adopted, amended or repealed at any meeting of the board of directors.

Notwithstanding the foregoing, under Arkansas law, a majority of a class of stock must approve any amendment that adversely affects their particular class as further described in Ark. Code Ann. §4-27-1004.

BFHI	HBI

The bylaws of the corporation may be altered or amended and new bylaws may be adopted by the shareholders at any annual or special meeting of the shareholders or by the board of directors at any regular or special meeting of the board of directors; provided that if such action is to be taken at a meeting of the shareholders, notice of the general nature of the proposed change in the bylaws shall be given in the notice of the meeting. Action by the shareholders with respect to the Bylaws shall be taken by an affirmative vote of a majority of all shares entitled to elect directors, and action by the board of directors with respect to the Bylaws shall be taken by an affirmative vote of a majority of all directors then holding office.

The shareholders may provide by resolution that any bylaw provision repealed, amended, adopted, or altered by them may not be repealed, amended, adopted or altered by the board of directors.

Dividends

Under Florida law, a corporation may not make any distribution to its shareholders if, after giving effect to the distribution (1) the corporation would not be able to pay its debts as they have become due in the usual course of the business or (2) the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

Approval of the Florida Office of Financial Regulations is required before a Florida bank can declare and pay any dividend where its net income from the current year combined with the retained net income from the preceding two years is a loss or which would cause the capital accounts of the bank to fall below the minimum amount required by law, regulation, order or any written agreement with the Florida Office or a state or federal regulatory agency.

Under Arkansas law, a corporation may not make any distribution to its shareholders if, after giving effect to the distribution (1) the corporation would not be able to pay its debts as they become due in the usual course of business or (2) the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The ability of HBI to pay dividends to its shareholders is directly influenced by the ability of Centennial Bank to pay dividends to HBI, as its sole shareholder.

Approval of the Arkansas State Bank Commissioner is required before Centennial Bank can declare and pay any dividend of 75% or more of its net profits after all taxes for the current year plus 75% of the retained net profits for the immediately preceding year.

In addition, the Federal Reserve further limits the ability to pay dividends if the total of all dividends declared in any calendar year by the bank exceeds the bank’s net profits to date for that year combined with its retained net profits for the preceding two years.

BFHI	HBI
Appraisal Rights

Neither BFHI’s Articles of Incorporation nor BFHI’s Bylaws, as amended, address appraisal rights. Florida law therefore governs when a shareholder is entitled to dissent, the process for dissenting and the amount of the payment.

Pursuant to Florida Statutes Annotated § 607.1302, the BFHI shareholders have appraisal rights because BFHI shares are being acquired.

Neither HBI’s Restated Articles of Incorporation, as amended, nor HBI’s Bylaws address dissenters’ rights. Arkansas law therefore governs when a shareholder is entitled to dissent, the process for dissenting and the amount of the payment.

The HBI shareholders do not have dissenters’ rights for this transaction under Arkansas law.

CERTAIN INFORMATION CONCERNING HBI

General

HBI is a Conway, Arkansas headquartered bank holding company registered under the federal Bank Holding Company Act of 1956. HBI’s common stock is traded through The NASDAQ Global Select Market under the symbol “HOMB.” HBI is primarily engaged in providing a broad range of commercial and retail banking and related financial services to businesses, real estate developers and investors, individuals and municipalities through its wholly owned community bank subsidiary – Centennial Bank. Centennial Bank has locations in Arkansas, Florida and South Alabama.

Financial and other information relating to HBI is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2014 and June 30, 2014. Information regarding the names, ages, positions, and business backgrounds of the executive officers and directors of HBI, as well as additional information, including executive compensation, and certain relationships and related person transactions, is set forth in or incorporated by reference in HBI’s 10-K and in its proxy statement for its 2014 annual meeting of shareholders. See “Documents Incorporated by Reference.”

BFHI SPECIAL MEETING OF SHAREHOLDERS

General

BFHI’s board of directors is using this proxy statement/prospectus to solicit proxies from the holders of shares of BFHI common stock for use at the BFHI special meeting.

Together with this proxy statement/prospectus, BFHI is also sending you a notice of the special meeting and a form of proxy that is solicited by BFHI’s board of directors. The BFHI special meeting will be held at [—], Fort Lauderdale, Florida at [—] Eastern Time. On [—], 2014, BFHI commenced mailing this proxy statement/prospectus and the enclosed form of proxy to its shareholders entitled to vote at the BFHI special meeting.

Purpose of BFHI Special Meeting

At the BFHI special meeting, BFHI shareholders will be asked to:

•	approve the Merger Agreement, a copy of which is attached as Appendix A to this proxy statement/prospectus, which is referred to as the Merger Proposal; and

•

approve one or more adjournments of the BFHI special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the Merger Proposal, which is referred to as the Adjournment Proposal.

Recommendation of BFHI’s Board of Directors

BFHI’s board of directors recommends that you vote “FOR” the Merger Proposal and “FOR” the Adjournment Proposal. See “The Merger—Recommendation of BFHI’s board of Directors and Reasons for the Merger” on page 41.

BFHI Record Date and Quorum

BFHI’s board of directors has fixed the close of business on [—], 2014 as the record date for determining the holders of BFHI stock entitled to receive notice of and to vote at the BFHI special meeting.

As of the BFHI record date, there were [—] shares of BFHI common stock outstanding and entitled to vote at the BFHI special meeting held by [—] holders of record. Each share of BFHI common stock entitles the holder to one vote at the BFHI special meeting on each proposal to be considered at the BFHI special meeting.

The representation (in person or by proxy) of holders of at least a majority of the votes entitled to be cast on each of the matters to be voted on at the BFHI special meeting constitutes a quorum for action on that matter at the BFHI special meeting. All shares of BFHI common stock present in person or represented by proxy, including abstentions and broker non-votes, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the BFHI special meeting.

Required Vote; Effects of Abstention or Failure to Vote

Required Vote to Approve the Merger Proposal

Approval of the Merger Proposal requires the affirmative vote of at least a majority of the outstanding shares of BFHI, provided that a quorum is present at the BFHI special meeting. Therefore, assuming that a quorum is present, your failure to vote, an abstention or a broker non-vote will have the effect of a vote “AGAINST” the Merger Proposal.

BFHI’s directors and certain officers entered into voting agreements with HBI pursuant to which they agreed to vote approximately 648,550 total shares in favor of the merger. These shares represent approximately 39.32% of the BFHI common stock entitled to vote at the BFHI special meeting (excluding any shares issued upon exercise of BFHI warrants or options).

Required Vote to Approve the Adjournment Proposal

Approval of the Adjournment Proposal requires the affirmative vote of at least a majority of the shares of BFHI voting on the proposal. Therefore, your failure to vote, an abstention or a broker non-vote will have no effect on the approval of the Adjournment Proposal.

Voting on Proxies; Incomplete Proxies

Giving a proxy means that a BFHI shareholder authorizes the persons named in the enclosed proxy card to vote its shares at the BFHI special meeting in the manner it directs. A BFHI shareholder may vote by proxy or in person at the BFHI special meeting. If you hold your shares of the BFHI common stock in your name as a shareholder of record, to submit a proxy, you, as a BFHI shareholder, may vote by completing and signing the accompanying proxy and returning it to BFHI as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy is returned properly executed, the shares of BFHI stock represented by it will be voted at the BFHI special meeting in accordance with the instructions contained on the proxy card.

If any proxy is returned without indication as to how to vote, the shares of BFHI common stock represented by the proxy will be voted as recommended by BFHI’s board of directors. Unless a BFHI shareholder checks the box on its proxy card to withhold discretionary authority, the proxy holders may use their discretion to vote on other matters relating to the BFHI special meeting.

If your shares are held in a street name, you should follow the instructions you receive from your broker in order to direct your broker how to vote, and you should also follow the instructions of your broker regarding revocation of proxies.

Every BFHI shareholder’s vote is important. Accordingly, each BFHI shareholder should sign, date and return the enclosed proxy card, whether or not the BFHI shareholder plans to attend the BFHI special meeting in person.

Revocability of Proxies and Changes to a BFHI Shareholder’s Vote

A BFHI shareholder has the power to change its vote at any time before its shares of BFHI common stock are voted at the BFHI special meeting by:

•	sending a notice of revocation to BFHI’s corporate secretary at 101 Northeast 3rd Avenue, Fort Lauderdale, Florida 33301 stating that you would like to revoke your proxy;

•	sending a completed proxy card bearing a later date than your original proxy card; or

•

attending the BFHI special meeting and voting in person if your shares of BFHI common stock are registered in your name rather than in the name of a broker, bank or other nominee, and you so request, although attendance at the special meeting will not by itself revoke a previously granted proxy.

If you choose the first method, you must take the described action no later than the beginning of the BFHI special meeting. If you choose to send a completed proxy card bearing a later date than your original proxy card, the new proxy card must be received before the beginning of the BFHI special meeting. If you have instructed a bank, broker or other nominee to vote your shares of BFHI common stock, you must follow the directions you receive from your bank, broker or other nominee in order to change or revoke your vote.

Solicitation of Proxies

The cost of solicitation of proxies will be borne by BFHI. BFHI will reimburse brokerage firms and other custodians, nominees and fiduciaries of reasonable expenses incurred by them in sending proxy materials to the beneficial owners of common stock. In addition to solicitations by mail, directors, officers and regular employees of BFHI may solicit proxies personally by telephone without additional compensation.

Attending the BFHI Special Meeting

Subject to space availability, all BFHI shareholders as of the record date, or their duly appointed proxies, may attend the BFHI special meeting. Since seating is limited, admission to the BFHI special meeting will be on a first-come, first-served basis. Registration and seating will begin at [—], Eastern Time.

If you hold your shares of BFHI common stock in your name as a shareholder of record and you wish to attend the BFHI special meeting, please bring your proxy and valid picture identification to the BFHI special meeting.

If your shares of BFHI common stock are held in “street name” in a stock brokerage account or by a bank or nominee and you wish to attend the BFHI special meeting, you need to bring a copy of a bank or brokerage statement to the BFHI special meeting reflecting your stock ownership as of the record date, along with a legal proxy, executed in your favor, from the broker, bank or other nominee that is the holder of record of your shares. You should also bring valid picture identification.

BFHI PROPOSALS

Merger Proposal

As discussed throughout this proxy statement/prospectus, BFHI is asking its shareholders to approve the Merger Proposal. Holders of BFHI common stock should read carefully this proxy statement/prospectus in its entirety, including the appendices, for more detailed information concerning the Merger Agreement and the merger. In particular, holders of BFHI common stock are directed to the Merger Agreement, a copy of which is attached as Appendix A to this proxy statement/prospectus.

BFHI’s board of directors recommends a vote “FOR” the Merger Proposal.

Adjournment Proposal

The BFHI special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the BFHI special meeting to approve the Merger Proposal.

If, at the BFHI special meeting, the number of shares of BFHI common stock present or represented and voting in favor of the Merger Proposal is insufficient to approve the Merger Proposal, BFHI intends to move to adjourn the BFHI special meeting in order to enable BFHI’s board of directors to solicit additional proxies for approval of the Merger Agreement. In that event, BFHI will ask its shareholders to vote only upon the Adjournment Proposal, and not the Merger Proposal.

In this proposal, BFHI is asking its shareholders to authorize the holder of any proxy solicited by BFHI’s board of directors to vote in favor of granting discretionary authority to the proxy holders, and each of them individually, to adjourn the BFHI special meeting to another time and place for the purpose of soliciting additional proxies. If the BFHI shareholders approve the Adjournment Proposal, BFHI could adjourn the BFHI special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from BFHI shareholders who have previously voted.

BFHI’s board of directors recommends a vote “FOR” the Adjournment Proposal.

Other Matters To Come Before the BFHI Special Meeting

No other matters are intended to be brought before the BFHI special meeting by BFHI, and BFHI does not know of any matters to be brought before the BFHI special meeting by others. If, however, any other matters properly come before the BFHI special meeting, the persons named in the proxy will vote the shares represented thereby in accordance with the judgment of management on any such matter.

CERTAIN INFORMATION CONCERNING BFHI

General

Broward Bank is a wholly owned subsidiary of BFHI and is a Florida-charted non-member state bank which commenced operations in 2009. Broward Bank is a full service commercial bank, providing a wide range of business and consumer financial services, in its target marketplace, which is comprised primarily of Southeast Florida. Broward Bank and BFHI are headquartered in Fort Lauderdale, Florida.

Business

Historically, Broward Bank’s market areas have been served both by large banks headquartered out of state as well as a number of community banks offering a higher level of personal attention, recognition and service. The large banks have generally applied a transactional business approach, based upon volume considerations, to the market while community banks have traditionally offered a more service relationship approach. Recent mergers and acquisitions have created an opportunity for Broward Bank.

Broward Bank provides a range of consumer and commercial banking services to individuals, businesses and industries. The basic services offered by Broward Bank include: demand interest bearing and noninterest bearing accounts, money market deposit accounts, NOW accounts, time deposits, safe deposit services, debit cards, direct deposits, notary services, money orders, night depository, travelers’ checks, cashier’s checks, domestic collections, savings bonds, bank drafts, automated teller services, banking by mail and the full range of consumer loans, both collateralized and uncollateralized. In addition, Broward Bank makes secured and unsecured commercial and real estate loans and issues stand-by letters of credit. Broward Bank provides automated teller machine (ATM) cards and is a member of the Plus Pulse and Presto ATM networks thereby permitting customers to utilize the convenience of these member machines both nationwide and internationally.

Broward Bank’s target market is consumers, professionals, small businesses, developers and commercial real estate investors. The small business customer (typically a commercial entity with sales of $10 million or less) has the opportunity to generate significant revenue for Broward Bank yet is generally underserved by large bank competitors. These customers generally can afford Broward Bank more profitability opportunities than the average retail customer.

Broward Bank has actively pursued its targeted markets for deposits, particularly the small businesses and professionals. In today’s environment, the product of every system itself becomes a sales tool. Recognizing that fact, Broward Bank endeavors to offer leading edge technology to the marketplace. Such technology includes debit cards, internet, and mobile account information systems. The goal is to provide a “high tech—high touch” experience.

The revenues of Broward Bank are primarily derived from interest and fees received in connection with real estate and other loans, from interest and dividends from investment securities, service charge income generated from demand accounts, gains on sale of loans, and through other ancillary services. The principal sources of funds for Broward Bank’s lending activities are its deposits, loan repayments, and proceeds from investment securities. The principal expenses of Broward Bank are the interest paid on deposits and operating and general administrative expenses.

As is generally the case with banking institutions, Broward Bank’s operations are materially and significantly influenced by general economic conditions and by related monetary and fiscal policies of financial institution regulatory agencies, including the Federal Reserve and the FDIC. Deposit flows and costs of funds are influenced by interest rates on competing investments and general market rates of interest. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn is affected by the interest rates at which such financing may be offered and other factors affecting local demand and availability of funds. Broward Bank faces strong competition in the attraction of deposits (the primary source of lendable funds) and in the origination of loans. See “Competition.”

Business Strategy

Broward Bank’s business strategy is to operate as a diversified financial services company providing a variety of banking services, with an emphasis on commercial business loans to small and medium-sized businesses and consumer and residential mortgage lending. Broward Bank emphasizes comprehensive retail and business products and responsive, centralized decision-making which reflects Broward Bank’s knowledge of its local markets and customers. Broward Bank offers a wide range of commercial and retail banking and financial services.

To continue asset growth and profitability, Broward Bank’s marketing strategy is targeted to:

•	Capitalize on its personal relationship approach that it believes differentiates Broward Bank from its larger competitors;

•	Provide customers with access to its local executives who make key credit and other decisions;

•	Pursue commercial lending opportunities with small to mid-sized businesses that are underserved by its larger competitors; and

•	Cross-sell Broward Bank’s products and services to existing customers to leverage its relationships and enhance profitability.

Banking Services

Commercial Banking. Broward Bank focuses its commercial loan originations on small and mid-sized business (generally up to $10 million in annual sales) and such loans are usually accompanied by significant related deposits. Commercial underwriting is driven by cash flow analysis supported by collateral analysis and review. Commercial loan products include commercial real estate construction and term loans; working capital loans and lines of credit; demand, term and time loans; and equipment, inventory and accounts receivable financing. Broward Bank offers a range of cash management services and deposit products to commercial customers. On-line and mobile banking is currently available to commercial customers.

Retail Banking. Broward Bank’s retail banking activities emphasize consumer deposit and checking accounts. An extensive range of these services is offered by Broward Bank to meet the varied needs of its customers from young persons to senior citizens. In addition to traditional products and services, Broward Bank offers contemporary products and services, such as debit cards, mobile banking, internet banking and electronic bill payment services. Consumer loan products offered by Broward Bank include home equity lines of credit, second mortgages, new and used auto loans, new and used boat loans, and unsecured personal credit lines.

Liquidity

Liquidity management involves the ability to meet the cash flow requirements of customers who may be either depositors wanting to withdraw their funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs. In the ordinary course of business, Broward Bank’s cash flow is generated from interest and fee income, as well as from loan repayments and the sale or maturity of investments available-for-sale. In addition to cash and due from banks, Broward Bank considers all securities available-for-sale and as primary sources of asset liquidity. Many factors affect the ability to accomplish these liquidity objectives successfully, including the economic environment, the asset/liability mix within the balance sheet, as well as Broward Bank’s reputation in the community. Broward Bank’s principal sources of funds are net increases in deposits, principal and interest payments on loans and proceeds from sales and maturities of investments. Broward Bank uses its capital resources primarily to fund existing and continuing loan commitments and to purchase investment securities. At June 30, 2014, Broward Bank had commitments to originate loans totaling $21.8 million, and had issued standby letters of credit of $219,000. Scheduled maturities of certificates of deposit during the twelve months following June 30, 2014, total $23.6 million. Management believes that Broward Bank has adequate resources to fund all its commitments and that substantially all existing commitments will be funded in the subsequent twelve months and, if so desired, that it can adjust the rates on certificates of deposit and other deposit accounts to retain deposits in a changing interest rate environment.

Capital Resources

BFHI’s shareholders’ equity was $20.2 million at June 30, 2014 and $19.1 million at December 31, 2013, inclusive of $3.1 million preferred stock. The net increase in shareholders’ equity during the six months ended June 30, 2014 consisted of net earnings of $846,000 and $298,000 decrease in the net unrealized loss on securities available-for-sale (from an approximate net unrealized loss of $391,000 at December 31, 2013 to an approximate net unrealized loss of $93,000 at June 30, 2014). BFHI’s total shareholders’ equity was $19.1 million and $18.8 million as of December 31, 2013 and 2012, respectively, or an increase of $303,000. BFHI’s total shareholders’ equity was 12.0%, 12.0% and 13.2% of total assets as of June 30, 2014, December 31, 2013 and 2012, respectively.

The federal banking regulatory authorities have adopted certain “prompt corrective action” rules with respect to depository institutions. The rules establish five capital tiers: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized.” The various federal banking regulatory agencies have adopted regulations to implement the capital rules by, among other things, defining the relevant capital measures for the five capital categories. An institution is deemed to be “well capitalized” if it has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater, and a Tier 1 leverage ratio of 5% or greater and is not subject to a regulatory order, agreement, or directive to meet and maintain a specific capital level. At June 30, 2014, Broward Bank met the capital ratios of a “Well capitalized” financial institution with a total risk-based capital ratio of 16.70%, a Tier 1 risk-based capital ratio of 15.45%, and a Tier 1 leverage ratio of 11.24%. Depository institutions which fall below the “adequately capitalized” category generally are prohibited from making any capital distribution, are subject to growth limitations, and are required to submit a capital restoration plan. There are a number of requirements and restrictions that may be imposed on institutions treated as “significantly undercapitalized” and, if the institution is “critically undercapitalized,” the banking regulatory agencies have the right to appoint a receiver or conservator.

The following sets forth Broward Bank’s capital ratios as of the dates indicated:

	Capital Ratios	Regulatory Requirement Well-Capitalized
At June 30, 2014 (unaudited)
Total capital to risk-weighted assets	16.70%	10.0%
Tier I capital to risk-weighted assets	15.45%	6.0%
Tier I capital to total assets—leverage ratio	11.24%	5.0%

At December 31, 2013:
Total capital to risk-weighted assets	17.16%	10.0%
Tier I capital to risk-weighted assets	15.90%	6.0%
Tier I capital to total assets—leverage ratio	11.94%	5.0%

At December 31, 2012:
Total capital to risk-weighted assets	17.50%	10.0%
Tier I capital to risk-weighted assets	16.30%	6.0%
Tier I capital to total assets—leverage ratio	13.30%	5.0%

Lending Services

Loan Portfolio Composition. At June 30, 2014, Broward Bank’s loan portfolio totaled $111.1 million, representing approximately 65.8% of its total assets of $168.7 million.

The composition of Broward Bank’s loan portfolio at June 30, 2014, and December 31, 2013 and 2012 is indicated below.

	At June 30, 2014	At December 31,
		2013	2012
(dollars in thousands)	(unaudited)
Residential real estate	$24,945	$20,822	$19,621
Commercial real estate	53,972	48,238	47,173
Commercial	20,050	28,777	26,750
Construction	9,676	5,147	1,825
Consumer and other	2,427	2,279	2,959

Total loans	111,070	105,263	98,328
Net deferred fees	(436)	(398)	(372)
Unearned discount	214	155	94
Allowance for loan losses	(1,815)	(1,878)	(1,451)

Loans, net	$109,033	$103,142	$96,599

There were no non-performing loans at June 30, 2014 or at December 31, 2013 and 2012.

Commercial Real Estate. At June 30, 2014, Broward Bank’s commercial real estate loan portfolio totaled $54.0 million. Such loans are primarily secured by retail buildings, and general purpose business space. Although terms may vary, Broward Bank’s commercial mortgages generally are long term in nature, owner-occupied, and variable-rate loans. Broward Bank seeks to reduce the risks associated with commercial mortgage lending by generally lending in its market area and obtaining periodic financial statements and tax returns from borrowers. It is also Broward Bank’s general policy to obtain personal guarantees from the principals of the borrowers and assignments of all leases related to the collateral.

Construction. At June 30, 2014, Broward Bank’s construction loan portfolio totaled $9.7 million. Broward Bank provides interim real estate acquisition, development and construction loans to builders, developers, and persons who will ultimately occupy the building. Real estate development and construction loans to provide interim financing on the property are based on acceptable percentages of the appraised value of the property securing the loan in each case. Real estate development and construction loan funds are disbursed periodically at pre-specified stages of completion. Interest rates on these loans are generally adjustable. Broward Bank carefully monitors these loans with on-site inspections and control of disbursements.

Construction loans are secured by the properties under development or construction and personal guarantees are typically obtained. Further, to assure that reliance is not placed solely in the value of the underlying property, Broward Bank considers the financial condition and reputation of the borrower and any guarantors, the amount of the borrowers equity in the project, independent appraisals, costs estimates and pre-construction sale information

Residential Real Estate. At June 30, 2014, Broward Bank’s residential real estate loan portfolio totaled $24.9 million. Such loans are mainly secured by first mortgages on primary residences and investment properties. Broward Bank offers a variety of loan products that vary in terms. Broward Bank also sells long term conforming residential real estate loans to various correspondent lenders.

Loans to individuals for the construction of their primary or secondary residences are secured by the property under construction. The loan to value ratio of construction loans is based on the lesser of the cost to construct or the appraised value of the completed home. These construction loans to individuals may be converted to permanent loans upon completion of construction.

Commercial. At June 30, 2014, Broward Bank’s commercial loan portfolio totaled $20.1 million. Broward Bank originates secured and unsecured loans for business purposes. Loans are made for acquisition, expansion, and working capital purposes and may be secured by real estate, accounts receivable, inventory, equipment or other assets. The financial condition and cash flow of commercial borrowers are closely monitored by the submission of corporate financial statements, personal financial statements and income tax returns. The frequency of submissions of required financial information depends on the size and complexity of the credit and the collateral that secures the loan. It is Broward Bank’s general policy to obtain personal guarantees from the principals of the commercial loan borrowers.

Consumer and Other. At June 30, 2014, Broward Bank’s consumer loan portfolio totaled $2.4 million. Broward Bank offers a variety of consumer loans. These loans are typically secured by residential real estate or personal property, including automobiles and boats. Home equity loans (lines of credit) are typically made up to 80% of the appraised value of the property securing the loan, in each case, less the amount of any existing liens on the property. Lines of credit have an original maturity of 10 years. The interest rate on home equity lines of credit are variable.

Credit Administration

Broward Bank’s lending activities are subject to written policies approved by the board of directors to ensure proper management of credit risk. Loans are subject to a defined credit process that includes credit evaluation of borrowers, risk-rating of credits, establishment of lending limits and application of lending procedures, including the holding of adequate collateral and the maintenance of compensating balances, as well as procedures for on-going identification and management of credit deterioration. Regular portfolio reviews are performed to identify potential underperforming credits, estimate loss exposure, and to ascertain compliance with Broward Bank’s policies. Management review consists of evaluation of the financial strengths of the borrower and the guarantor, in addition to the related collateral and the effects of economic conditions.

Broward Bank generally does not make commercial or consumer loans outside their market area unless the borrower has an established relationship with Broward Bank and conducts its principal business operations within its market area. Consequently, Broward Bank and its borrowers are affected by the economic conditions prevailing in its market area.

Lending Activities

A significant source of Broward Bank’s income is the interest earned on its loan portfolio. At June 30, 2014, Broward Bank’s total assets were $168.7 million and Broward Bank’s net loans receivable were $109.0 million or 64.6% of total assets. At December 31, 2013, Broward Bank’s total assets were $159.2 million and Broward Bank’s net loans receivable were $103.1 million or 64.8% of total assets. At December 31, 2012, Broward Bank’s total assets were $142.8 million and Broward Bank’s net loans receivable were $96.6 million or 67.6% of total assets. The increase in net loans receivable from December 31, 2013 to June 30, 2014, and from December 31, 2012 to December 31, 2013 was $5.9 million or 5.7%, and $6.5 million or 6.8% respectively.

Lending activities are conducted pursuant to a written policy which has been adopted by Broward Bank. Each loan officer has defined lending authority beyond which loans, depending upon their type and size, must be reviewed and approved by a loan committee consisting of certain of Broward Bank’s officers and directors.

Loan Quality

Management seeks to maintain a high quality of loans through sound underwriting and lending practices. As of June 30, 2014, December 31, 2013, and 2012, approximately 79.8%, 70.5% and 69.8%, respectively, of the total loan portfolio were collateralized by commercial and residential real estate mortgages. The level of nonperforming loans and foreclosed assets also is relevant to the credit quality of a loan portfolio. As of June 30, 2014, December 31, 2013 and 2012, there were no nonperforming loans (those loans where the interest is no longer accruing or over 90 days or more past due). As of the same dates, there was no other real estate owned.

The commercial real estate mortgage loans in Broward Bank’s portfolio consist of fixed and adjustable-interest rate loans which were originated at prevailing market interest rates. Broward Bank’s policy has been to originate commercial real estate mortgage loans predominantly in their primary market areas. Commercial real estate mortgage loans are generally made in amounts up to 85% of the appraised value of the property securing the loan and entail significant additional risks compared to residential mortgage loans. In making commercial real estate loans, Broward Bank primarily considers the net operating income generated by the real estate to support the debt service, the financial resources and income level and managerial expertise of the borrower, the marketability of the collateral and Broward Bank’s lending experience with the borrower.

Unlike residential mortgage loans, which generally are made on the basis of the borrower’s ability to make repayment from his employment and other income and which are collateralized by real property whose values tend to be more readily ascertainable, commercial loans typically are underwritten on the basis of the borrower’s ability to make repayment from the cash flow of the business and generally are collateralized by business assets, such as accounts receivable, equipment and inventory. As a result, the availability of funds for the repayment of commercial loans may be substantially dependent on the success of the business itself, which is subject to adverse conditions in the economy. Commercial loans also entail certain additional risks since they usually involve large loan balances to single borrowers or a related group of borrowers, resulting in a more concentrated loan portfolio. Further, the collateral underlying the loans may depreciate over time, cannot be appraised with as much precision as residential real estate, and may fluctuate in value based on the success of the business.

Broward Bank makes consumer and personal loans on collateralized and other personal assets. These loans are often collateralized by automobiles and recreational vehicles. Broward Bank’s policy is not to advance more than 90% of collateral value and that the borrowers have established more than one year of residence and demonstrated an ability to repay a similar debt according to credit bureau reports. Consumer and personal loans also are generated by Broward Bank. Such loans generally have a term of 60 months or less, but may extend longer for high valued personal assets.

From time to time, Broward Bank will originate loans on an unsecured basis. At June 30, 2014, December 31, 2013, and December 31, 2012, unsecured loans totaled $617,000, $3.8 million and $4.6 million respectively.

Loan concentrations are defined as amounts loaned to a number of borrowers engaged in similar activities which would cause them to be similarly impacted by economic or other conditions. On a routine basis, Broward Bank monitors these concentrations in order to consider adjustments in its lending practices to reflect economic conditions, loan to deposit ratios, and industry trends. As of June 30, 2014, and December 31, 2013, and 2012, no concentration of loans within any portfolio category to any group of borrowers engaged in similar activities or in a similar business exceeded 10% to 11% of total loans.

The loan committee of the board of directors concentrates its efforts and resources, and that of senior management and lending officers, on loan review and underwriting procedures. Internal controls include ongoing reviews of loans made to monitor documentation and the existence and valuations of collateral. In addition, Broward Bank’s management has established a review process with the objective of identifying, evaluating, and initiating necessary corrective action for marginal loans. The goal of the loan review process is to address classified and nonperforming loans as early as possible.

Classification of Assets

Generally, interest on loans accrues and is credited to income based upon the principal balance outstanding. It is management’s policy to discontinue the accrual of interest income and classify a loan as non-accrual when principal or interest is past due 90 days or more unless, in the determination of management, the principal and interest on the loan are well collateralized and in the process of collection, or when in the opinion of management, principal or interest is not likely to be paid in accordance with the terms of the obligation.

Consumer installment loans are generally charged-off after 120 days of delinquency unless adequately collateralized and in the process of collection. Loans are not returned to accrual status until principal and interest payments are brought current and future payments appear reasonably certain. Interest accrued and unpaid at the time a loan is placed on nonaccrual status is charged against interest income.

Real estate acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at the fair value less cost to sell at the date of foreclosure establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowances are included in the foreclosed real estate expenses. As of June 30, 2014 and December 31, 2013 and 2012, there was no other real estate owned.

As of June 30, 2014, and December 31, 2013 and 2012, Broward Bank had impaired loans of $1.8 million, $1.7 million and $0, respectively. At such dates, loans on non-accrual status and foreclosed real estate and certain other related information was as follows:

	As of June 30 2014	As of December 31
		2013	2012
(dollars in thousands)	(unaudited)
Total non-accrual loans	$0	$0	$0
Foreclosed assets	0	0	0
Past due loans, 90 days or more	0	0	0

Total non-performing assets	0	0	0

Troubled debt restructuring	1,095	1,138	0

Past due loans, 30 to 89 days	$0	$0	$0

Allowance for credit losses as a percentage of:
Total loans, excluding loans held-for-sale	1.64%	1.79%	1.48%
Non-performing loans	0%	0%	0%

As of June 30, 2014, there were no loans 30 to 89 days delinquent.

Management continually evaluates the adequacy of the allowance for loan losses to absorb the identified and unidentified losses inherent in the loan portfolio. As a result of these evaluations, loans considered uncollectible are charged-off and adjustments to the reserve considered necessary are provided through a provision charged against earnings. These evaluations consider the current economic environment, the real estate market and its impact on underlying collateral values, trends in the level of nonperforming and past-due loans, and changes in the size and composition of the loan portfolio.

The provision for loan losses totaled approximately $(63,000) for the six months ended June 30, 2014 and $426,000 and $282,000 for the years ended December 31, 2013 and 2012, respectively. For such periods, net loans charged-off totaled $0, $0 and $0, respectively. At June 30, 2014 and December 31, 2013 and 2012, Broward Bank had no nonperforming loans. Considering the nature of Broward Bank’s loan portfolio, management believes that the allowance for credit losses at June 30, 2014, was adequate.

During the six months ended June 30, 2014, and the years ended December 31, 2013 and 2012, the activity in the allowance for loan losses was as follows:

	Six months ended June 30,	Year Ended December 31,
	2014	2013	2012
	(unaudited)
	(dollars in thousands)
Allowance at beginning of period	$1,878	$1,451	$1,169
Loans charged-off:
Real estate	0	0	0
Commercial	0	0	0
Consumer and other	0	0	0

Total loans charged-off	0	0	0
Recoveries:
Real estate	0	0	0
Commercial	0	0	0
Consumer and other	0	0	0

Total recoveries	0	0	0
Net loans charged-off	0	0	0
Provision for credit losses charged to expense	(63)	427	282

Allowance at end of period	$1,815	$1,878	$1,451

Net charge-offs as a percentage of average loans outstanding (annualized for the interim period)	0.00%	0.00%	0.00%
Allowance for loan losses as a percentage of period-end total loans receivable, excluding loans held-for-sale	1.64%	1.79%	1.48%
Allowance for loan losses as a percentage of non-performing loans	N/A	N/A	N/A
Average loans outstanding during the period	$111,380	$102,886	$90,154
Period-end total loans receivable	$110,848	$105,020	$98,050
Nonperforming loans, end of period	$0	$0	$0

Investment Securities

The following table sets forth the carrying amount of Broward Bank’s investment portfolio as of June 30, 2014 and December 31, 2013 and 2012:

	At June 30,	At December 31,
	2014	2013	2012
	(unaudited)
	(in thousands)
Securities available for sale:
Agency securities	$5,000	$3,444	$1,677
Mortgage-backed securities	23,505	26,458	7,233
Collateralized Mortgage Obligations	20,360	11,277	16,672
US Gov’t /Short Duration Mutual Funds	0	0	6,015

Total securities available for sale	$48,865	$41,179	$31,597
Other Equity: FHLB Stock	300	419	261

Total Investment Securities	$49,165	$41,598	$31,858

Securities may be classified as either trading, held to maturity or available for sale. Trading securities are held principally for resale and recorded at their fair values. Unrealized gains and losses on trading securities are included immediately in earnings. Held-to-maturity securities are those which Broward Bank has the positive intent and ability to hold to maturity and are reported at amortized cost. Available-for-sale securities consist of securities not classified as trading securities nor as held-to maturity securities. Unrealized holding gains and losses, on available-for-sale securities are excluded from operations and reported in accumulated other comprehensive income. Gains and losses on the sale of available-for-sale securities are recorded on the trade date determined using the specific-identification method. Premiums and discount on securities available for sale are recognized in interest income using the interest method over the period to maturity.

As a result of security purchases, sales and changes in market values, available-for-sale securities increased $7,685,000 and stockholders’ equity increased $1,139,000 during the six months ended June 30, 2014 and the year ended December 31, 2013, respectively. The fluctuations in stockholders’ equity represent the after-tax impact of changes in market values for these investments.

Deposit Activities

Deposits are the major source of Broward Bank’s funds for lending and other investment purposes. Deposits are attracted principally from within Broward Bank’s primary market area through the offering of a broad variety of deposit instruments including checking accounts, money market accounts, regular savings accounts, term certificate accounts (including “jumbo” certificates in denominations of $100,000 or more) and retirement savings plans. As of June 30, 2014 and December 31, 2013 and 2012, the distribution by type of Broward Bank’s deposit accounts was as follows:

	As of June 30,	As of December 31
	2014	2013	2012
(dollars in thousands)	(unaudited)
Non-interest bearing deposits	$28,620	$25,168	$25,647
Interest bearing demand deposits	4,141	4,316	1,690
Savings and money market	64,196	60,006	62,743

Certificates of deposit:
$100,00 and over	43,839	43,117	27,456
less than $100,000	2,886	3,156	4,388

Total certificates of deposit	46,725	46,273	31,844

Total Deposits	$143,682	$135,763	$121,924

Broward Bank’s deposits increased during the first six months of 2014, from $135.8 million at December 31, 2013 to $143.7 million at June 30, 2014, an increase of $7.9 million or 5.8%. Broward Bank’s deposits increased to $135.8 million as of December 31, 2013, from $121.9 million as of December 31, 2012, or an increase of $13.8 million or 11.4%. The increase was primarily attributable to the general growth of Broward Bank.

Maturity terms, service fees and withdrawal penalties are established by Broward Bank on a periodic basis. The determination of rates and terms is predicated on funds acquisition and liquidity requirements, rates paid by competitors, growth goals and federal regulations.

Time deposits of $100,000 and over, public fund deposits and other large deposit accounts tend to be short-term in nature and more sensitive to changes in interest rates than other types of deposits and, therefore, may be a less stable source of funds. In the event that existing short-term deposits are not renewed, the resulting loss of the deposited funds could adversely affect Broward Bank’s liquidity. In a rising interest rate market, such short-term deposits may prove to be a costly source of funds because their short-term nature facilitates renewal at increasingly higher interest rates, which may adversely affect Broward Bank’s earnings. However, the converse is true in a falling interest-rate market where such short-term deposits are more favorable to Broward Bank.

Employees

As of June 30, 2014, Broward Bank employed 28 full-time employees and no part-time employees. The employees are not represented by a collective bargaining unit. Broward Bank considers relations with employees to be good.

Properties

The main office of Broward Bank is located at 101 NE 3rd Avenue, Suite 2100, Fort Lauderdale, Florida. Broward Bank also operates a branch banking office on Oakland Park and is opening a branch on Las Olas Boulevard, located in downtown Fort Lauderdale.

Legal Proceedings

Broward Bank is periodically a party to or otherwise involved in legal proceedings arising in the normal course of business, such as claims to enforce liens, claims involving the making and servicing of real property loans, and other issues incident to its business. Management does not believe that there is any pending or threatened proceeding against Broward Bank which, if determined adversely, would have a material adverse effect on Broward Bank’s financial position, liquidity, or results of operations.

Competition

Broward Bank encounters strong competition both in making loans and in attracting deposits. The deregulation of banking industry and the widespread enactment of state laws which permit multi-bank holding companies as well as an increasing level of interstate banking have created a highly competitive environment for commercial banking. In one or more aspects of its business, Broward Bank competes with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking companies, and other financial intermediaries. Most of these competitors, some of which are affiliated with bank holding companies, have substantially greater resources and lending limits, and may offer certain services that Broward Bank does not currently provide. In addition, many of Broward Bank’s non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks. Recent federal and state legislation has heightened the competitive environment in which financial institutions must conduct their business, and the potential for competition among financial institutions of all types has increased significantly. There is no assurance that increased competition from other financial institutions will not have an adverse effect on Broward Bank’s operations.

Management

Directors. The board of directors of BFHI is comprised of 12 individuals. Directors are divided into three classes. Each class serves for a three-year term, or until their successors are duly elected and qualified. The following sets forth certain information regarding the directors of BFHI.

Name	Principal Occupation
John H. Baker	Restaurateur
Ronnie Brown	Professional Football Player
Keith P. Costello	Banker
Stephen M. Greep	Insurance Agent
Bryan J. Haagenson	Attorney
Karen Marsal	Sr. Director/Business Restructuring, Turnaround, Crisis Management, Consulting
Paul M. Sallarulo	Medical Product Developer, Manufacturer, Distributor
Gregory C. Sandefur, Esq.	Beverage Supplier/Distributor
John P. Seiler	Attorney
E. Clay Shaw, III	Real Estate Investor
Alfred Thomas	Retired
Dr. D. Arnold Tillman	Physician

Each of the directors set out above except for Ronnie Brown and Dr. D. Arnold Tillman are also directors of Broward Bank.

Senior Officers. The following sets forth information regarding the senior officers of Broward Bank. The officers of Broward Bank serve at the pleasure of the board of directors.

Name	Position with Broward Bank
Keith P. Costello	Chief Executive Officer/President
Debbie L. Kohl	Chief Financial & Operating Officer/EVP
Howard Zusman	Chief Lending Officer/EVP

Principal Holders of BFHI Common Stock

As of August 19, BFHI had 1,649,512 shareholders of record of its common stock. The following table lists the beneficial ownership of BFHI directors, its executive officers, all directors and executive officers as a group, and those persons who, to BFHI’s knowledge, beneficially owned 5% or more of BFHI common stock outstanding as of August 19, 2014. According to SEC rules, a “beneficial owner” of securities has or shares the power to vote securities or to direct their investment. Thus, under the rules, more than one person may be deemed to be a beneficial owner of the same shares.

All shares are owned directly or indirectly, and the named person possesses voting and investment power with respect to his or her shares. The address for each of BFHI’s directors and executive officers is c/o Broward Financial Holdings, Inc., 101 Northeast 3rd Avenue, Fort Lauderdale, Florida 33301.

Name of Directors and Executive Officers	Number of Shares of BFHI owned pre-merger(1)	Percent of common stock owned pre-merger(2)
Directors:
John H. Baker	30,000	1.819%
Ronnie Brown	25,000	1.516%
Keith P. Costello	13,000	0.788%
Stephen P. Greep	25,000	1.516%
Bryan J. Haagenson	164,900	9.997%
Karen Marsal	25,000	1.516%
Paul M. Sallarulo	92,000	5.577%
Gregory C. Sandefur, Esq.	55,000	3.334%
John P. Seiler	25,000	1.516%
E. Clay Shaw, III	30,000	1.819%
Alfred Thomas	164,000	9.942%
Dr. D. Arnold Tillman		0%
All directors and executive officers as a group (14 persons)	653,150	39.597%
Other 5% Shareholders:
None

(1)	These share amounts do not include any options or warrants owned by such director or executive officer which may be exercised prior to the merger. The amounts payable to such persons upon termination of their options are described in pages 49-50.
(2)	The percentage of BFHI common stock owned was calculated based on 1,649,512 shares of BFHI common stock outstanding and excludes any options and warrants owned by such director or executive officer which may be exercised prior to the merger. The amounts payable to such persons upon termination of their options are described on pages 49-50.

CERTAIN LEGAL MATTERS

The validity of the HBI common stock to be issued in the merger will be passed upon for HBI by its counsel, Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C., Little Rock, Arkansas. Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C., will also pass upon certain federal income tax matters for HBI. Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C., will pass upon certain federal income tax matters for BFHI.

EXPERTS

The consolidated financial statements incorporated in this proxy statement/prospectus by reference from HBI’s Annual Report on Form 10-K for the year ended December 31, 2013, and the effectiveness of HBI’s internal control over financial reporting have been audited by BKD, LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance on the reports of BKD given as experts in accounting and auditing.

SUBMISSION OF HBI ANNUAL MEETING SHAREHOLDER PROPOSALS

In order for a proposal by an HBI shareholder to be presented at an annual meeting of HBI’s shareholders, the proposal must be included in the related proxy statement and proxy form. Proposals by shareholders intended to be presented at the Annual Meeting of Shareholders in 2015 must be received by the HBI no later than November 7, 2014, for possible inclusion in the proxy statement relating to that meeting.

For a shareholder proposal to be included in the proxy statement and proxy form for an annual meeting of HBI’s shareholders, the proposal must: (1) concern a matter that may be properly considered and acted upon at the annual meeting in accordance with applicable laws, including HBI’s Bylaws and Rule 14a-8 of the Securities Exchange Act of 1934; and (2) be received by HBI at its home office, 719 Harkrider Street, Suite 100, Conway, Arkansas 72032, Attention: Holly A. McKenna, Secretary, not less than 120 calendar days before the anniversary of the date of the previous year’s proxy statement, or November 7, 2014, in the case of the Annual Meeting of Shareholders in 2015. If no annual meeting was held the previous year and in any year in which the date of the annual meeting is moved by more than 30 days from the date of the previous year’s annual meeting, the proposal will be considered timely if received within a reasonable time before the HBI begins to print and mail its proxy materials.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows HBI to “incorporate by reference” information into this proxy statement/prospectus, which means that the companies can disclose important information to you by referring you to another document filed separately by them with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by any information in this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the following documents that have previously been filed with the SEC by HBI:

•	Annual Report on Form 10-K for the year ended December 31, 2013;

•	Definitive Proxy Statement on Schedule 14A for HBI’s 2014 Annual Meeting of Shareholders;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2014 and June 30, 2014, respectively; and

•	Current Reports on Form 8-K filed April 18, 2014, April 28, 2014, July 18, 2014 and July 31, 2014, respectively.

In addition, HBI is incorporating by reference any documents it may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and through the date of the special meeting of the BFHI shareholders, provided, however, that HBI is not incorporating by reference any information furnished (but not filed), except as otherwise specified herein.

HBI files annual, quarterly and special reports, proxy statements and other business and financial information with the SEC. You may obtain the information incorporated by reference and any other materials HBI files with the SEC without charge by following the instructions in the section entitled “Where You Can Find More Information” in the forepart of this proxy statement/prospectus.

HBI has not authorized anyone to give any information or make any representation about the merger or its companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

APPENDIX A

AGREEMENT AND PLAN OF MERGER

AMONG

HOME BANCSHARES, INC.,

CENTENNIAL BANK,

BROWARD FINANCIAL HOLDINGS, INC.,

BROWARD BANK OF COMMERCE

AND

HOMB ACQUISITION SUB II, INC.

DATED JULY 30, 2014

Appendix A – Page 1

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (the “Agreement”) dated as of July 30, 2014 (the “Agreement Date”), is by and among HOME BANCSHARES, INC., an Arkansas corporation (“HBI”), CENTENNIAL BANK, an Arkansas state bank (“Centennial”) (HBI and Centennial are collectively referred to herein as the “Purchaser”); BROWARD FINANCIAL HOLDINGS, INC., a Florida corporation (“BFHI”), and BROWARD BANK OF COMMERCE, a Florida state bank (“Broward Bank”) (BFHI and Broward Bank are collectively referred to herein as the “Company”); and, from and after its accession to this Agreement in accordance with Section 6.12, HOMB ACQUISITION SUB II, INC., an Arkansas corporation (“Sub”).

RECITALS OF FACT

A. On June 11, 2014, HBI and BFHI entered into that certain Letter of Intent (the “LOI”) to describe the general terms and conditions of the business combination more particularly described in this Agreement;

B. As a material inducement and as additional consideration to Purchaser to enter into this Agreement, each of the officers and directors of the Company has entered into a voting agreement with Purchaser dated as of the date hereof, the form of which is attached hereto as Exhibit A (each a “Voting Agreement” and collectively, the “Voting Agreements”), pursuant to which each such person has agreed, among other things, to vote all shares of BFHI Common Stock beneficially owned by such person in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in this Agreement;

C. The respective boards of directors of Purchaser and Company have determined that it is in the best interests of their respective companies and shareholders to consummate the strategic business combination provided for in the LOI and being more particularly described in this Agreement;

D. On the terms and subject to the conditions set forth in this Agreement, the Sub will merge with and into BFHI (the “Merger”), with BFHI as the surviving corporation (sometimes referred to in such capacity as the “Surviving Corporation”;

E. As soon as reasonably practicable following the Merger and as part of a single integrated transaction, Purchaser shall cause Broward Bank to be merged with and into Centennial (the “Second-Step Merger,” and together with the Merger, the “Mergers”), with Centennial as the surviving corporation in the Second-Step Merger (sometimes referred to in such capacity as the “Surviving Bank”);

F. The parties intend that the Mergers, taken together, shall be treated as a single integrated transaction and shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code; and

G. The parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

MERGER

1.1 The Merger.

(a) Subject to the terms and conditions of this Agreement, in accordance with the Arkansas Business Corporation Act (the “ABCA”), the Arkansas Banking Code and the Florida Statutes Annotated (the “FSA”), at

Appendix A – Page 2

the Effective Time, Sub shall merge with and into BFHI and BFHI shall be the Surviving Corporation in the Merger and shall continue its existence under the laws of the State of Florida. As of the Effective Time, the separate corporate existence of the Sub, shall cease.

(b) Subject to the prior written consent of the Company and the provision in Section 8.4, Purchaser may at any time change the method of effecting the combination; provided, however, that no such change shall (i) alter or change the amount or kind of the Merger Consideration (as defined below) provided for in this Agreement, (ii) adversely affect the tax consequences of the Merger to shareholders of the BFHI or the tax treatment of the parties pursuant to this Agreement, or (iii) materially impede or delay consummation of the Contemplated Transactions.

1.2 Effective Time; Closing. Subject to the terms and conditions of this Agreement, on or before the Closing Date, Purchaser shall cause to be filed with the Secretary of State of the State of Arkansas (the “Arkansas Secretary”) in accordance with the ABCA, and the Secretary of State of the State of Florida (the “Florida Secretary”) in accordance with the FSA, articles of merger (“Articles of Merger”) relating to the Merger. The Merger shall become effective as of the date and time specified in the Articles of Merger. The term “Effective Time” shall refer to the close of business of Broward Bank as determined by the Federal Reserve on the date specified in the Articles of Merger, which shall be within ten (10) days after the last to occur of (i) the effective date (including the expiration of any applicable waiting period) of the last required Requisite Regulatory Approval (defined below), and (ii) the date of the Company Shareholder Meeting. The closing of the transaction as contemplated by this Agreement (the “Closing”) will take place on the date that the Effective Time occurs (the “Closing Date”), or at such other time as the parties may mutually agree.

1.3 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the ABCA and the FSA.

1.4 Conversion of Stock.

(a) Certain Definitions. For purposes of this Section 1.4 and as used elsewhere in this Agreement:

“Adjusted Third Quarter Net Income” means the consolidated net income of the Company for the quarter ended September 30, 2014, calculated consistently with past practices and in accordance with Generally Accepted Accounting Principles (“GAAP”), including any expense incurred by the Company in connection with the exercise or termination of any outstanding BFHI Stock Options between the Agreement Date and the Effective Time, and excluding (i) any gains on the sale of securities, the sale of OREO, the sale of SBA loans (in excess of $99,181.63), (ii) any other extraordinary gains, and (iii) expenses paid or incurred by the Company in connection with this Agreement and the Mergers (except any expenses incurred by the Company in connection with the exercise or termination of any outstanding BFHI Stock Options between the Agreement Dated and the Effective Time); provided that the Adjusted Third Quarter Net Income will not in any event exceed $500,000.

“BFHI Common Stock” means the common stock, $1.00 par value per share, of BFHI.

“BFHI Diluted Shares” means the aggregate number of shares of BFHI Common Stock issued and outstanding immediately prior to the Effective Time, including any shares of BFHI Common Stock issued upon the exercise of any BFHI Stock Options and BFHI Stock Warrants and any Dissenting Shares.

“BFHI Stock Options” means an option to purchase shares of BFHI Common Stock, which BFHI Stock Options issued and outstanding on the Agreement Date provide for the issuance of an aggregate 115,000 shares of BFHI Common Stock upon the proper exercise thereof.

“BFHI Stock Warrants” means the right to purchase shares of BFHI Common Stock, which BFHI Stock Warrants issued and outstanding on the Agreement Date provide for the issuance of an aggregate 300,001 shares of BFHI Common Stock upon the proper exercise thereof.

Appendix A – Page 3

“Dissenting Shares” has the meaning set forth in Section 1.4(e).

“Exchangeable Shares” means the aggregate number of shares of BFHI Common Stock issued and outstanding immediately prior to the Effective Time (excluding Dissenting Shares, which shall be treated as set forth in Section 1.4(e) to the extent applicable).

“Exchange Ratio” means the quotient, rounded to the nearest ten-thousandth, obtained by dividing (x) Total Stock Consideration by (y) the BFHI Diluted Shares.

“HBI Average Closing Price” means the volume-weighted average closing price, rounded to the nearest hundredth of a cent, of HBI Common Stock (defined below) on the NASDAQ Stock Exchange reporting system (based on “regular way” trading) for the twenty (20) trading days through the day immediately preceding the Closing Date; provided, however, that in the event that the HBI Average Closing Price, calculated as provided in this definition, equals $37.95 or greater, then the HBI Average Closing Price shall be $37.95 (the “Maximum Price”); and, provided, further, that if the HBI Average Closing Price equals $28.05 or less, then the HBI Average Closing Price shall be $28.05 (the “Minimum Price”). The Maximum Price and the Minimum Price shall be proportionally adjusted in the event that outstanding shares of HBI Common Stock shall be changed into a different number of shares by reason of any stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the Agreement Date and the Effective Time.

“HBI Common Stock” means the common stock, $0.01 par value per share, of HBI.

“Merger Consideration” has the meaning set forth in Section 2.2(b).

“Per-Share Cash Consideration” means the quotient, rounded to the nearest hundredth of a cent, obtained by dividing (x) the Total Cash Consideration by (y) the BFHI Diluted Shares.

“Purchase Price” shall be equal to $33,060,001 plus 1.8 times the Adjusted Third Quarter Net Income of the Company less any adjustment(s) made pursuant to Sections 6.6(b) and 7.2(f).

“Purchaser Required Approvals” has the meaning set forth in Section 4.3(b).

“Total Cash Consideration” means cash equal to 10% of the Purchase Price.

“Total Stock Consideration” means that number of shares of HBI Common Stock that equals 90% of the Purchase Price divided by the HBI Average Closing Price.

(b) Stock Conversions at Effective Time. At the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, Company, Sub or the shareholders of any of the foregoing:

(i) Surviving Corporation Common Stock. Each share of common stock of Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

(ii) Treasury and Party-Owned Stock. Each share of BFHI Common Stock issued and outstanding immediately prior to the Effective Time that is owned by the Company, Purchaser or any wholly-owned subsidiary of Company or Purchaser (other than shares of BFHI Common Stock held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties and other than shares of BFHI Common Stock held, directly or indirectly, by Company or Purchaser in respect of a debt previously contracted) shall be cancelled and shall cease to exist, and no stock of HBI or other consideration shall be delivered in exchange therefor.

Appendix A – Page 4

(iii) BFHI Exchangeable Stock. Each Exchangeable Share issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled in accordance with Section 1.4(b)(ii) and other than Dissenting Shares, which shall be treated as set forth in Section 1.4(e) to the extent applicable) shall be converted into the right to receive the Merger Consideration.

(c) Effect of Conversion. Each share of BFHI Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of BFHI Common Stock (each, a “Certificate”) and each non-certificated share of BFHI Common Stock represented by book-entry (“Book-Entry Share”) shall thereafter represent only the right to receive the Merger Consideration, into which the shares of BFHI Common Stock represented by such Certificate or Book- Entry Share have been converted pursuant to this Section 1.4 and Section 2.2(f), as well as any dividends to which holders of BFHI Common Stock become entitled in accordance with Section 2.2(c).

(d) Adjustments. If, between the Agreement Date and the Effective Time, the outstanding shares of HBI Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization, an appropriate and proportionate adjustment shall be made to the Exchange Ratio.

(e) Dissenting Shares. For purposes of this Agreement, “Proposed Dissenting Shares” means shares of BFHI Common Stock whose holders provide notice of dissent to the Company prior to the BFHI Shareholder Meeting and do not vote in favor of the Merger, in each case in accordance with §607.1321 of the FSA, and “Perfected Dissenting Shares” means Proposed Dissenting Shares as to which holders thereof have properly taken all additional steps necessary to exercise their dissenters’ rights, if any, under the FSA. Each outstanding Perfected Dissenting Share will be converted into the rights provided under the applicable provisions of the FSA (and shall no longer be outstanding and shall automatically be cancelled and cease to exist as of the Effective Time), unless the holder thereof withdraws his or her demand for payment, in which case each such share (a “Withdrawn Dissenting Share”) shall be deemed to have been converted at the Effective Time into the right to receive from Purchaser the Merger Consideration, without any interest (and shall no longer be outstanding and shall automatically be cancelled and cease to exist as of the Effective Time). To the extent that a holder of Proposed Dissenting Shares fails to perfect such holder’s dissenters’ rights as provided by applicable law, such Proposed Dissenting Shares shall be treated as Withdrawn Dissenting Shares under this Agreement. Each holder of Perfected Dissenting Shares who becomes entitled to payment for his or her BFHI Common Stock pursuant to the provisions of the FSA shall receive payment for such Perfected Dissenting Shares from Purchaser in accordance with the FSA. Company shall give Purchaser (i) prompt notice of any notice or demand for appraisal or payment for shares of BFHI Common Stock received by Company and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to any such demand or notices. Company shall not, without the prior written consent of Purchaser, make any payment with respect to, or settle, offer to settle or otherwise negotiate any such demands. Perfected Dissenting Shares, Withdrawn Dissenting Shares and Proposed Dissenting Shares are collectively referred to herein as “Dissenting Shares.”

1.5 BFHI Stock Options. Any BFHI Stock Option issued, outstanding and unexercised immediately prior to the Effective Time shall automatically, and without any action on the part of its holder, be terminated by the Company and shall entitle the holder, prior to or at the Effective Time, to an issuance of 0.41 shares of BFHI Common Stock for each BFHI Stock Option terminated or a cash payment equal to the difference between the option exercise price and the equivalent dollar value of the Merger Consideration. Nothing herein shall prevent (i) any holder from exercising, after the Agreement Date and before the Effective Time, any BFHI Stock Option that is exercisable according to its terms, or (ii) the Company from terminating any BFHI Stock Option prior to the Effective Time in exchange for such cash payment or issuance of BFHI Common Stock. Any shares of BFHI Common Stock issued upon such exercise or termination between the Agreement Date and the Effective Time shall be converted into the Merger Consideration at the Effective Time in accordance with Section 1.4(b). Prior

Appendix A – Page 5

to the Effective Time, the board of directors of the Company shall adopt any necessary resolutions to effectuate the provisions of this Section 1.5. Shares of BFHI Common Stock issued upon exercise or termination of BFHI Stock Options between the Agreement Date and the Effective Time shall be considered Exchangeable Shares based on Section 1.4(a) and Exchanged Shares based on Section 2.2(a).

1.6 Articles of Incorporation, Bylaws, Directors and Officers of Surviving Corporation. As of the Effective Time, (a) the articles of incorporation and bylaws of the Surviving Corporation shall be the articles of incorporation and bylaws of Sub as in effect immediately prior to the Effective Time, until duly amended in accordance with the terms thereof and applicable law, and (b) the directors and officers of Sub immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation and shall hold office until their respective successors are duly appointed and qualified, or their earlier death, resignation or removal.

1.7 The Second-Step Merger. As soon as reasonably practicable following the Effective Time, in accordance with the ABCA, the Arkansas Banking Code, and the FSA, Purchaser shall cause Broward Bank to be merged with and into Centennial in the Second-Step Merger, with Centennial surviving the Second-Step Merger and continuing its existence under the laws of the State of Arkansas, and the separate corporate existence of Broward Bank ceasing as of the effective time of the Second-Step Merger. In furtherance of the foregoing, Purchaser shall cause to be filed with the Arkansas Secretary and the Arkansas State Banking Commission and the Florida Secretary, in accordance with the ABCA, the Arkansas Banking Code, the FSA and other applicable laws, articles of merger (“Bank Articles of Merger”) relating to the Second-Step Merger. The Second-Step Merger shall become effective as of the date and time specified in the Bank Articles of Merger and by the issuance of a Certificate of Merger by the Arkansas Secretary, the Arkansas State Banking Commission, and the Florida Secretary. On and after the effective time of the Second-Step Merger, the Second-Step Merger shall have the effects set forth in the applicable provision of the ABCA, the Arkansas Banking Code, the FSA and other applicable laws.

ARTICLE II

DELIVERY OF MERGER CONSIDERATION

2.1 Delivery of Merger Consideration. At or prior to the Effective Time, Purchaser shall (a) authorize an exchange agent, which shall be a bank or trust company selected by Purchaser and reasonably acceptable to the Company (the “Exchange Agent”), pursuant to an agreement (the “Exchange Agent Agreement”) entered into prior to the Effective Time, to deliver an aggregate number of shares of HBI Common Stock that is equal to the Total Stock Consideration and (b) deposit, or cause to be deposited, with the Exchange Agent an amount in cash equal to the Total Cash Consideration and, to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section 2.2(f) (the “Exchange Fund”).

2.2 Exchange Procedures for Exchangeable Shares.

(a) As soon as reasonably practicable after the Effective Time, but in any event within five (5) Business Days thereafter, the Exchange Agent shall mail to each holder of record of Certificate(s) or Book-Entry Shares which, immediately prior to the Effective Time, represented Exchangeable Shares of BFHI Common Stock whose shares were converted into the right to receive the Merger Consideration pursuant to Section 1.4 (the “Exchanged Shares”), along with, in each case, any cash in lieu of fractional shares of HBI Common Stock to be issued or paid in consideration therefor, (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to Certificate(s) or Book-Entry Shares shall pass, only upon delivery of Certificate(s) (or affidavits of loss in lieu of such Certificate(s)) or Book-Entry Shares to the Exchange Agent and shall be substantially in such form and have such other provisions as shall be prescribed by the Exchange Agent Agreement (the “Letter of Transmittal”), and (ii) instructions for use in surrendering Certificate(s) or Book-Entry Shares in exchange for the applicable Merger Consideration, any cash in lieu of fractional shares of HBI Common Stock to be issued or paid in consideration therefor and any dividends or distributions to which such

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holder is entitled pursuant to Section 2.2(c). For purposes of this Agreement, “Business Day” or “Business Days” means any day other than a Saturday, Sunday or any federal holiday in the United States.

(b) Upon surrender to the Exchange Agent of its Certificate(s) or Book-Entry Shares, accompanied by a properly completed Letter of Transmittal, a holder of Exchanged Shares will be entitled to receive promptly after the Effective Time, but in any event within ten (10) Business Days after such surrender, (i) the applicable number of whole shares of HBI Common Stock equal to (x) the Exchange Ratio multiplied by the number of Exchanged Shares represented by the surrendered Certificate(s) or Book-Entry Shares, less (y) any resulting fractional shares of HBI Common Stock, (ii) any cash in lieu of such resulting fractional shares of HBI Common Stock, and (iii) an amount of cash equal to the Per-Share Cash Consideration multiplied by the number of Exchanged Shares represented by the Certificate(s) or Book Entry Shares (collectively, the “Merger Consideration”) to be issued or paid pursuant to Section 2.2(f) in consideration for the Exchanged Shares represented by the holder’s Certificate(s) or Book-Entry Shares. Until so surrendered, each such Certificate or Book-Entry Shares shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the applicable Merger Consideration upon surrender of such Certificate or Book-Entry Shares in accordance with, and any dividends or distributions to which such holder is entitled pursuant to, this Article II.

(c) No dividends or other distributions with respect to HBI Common Stock shall be paid to the holder of any unsurrendered Certificate or Book-Entry Shares with respect to the shares of HBI Common Stock represented thereby, in each case unless and until the surrender of such Certificate or Book-Entry Share in accordance with this Article II. Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such Certificate or Book-Entry Share in accordance with this Article II, the record holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of HBI Common Stock represented by such Certificate or Book-Entry Share and paid prior to such surrender date, and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of HBI Common Stock represented by such Certificate or Book-Entry Shares with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the HBI Common Stock issuable with respect to such Certificate or Book-Entry Shares.

(d) In the event of a transfer of ownership of a Certificate or Book-Entry Shares representing Exchanged Shares that are not registered in the stock transfer records of BFHI, the Merger Consideration shall be issued or paid in exchange therefor to a Person other than the Person in whose name the Certificate or Book-Entry Shares so surrendered is registered if the Certificate or Book-Entry Shares formerly representing such Exchanged Shares shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment or issuance shall pay any transfer or other similar taxes required by reason of the payment or issuance to a Person other than the registered holder of the Certificate or Book-Entry Shares, or establish to the reasonable satisfaction of HBI that the tax has been paid or is not applicable. The Exchange Agent (or, subsequent to the earlier of (x) the one-year anniversary of the Effective Time and (y) the expiration or termination of the Exchange Agent Agreement, HBI or the Surviving Corporation) shall be entitled to deduct and withhold from any cash consideration or cash in lieu of fractional shares of HBI Common Stock otherwise payable pursuant to this Agreement to any holder of Exchanged Shares such amounts as the Exchange Agent, HBI or the Surviving Corporation, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign tax law, with respect to the making of such payment. To the extent the amounts are so withheld by the Exchange Agent, HBI or the Surviving Corporation, as the case may be, and timely paid over to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Exchanged Shares in respect of whom such deduction and withholding was made by the Exchange Agent or Purchaser, as the case may be.

(e) After the Effective Time, there shall be no transfers on the stock transfer books of the BFHI of the shares of BFHI Common Stock other than to settle transfers of such BFHI Common Stock that occurred prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares representing such shares are

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presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the applicable Merger Consideration in accordance with the procedures set forth in this Article II.

(f) Notwithstanding anything to the contrary contained in this Agreement, no fractional shares of HBI Common Stock shall be issued upon the surrender of Certificates or Book-Entry Shares for exchange, no dividend or distribution with respect to HBI Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of HBI. In lieu of the issuance of any such fractional share, HBI shall pay to each former shareholder of BFHI who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the HBI Average Closing Price by (ii) the fraction of a share (after taking into account all shares of BFHI Common Stock held by such holder at the Effective Time and rounded to the nearest ten thousandth when expressed in decimal form) of HBI Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 1.4.

(g) Any portion of the Exchange Fund that remains unclaimed by the shareholders of BFHI as of the one (1) year anniversary of the Effective Time will be transferred to HBI. In such event, any former shareholders of BFHI who have not theretofore complied with this Article II shall thereafter look only to HBI with respect to the Merger Consideration and any unpaid dividends and distributions on HBI Common Stock deliverable in respect of each Exchangeable Share such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of HBI, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any former holder of shares of BFHI Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(h) In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by HBI or the Exchange Agent, the posting by such Person of a bond in such amount as HBI may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will, in accordance with the procedures set forth in this Article II, issue in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration deliverable in respect thereof.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF COMPANY

Subject to such exceptions as are disclosed in the Company Disclosure Schedule dated as of the date hereof, BFHI and Broward Bank make the following representations and warranties to Purchaser as of the date hereof and as of the Closing Date; provided that those representations and warranties which address matters only as of a particular earlier date shall have been true and correct only on such date. The inclusion of an item in the Company Disclosure Schedule shall not be deemed an admission by Company that such item represents a material fact, event, or circumstance or has had or would be reasonably expected to have a Material Adverse Effect. Disclosure in any section of the Company Disclosure Schedule shall apply only to such section of such Disclosure Schedule, except to the extent that it is reasonably apparent from the face of such disclosure that such disclosure is relevant to another section of such Disclosure Schedule.

For purposes of this Article III and as used elsewhere in this Agreement:

“Affiliate” means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the Person specified.

“Benefit Arrangement” means any “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA) and any other material plan, program, agreement, arrangement, obligation or practice, including, without limitation, any pension, profit sharing, severance, welfare, fringe benefit, employee loan,

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retirement, medical, welfare, employment or consulting, severance, stay or retention bonuses or compensation, executive or incentive compensation, sick leave, vacation pay, plant closing benefits, disability, workers’ compensation, retirement, deferred compensation, bonus, stock option or purchase or other stock-based, tuition reimbursement or scholarship, employee discount, meals, travel, or vehicle allowances, plan, program, agreement, arrangement, obligation or practice, any plans subject to Section 125 of the Code, as amended, and any plans or arrangements providing benefits or payments in the event of a change of control, change in ownership or effective control or sale of assets (i) established, sponsored, maintained, or contributed to, or required to be contributed to, by Company or any ERISA Affiliate, on behalf of any current or former director, employee, agent, independent contractor, or service provider of Company or their beneficiaries, or (ii) pursuant to which Company or any ERISA Affiliate has any obligation (whether contingent or otherwise) with respect to any such Persons.

“Contemplated Transactions” means all of the transactions among HBI, Centennial, Sub, BFHI and Broward Bank contemplated by this Agreement, including the Mergers.

“Governmental Authority” means any federal, national, state, municipal or local government, any instrumentality, subdivision, court, administrative agency, department or commission or other authority thereof, or any quasi-governmental or private body exercising any regulatory, taxing, or any other governmental or quasi-governmental authority, whether of the United States or another jurisdiction.

“Governmental Authorization” means any consent, approval, license, registration, permit or waiver issued, given, granted or otherwise, made available by or under the authority of any Governmental Authority or pursuant to any Legal Requirement.

“Legal Requirements” means any federal, state, local, municipal, foreign, international, multinational or other constitution, law, ordinance, principle of common law, code, regulation, statute or treaty.

“Material Adverse Effect” means, with respect to any party, a material adverse effect on (a) the financial condition, results of operations or business of such party and its Subsidiaries taken as a whole; provided, however, that, with respect to this clause (a), a “Material Adverse Effect” shall not be deemed to include effects arising out of, relating to or resulting from (A) changes after the date hereof in applicable GAAP or regulatory accounting requirements, (B) changes after the date hereof in laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, (C) changes after the date hereof in global, national or regional political conditions or general economic or market conditions (including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, and price levels or trading volumes in the United States or foreign securities markets) affecting other companies in the industries in which such party and its Subsidiaries operate, (D) changes after the date hereof in the credit markets, any downgrades in the credit markets, or adverse credit events resulting in deterioration in the credit markets generally and including changes to any previously correctly applied asset marks resulting therefrom, (E) a decline in the trading price of a party’s common stock or a failure, in and of itself, to meet earnings projections, but not, in either case, including any underlying causes thereof, (F) the public disclosure of this Agreement or the Contemplated Transactions or the consummation of the Contemplated Transactions, (G) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism or (H) actions or omissions taken with the prior written consent of the other party or expressly required by this Agreement except, with respect to clauses (A), (B), (C), (D) and (G), to the extent that the effects of such change are materially disproportionately adverse to the financial condition, results of operations or business of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate; or (b) the ability of such party to timely consummate the Contemplated Transactions.

“Ordinary Course of Business” or “Ordinary Course” means the conduct of the business in substantially the same manner as the business was operated on the Agreement Date, including operations in conformance with Company’s practices and procedures as of such date.

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“Person” means an individual, sole proprietorship, partnership, corporation, limited liability company, trust, joint venture, association, unincorporated organization, or a Governmental Authority.

“Subsidiary” when used with respect to any party, means any corporation or other organization (including a limited liability company), whether incorporated or unincorporated, of which such party directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such party is a general partner.

3.1 Corporate Status and Authority; Non-Contravention.

(a) Status of BFHI. BFHI is duly organized, validly existing and in good standing under the laws of the State of Florida and otherwise has the corporate power and authority to own or lease all of its properties and assets and to conducts its business in the manner in which its business is now being conducted. BFHI is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (“BHCA”). BFHI is duly qualified to do business and is in good standing in each jurisdiction in which its ownership of properties or conduct of business requires such qualification except where failure to be so qualified has not had and would not reasonably be expected to have a Material Adverse Effect. Complete and correct copies of BFHI’s Articles of Incorporation and Bylaws, as currently in effect, have been delivered of made available to Purchaser.

(b) Status of Broward Bank. Broward Bank is a direct, wholly-owned Subsidiary of BFHI, is duly organized, validly existing and in good standing under the laws of the State of Florida to engage in the business and otherwise has the corporate power and authority to own or lease all of its properties and assets and to conduct the business in the manner in which the business is now being conducted. Broward Bank is duly qualified to do business and is in good standing in each jurisdiction in which its ownership of properties or conduct of business requires such qualification except where failure to be so qualified has not had and would not reasonably be expected to have a Material Adverse Effect. Broward Bank is a Florida state chartered bank that is duly licensed by the Florida Office of Financial Regulation to engage in commercial banking. The deposit accounts of Broward Bank are insured to the fullest extent permitted by law by the Deposit Insurance Fund, which is administered by the Federal Deposit Insurance Corporation (“FDIC”). The FDIC has not been appointed receiver of Broward Bank. Complete and correct copies of Broward Bank’s Articles of Incorporation and Bylaws, as currently in effect, have been delivered or made available to Purchaser.

(c) Due Authorization. (i) Company has full legal right, corporate power and authority to enter into this Agreement and to carry out its obligations hereunder; and (ii) the execution and delivery of this Agreement, and all documents, instruments and agreements required to be executed and delivered by Company pursuant to this Agreement and the completion and performance of the Contemplated Transactions have been duly authorized by all necessary corporate action on the part of Company subject to the receipt of BFHI Shareholder Approval and receipt of approvals from the Governmental Authorities and the United States Treasury for the redemption by the Company of its preferred securities, and this Agreement, and all documents, instruments and agreements required to be executed and delivered by Company pursuant to this Agreement have been duly executed and delivered by Company and constitute a legal, valid and binding obligation of Company, enforceable against Company in accordance with their respective terms. No other corporate proceedings are necessary for the execution and delivery by Company of this Agreement, the performance by it or of its obligation hereunder or thereunder or the consummation by it of the Contemplated Transactions.

(d) Non-contravention. Except as set forth in Section 3.1(d) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement, nor the completion and performance of the Contemplated Transactions, or compliance by Company with any of the provisions hereof, will (i) materially violate, materially conflict with, or result in a material breach of any provision of, or constitute a material default (or an event which, with notice or lapse of time or both, would constitute a material default) under, or result in the termination of, or result in the loss of any benefit or creation of any material right on the part of any third party under, or accelerate the performance

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required by, or result in a right of termination or acceleration of, or result in the creation of any material lien, encumbrance, adverse claim, charge, execution, security interest or pledge upon any of the material properties or assets of Company under any of the terms, conditions or provisions of (A) the Articles of Incorporation of BFHI or Broward Bank (collectively, “Company Articles”) and Bylaws of BFHI or Broward Bank (collectively, “Company Bylaws”), or (B) any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Company is a party or by which it may be bound, or to which Company or any of the properties or assets of Company may be subject, or (ii) assuming the Purchaser Required Approvals are duly obtained, violate in any material respect any Legal Requirement or any judgment, ruling, order, writ, injunction or decree applicable to Company or any of its respective properties or assets.

3.2 Capitalization of the Company.

(a) Ownership. The authorized capital stock of BFHI consists of (i) 20,000,000 shares of BFHI Common Stock, $1.00 par value, of which 1,649,512 shares of BFHI Common Stock are outstanding as of the Agreement Date; and (ii) 5,000,000 shares of preferred stock, $1.00 par value (“BFHI Preferred Stock”), of which 3,134 shares of BFHI Preferred Stock are outstanding as of the Agreement Date. The authorized capital stock of Broward Bank consists of 20,000,000 shares of common stock, $5 par value (“Broward Bank Common Stock”), of which 1,200,000 shares of Broward Bank Common Stock are outstanding as of the Agreement Date. No other shares of capital stock of BFHI or Broward Bank are issued or outstanding. All of the outstanding shares of Broward Bank Common Stock are directly and beneficially owned and held by BFHI. All of the shares of BFHI Common Stock, BFHI Preferred Stock, and Broward Bank Common Stock have been duly authorized and validly issued, are fully paid and nonassessable with no personal liability attaching to the ownership thereof, have been issued in full compliance with all federal and state securities laws and other Legal Requirements, were not issued in violation of or subject to any preemptive rights or other rights to subscribe for or purchase securities, and are free and clear of any and all encumbrances.

(b) Outstanding Stock Rights. Except as set forth in Section 3.2(b) of the Company Disclosure Schedule, there are no (i) outstanding preemptive rights, subscriptions, options, calls, warrants or other rights of any kind or nature to acquire any securities of Company; (ii) outstanding securities, instruments or obligations that are or may become convertible into or exchangeable for any securities of Company; (iii) contracts under which Company is or may become obligated to sell, issue or otherwise dispose of or redeem, purchase or otherwise acquire any securities of Company; (iv) other than the Voting Agreements, shareholder agreements, voting trusts or other agreements, arrangements or understandings to which Company is a party or of which Company is aware, that may reasonably be expected to affect the exercise of voting or any other rights with respect to the capital stock of Company, or (v) outstanding bonds, debentures, notes or other indebtedness having the right to vote on any matters on which the shareholders of Company may vote.

3.3 Business Operations.

(a) Permits. Company holds all permits material to its respective business, including without limitation all permits required from the FDIC and the Florida Office of Financial Regulation to conduct a commercial banking business (each, a “Material Permit”). All of the Material Permits are validly issued, are in full force and effect and are being complied with by Company in all material respects. No notice of breach or default in respect of any Material Permit has been received by Company and there are no proceedings in progress, pending or threatened which would reasonably be expected to result in the cancellation, revocation, suspension or adverse alteration of any of them, and Company is not aware of any existing matters or state of facts which is reasonably likely to give rise to any such notice or proceeding.

(b) Governmental Authorizations.

(i) Each Governmental Authorization that is held by Company or that otherwise relates to its business is valid and in full force and effect.

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(ii) Company is in compliance in all material respects with all of the terms and requirements of each Governmental Authorization.

(iii) No event has occurred or circumstance exists that will (with or without notice or lapse of time) (A) constitute or result directly or indirectly in a material violation of or a failure to comply with any term or requirement of any Governmental Authorization, or (B) result directly or indirectly in the revocation, withdrawal, suspension, cancellation or termination of, or any modification to, or would otherwise impair in any way, any Governmental Authorization.

(iv) Company has not received any notice or other communication from any Governmental Authority regarding (A) any actual, alleged, possible or potential violation of or failure to comply with any term or requirement of any Governmental Authorization or (B) any actual, proposed, possible or potential revocation, withdrawal, suspension, cancellation, termination of or modification to any Governmental Authorization.

(v) All applications required to have been filed for the renewal of the Governmental Authorizations have been duly filed on a timely basis with the appropriate Governmental Authorities, and all other filings required to have been made with respect to such Governmental Authorizations have been duly made on a timely basis with the appropriate Governmental Authority, except as has not had and would not reasonably be expected to have a Material Adverse Effect.

(vi) There is no authorization, license, approval, consent, order or any other action of, or any registration, declaration, filing or notice with or to any Governmental Authority or court that is required for the execution or delivery by Company of this Agreement, or the validity or enforceability of this Agreement against Company, or subject to the receipt of the Purchaser Required Approvals and approval by United States Treasury for the redemption by the Company of its preferred securities, the completion or performance by Company of any of the Contemplated Transactions.

(vii) Except as set forth in Section 3.3(b)(vii) of the Company Disclosure Schedule, Company is not subject to any cease-and-desist or other similar order or enforcement action issued by, nor is either of them a party to any written agreement, consent agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or subject to any capital directive by, or adopted any board resolutions at the request of, any Governmental Authority (each item in this sentence, a “Regulatory Agreement”), nor has Company been notified since December 31, 2013, by any Governmental Authority that it is considering issuing, initiating, ordering, or requesting any such Regulatory Agreement. Except as set forth in Section 3.3(b)(vii) of the Company Disclosure Schedule, Company is in compliance in all material respects with each Regulatory Agreement to which it is a party or subject, and Company has not received any notice from any Governmental Authority indicating that Company is not in compliance in all material respects with any such Regulatory Agreement.

(viii) Except for normal examinations conducted by a Governmental Authority in the regular course of the business, no Governmental Authority has initiated any proceeding into the business or operations of Company since December 31, 2013. Except as set forth in Section 3.3(b)(viii) of the Company Disclosure Schedule, there is no unresolved violation, criticism or exception by any Governmental Authority with respect to any report or statement relating to any examinations or inspections of Company. As of the Agreement Date, no report of examination has been received by Company with respect to such examination. As of the Agreement Date, no regulatory examination of Company is under way, and no other report of examination is pending.

3.4 Regulatory Reports. Company has filed with the FDIC, the Florida Office of Financial Regulation and any other applicable Governmental Authorities, as the case may be, in correct form in all material respects the reports, returns and filing information data required to be filed under any applicable Legal Requirement, including any and all federal and state banking authorities, and such reports were complete and accurate in all material respects and in compliance in all material respects with any applicable Legal Requirement. As of their respective dates (or, if amended, as of the date of such amendment), such reports did not contain any untrue

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statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

3.5 Deposits. All of the deposits held by Broward Bank (including the records and documentation pertaining to such deposits) have been established and are held in compliance in all material respects with (i) all applicable policies, practices and procedures of Broward Bank, and (ii) all applicable Legal Requirements, including anti-money laundering, anti-terrorism, or embargoed persons requirements. All of the deposits held by Broward Bank are insured to the maximum limit set by the FDIC and the FDIC premium and all assessments have been fully paid, and no proceedings for the termination or revocation of such insurance are pending, or, to the Knowledge of Company, threatened.

3.6 Financial Matters.

(a) Company’s Financial Statements. Company has made available to Purchaser the audited financial statements of BFHI for the year ended December 31, 2013 (“Audited Financial Statements”). The Audited Financial Statements (i) are true, accurate and complete in all material respects, (ii) have been prepared in accordance with GAAP and regulatory accounting principles consistently applied except as may be otherwise indicated in the notes thereto and (iii) fairly present in all material respects the financial condition of Company as of the respective dates set forth therein and the results of operations, stockholders’ equity and cash flows of Company for the respective periods set forth therein. The financial statements of Company to be prepared after the Agreement Date and prior to the Closing (A) will be true, accurate and complete in all material respects, (B) will have been prepared in accordance with GAAP and regulatory accounting principles consistently applied except as may be otherwise indicated in the notes thereto and except with respect to unaudited financial statements for the omission of footnotes and (C) will fairly present in all material respects the financial condition of Company as of the respective dates set forth therein and the results of operations, stockholders’ equity and cash flows of Company for the respective periods set forth therein, subject in the case of unaudited financial statements to year-end adjustments (none of which would reasonably be expected to be material).

(b) Call Reports. Company has previously delivered to Purchaser a true and complete copy of its Call Report for the period ending March 31, 2014. The financial statements contained in such Call Report (i) are true, accurate and complete in all material respects, (ii) have been prepared in accordance with GAAP and regulatory accounting principles consistently applied, except as may be otherwise indicated in the notes thereto and except for the omission of footnotes, and (iii) fairly present in all material respects the financial condition of the Company as of the respective dates set forth therein and the results of operations and stockholders’ equity for the respective periods set forth therein, subject to year-end adjustments (none of which are reasonably expected to be material). The financial statements contained in the Call Reports of the Company to be prepared after the Agreement Date and prior to the Closing (A) will be true, accurate and complete in all material respects, (B) will have been prepared in accordance with GAAP and regulatory accounting principles consistently applied, except as may be otherwise indicated in the notes thereto and except for the omission of footnotes, and (C) will fairly present in all material respects the financial condition of the Company as of the respective dates set forth therein and the results of operations and stockholders’ equity for the respective periods set forth therein, subject to year-end adjustments (none of which are reasonably expected to be material).

(c) Systems and Processes. Company has in place sufficient systems and processes that are customary for a community bank of the size of Broward Bank and that are designed to (x) provide reasonable assurances regarding the reliability of Company’s financial statements and (y) in a timely manner accumulate and communicate to Company’s principal executive officer and principal financial officer the type of information that would be required to be disclosed in Company’s financial statements. Except as set forth in Section 3.6(c) of the Company Disclosure Schedule, neither Company, nor any employee, auditor, accountant or representative of Company, has received or otherwise had or obtained Knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the adequacy of such systems and processes or the accuracy or integrity of Company’s financial statements. To Company’s Knowledge, there has been no instance of fraud by Broward Bank, exceeding $10,000 in the aggregate, that occurred during any period covered by the Call Report.

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(d) Auditor Independence. During the period covered by the Call Report, Company’s external auditor was independent of Company and its management. As of the date hereof, Company’s external auditor has not resigned or been dismissed as a result of or in connection with any disagreements with Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(e) Books and Records. The books and records of Company have been and are being maintained in the Ordinary Course of Business in accordance and compliance with all applicable accounting requirements and Legal Requirements and are complete in all material respects to reflect corporate actions by Company.

(f) Liabilities. Company has no material liabilities of a nature required to be disclosed in a consolidated balance sheet of Company prepared in accordance with GAAP and regulatory accounting principles except:

(i) Liabilities disclosed on, reflected in or provided for in the Audited Financial Statements, or in the Company’s Call Report for the period ended December 31, 2013;

(ii) Liabilities incurred in the Ordinary Course of Business since the date of the Audited Financial Statements;

(iii) Liabilities disclosed in the Company Disclosure Schedule; and

(iv) Liabilities arising from this Agreement and the Contemplated Transactions (including the incurrence of professional and other transactional fees).

3.7 Tax Matters.

(a) Company has filed all federal income tax returns and all other material tax returns required to be filed by it. All such tax returns were true, correct and complete in all material respects and accurately reflected in all material respects the taxable income (or other measure of tax) of BFHI.

(b) Company has paid all material taxes required to be paid by it, its Subsidiaries or the consolidated, combined, affiliated, unitary or other tax group including Company, whether or not shown on any tax return. Company has established reserves in accordance with GAAP that are adequate for the payment of all taxes not yet due and payable with respect to its assets and operations.

(c) Company has withheld and paid to the appropriate taxing authority all material taxes required to be withheld and paid, including in connection with any amounts owing to any employee, independent contractor, creditor, stockholder or other third party and all Forms W-2 and 1099 and any other forms required with respect thereto have been properly completed and timely filed.

(d) Company has not received from any taxing authority written notice of, and, to the Knowledge of Company, there is not threatened, any audit, claim, action, suit, request for information, ruling, determination, investigation or administrative or judicial proceeding that is pending or being conducted with respect to taxes of Company. Company has not received from any taxing authority (including in jurisdictions in which Broward Bank or its Subsidiaries has not filed tax returns) written notice of, and, to the Knowledge of Company, there is not threatened, any proposed assessment, adjustment or deficiency for any amount of taxes proposed, asserted, or assessed against Company. Company is not a party to or bound by any tax sharing, allocation or indemnification agreement or similar agreement or arrangement.

(e) During the five-year period ending on the Closing Date, Company has not been a “distributing corporation” as the term is defined in Section 355 of the Code.

(f) Company will not be required, for income tax purposes for any taxable period ending after the Closing Date, to include in its taxable income any item of income or gain or to exclude from its taxable income any item of deduction or loss as a result of any (i) change in method of accounting under Section 481(c) of the Code (or

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any corresponding or similar provision of state, local or foreign law) for a taxable period ending on or prior to the Closing Date, (ii) closing agreement under Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition occurring on or prior to the Closing Date, or (iv) prepaid amount received on or prior to the Closing Date for which adequate reserves have not been established in accordance with GAAP.

(g) There are no liens or encumbrances for taxes on any of the assets of Company other than liens or encumbrances for taxes not yet due and payable.

(h) No written claim has been received in the last six years by Company from a taxing authority in a jurisdiction where it does not file tax returns that it is or may be subject to taxation by that jurisdiction or should have been included in a combined, consolidated, affiliated, unitary or other group tax return of that jurisdiction.

(i) Company has not engaged in any “reportable transactions” within the meaning of Treasury Regulations Section 1.6011-4(b).

3.8 Litigation and Claims. Except as set forth in Section 3.8 of the Company Disclosure Schedule, there are no current, pending or, to the Knowledge of Company, threatened material proceedings. Except as set forth in Section 3.8 of the Company Disclosure Schedule, there is no material injunction, order, judgment, decree or regulatory restriction imposed upon Broward Bank or the assets of Broward Bank.

3.9 Employee Benefit Plans; Labor.

(a) Section 3.9(a) of the Company Disclosure Schedule sets forth a complete and correct list of each Benefit Arrangement. Company has made available to Purchaser correct and complete copies of (i) each Benefit Arrangement (or, in the case of any such Benefit Arrangement that is unwritten, descriptions thereof), (ii) the most recent annual reports on Form 5500 filed with the Internal Revenue Service with respect to each Benefit Arrangement (if any such report was required), (iii) the most recent summary plan description for each Benefit Arrangement for which such summary plan description is required and (iv) each trust agreement and insurance or group annuity contract relating to any Benefit Arrangement.

(b) Each Benefit Arrangement that is intended to be tax qualified under Section 401(a) of the Code (each, a “Qualified Plan”) and each trust established in connection with any Qualified Plan which is intended to be tax exempt under Section 501(a) of the Code is tax qualified or tax exempt, as applicable, and Company has received a determination letter or an opinion letter from the Internal Revenue Service upon which it may rely regarding each such Qualified Plan’s qualified status under the Code, and (ii) to Company’s Knowledge, no event has occurred since the date of the most recent determination letter or application relating to any such Qualified Plan that would adversely affect the qualification of such Qualified Plan. Company has made available to Purchaser a correct and complete copy of the most recent determination letter or opinion letter received with respect to each Qualified Plan, as well as a correct and complete copy of each pending application for a determination letter, if any.

(c) Each Benefit Arrangement has been administered in all material respects in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code, all other Legal Requirements and the terms of all applicable collective bargaining agreements (if any). To Company’s Knowledge, there are no investigations by any Governmental Authority, termination proceedings or other claims (except routine claims for benefits payable under the Benefit Arrangements) or Proceedings against or involving any Benefit Arrangement.

(d) No Qualified Plan is subject to Title IV of ERISA or Section 412 of the Code. No direct, contingent or secondary liability to any Person has been incurred or could reasonably be expected to be incurred by the Company or its ERISA Affiliates under Title IV of ERISA. Neither Company nor any of its ERISA Affiliates

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has, within the preceding six years, withdrawn in a complete or partial withdrawal from any multiemployer plan (as defined in Section 3(37) of ERISA) or incurred any liability under Section 4204 of ERISA that has not been satisfied in full.

(e) Except as set forth in Section 3.9(e) of the Company Disclosure Schedule, Company has no obligation to provide medical, dental or life insurance benefits (whether or not insured) to any of its employees or former employees after retirement or other termination of service (other than (i) coverage mandated by Legal Requirements and (ii) benefits, the full direct cost of which is borne by the employee or former employee (or beneficiary thereof)).

(f) There are no collective bargaining agreements binding on Company; none of the employees of Company is represented by a labor union, and, to the Knowledge of Company, there is no, and since December 31, 2013, has been no, (i) organizational effort made or threatened by or on behalf of any labor organization or trade union to organize any employees of Company, and (ii) no demand for recognition of any employees of Company has been made by or on behalf of any labor organization or trade unions.

(g) There are no strikes, work stoppages, work slowdowns or lockouts pending or, to the Knowledge of Company, contemplated or threatened against or involving Company.

(h) There are no proceedings pending or, to the Knowledge of Company, threatened against or affecting Company, relating to the alleged material violation of any applicable Legal Requirement pertaining to labor relations or employment matters.

3.10 Properties and Leases. Company (a) has good, valid and marketable title to all the properties and assets reflected in the latest audited balance sheet included in the Audited Financial Statements as being owned by it or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the Ordinary Course of Business) (the “Owned Properties”), free and clear from encumbrances that would materially affect the value thereof and to which like properties are not commonly subject or which interfere with the use made or to be made thereof by Company in any material respect, (b) is the lessee of all leasehold estates reflected in the latest audited balance sheet included in the Audited Financial Statements or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (the “Leased Properties” and, collectively with the Owned Properties, the “Real Property”), free and clear from encumbrances that would materially affect the value thereof and which like properties are not commonly subject or which interfere with the use made or to be made thereof by Company in any material respect, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the Knowledge of Company, the lessor, and (c) owns or leases all properties and assets as are used by Company in the business or otherwise necessary to its operations as now conducted. Section 3.10 of the Company Disclosure Schedule contains a true and complete list of all Real Property as of the Agreement Date. The Real Property is in material compliance with all applicable zoning laws and building codes, and the buildings and improvements located on the Real Property are in good operating condition and in a state of good working order, ordinary wear and tear excepted. There are no pending or, to the Knowledge of Company, threatened material condemnation proceedings against the Real Property. Company is in material compliance with all applicable health and safety related requirements for the Real Property, including those under the Americans with Disabilities Act of 1990, as amended, and the Occupational Health and Safety Act of 1970, as amended.

3.11 Absence of Certain Changes. Since December 31, 2013, until the date hereof, except as disclosed (i) in the Audited Financial Statements, (ii) in the Company’s Call Report for the three months ended December 31, 2013, and (iii) in Section 3.11 of the Company Disclosure Schedule, the Company has conducted business in the Ordinary Course in all material respects and have not changed any accounting methods, principles or practices affecting their respective assets, liabilities or businesses, including any reserving, renewal or residual method, practice or policy (other than as may be required by GAAP or applicable accounting requirements of a Governmental Authority). Since January 1, 2014, (a) the Company has not had, and no fact, effect, event, change,

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occurrence or circumstance has occurred that would reasonably be expected to have, a Material Adverse Effect, and (b) no material default (or event which, with notice or lapse of time, or both, would constitute a material default) exists on the part of the Company or, to the Knowledge of Company, on the part of any other party, in the due performance and observance of any term, covenant or condition of any contract to which Company is a party and which is, individually or in the aggregate, material to the financial condition of Company.

3.12 Commitments and Contracts.

(a) Company has provided or otherwise made available (by hard copy, electronic data room or otherwise) to Purchaser or its representatives true, correct and complete copies of each of the following to which Company is a party or subject or which otherwise relates to its business (whether written or oral, express or implied) (each, a “Company Significant Agreement”):

(i) any contract which is or would constitute a “material contract” within the meaning of Item 601(b)(10) of Regulation S-K to be performed in whole or in part after the Agreement Date;

(ii) any contract with respect to the employment or service of any current directors, officers, employees or consultants of Company and of any former director or officer of Company whose service as such terminated after December 31, 2013, other than Company’s standard form at-will offer letter;

(iii) any contract which limits the freedom of Company to compete in any material line of business;

(iv) any contract which grants any Person a right of first refusal, right of first offer or similar right with respect to any material properties, assets or businesses of Company;

(v) any indenture, deed of trust, loan agreement or other financing agreement or instrument to which Company is the obligor; and

(vi) any contract relating to the acquisition or disposition of any material business or material assets (whether by merger, sale of stock or assets or otherwise), which acquisition or disposition is not yet complete or where such contract contains continuing material obligations, including continuing material indemnity obligations, of Company.

(b) (i) Each of the Company Significant Agreements has been duly and validly authorized, executed and delivered by Company and is binding on Company and in full force and effect; (ii) Company is in all material respects in compliance with and has in all material respects performed all obligations required to be performed by it to date under each Company Significant Agreement; (iii) Company has not received notice of any material violation or default (or any condition which with the passage of time or the giving of notice would cause such a violation or default) by any party under any Company Significant Agreement; and (iv) no other party to any Company Significant Agreement is, to the Knowledge of Company, in default in any respect material thereunder.

(c) Except as set forth in Section 3.12(c) of the Company Disclosure Schedule, there are no employment, severance or other agreements pursuant to which any director, officer or employee may be entitled to a cash payment, a stock issuance or any other type of consideration, compensation or remuneration arising out of or in connection with the Company’s execution of this Agreement or the Contemplated Transactions.

3.13 Risk Management Instruments. Except as set forth in Section 3.13 of the Company Disclosure Schedule, Company is not a party to any swaps, caps, floors, option agreements or other derivative instruments that were entered into for its own account or for the account of a customer of Broward Bank.

3.14 Environmental Matters.

(a) Company is in compliance in all material respects with all Environmental Laws. Except as set forth in Section 3.14 of the Company Disclosure Schedule, Company has not received any written communication from any Person that alleges that Company is not in compliance with any Environmental Laws and, to the Knowledge of Company, there are no circumstances that would reasonably be expected to prevent or interfere with such compliance in the future.

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(b) There is no Environmental Claim pending or, to the Knowledge of Company, threatened against Company or against any Person or entity whose liability for any Environmental Claim the Company has retained or assumed by contract or by operation of law.

(c) Company has provided to Purchaser all assessments, reports, data, results of investigations or audits, and any other information in possession of Company and/or its current or former independent contractors or environmental consultants regarding environmental matters, environmental condition, or the compliance (or noncompliance) by Company under any Environmental Laws, pertaining to (1) any properties owned or operated by Company including, but not limited to, corporate offices or branch locations, and (2) any properties securing any loans made by the Company.

(d) Company is not required by any Environmental Law or by virtue of the Contemplated Transactions set forth herein, or as a condition to the effectiveness of the Contemplated Transactions set forth herein, (i) to perform a site assessment for Hazardous Materials, (ii) to remove or remediate Hazardous Materials, (iii) to give notice to or receive approval from any Governmental Authority regarding environmental matters, or (iv) to record or deliver to any Person any disclosure document or statement pertaining to environmental matters.

(e) To the Knowledge of Company, during the period of (i) Company’s ownership or operation of any of its current or former properties, (ii) Company’s participation and management of any property, or (iii) Company’s interest in a mortgaged or financed property, there has been no release of Hazardous Materials in, on, under or affecting any such property. To the knowledge of Company, prior to the period of (i) Company’s ownership or operation of any of its current or former properties, (ii) Company’s participation and management of any property, or (iii) Company’s interest in a mortgage or financed property, there was no release of Hazardous Materials in, on, under or affecting any such property, mortgaged or financed property.

(f) To the Knowledge of Company, no underground storage tanks, impoundments, vessels or other containers used for storage of Hazardous Materials were and/are located on or below the surface of properties owned or operated by Company. During Company’s operation of its properties and to the Knowledge of Company, no part of the property has ever contained asbestos.

For purposes of this Agreement, “Environmental Claim” means any written notice from any Governmental Authority or third party alleging potential liability (including, without limitation, potential liability for investigatory costs, cleanup costs, government response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based on, or resulting from the presence, or release into the environment, of any Hazardous Materials.

For purposes of this Agreement, “Environmental Law” means all laws concerning (a) public and/or worker health and safety relating to toxic or hazardous substances or (b) pollution or protection of the environment or natural resources, and includes without limitations the Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Resource Conservation and Recovery Act of 1981, and the Superfund Amendments and Reauthorization Act of 1986, each as amended and together with all rules and regulations promulgated in connection therewith, and any other federal, state or local environmental statutes, ordinances, rules and regulations relating to emissions, discharges, releases or threatened release of pollutants, contaminants, chemicals, toxic substances, Hazardous Materials or wastes into the environment, or otherwise relating to the manufacture, processing, presence, generation, distribution, labeling, testing, use, treatment, storage, control, disposal, clean-up, transportation or handling of pollutants, contaminants, chemicals, toxic substances, Hazardous Materials or wastes.

For purposes of this Agreement, “Hazardous Materials” means any product, substance, chemical, contaminant, pollutant, effluent, waste or other material whose presence, nature, quantity and/or intensity of existence, use, manufacture, disposal, transportation, emission, discharge, spill, release or effect, either by itself or in combination with other materials located on the Real Property, is either: (x) regulated or monitored by any

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Governmental Authority or (y) defined or listed in, or otherwise classified pursuant to, any Environmental Law as “hazardous substances,” “hazardous materials,” “hazardous wastes,” “infectious wastes,” or “toxic substances”. Hazardous Materials shall include, but not be limited to, (1) any substance or material identified in Section 101(4) of CERCLA, 42 U.S.C. § 9601(14) and as set forth in Title 40, Code of Federal Regulations, Part 302, as the same may be amended from time to time, (2) any “regulated substance” as defined in the Solid Waste Disposal Act, (3) any substance subject to regulation pursuant to the Toxic Substances Control Act, (4) any substance so defined or regulated under any state law counterpart to any of the foregoing, or any state law regulating the reporting and remediation of any spills of Hazardous Materials, as defined in state laws or regulations, as such laws are now in effect or may be amended through the Closing Date and any rule, regulation or administrative or judicial policy statement, guideline, order or decision under any such laws, (5) any substance or material determined to be toxic, a pollutant or contaminant, under federal, state or local statute, law, ordinance, rule, or regulation or judicial or administrative order or decision, as same may be amended from time to time, (6) petroleum and refined petroleum products and distillates, (7) asbestos and asbestos-containing products, (8) radon, (9) flammable explosives, (10) polychlorinated biphenyls, (11) such other materials, substances or waste which are otherwise dangerous, hazardous, harmful or deleterious to human health or the environment, and which are not naturally occurring, and (12) any other substance that is regulated or classified as hazardous or toxic under any Environmental Law.

3.15 Insurance. Company maintains insurance underwritten by insurers of recognized financial responsibility, of the types and in the amounts that it reasonably believes is adequate for its business, including, but not limited to, insurance covering all real and personal property owned or leased by it against theft, damage, destruction, acts of vandalism and all other risks customarily insured against, with such deductibles as are customary for companies in the same or similar business, all of which insurance is in full force and effect.

3.16 Intellectual Property. Company owns or is licensed to use or otherwise possess legally enforceable rights to use all material patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets, applications and other unpatented or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks and trade names (collectively, “Proprietary Rights”) used in the conduct of its business as currently conducted. Company has the right to use all material Proprietary Rights owned by it and used in the conduct of its business as currently conducted without infringing the Proprietary Rights of any third party. Company has the right to use all material Proprietary Rights licensed to it and used in the conduct of its business as currently conducted without infringing the Proprietary Rights of any third party or violating the terms of any licensing or other agreement to which it is a party. To Company’s Knowledge, no Person is infringing upon any of the Proprietary Rights of Company, except where the infringement of or lack of a right to use such Proprietary Rights would not have any material impact on Company. No charges, claims or litigation have been asserted or, to Company’s Knowledge, threatened against Company contesting the right of Company to use, or the validity of, any of the Proprietary Rights used in the conduct of its business as currently conducted or challenging or questioning the validity or effectiveness of any license or agreement pertaining thereto or asserting the misuse thereof, and, to Company’s Knowledge, no valid basis exists for the assertion of any such charge, claim or litigation. All licenses and other agreements to which Company is a party relating to Proprietary Rights are in full force and effect and constitute valid, binding and enforceable obligations of Company subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles, as the case may be, and there have not been and there currently are not any defaults (or any event which, with notice or lapse of time, or both, would constitute a default) by Company under any license or other agreement affecting Proprietary Rights used in the conduct of its business as currently conducted, except for defaults, if any, which would not have any material impact on Company. Except as set forth in Section 3.16 of the Company Disclosure Schedule, the validity, continuation and effectiveness of all licenses and other agreements relating to the Proprietary Rights used in the conduct of Company’s business as currently conducted and the current terms thereof will not be affected by the Contemplated Transactions.

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3.17 Related Party Transactions.

(a) Except as part of the normal and customary terms of an individual’s employment or service as a director, and except as set forth in Section 3.17(a) of the Company Disclosure Schedule, Company is not a party to any extension of credit (as debtor, creditor, guarantor or otherwise), contract for goods or services, lease or other agreement with any (i) Affiliate of Company (ii) insider (or related interest of an insider) of Company, (iii) stockholder owning 5% or more of the outstanding BFHI Common Stock or related interest of such a stockholder, or (iv) to the Knowledge of Company, and other than credit and consumer banking transactions in the Ordinary Course of Business, employee of Company who is not an executive officer. For purposes of the preceding sentence, the term “Affiliate” shall have the meaning assigned in the Federal Reserve Board’s Regulation W, as amended, and the terms “insider,” “related interest,” and “executive officer” shall have the meanings assigned in the Federal Reserve Board’s Regulation O, as amended.

(b) Except as set forth in Section 3.17(b) of the Company Disclosure Schedule, Company is in material compliance with Sections 23A and 23B of the Federal Reserve Act, its implementing regulations, and the Federal Reserve Board’s Regulation O.

3.18 Brokers or Finders. Except for the Broker’s Fees disclosed in Section 3.18 of the Company Disclosure Schedule, neither Company nor any of its representatives has incurred any liability for brokerage or finders’ fees or agents’ commissions or other similar payments in connection with the Contemplated Transactions.

3.19 Company Information. The information relating to Company that is provided by Company or its representatives for inclusion in the Proxy Statement-Prospectus (included in the Form S-4), or in any application, notification or other document filed with any other Regulatory Agency or other Governmental Authority in connection with the Contemplated Transactions, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Proxy Statement-Prospectus relating to Company and other portions within the reasonable control of Company will comply in all material respects with the provisions of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder.

3.20 Legal Proceedings. There is no suit, action, investigation, claim, proceeding or review pending, or to the Knowledge of Company, threatened against or affecting Company or any of the current or former directors or executive officers of Company (and Company is not aware of any basis for any such suit, action or proceeding) (i) that involves a Governmental Authority, or (ii) that, individually or in the aggregate, and, in either case, is (A) material to Company or is reasonably likely to result in a material restriction on Company’s businesses or, after the Effective Time, the business of HBI, Centennial, Surviving Corporation or any of their Affiliates, or (B) reasonably likely to materially prevent or delay it from performing its obligations under, or consummating the transactions contemplated by, this Agreement. There is no material injunction, order, award, judgment, settlement, decree or regulatory restriction imposed upon or entered into by Company or the assets of Company (or that, upon consummation of the Merger, would apply to Purchaser or any of its affiliates).

3.21 Accounting and Internal Controls.

(a) The records, systems, controls, data and information of Company are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Company or its accountants (including all means of access thereto and therefrom), except for any nonexclusive ownership and nondirect control that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the system of internal accounting controls described below in this Section 3.21(a). Company has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

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(b) Since January 1, 2014, (A) neither Company nor, to the Knowledge of Company, any director, officer, auditor, accountant or representative of it has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or written claim regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Company or its respective internal accounting controls, including any material complaint, allegation, assertion or written claim that Company has engaged in questionable accounting or auditing practices, and (B) no attorney representing Company, whether or not employed by it, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by it or any of its officers or directors to its board of directors or any committee thereof or to any of its directors or officers.

3.22 Loan Matters.

(a) Section 3.22(a) of the Company Disclosure Schedule sets forth a list of (i) each loan that as of June 30, 2014, had an outstanding balance and/or unfunded commitment of $250,000 or more and that as of such date (A) was contractually past due 90 days or more in the payment of principal and/or interest, (B) was on non-accrual status, (C) was classified as “substandard,” “doubtful,” “loss,” “classified,” “criticized,” “credit risk assets,” “concerned loans,” “watch list,” “impaired” or “special mention” (or words of similar import) by Company, or any Governmental Authority, (D) as to which a reasonable doubt exists as to the timely future collectibility of principal and/or interest, whether or not interest is still accruing or the loans are less than 90 days past due, (E) where the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, (F) where a specific reserve allocation exists in connection therewith or (G) which is required to be accounted for as a troubled debt restructuring in accordance with ASC 310-40, and (ii) each asset of Company that as of June 30, 2014, was classified as “other real estate owned,” “other repossessed assets” or as an asset to satisfy loans, and the book value thereof as of such date. For each loan identified in accordance with the immediately preceding sentence, Section 3.22(a) of the Company Disclosure Schedule sets forth the outstanding balance, including accrued and unpaid interest, on each such loan and the identity of the borrower thereunder as of June 30, 2014.

(b) Since December 31, 2013, Company has not engaged in, and, to the Knowledge of Company, no third-party vendors (including outside law firms and other third-party foreclosure services providers, collectively, the “Mortgage Vendors”) used by Company has engaged in, directly or indirectly, (1) any foreclosures in material violation of any applicable law, including but not limited to the Servicemembers Civil Relief Act, or in material breach of any binding Regulatory Agreement or (2) the conduct referred to as “robo-signing” or any other similar conduct of approving or notarizing documents relating to mortgage loans that do not comply with any applicable law in all material respects.

(c) Since December 31, 2013, Company has not foreclosed upon, or taken a deed or title to, any real estate (other than single-family residential properties) without complying in all material respects with all applicable FDIC environmental due diligence standards (including FDIC Bulletin FIL-14-93, and update FIL-98-2006) or foreclosed upon, or taken a deed or title to, any such real estate if the environmental assessment indicates the liabilities under Environmental Laws are likely in excess of the asset’s value.

3.23 Community Reinvestment Act Compliance. Company is in compliance in all material respects with the applicable provisions of the Community Reinvestment Act of 1977 and the regulations promulgated thereunder and has received a Community Reinvestment Act rating of “satisfactory” in its most recently completed exam, and Company has no Knowledge of the existence of any fact or circumstance or set of facts or circumstances which would reasonably be expected to result in Company having its current rating lowered.

3.24 Investment Securities. Company has good and valid title to all securities held by it (except securities sold under repurchase agreements or held in any fiduciary or agency capacity) free and clear of any liens, except to the extent such securities are pledged in the ordinary course of business consistent with prudent business practices to secure obligations of Company and except for such defects in title or liens that would not be material to Company. Such securities are valued on the books of Company in accordance with GAAP.

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3.25 Regulatory Capitalization. The Company is “well-capitalized,” as such term is defined in the rules and regulations promulgated by the FDIC.

3.26 Allowance for Loan Losses. Broward Bank’s allowance for loan losses as reflected in the latest balance sheet included in the Audited Financial Statements was, in the opinion of management, as of the date thereof, in compliance with Broward Bank’s existing methodology for determining the adequacy of its allowance for loan losses as well as the standards established by applicable Governmental Authority, the Financial Accounting Standards Board and GAAP.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

Subject to such exceptions as are disclosed in the Purchaser Disclosure Schedule dated as of the date hereof, Purchaser hereby makes the following representations and warranties to Company as of the date hereof and as of the Closing Date.

4.1 Corporate Status and Authority; Non-Contravention.

(a) Status of Purchaser. HBI is a corporation duly organized, validly existing and in good standing under the laws of the State of Arkansas and is duly registered as a bank holding company under the BHCA. Centennial is a state bank duly organized, validly existing and in good standing under the laws of the State of Arkansas. Purchaser has the corporate power to own its property and conduct its business in the manner in which such business is now being conducted and has full power and capacity to enter into this Agreement, carry out the Contemplated Transactions to which it is a party, and duly observe and perform all its obligations contained in this Agreement.

(b) Due Authorization. The execution and delivery of this Agreement and all documents, instruments and agreements required to be executed and delivered by Purchaser pursuant to this Agreement and the completion and performance of the transactions and obligations contemplated by or contained in this Agreement have been duly authorized by all necessary organizational or corporate action on the part of Purchaser, and this Agreement has been duly executed and delivered by Purchaser and constitutes a legal, valid and binding obligation of Purchaser is enforceable in accordance with its terms. No other corporate proceedings, including any stockholder approvals, are necessary for the execution and delivery by the Purchaser of this Agreement, the performance by it or of its obligations hereunder or the consummation by it of the Contemplated Transactions.

(c) Non-contravention. Neither the execution and delivery of this Agreement nor the completion and performance of the Contemplated Transactions or compliance by the Purchaser with any of the provisions hereof will (i) contravene any of the provisions of Purchaser’s Articles of Incorporation or Bylaws, (ii) result in a material breach of or material default under, or contravene, any material indenture, contract, agreement or instrument to which Purchaser is a party or by which Purchaser is bound, or (iii) assuming the Purchaser Required Approvals are duly obtained, violate in any material respect any Legal Requirement or any judgment, ruling, order, writ, injunction or decree applicable to the Purchaser or any of its respective properties or assets.

4.2 Capitalization of Purchaser. The authorized capital stock of HBI consists of 100,000,000 shares of HBI Common Stock, of which 65,142,137 shares of HBI Common Stock were outstanding as of June 30, 2014. No other shares of capital stock of HBI are issued or outstanding. All of the outstanding shares of HBI Common Stock have been duly authorized and validly issued, are fully paid and nonassessable with no personal liability attaching to the ownership thereof, have been issued in full compliance with all federal and state securities laws and other Legal Requirements, were not issued in violation of or subject to any preemptive rights or other rights to subscribe for or purchase securities, and are free and clear of all encumbrances. The shares of HBI Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid and non-assessable and preemptive rights, with no personal liability attaching to the ownership thereof.

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4.3 Business Operations.

(a) Permits. Purchaser holds all Permits material to its business, including, without limitation and with respect to Centennial, all Permits required from the FDIC, to conduct a commercial banking business (each, a “Purchaser Material Permit”). All of the Purchaser Material Permits are validly issued, are in full force and effect and are being complied with by Purchaser. No notice of breach or default in respect of any Purchaser Material Permit has been received by Purchaser and there are no proceedings in progress, pending or threatened which would reasonably be expected to result in the cancellation, revocation, suspension or adverse alteration of any of them, and Purchaser is not aware of any existing matters or state of facts which is reasonably likely to give rise to any such notice or proceeding.

(b) Governmental Authorizations. Except for the filing of applications and notices with, and the receipt of consents, authorizations, approvals, exemptions or nonobjections from, as applicable, the Governmental Authorities set forth on Section 4.3 of the Purchaser Disclosure Schedule (the “Purchaser Required Approvals”), no consents, or approvals of or filings or registrations with any Governmental Authority are necessary on the part of Purchaser or its Affiliates in connection with the execution and delivery by Purchaser of this Agreement and the consummation by Purchaser of the Contemplated Transactions. As of the Agreement Date and as of the Closing Date, Purchaser does not know of any reason why any of the Purchaser Required Approvals will not be obtained or that any of the Purchaser Required Approvals will not be granted without imposition of a burdensome condition.

4.4 Regulatory Reports. Purchaser has filed with the FDIC, the Arkansas State Bank Department and any other applicable Governmental Authorities, as the case may be, in correct form in all material respects the reports, returns and filing information data required to be filed under any applicable Legal Requirement, including any and all federal and state banking authorities, and such reports were complete and accurate in all material respects and in compliance in all material respects with any applicable Legal Requirement. As of their respective dates (or, if amended, as of the date of such amendment), such reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

4.5 Deposits. All of the deposits held by Centennial (including the records and documentation pertaining to such deposits) have been established and are held in compliance in all material respects with (i) all applicable policies, practices and procedures of Centennial, and (ii) all applicable Legal Requirements, including anti-money laundering, anti-terrorism, or embargoed persons requirements. All of the deposits held by Centennial are insured to the maximum limit set by the FDIC and the FDIC premium and all assessments have been fully paid, and no proceedings for the termination or revocation of such insurance are pending, or, to the Knowledge of Purchaser, threatened.

4.6 Financial Matters.

(a) Purchaser’s Financial Statements. Purchaser’s audited financial statements for year ended December 31, 2013, were filed on February 28, 2014, with the Securities and Exchange Commission on Form 10-K (the “Purchaser Audited Financial Statements”). The Purchaser Audited Financial Statements (i) are true, accurate and complete in all material respects, (ii) have been prepared in accordance with GAAP and regulatory accounting principles consistently applied except as may be otherwise indicated in the notes thereto and (iii) fairly present in all material respects the financial condition of Purchaser as of the respective dates set forth therein and the results of operations, stockholders’ equity and cash flows of Purchaser for the respective periods set forth therein. The consolidated financial statements of Purchaser to be prepared after the Agreement Date and prior to the Closing (A) will be true, accurate and complete in all material respects, (B) will have been prepared in accordance with GAAP and regulatory accounting principles consistently applied except as may be otherwise indicated in the notes thereto and except with respect to unaudited financial statements for the omission of footnotes and (C) will fairly present in all material respects the financial condition of Purchaser as of the

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respective dates set forth therein and the results of operations, stockholders’ equity and cash flows of Purchaser for the respective periods set forth therein, subject in the case of unaudited financial statements to year-end adjustments (none of which would reasonably be expected to be material).

(b) Call Reports. Purchaser has previously delivered to Company a true and complete copy of the Call Report of Centennial for the period ending March 31, 2014. The financial statements contained in such Call Report (i) are true, accurate and complete in all material respects, (ii) have been prepared in accordance with GAAP and regulatory accounting principles consistently applied, except as may be otherwise indicated in the notes thereto and except for the omission of footnotes, and (iii) fairly present in all material respects the financial condition of Centennial as of the respective dates set forth therein and the results of operations and stockholders’ equity for the respective periods set forth therein, subject to year-end adjustments (none of which are reasonably expected to be material). The financial statements contained in the Call Reports of Centennial to be prepared after the Agreement Date and prior to the Closing (A) will be true, accurate and complete in all material respects, (B) will have been prepared in accordance with GAAP and regulatory accounting principles consistently applied, except as may be otherwise indicated in the notes thereto and except for the omission of footnotes, and (C) will fairly present in all material respects the financial condition of Centennial as of the respective dates set forth therein and the results of operations and stockholders’ equity for the respective periods set forth therein, subject to year-end adjustments (none of which are reasonably expected to be material).

(c) Systems and Processes. Purchaser has in place sufficient systems and processes that are customary for a bank of the size of Centennial and that are designed to (x) provide reasonable assurances regarding the reliability of Purchaser’s financial statements and (y) in a timely manner accumulate and communicate to Purchaser’s principal executive officer and principal financial officer the type of information that would be required to be disclosed in Purchaser’s financial statements. Neither the Purchaser, nor any employee, auditor, accountant or representative of the Purchaser, has received or otherwise had or obtained Knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the adequacy of such systems and processes or the accuracy or integrity of Purchaser’s financial statements.

(d) Auditor Independence. During the period covered by the Call Report, Purchaser’s external auditor was independent of Purchaser and its management. As of the date hereof, Purchaser’s external auditor has not resigned or been dismissed as a result of or in connection with any disagreements with Purchaser on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(e) Books and Records. The books and records of Purchaser have been and are being maintained in the Ordinary Course of Business in accordance and compliance with all applicable accounting requirements and Legal Requirements and are complete in all material respects to reflect corporate actions by Purchaser.

4.7 Tax Matters.

(a) Purchaser has filed all federal income tax returns and all other material tax returns required to be filed by it. All such tax returns were true, correct and complete in all material respects and accurately reflected in all material respects the taxable income (or other measure of tax) of Centennial.

(b) Purchaser has paid all material taxes required to be paid by it, its Subsidiaries or the consolidated, combined, affiliated, unitary or other tax group including Purchaser, whether or not shown on any tax return. Purchaser has established reserves in accordance with GAAP that are adequate for the payment of all taxes not yet due and payable with respect to its assets and operations.

(c) Purchaser has withheld and paid to the appropriate taxing authority all material taxes required to be withheld and paid, including in connection with any amounts owing to any employee, independent contractor, creditor, stockholder or other third party and all Forms W-2 and 1099 and any other forms required with respect thereto have been properly completed and timely filed.

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(d) Purchaser has not received from any taxing authority written notice of, and, to the Knowledge of Purchaser, there is not threatened, any audit, claim, action, suit, request for information, ruling, determination, investigation or administrative or judicial proceeding that is pending or being conducted with respect to taxes of Purchaser. Purchaser has not received from any taxing authority (including in jurisdictions in which Centennial or its Subsidiaries has not filed tax returns) written notice of, and, to the Knowledge of Purchaser, there is not threatened, any proposed assessment, adjustment or deficiency for any amount of taxes proposed, asserted, or assessed against Purchaser. Purchaser is not a party to or bound by any tax sharing, allocation or indemnification agreement or similar agreement or arrangement.

(e) During the five-year period ending on the Closing Date, Purchaser has not been a “distributing corporation” as the term is defined in Section 355 of the Code.

(f) Purchaser will not be required, for income tax purposes for any taxable period ending after the Closing Date, to include in its taxable income any item of income or gain or to exclude from its taxable income any item of deduction or loss as a result of any (i) change in method of accounting under Section 481(c) of the Code (or any corresponding or similar provision of state, local or foreign law) for a taxable period ending on or prior to the Closing Date, (ii) closing agreement under Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition occurring on or prior to the Closing Date, or (iv) prepaid amount received on or prior to the Closing Date for which adequate reserves have not been established in accordance with GAAP.

(g) There are no liens or encumbrances for taxes on any of the assets of Purchaser other than liens or encumbrances for taxes not yet due and payable.

(h) No written claim has been received in the last six years by Purchaser from a taxing authority in a jurisdiction where it does not file tax returns that it is or may be subject to taxation by that jurisdiction or should have been included in a combined, consolidated, affiliated, unitary or other group tax return of that jurisdiction.

(i) Purchaser has not engaged in any “reportable transactions” within the meaning of Treasury Regulations Section 1.6011-4(b).

4.8 Litigation and Claims. There are no material pending legal proceedings, current, pending or, to the knowledge of the Purchaser, threatened other than ordinary routine litigation incidental to its business, to which Purchaser is a party or of which any of its property is the subject.

4.9 Brokers or Finders. Except for the Broker’s Fees disclosed in Section 4.9 of the Purchaser Disclosure Schedule, neither Purchaser nor any of its representatives has incurred any liability for brokerage or finders’ fees or agents’ commissions or other similar payments in connection with the Contemplated Transactions.

4.10 Purchaser Information. The information relating to Purchaser that is provided by Purchaser or its representatives for inclusion in the Proxy Statement-Prospectus and Form S-4, or in any application, notification or other document filed with any other Regulatory Agency or other Governmental Authority in connection with the Contemplated Transactions, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Proxy Statement-Prospectus relating to Purchaser and other portions within the reasonable control of Purchaser and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act, and the rules and regulations thereunder.

4.11 Regulatory Capitalization. Centennial is, and following the completion of the Contemplated Transactions will be, “well-capitalized,” as such term is defined in the rules and regulations promulgated by the FDIC.

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4.12 Allowance for Loan Losses. Centennial’s allowance for loan losses as reflected in the latest balance sheet included in the Purchaser Audited Financial Statements was, in the opinion of management, as of the date thereof, in compliance with Centennial’s existing methodology for determining the adequacy of its allowance for loan losses as well as the standards established by applicable Governmental Authority, the Financial Accounting Standards Board and GAAP.

4.13 Investment Intent. HBI is acquiring the shares of BFHI Common Stock for its own account and not with the view toward distribution within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”), other than in compliance with all applicable Legal Requirements, including United States federal securities laws.

4.14 Non-reliance. Purchaser acknowledges and agrees that in entering into this Agreement it has not relied and is not relying on any representations, warranties or other statements whatsoever, whether written or oral (from or by Company or any Person acting on its behalf) other than those expressly set out in this Agreement (or other related documents referred to herein) and that it will not have any right or remedy rising out of any representation, warranty or other statement not expressly set out in this Agreement.

4.15 Community Reinvestment Act Compliance. HBI and each of its Subsidiaries that is an insured depositary institution is in compliance in all material respects with the applicable provisions of the Community Reinvestment Act of 1977 and the regulations promulgated thereunder and has received a Community Reinvestment Act rating of “satisfactory” in its most recently completed exam and HBI has no knowledge of the existence of any fact or circumstance or set of facts or circumstances which would reasonably be expected to result in HBI or any such Subsidiary having its current rating lowered.

ARTICLE V

PRE-CLOSING MATTERS AND OTHER COVENANTS

5.1 Operations until Closing. Except as expressly otherwise provided in this Agreement or as may be otherwise required by any Governmental Authority having jurisdiction of Company, unless otherwise agreed or consented to in writing by HBI, which agreement or consent shall not be unreasonably withheld or delayed, from the Agreement Date to the Closing:

(a) Conduct of Business. Company shall: (i) carry on and conduct its business in all material respects in the Ordinary Course consistent with past practice; (ii) use commercially reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships with, but not limited to, customers, suppliers and employees, and retain the services of its key officers and key employees; (iii) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of Company or Purchaser to obtain any necessary approvals of any Governmental Authority required for the Contemplated Transactions or to perform its covenants and agreements under this Agreement or to consummate the Contemplated Transactions; (iv) maintain its books and records in the usual, regular and ordinary manner; (v) renew and maintain liability insurance policies for Company with reasonably comparable coverage and amounts and terms and conditions which are not less advantageous than Company’s existing policy at an amount not to exceed more than 200% of the amount expended by Company for prior coverage; and (vi) provide to Purchaser and its employees, representatives and agents, reasonable access during normal business hours to Company’s personnel and its facilities and properties, to its books and records, and to all, or true copies of all, title documents, indentures, contracts, encumbrances, instruments, leases and other documents relating to its business, and furnish them with all such information relating to its business as Purchaser from time to time reasonably requests; provided that (A) all such materials shall be made available to Purchaser and its employees, representatives and agents at the premises of Company and may not be removed therefrom without Company’s consent, and (B) in exercising such access rights, Purchaser and its employees, representatives and agents shall not unduly disturb or interfere with the activities of the Company or Broward Bank’s customers.

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(b) Company Forbearances. Without prior approval of HBI, Company shall not: (i) enter into any new line of business or materially change its lending, investment, underwriting, risk and asset liability management, and other banking and operating policies, except as required by any applicable Legal Requirement or policies imposed by any Governmental Authority; (ii) make any capital expenditures outside the Ordinary Course of Business, other than as required pursuant to contracts already entered into; (iii) terminate, enter into, amend, modify or renew any Benefit Arrangement, Company Significant Agreement or Material Permit, other than in the Ordinary Course of Business; (iv) issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of Company’s stock or any additional options, warrants or other rights, grants or awards with respect to Company’s stock; (v) make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its capital stock; (vi) sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, businesses or properties, except for sales, transfers, mortgages, encumbrances or other dispositions or discontinuances in the Ordinary Course of Business consistent with past practice and in a transaction that individually or taken together with all other such transactions is not material to Company; (vii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for the obligations of, any other Person, provided that the Company may continue to purchase federal funds and borrow money from the Federal Home Loan Bank System, the Federal Reserve or any other Governmental Authority in a manner consistent with past practice; (viii) make, renew or amend any extension of credit, individually or in the aggregate with other extensions of credit to the same relationship, in excess of Two Hundred Fifty Thousand Dollars ($250,000); (ix) enter into, renew or amend any interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements, whether entered into for its account or for the account of a customer of it, except in the Ordinary Course of Business and consistent with past practice; (x) acquire (other than by way of foreclosures, acquisitions of control in a fiduciary or similar capacity, acquisitions of loans or participation interests, or in satisfaction of debts previously contracted in good faith, in each case in the Ordinary Course of Business and consistent with past practice) all or any portion of the assets, business, deposits or properties of any other Person; (xi) merge or consolidate with or into any legal entity, dissolve, liquidate, or otherwise terminate its existence; (xii) file any application to establish, or to relocate or terminate the operations of, any banking office; (xiii) amend the Company Articles or Company Bylaws or similar organizational documents for its Subsidiaries or otherwise add, amend or modify in any respect the duties or obligations of indemnification by Company with respect to any of its respective directors, officers, employees, agents or other Persons; (xiv) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable accounting requirements of a Governmental Authority; (xv) make, change or revoke any tax election, file any amended tax return (unless to correct an error with the prior written consent of HBI, such consent not to be unreasonably withheld or delayed), enter into any closing agreement, settle any tax audit, claim or assessment, surrender or reduce any right to claim a refund of taxes, agree to extend any statute of limitations relating to taxes, fail to duly and timely file with appropriate taxing authorities all tax returns required to be filed by or with respect to Company or fail to remit any taxes due, whether or not shown on any tax return; (xvi) without the prior written consent of HBI, such consent not to be unreasonably withheld or delayed, settle any action, suit, claim or proceeding against Company, except for any action, suit, claim or proceeding arising out of or in connection with this Agreement or the Contemplated Transactions or for any other action, suit, claim or proceeding that is settled in a manner consistent with past practice that would not (A) impose any material restriction on the business, after the Closing, of Purchaser or its Affiliates or (B) create precedent for claims that are reasonably likely to be material to the Company or, after the Closing, Purchaser or its Affiliates; (xvii) other than in the Ordinary Course of Business and consistent with past practice or as described in Section 5.1(b) of the Company Disclosure Schedule, terminate, enter into, amend, modify (including by way of interpretation) or renew any employment, consulting, severance, change in control or similar contract, agreement or arrangement with any director, officer, employee or consultant, other than in the Ordinary Course of Business and consistent with past practice, grant any salary or wage increase or increase any employee benefit, including incentive or bonus payments (or, with respect to any of the preceding, communicate any intention to take such action), except to make changes that are required by any applicable Legal Requirements; (xviii) terminate, enter into, establish, adopt, amend, modify (including by way of interpretation), make new grants or awards under or renew any Benefit Arrangement, except (A) as

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required by applicable Legal Requirements, or (B) to satisfy contractual obligations existing as of the date hereof described in Section 5.1(b) of the Company Disclosure Schedule; (xix) (A) grant, extend, amend (except as required in the diligent prosecution of the Proprietary Rights owned (beneficially, and of record where applicable) by or developed for Company, waive, or modify any material rights in or to, sell, assign, lease, transfer, license, let lapse, abandon, cancel, or otherwise dispose of, or extend or exercise any option to sell, assign, lease, transfer, license, or otherwise dispose of, any Proprietary Rights, or (B) fail to exercise a right of renewal or extension under any material agreement under which Company is licensed or otherwise permitted by a third party to use any Proprietary Rights (other than “shrink wrap” or “click through” licenses), unless Company obtains a substantially similar license or right to use such Proprietary Rights on terms as favorable as the terms under the existing agreement; (xx) participate in any program sponsored or administered by any Governmental Authority, which program is not part of the usual and customary banking business of Broward Bank; (xxi) engage in (or modify in a manner adverse to Company) any transactions with any Person known to be a shareholder of BFHI or any director or officer of Company (or any Affiliate of any such Person), other than transactions in the Ordinary Course of Business consistent with past practice, deposit relationships in the Ordinary Course of Business consistent with past practice and extensions of credit which are on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with Persons unaffiliated with Company and did not involve more than the normal risk of collectability or present other unfavorable features; (xxii) notwithstanding any other provision hereof, knowingly take, or knowingly omit to take, any action that would result in any of the conditions set forth in Article VI not being satisfied, or any action that would result in any of the representations and warranties of Company in this Agreement becoming untrue or prevent Company from performing its obligations under this Agreement or consummating the Closing; (xxiii) enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing; or (xxiv) enter into, or extend, any leases or rental agreements.

(c) Commitment. HBI hereby commits that, prior to obtaining approval from the Federal Reserve for Sub to merge with BFHI and for Broward Bank to merge with Centennial, HBI will not enforce any applicable subsections of Section 5.1(b) of the Agreement if by doing so, with respect to such subsection, HBI would exercise control over BFHI or Broward Bank as control is defined under 12 U.S.C. Section 1841(a)(2).

5.2 Confidentiality. Each party acknowledges that any information, materials and documentation it receives or observes pursuant to or as contemplated by the Contemplated Transactions, either before or after execution of this Agreement, is confidential; provided, however, that the foregoing shall not include information which (a) is or becomes available to the public other than as a result of a disclosure by the recipient party, (b) was known to the recipient party or in its possession prior to its disclosure to the recipient party, (c) becomes available to the recipient party from a source other than the disclosing party; provided that such source is not known by the recipient party to be bound by a confidentiality agreement with the disclosing party and is not otherwise prohibited from transmitting the information to the recipient party by a contractual, legal or fiduciary obligation, or (d) is or was developed independently by the recipient party without reference to confidential information provided by the disclosing party. Each party shall take, and shall cause its employees, representatives and agents to take, all reasonable steps and precautions to protect and maintain the confidentiality of such information, materials and documentation; provided that the foregoing will not prevent Purchaser from disclosing or making available to its and its Affiliates’ respective directors, officers, employees, members, partners, agents, representatives or advisors (including, without limitation, attorneys, accountants, insurers, rating agencies, consultants, bankers and financial advisors) any such information, materials and documentation on a confidential basis for the purpose of carrying out the Contemplated Transactions, or to the extent required by a Legal Requirement.

5.3 Return of Information. If the Contemplated Transactions pursuant to this Agreement are not completed, each party shall, upon the written request of the other party, return to the other party or destroy (such destruction to be confirmed in writing to the other party upon written request) all materials, documentation, data, records and other papers and copies thereof (whether on paper or in electronic, magnetic, photographic, mechanical or optical storage) relating to Purchaser or its Affiliates or to Company or its Affiliates which is confidential and which is

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in the possession of such party and maintain the confidentiality of all information or knowledge obtained from the other party, and not use any such information or knowledge for any purpose whatsoever; provided that a party may maintain such information to the extent required by applicable Legal Requirements or such party’s established document retention policies (including any requirement to retain e-mail on an automated e-mail archival system) or relating to the safeguarding or backup storage of electronic data or in connection with a legal dispute with the other party.

5.4 Consents and Approvals.

(a) Purchaser Required Approvals. Purchaser agrees to use commercially reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under any applicable Legal Requirement to consummate the Contemplated Transactions.

(b) Preparation of Applications. Subject to the terms and conditions of this Agreement, each of the parties to the Agreement agrees to use commercially reasonable best efforts to publish or cause to be published all required notices and prepare all necessary documentation and effect all necessary filings in order to obtain the Purchaser Required Approvals as promptly as practicable after the Agreement Date (but in no event later than 60 days following the Agreement Date). Purchaser and Company will cooperate with each other and will each furnish the other and the other’s counsel with all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any application, petition or any other statement or application made by or on behalf of Purchaser, Company or their respective Subsidiaries to any Governmental Authority in connection with the Contemplated Transactions. Purchaser and Company shall have the right to review and approve in advance all characterizations of the information relating to them and any of their respective Subsidiaries which appear in any filing made, or written materials submitted, in connection with the Contemplated Transactions with any Governmental Authority.

(c) Submission of Applications for Purchaser Required Approvals. Purchaser and Company shall use their commercially reasonable best efforts to:

i. cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry relating to the Purchaser Required Approvals, including but not limited to Purchaser, Company and their respective Subsidiaries cooperating and using commercially reasonable best efforts to make, on a timely basis, all registrations, filings and applications with, give all notices to, and obtain any approvals, orders, qualifications and waivers from a Governmental Authority necessary for the consummation of the transactions contemplated hereby; provided, however, that neither Company nor any of its Affiliates and neither Purchaser nor any of its Affiliates shall be required to commence or be a plaintiff in any litigation in connection with any such registration, filing, application, notice, approval, order, qualification or waiver;

ii. subject to any Legal Requirement, permit each other to review and discuss in advance, and consider in good faith the views of the other in connection with, any proposed written communication (or other correspondence or memoranda) or between any such party and any Governmental Authority relating to the other party; and

iii. promptly inform each other of and supply to each other any written communication (or other correspondence or memoranda) sent by them to, or received by them from any Governmental Authority, in each case regarding any of the Contemplated Transactions.

(d) Access and Investigation. Without in any way limiting anything else contained in this Agreement, Company shall, in connection with the procurement of any and all Purchaser Required Approvals, permit Purchaser and its representatives reasonable access to the properties and personnel of Company, and shall disclose and make available to Purchaser and its representatives all books, papers and records relating to the assets, stock ownership, properties, operations, obligations and liabilities of Company, including, without limitation, all books of account (including the general ledger), tax records, minute books of meetings of boards of

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directors (and any committees thereof) and stockholders, organizational documents, bylaws, material contracts and agreements, filings with any regulatory authority (except for any confidential portions thereof), accountants’ work papers, litigation files, loan files, plans affecting employees and any other business activities or prospects; provided, that such access shall be reasonably related to the procurement of the Purchaser Required Approvals hereunder and, in the reasonable opinion of Company, not unduly interfere with normal operations or violate any Legal Requirement. Without in any way limiting anything else contained in this Agreement, Company shall make their respective directors, officers, employees and agents and authorized representatives (including counsel and independent public accountants) available to confer with the other party and their representatives; provided, that such access shall be reasonably related to the procurement of the Purchaser Required Approvals hereunder and shall not unduly interfere with normal operations.

5.5 Public Announcements. Other than mutually agreed upon press releases and other materials to be issued upon the announcement of this Agreement or thereafter, with respect to which the parties shall cooperate in good faith to jointly prepare or communicate consistent with the joint communication policy of the parties, from and after the date hereof, neither party shall make any public announcement or public comment regarding this Agreement or the Contemplated Transactions without the prior written consent of the other party (which consent shall not be unreasonably withheld, delayed or conditioned), unless and only to the extent that (i) the furnishing or use of information is required in making any filing or obtaining any Governmental Authorization required for the consummation of the Contemplated Transactions or (ii) the furnishing or use of such information is required by Legal Requirements, legal proceedings or the rules or regulations of the SEC.

5.6 Preparation and Filing of Tax Returns; Taxes. Company shall timely prepare and file (or cause to be prepared and filed) Company tax returns, and shall prepare all Company tax returns in a manner consistent with prior practice unless otherwise required by applicable law or unless Purchaser consents to such different treatment, such consent not to be unreasonably withheld. Company shall provide (or cause to be provided) to Purchaser a copy of any Company tax return at least twenty (20) Business Days prior to the due date for filing such return, and Purchaser shall have ten (10) Business Days in which to review and comment on such return prior to the filing thereof. Company shall not unreasonably withhold its consent to reflect Purchaser’s comments on such returns to the extent permitted by applicable law. Purchaser and Company agree to report all transactions not in the ordinary course of business occurring on the Closing Date after the Closing on Purchaser’s federal and state income tax returns to the extent permitted by Treasury Regulations Section 1.1502-76(b)(1)(ii)(B).

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) Purchaser and Company shall promptly prepare and file with the SEC the Form S-4, in which the Proxy Statement-Prospectus will be included as promptly as practicable after the Agreement Date (but in no event later than 60 days following the Agreement Date). Each of Purchaser and Company shall use its commercially reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and BFHI shall thereafter mail or deliver the Proxy Statement-Prospectus to its shareholders. Purchaser shall also use its commercially reasonable best efforts to obtain all necessary state securities law or “blue sky” permits and approvals required to carry out the Contemplated Transactions, and Company shall furnish all information concerning Company and the holders of BFHI Common Stock as may be reasonably requested in connection with any such action.

(b) The parties shall cooperate with each other and use their respective commercially reasonable best efforts to promptly prepare and file all necessary documentation as promptly as practicable after the Agreement Date (but in no event later than 60 days following the Agreement Date), to effect all applications, notices, petitions

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and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Authorities that are necessary or advisable to consummate the Contemplated Transactions as soon as possible, and in any event no later than December 31, 2014, to the extent reasonably practicable, and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties or Governmental Authorities. Company and Purchaser shall have the right to review in advance and, to the extent practicable, each will consult the other on, in each case subject to applicable laws, all the non-confidential information relating to Company or Purchaser (excluding any confidential financial information relating to individuals), as the case may be, and any of their respective Subsidiaries, that appear in any filing made with, or written materials submitted to, any third party or any Governmental Authority in connection with the Contemplated Transactions. In exercising the foregoing right, each of the parties shall act reasonably and as promptly as practicable. The parties shall consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the Contemplated Transactions and each party will keep the other apprised of the status of matters relating to completion of the Contemplated Transactions. Each party shall consult with the other in advance of any meeting or conference with any Governmental Authority in connection with the Contemplated Transactions and to the extent permitted by such Governmental Authority, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences.

(c) Each of Purchaser and Company shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement-Prospectus, the Form S-4 or any other statement, filing, notice or application made by or on behalf of Purchaser, Company or any of their respective Subsidiaries to any Governmental Authority in connection with the Merger and the other Contemplated Transactions. Each of Purchaser and Company agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Proxy Statement-Prospectus and any amendment or supplement thereto will, at the date of mailing to shareholders and at the time of Company’s meeting of its shareholders to consider and vote upon approval of this Agreement, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading. Each of Purchaser and Company further agrees that if it becomes aware that any information furnished by it would cause any of the statements in the Form S-4 or the Proxy Statement-Prospectus to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take appropriate steps to correct the Form S-4 or the Proxy Statement-Prospectus.

(d) In furtherance and not in limitation of the foregoing, each of Purchaser and Company shall use its commercially reasonable best efforts to (i) avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing, and (ii) avoid or eliminate each and every impediment under any applicable law and resolve any questions or issues raised by any Governmental Authority so as to enable the Closing to occur as soon as possible, and in any event no later than March 31, 2015, including, without limitation, making expenditures and incurring costs, raising capital, divesting or otherwise disposing of businesses or assets of Purchaser, Company and their respective Subsidiaries, effecting the dissolution, internal merger or consolidation of Subsidiaries of Purchaser or Company effective upon the Effective Time, or enhancing internal controls (including by increasing staffing levels and external hires).

(e) Each of Purchaser and Company shall promptly advise the other upon receiving any communication from any Governmental Authority the consent or approval of which is required for consummation of the

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Contemplated Transactions that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval may be materially delayed.

6.2 Access to Information.

(a) Upon reasonable notice and subject to applicable laws, Company shall afford to the officers, employees, accountants, counsel, advisors, agents and other representatives of Purchaser, reasonable access, during normal business hours during the period prior to the Effective Time or the termination of this Agreement in accordance with its terms, to all its properties, books, contracts, commitments, personnel and records, and, during such period, Company shall make available to Purchaser (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking or insurance laws (other than reports or documents that Company is not permitted to disclose under applicable law), (ii) all other information concerning its business, properties and personnel as Purchaser may reasonably request and (iii) access to the necessary information (including Company’s own good faith estimates as available and third-party reports, if any, commissioned by Company at Purchaser’s request) in order to prepare a good faith estimate of the potential impact of Sections 280G and 4999 of the Code with respect to amounts potentially payable to senior executives of Company in connection with the consummation of the Contemplated Transactions. Upon the reasonable request of Purchaser, Company shall furnish such reasonable information about it and its business as is relevant to Company and the Company shareholders in connection with the Contemplated Transactions, including such title reports and environmental reports pertaining to Company Real Property not previously made available to Purchaser. Neither Company nor Purchaser, nor any of their Subsidiaries shall be required to provide access to or to disclose information to the extent such access or disclosure would jeopardize the attorney-client privilege of such party or its Subsidiaries (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the Agreement Date. The parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) No investigation by a party hereto or its representatives shall affect or be deemed to modify or waive any representations, warranties or covenants of the other party set forth in this Agreement.

6.3 Shareholder Approval.

(a) The board of directors of BFHI has resolved to recommend to BFHI’s shareholders that they approve this Agreement (the “BFHI Board Recommendation”) and, subject to Sections 6.7(b)-(c) and 8.1(c), will submit to BFHI’s shareholders this Agreement and any other matters required to be approved by its shareholders in order to carry out the intentions of this Agreement. Subject to Section 8.1(c), the Company shall duly take, in accordance with applicable law and the Company Articles and Company Bylaws, all action necessary to call, give notice of, convene and hold a meeting of its shareholders, as promptly as reasonably practicable after the Form S-4 is declared effective under the Securities Act by the SEC, for the purpose of obtaining the BFHI Shareholder Approval (the “BFHI Shareholder Meeting”). Subject to Sections 6.7(b)-(c) and 8.1(c), the board of directors of Company will include in the Proxy Statement-Prospectus the BFHI Board Recommendation and use all commercially reasonable best efforts to obtain from its shareholders the BFHI Shareholder Approval. Unless this Agreement is terminated in accordance with its terms, including pursuant to Section 8.1(c) hereof, nothing otherwise contained in this Agreement shall be deemed to relieve Company of its obligation to submit this Agreement to its shareholders for a vote. For purposes of this Agreement, “BFHI Shareholder Approval” shall mean the affirmative vote of a majority of all the votes entitled to be cast by holders of outstanding BFHI Common Stock.

(b) If on the date of the BFHI Shareholder Meeting, BFHI has not received proxies representing a sufficient number of shares of BFHI Common Stock to obtain the BFHI Shareholder Approval, BFHI shall adjourn the

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BFHI Shareholder Meeting until such date as shall be mutually agreed upon by BFHI and HBI, which date shall not be less than five (5) days nor more than ten (10) days after the date of adjournment, and subject to the terms and conditions of this Agreement shall continue to use all commercially reasonable best efforts, together with its proxy solicitor, to assist in the solicitation of proxies from shareholders relating to the BFHI Shareholder Approval.

6.4 NASDAQ Listing. HBI shall cause the shares of HBI Common Stock to be issued in the Merger to be authorized for listing on the NASDAQ Stock Exchange.

6.5 Employee Matters.

(a) Purchaser shall, or shall cause the Surviving Corporation to, provide each employee who is actively employed by Company on the Closing Date while employed by Purchaser or any of its Subsidiaries following the Effective Time (each a “Continuing Employee”) with employee benefits which, in the aggregate, are no less favorable than employee benefits provided by Purchaser to similarly situated employees of Purchaser; provided, however, that until such time as Purchaser shall cause Continuing Employees to participate in the benefit plans of Purchaser, a Continuing Employee’s continued participation in the Employee Benefit Plans shall be deemed to satisfy the foregoing provision of this sentence (it being understood that participation in Purchaser benefit plans may commence at different times with respect to each Employee Benefit Plan). Accordingly, Company shall cooperate with Purchaser to ensure that from the Closing Date through the next open enrollment date for Purchaser’s group health, dental, vision and life insurance plans, the Continuing Employees shall continue to be covered by Company’s group health, dental, vision and life insurance plans; provided, however, that Company shall terminate, effective as of the Effective Time, its plans and programs with respect to long term care and health savings accounts.

(b) Upon Continuing Employees’ enrollment in Purchaser’s employee benefit plans, such Continuing Employees will, consistent with the provisions of Section 6.5(a) above, become participants in all Purchaser’s employee benefit plans, practices, and policies on the same terms and conditions as similarly situated employees of Purchaser. Without limiting the generality of the foregoing, prior service credit for each of Continuing Employee’s service with Company, except as expressly provided otherwise herein, shall be given by Purchaser with respect to all Purchaser’s retirement plans, employee benefit plans, practices, and policies, including, but not limited to, vacations, sick leave and personal time, to the extent that such crediting of service does not result in duplication of benefits, but not for accrual of benefits under any defined benefit. If any Continuing Employee becomes eligible to participate in any Purchaser employee benefit plan, practice, or policy that provides medical, hospitalization or dental benefits, Purchaser shall (A) cause any pre-existing condition limitations or eligibility waiting periods under such Purchaser benefit plan to be waived with respect to such Continuing Employee and his or her covered dependents to the extent such limitation would have been waived or satisfied under the Employee Benefit Plan in which such Continuing Employee participated immediately prior to the Effective Time, and (B) recognize any health expenses incurred by such Continuing Employee and his or her covered dependents in the year that includes the Closing Date (or, if later, the year in which such Continuing Employee is first eligible to participate) for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such Purchaser benefit plan.

(c) Purchaser shall pay amounts due to Company’s three executive officers pursuant to the change in control provisions applicable under the employment agreements between such individuals and the Company; the total amounts with respect to the foregoing shall be as set forth on Section 6.5(c) of the Company Disclosure Schedule. The terms of employment of these individuals by Centennial shall be as mutually agreed upon by the parties.

(d) Prior to the Closing Date, Company’s board of directors (or the appropriate committee thereof) shall adopt resolutions and take such corporate action as is necessary to terminate Company’s 401(k) plan (the “Company 401(k) Plan”) and to ensure that the account balances of the participants in the Company 401(k) Plan

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are fully vested upon such plan termination, in each case effective as of the day prior to the Closing Date. Following the Effective Time and as soon as practicable following receipt of a favorable determination letter from the IRS on the termination of the Company 401(k) Plan, the assets thereof shall be distributed to the participants, and Purchaser shall take the action necessary (including the amendment of Purchaser’s 401(k) Plan (the “Purchaser 401(k) Plan”)) to permit the Continuing Employees to roll over any eligible rollover distributions (within the meaning of Section 401(a)(31) of the Code, including of loans) in cash or notes (in the case of loans) in an amount equal to the full account balance distributed to such Continuing Employee from the Company 401(k) Plan to the Purchaser 401(k) Plan. Each Continuing Employee shall be eligible immediately as of the Effective Time to participate in the Purchaser 401(k) Plan.

(e) Without limiting the generality of Section 9.10, the provisions of this Section 6.5 are solely for the benefit of the parties to this Agreement, and no current or former employee, independent contractor or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement. In no event shall the terms of this Agreement be deemed to (i) establish, amend, or modify any Employee Benefit Plan, Purchaser Benefit Plan or any “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by Purchaser, Company or any of their respective affiliates; (ii) alter or limit the ability of Purchaser or any of its Subsidiaries (including, after the Closing Date, the Surviving Corporation and its Subsidiaries) to amend, modify or terminate any Employee Benefit Plan, Purchaser Benefit Plan, employment agreement or any other benefit or employment plan, program, agreement or arrangement after the Closing Date; or (iii) confer upon any current or former employee, independent contractor or other service provider any right to employment or continued employment or continued service with Purchaser or any of its Subsidiaries (including, following the Closing Date, the Surviving Corporation and its Subsidiaries), or constitute or create an employment or other agreement with any employee, independent contractor or other service provider.

6.6 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, each of HBI and the Surviving Corporation shall indemnify and hold harmless each present and former director and officer of Company (in each case, when acting in such capacity) (collectively, the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, including the Contemplated Transactions to the same extent as such persons are indemnified or have the right to advancement of expenses pursuant to the Articles of Incorporation and Bylaws of Company and the Florida Business Corporation Act, in effect on the Agreement Date.

(b) Subject to the following sentence, for a period of six years following the Effective Time, HBI will provide director’s and officer’s liability insurance that serves to reimburse the present and former officers and directors of Company (determined as of the Effective Time) with respect to claims against such directors and officers arising from facts or events occurring before the Effective Time (including the Contemplated Transactions), which insurance will contain at least the same coverage and amounts, and contain terms and conditions no less advantageous to the Indemnified Party as that coverage currently provided by Company. Prior to the Effective Time and in lieu of the foregoing, Company will use commercially reasonable best efforts to purchase a tail policy for directors’ and officers’ liability insurance on the terms described in the prior sentence and fully pay for such policy prior to the Effective Time. To the extent the premium for the new or tail policy, as the case may be, exceeds $100,000, the Purchase Price shall be reduced by an amount equal to the difference between the cost of the premium and $100,000.

(c) Any Indemnified Party wishing to claim indemnification under Section 6.6(a), upon learning of any claim, action, suit, proceeding or investigation described above, will promptly notify HBI in writing; provided that failure to so notify will not affect the obligations of HBI under Section 6.6(a) unless and to the extent that HBI is actually and materially prejudiced as a consequence.

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(d) If HBI or any of its successors or assigns consolidates with or merges into any other entity and is not the continuing or surviving entity of such consolidation or merger or transfers all or substantially all of its assets to any other entity, then and in each case, HBI will cause proper provision to be made so that the successors and assigns of HBI will assume the obligations set forth in this Section 6.6.

6.7 No Solicitation.

(a) Company shall immediately cease, and Company shall cause each of its representatives to immediately cease, any discussions or negotiations with any parties conducted prior to the date hereof with respect to an Acquisition Proposal. After the execution and delivery of this Agreement, Company and its directors, executive officers and Subsidiaries shall not directly or indirectly, (i) solicit, initiate or encourage any inquiry with respect to, or the making of, any proposal that constitutes or could reasonably be expected to lead to an Acquisition Proposal, (ii) participate in any negotiations regarding an Acquisition Proposal with, or furnish any nonpublic information relating to an Acquisition Proposal to, any Person that has made or, to the Knowledge of Company, has indicated without solicitation that it is considering making an Acquisition Proposal, or (iii) engage in discussions regarding an Acquisition Proposal with any Person that has made, or, to the Knowledge of Company, without solicitation is considering making, an Acquisition Proposal, except to notify such Person of the existence of the provisions of this Section 6.7. Notwithstanding the foregoing, if at any time after the date hereof but before approval of this Agreement by the BFHI shareholders, (1) Company receives an unsolicited written Acquisition Proposal that BFHI’s board of directors believes in good faith to be bona fide, (2) such Acquisition Proposal was not the result of a violation of this Section 6.7, (3) BFHI’s board of directors determines in good faith (after receiving advice from outside counsel and its financial advisor) that such Acquisition Proposal constitutes a Superior Proposal and (4) BFHI board of directors determines in good faith (after receiving advice from outside counsel) that the failure to take the actions referred to in clause (x) or (y) below would be reasonably likely to violate its fiduciary duties under applicable law, then Company may (and may authorize its representatives to) (x) furnish nonpublic information regarding Company to the Person making such Acquisition Proposal (and its representatives) pursuant to a customary confidentiality agreement containing terms substantially similar to, and no less favorable to Company than, those contained in the LOI with Purchaser, and (y) participate in discussions and negotiations with the Person making such Acquisition Proposal.

(b) The board of directors of BFHI shall not (i) withhold, withdraw, amend, modify, change or qualify (or publicly propose to withhold, withdraw, amend, modify, change or qualify), in a manner adverse in any respect to the interests of Purchaser, its recommendation referred to in Section 6.3, or (ii) approve or recommend (or publicly propose to approve or recommend or announce its intention to approve, recommend or propose) any Acquisition Proposal (either (i) or (ii), an “Adverse Recommendation Change”). Company shall not, and the board of directors of BFHI shall not allow Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement relating to any Acquisition Proposal. Notwithstanding the foregoing, at any time before obtaining approval of the Merger by the BFHI shareholders, BFHI’s board of directors may, if BFHI’s board of directors determines in good faith (after receiving advice from outside counsel) that the failure to do so would be reasonably likely to violate its fiduciary duties under applicable law, taking into account all adjustments to the terms of this Agreement that may be offered by Purchaser under this Section 6.7(b), make an Adverse Recommendation Change or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement with respect to a Superior Proposal; provided that Company may not make any Adverse Recommendation Change in response to an Acquisition Proposal unless (x) Company shall not have breached this Section 6.7 in any respect and (y):

(i) BFHI’s board of directors determines in good faith (after receiving advice from outside counsel and its financial advisor) that such Acquisition Proposal is a Superior Proposal and such Superior Proposal has been made and has not been withdrawn and continues to be a Superior Proposal after taking into account all adjustments to the terms of this Agreement that may be offered by Purchaser under this Section 6.7(b);

(ii) Company has given Purchaser at least four (4) Business Days’ prior written notice of its intention to take such action, which notice shall specify the material terms and conditions of any such Superior

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Proposal (including the identity of the party making such Superior Proposal) and has contemporaneously provided an unredacted copy of the relevant proposed transaction agreements with the Person making such Superior Proposal; and

(iii) Before effecting such Adverse Recommendation Change or entering into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement with respect to a Superior Proposal, Company has negotiated, and has caused its representatives to negotiate, in good faith with Purchaser during such notice period to the extent Purchaser wishes to negotiate, to enable Purchaser to revise the terms of this Agreement to give Purchaser the opportunity to match or exceed the terms of the Acquisition Proposal such that such Acquisition Proposal would no longer constitute a Superior Proposal.

In the event of any material change to the terms of such Superior Proposal, Company shall, in each case, be required to deliver to Purchaser a new written notice, the notice period shall have recommenced and Company shall be required to comply with its obligations under this Section 6.7 with respect to such new written notice.

(c) In addition to the obligations of Company under Section 6.7(a) and Section 6.7(b), Company shall notify Purchaser promptly (but in no event later than 24 hours) after receipt of any Acquisition Proposal, or any material modification of or material amendment to any Acquisition Proposal, or any request for nonpublic information relating to Company or for access to the properties, books or records of Company by any Person that informs BFHI’s board of directors that it is considering making, or has made, an Acquisition Proposal. Such notice to Purchaser shall be made orally and in writing, and shall indicate the identity of the Person making the Acquisition Proposal or intending to make or considering making an Acquisition Proposal or requesting nonpublic information or access to the books and records of Company, and the material terms of any such Acquisition Proposal or modification or amendment to an Acquisition Proposal. Company shall keep Purchaser fully informed, on a current basis, of any material changes in the status and any material changes or modifications in the terms of any such Acquisition Proposal, indication or request. Company shall also promptly, and in any event within 24 hours, notify Purchaser, orally and in writing, if it enters into discussions or negotiations concerning any Acquisition Proposal in accordance with Section 6.7(a).

(d) Nothing contained in this Agreement shall prohibit Company from informing any Person of the existence of the provisions contained in this Section 6.7.

For purposes of this Agreement, an “Acquisition Proposal” means any proposal or offer other than this Agreement or any amendment hereto after the date hereof with respect to any Acquisition Transaction or any public announcement by any Person (which shall include any regulatory application or notice) of a proposal, plan or intention with respect to any Acquisition Transaction.

For purposes of this Agreement, an “Acquisition Transaction” means any of the following (other than the transactions contemplated hereby) involving Company: (a) any merger, consolidation, share exchange, business combination or other similar transaction; (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets that constitute a substantial portion of the assets of Company in a single transaction or series of transactions; or (c) any tender offer or exchange offer for 20% or more of the outstanding shares of its capital stock or the filing of a registration statement under the Securities Act, in connection therewith.

For purposes of this Agreement, a “Superior Proposal” means any unsolicited bona fide Acquisition Proposal (with the percentage set forth in or incorporated into the definition of such term changed from 20% to 50%) that BFHI’s board of directors determines in good faith (after receiving advice from outside counsel and its financial advisor), taking into account all legal, financial, regulatory and other aspects of the proposal and the Person (or group of Persons) making the proposal (including the Company Termination Fee and conditions to consummation), (A) if consummated, would be more favorable to the shareholders of BFHI from a financial point of view than the Contemplated Transactions (including taking into account any adjustment to the terms and conditions proposed by Purchaser in response to such proposal under Section 6.7 or otherwise) and (B) if accepted, is reasonably likely to be completed on the terms proposed on a timely basis.

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6.8 Takeover Laws. No party will take any action that would cause the Contemplated Transactions to be subject to requirements imposed by any Takeover Law and each of them will take all necessary steps within its control to exempt (or ensure the continued exemption of) those transactions from, or if necessary challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect. For purposes of this Agreement, “Takeover Laws” means any “moratorium,” “control share,” “fair price,” “interested stockholder” or other anti-takeover laws and regulations of any jurisdiction.

6.9 Financial Statements and Other Current Information. As soon as reasonably practicable after they become available, but in no event more than 15 days after the end of each calendar month ending after the date hereof, Company will furnish to Purchaser, and Purchaser will furnish to Company, (a) consolidated financial statements (including balance sheets, statements of operations and stockholders’ equity) of it or any of its Subsidiaries (to the extent available) as of and for such month then ended, (b) internal management reports showing actual financial performance against plan, and (c) to the extent permitted by applicable law, any reports provided to its board of directors or any committee thereof relating to the financial performance and risk management of it or any of its Subsidiaries.

6.10 Notification of Certain Matters. Company and Purchaser will give prompt notice to the other of any fact, event or circumstance known to it that (a) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (b) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII.

6.11 Company Preferred Securities. Company will cooperate with Purchaser with respect to effecting the redemption of Company’s preferred securities.

6.12 Formation of Sub; Accession. As soon as reasonably practicable after the date hereof, HBI shall form Sub as an Arkansas corporation and a wholly-owned subsidiary of HBI. Promptly after incorporating Sub, (x) HBI, as the sole shareholder of Sub, shall approve and adopt this Agreement, and (y) HBI shall cause Sub to accede to this Agreement by executing a signature page to this Agreement, after which time Sub shall be a party hereto for all purposes set forth herein. Notwithstanding any provisions herein to the contrary, the obligations of Sub to perform its covenants under this Agreement shall commence only at the time of its incorporation. Prior to the Effective Time, HBI shall take such actions as are reasonably necessary to cause the board of directors of Sub to unanimously approve this Agreement and declare it advisable for Sub to enter into this Agreement.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Shareholder Approval. The BFHI Shareholder Approval shall have been obtained.

(b) Form S-4. The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(c) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other law preventing or making illegal the consummation of the Merger or any of the other Contemplated Transactions shall be in effect.

(d) Regulatory Approvals. (i) The necessary regulatory approvals from the Federal Reserve and the Arkansas State Bank Department, and (ii) any other regulatory approvals set forth in Sections 3.3 and 4.3, the

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failure of which to be obtained would reasonably be expected to have a Material Adverse Effect on Purchaser or Company, in each case required to consummate the Contemplated Transactions, including the Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to as the “Requisite Regulatory Approvals”).

7.2 Conditions to Obligations of Purchaser. The obligation of Purchaser to effect the Merger is also subject to the satisfaction, or waiver by Purchaser, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. The representations and warranties of Company set forth in this Agreement shall be true and correct as of the Agreement Date and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the Agreement Date or another date shall be true and correct as of such date).

(b) Performance of Obligations of Company. Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time; and Purchaser shall have received a certificate signed on behalf of Company by the Chief Executive Officer or the Chief Financial Officer of BFHI to such effect.

(c) Tax Opinion. Purchaser shall have received an opinion of Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C., dated the Closing Date and based on facts, representations and assumptions described in such opinion, to the effect that the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C., will be entitled to receive and rely upon any customary certificates and representations of officers of Purchaser and Company.

(d) Legal Opinion. Purchaser shall have received an opinion from Company’s counsel as to the Company’s existence, due authorization and non-contravention consistent with the representations contained in Sections 3.1(a), (b) and (c) of this Agreement and containing an opinion that no Takeover Laws are applicable to this Agreement and the Contemplated Transactions.

(e) BFHI Stock Options. Company shall cause any BFHI Stock Options outstanding to be exercised or terminated at or prior to the Effective Time in accordance with Section 1.5.

(f) BFHI Stock Warrants. Company shall cause any BFHI Stock Warrants outstanding to be exercised and Company shall have received full payment of the exercise price therefor (at least $3,000,000 in the aggregate) on or before the Closing Date. Upon exercise of such BFHI Stock Warrants, the holder thereof shall receive shares of BFHI Common Stock, which shares of BFHI Common Stock would be eligible for the Merger Consideration on the same basis as all other shares of BFHI Common Stock. If Company has not received full payment of the aggregate exercise price (at least $3,000,000) on or before the Closing Date, Purchaser may, in its sole discretion, proceed with the Closing, but in such case the Purchase Price shall be reduced by an amount equal to 1.2 times the aggregate exercise price of the BFHI Stock Warrants for which payment was not received. If Purchaser elects not to reduce the Purchase Price as described above, and the Company demonstrates that the failure to meet the conditions of Section 7.2(f) is, after best efforts on the Company’s part, due to circumstances beyond the Company’s control, the Company may satisfy this condition by substituting dollar for dollar cash received through the exercise of stock options resulting in an aggregate increase in equity from stock warrant and stock option exercise of $3,000,000. A failure of this condition will not entitle the Purchaser to a Termination Fee pursuant to Section 8.3(b).

(g) Company Preferred Securities. Company shall have completed the redemption of any outstanding Company preferred securities prior to the Effective Time.

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7.3 Conditions to Obligations of Company. The obligation of Company to effect the Merger is also subject to the satisfaction or waiver by Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Purchaser set forth in this Agreement shall be true and correct as of the Agreement Date and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the Agreement Date or another date shall be true and correct as of such date).

(b) Performance of Obligations of Purchaser. Purchaser shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Company shall have received a certificate signed on behalf of Purchaser by the Chief Executive Officer or the Chief Financial Officer of HBI to such effect.

(c) Tax Opinion. Company shall have received an opinion dated the Closing Date and based on facts, representations and assumptions described in such opinion, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, issuer will be entitled to receive and rely upon customary certificates and representations of officers of Purchaser and Company.

(d) Fairness Opinion. Company shall have received a fairness opinion (the “Company Fairness Opinion”) to the effect that the Merger Consideration to be received by BFHI shareholders is fair to such shareholders from a financial point of view, and the Company Fairness Opinion shall not have been modified or withdrawn.

(e) Legal Opinion. Company shall have received an opinion from Purchaser’s counsel as to the Purchaser’s existence, due authorization and non-contravention consistent with the representations contained in Sections 4.1(a), (b) and (c) and containing an opinion that the HBI Common Stock to be issued as Merger Consideration, when issued and delivered upon the terms and conditions set forth in the Agreement, will be legally issued, fully paid, and nonassessable.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the shareholders of BFHI or HBI:

(a) Mutual Consent—by mutual consent of Company and Purchaser in a written instrument authorized by the boards of directors of BFHI and HBI;

(b) Either Party—by either Company or Purchaser:

(i) No Regulatory Approval—if any Governmental Authority that must grant a Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and nonappealable or any Governmental Authority of competent jurisdiction shall have issued a final and nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the Contemplated Transactions;

(ii) Delay—if the Merger shall not have been consummated on or before March 31, 2015; provided that if as of such date, the conditions to the Closing set forth in Section 7.1(d) shall not have been satisfied, then March 31, 2015, shall be extended to and including April 30, 2015, if either Company or Purchaser notifies the other party in writing on or prior to March 31, 2015, of its election to extend March 31, 2015, to April 30, 2015; provided, further that the right to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall not be available to any party whose failure to perform or observe the covenants and agreements of such party set forth in this Agreement resulted in the failure of the Merger to be consummated by April 30, 2015;

(iii) Breach—if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of Company, in the case of a termination by

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Purchaser, or on the part of Purchaser, in the case of a termination by Company, which breach, either individually or in the aggregate with other breaches by such party, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.2 or 7.3, as the case may be, and which is not cured within 30 days following written notice to the party committing such breach or by its nature or timing cannot be cured within such time period; provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein;

(iv) No BFHI Shareholder Approval—if the BFHI Shareholder Approval shall not have been obtained at the BFHI Shareholder Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken; provided, however, that no party may terminate this Agreement pursuant to this Section 8.1(b)(iv) if such party has breached in any material respect any of its obligations under this Agreement, in each case in a manner that caused the failure to obtain the BFHI Shareholder Approval at the BFHI Shareholder Meeting, or at any adjournment or postponement thereof;

(c) Superior Proposal—by Company, prior to such time as the BFHI Shareholder Approval is obtained, in order to enter into an agreement providing for a Superior Proposal; provided that the Company Termination Fee is paid to Purchaser in advance of or concurrently with such termination in accordance with Section 8.3(b);

(d) Dissenting Shares—by Purchaser, if holders of 5% or more of the outstanding shares of BFHI Common Stock are Proposed Dissenting Shares; or

(e) Failure to Recommend or Proceed to Closing—by Purchaser, if (i) Company shall have materially breached its obligations under Section 6.7; (ii) the board of directors of BFHI shall have failed to make a recommendation in favor of the Merger as required by Section 6.3; (iii) the board of directors of BFHI shall have recommended, proposed, or publicly announced its intention to recommend or propose to engage in a transaction resulting in a Superior Proposal; or (iv) Company shall have materially breached its obligations under Section 6.3 by failing to call, give notice of, convene and hold the BFHI shareholder meeting in accordance with Section 6.3.

8.2 Effect of Termination. In the event of termination of this Agreement by either Company or Purchaser as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Company, Purchaser, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever under this Agreement, or in connection with the Contemplated Transactions, except that (i) Sections 5.2, 8.2, 8.3, and 9.3 through 9.11 shall survive any termination of this Agreement, and (ii) neither Company nor Purchaser shall be relieved or released from any liabilities or damages arising out of its knowing breach of any provision of this Agreement (which, in the case of Company, shall include the loss to Company’s shareholders of the economic benefits of the Merger).

8.3 Fees and Expenses.

(a) General Fees. Except for the registration fee for the Form S-4 filing and other fees paid to the SEC in connection with the Merger, which shall be paid by Purchaser, all fees and expenses incurred in connection with the Merger, this Agreement, and the Contemplated Transactions (including costs and expenses of printing and mailing the Proxy Statement-Prospectus) shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

(b) Company Termination Fee. In the event that this Agreement is terminated by Company pursuant to Section 8.1(c) or terminated by Purchaser pursuant to Section 8.1(e), then Company shall pay Purchaser a fee, in immediately available funds, in the amount of One Million, Seven Hundred Thousand Dollars ($1,700,000.00) (the “Company Termination Fee”) in advance of or concurrently with such termination in the case of Company’s termination, or within two (2) business days after receipt of Purchaser’s notification of termination. Notwithstanding anything to the contrary in this Agreement, the payment of the Company Termination Fee pursuant to this Section 8.3 shall fully discharge the Company from, and be the sole and exclusive remedy of the Purchaser with respect to, any and all losses that may be suffered by the Purchaser based upon, resulting from or

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arising out of the circumstances giving rise to such termination of this Agreement pursuant to Section 8.1(c) or Section 8.1(e)(iii). In no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

8.4 Amendment. This Agreement may be amended by the parties, by action taken or authorized by their respective boards of directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of BFHI or HBI; provided, however, that after any approval of the Contemplated Transactions by such shareholders, there may not be, without further approval of such shareholders, any amendment of this Agreement that requires further approval under applicable law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

8.5 Extension; Waiver. At any time prior to the Effective Time, the parties, by action taken or authorized by their respective boards of directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

GENERAL PROVISIONS

9.1 Closing. On the terms and subject to conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place at such time and place as agreed upon by the parties (the “Closing Date”).

9.2 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for Section 6.6 and for those other covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time.

9.3 Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to Purchaser or Sub, to:

Home BancShares, Inc.

719 Harkrider, Suite 100

Conway, Arkansas 72032

Attention: C. Randall Sims

Telephone: (501) 328-4657

Facsimile: (501) 328-4697

with a copy to (which shall not constitute notice):

Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C.

425 W. Capitol Avenue, Suite 1800

Little Rock, Arkansas 72201

Attention: C. Douglas Buford, Jr.

Telephone: (501) 688-8866

Facsimile: (501) 918-7866

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(b)	if to Company, to:

Broward Financial Holdings, Inc.

101 Northeast 3rd Avenue

Fort Lauderdale, Florida 33301

Attention: John P. Seiler

Telephone: (954) 761-4900

Facsimile: (954) 761-4921

with a copy to (which shall not constitute notice):

Smith MacKinnon, P.A.

255 South Orange Avenue, Suite 1200

Orlando, Florida 32801

Attention: John P. Greeley

Telephone: (407) 843-7300

Facsimile: (407) 843-2448

9.4 Interpretation. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the Agreement Date. As used in this Agreement, the phrase “to the Knowledge of Company” or words of similar import means what is known or should have been known based on reasonable inquiry by any of Company’s officers listed on Section 9.4 of the Company Disclosure Schedule, and the phrase “to the Knowledge of Purchaser” or words of similar import means what is known or should have been known based on reasonable inquiry by any of Purchaser’s officers listed on Section 9.4 of the Purchaser Disclosure Schedule. All schedules and exhibits hereto shall be deemed part of this Agreement and included in any reference to this Agreement. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that any provision, covenant or restriction is invalid, void or unenforceable, it is the express intention of the parties that such provision, covenant or restriction be enforced to the maximum extent permitted.

9.5 Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

9.6 Entire Agreement. This Agreement (including the documents and the instruments referred to in this Agreement), together with the Voting Agreements, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement.

9.7 Governing Law; Jurisdiction; Prevailing Party. This Agreement shall be governed by and construed in accordance with the laws of the State of Arkansas, without giving effect to its principles of conflicts of laws. The parties hereto agree that any suit, action or proceeding brought by either party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court located in the State of Arkansas. Each of the parties hereto submits to the jurisdiction of any such court in any suit, action or proceeding seeking to enforce any provision of, or

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based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding. Each party hereto irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. If any legal action or other proceeding relating to this Agreement or the transactions contemplated hereby or the enforcement of any provision of the Agreement is brought by any party against the other party, the prevailing party in such action or proceeding shall be entitled to recover all reasonable expenses relating thereto (including reasonable attorneys’ fees and expenses, court costs and expenses incident to arbitration, appellate and post-judgment proceedings) from the other party, in addition to any other relief to which such prevailing party may be entitled.

9.8 Waiver of Jury Trial. Each party hereto acknowledges and agrees that any controversy that may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation, directly or indirectly, arising out of, or relating to, this Agreement, or the Contemplated Transactions. Each party certifies and acknowledges that (a) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (b) each party understands and has considered the implications of this waiver, (c) each party makes this waiver voluntarily, and (d) each party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 9.8.

9.9 Publicity. Neither Company nor Purchaser shall, and neither Company nor Purchaser shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement, or, except as otherwise specifically provided in this Agreement, any disclosure of nonpublic information to a third party, concerning, the Contemplated Transactions without the prior consent (which shall not be unreasonably withheld or delayed) of Purchaser, in the case of a proposed announcement, statement or disclosure by Company, or Company, in the case of a proposed announcement, statement or disclosure by Purchaser; provided, however, that either party may, without the prior consent of the other party (but after prior consultation with the other party to the extent practicable under the circumstances) issue or cause the publication of any press release or other public announcement to the extent required by law or by the rules and regulations of the SEC or NASDAQ.

9.10 Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by either of the parties (whether by operation of law or otherwise) without the prior written consent of the other party (which shall not be unreasonably withheld or delayed). Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the parties and their respective successors and permitted assigns. Except for (i) Section 6.6, which is intended to benefit each Indemnified Party and his or her heirs and representatives, and (ii) if the Effective Time occurs, the right of the holders of BFHI Common Stock to receive the Merger Consideration payable pursuant to this Agreement, (1) Purchaser and Sub, on the one hand, and Company, on the other hand, hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and (2) this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any Person other than the parties hereto any rights or remedies under this Agreement, including the right to rely upon the representations and warranties set forth herein.

9.11 Specific Performance; Time of the Essence. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to seek specific performance of the terms hereof, this being in addition to any other remedies to which they are entitled at law or equity. Time is of the essence for performance of the agreements, covenants and obligations of the parties herein.

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9.12 Disclosure Schedule. Before entry into this Agreement, Company delivered to Purchaser a schedule (a “Company Disclosure Schedule”) and Purchaser delivered to Company a schedule (“Purchaser Disclosure Schedule”), each of which sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Article III or Article IV, respectively, or to one or more covenants contained herein; provided, however, that notwithstanding anything in this Agreement to the contrary, (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect and (ii) the mere inclusion of an item as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would be reasonably likely to have a Material Adverse Effect.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

HOME BANCSHARES, INC. an Arkansas corporation

By:	/s/ C. Randall Sims
C. Randall Sims Chief Executive Officer

CENTENNIAL BANK an Arkansas state bank

By:	/s/ C. Randall Sims
C. Randall Sims Chief Executive Officer

BROWARD FINANCIAL HOLDINGS, INC. a Florida corporation

By:	/s/ Keith P. Costello
Keith P. Costello President and Chief Executive Officer

BROWARD BANK OF COMMERCE a Florida state bank

By:	/s/ Keith P. Costello
President and Chief Executive Officer

Acceded as to of , 2014

HOMB ACQUISITION SUB II, INC.
an Arkansas corporation

By:

Name:

Title:

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EXHIBIT A

FORM OF VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is dated as of July 30, 2014, by and between the undersigned holder (“Shareholder”) of Common Stock, $1.00 par value per share, of Broward Financial Holdings, Inc., a Florida corporation (“Company”), and Home BancShares, Inc., an Arkansas corporation (“HBI”) and Centennial Bank, an Arkansas state bank (“Centennial”) (HBI and Centennial are collectively referred to herein as “Purchaser”). All capitalized terms used but not defined herein shall have the meanings assigned to them in the Merger Agreement (defined below).

WHEREAS, concurrently with the execution of this Agreement, HBI, Centennial, Company, Company’s bank subsidiary, Broward Bank of Commerce, and HOMB Acquisition Sub II, Inc., (“Sub”) are entering into an Agreement and Plan of Merger (as such agreement may be subsequently amended or modified, the “Merger Agreement”), pursuant to which Sub will merge with and into Company, with Company as the surviving entity (the “Merger”), and in connection with the Merger, each outstanding share of BFHI Common Stock will be converted into the right to receive the Merger Consideration;

WHEREAS, Shareholder beneficially owns the number of shares of Company Common Stock as indicated on the signature page of this Agreement under the heading “Total Number of Shares of Company Common Stock Subject to this Agreement” (such shares, together with any additional shares of Company Common Stock subsequently acquired by Shareholder during the term of this Agreement, including through the exercise of any stock option or other equity award, warrant or similar instrument, being referred to collectively as the “Shares”);

WHEREAS, it is a material inducement to the willingness of Purchaser to enter into the Merger Agreement that Shareholder execute and deliver this Agreement.

NOW, THEREFORE, in consideration of, and as a material inducement to, Purchaser entering into the Merger Agreement and proceeding with the transactions contemplated thereby, and in consideration of the expenses incurred and to be incurred by Purchaser in connection therewith, Shareholder and Purchaser agree as follows:

Section 1. Agreement to Vote Shares. Shareholder agrees that, while this Agreement is in effect, at any meeting of shareholders of Company, however called, or at any adjournment thereof, or in any other circumstances in which Shareholder is entitled to vote, consent or give any other approval, except as otherwise agreed to in writing in advance by Purchaser, Shareholder shall:

(a)	appear at each such meeting in person or by proxy; and

(b)	vote (or cause to be voted), in person or by proxy, all the Shares that are beneficially owned by Shareholder or as to which Shareholder has, directly or indirectly, the sole right to vote or direct the voting, (i) in favor of adoption and approval of the Merger Agreement and the transactions contemplated thereby (including any amendments or modifications of the terms thereof approved by the board of directors of Company and adopted in accordance with the terms thereof); (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Company contained in the Merger Agreement or of Shareholder contained in this Agreement; and (iii) against any Acquisition Proposal or any other action, agreement or transaction that is intended, or could reasonably be expected, to impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect consummation of the transactions contemplated by the Merger Agreement or this Agreement.

Shareholder further agrees not to vote or execute any written consent to rescind or amend in any manner any prior vote or written consent, as a shareholder of Company, to approve or adopt the Merger Agreement unless this Agreement shall have been terminated in accordance with its terms.

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Section 2. No Transfers. While this Agreement is in effect, Shareholder agrees not to, directly or indirectly, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract option, commitment or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any of the Shares, except the following transfers shall be permitted: (a) transfers by will or operation of law, in which case this Agreement shall bind the transferee, (b) transfers pursuant to any pledge agreement, subject to the pledgee agreeing in writing, prior to such transfer, to be bound by the terms of this Agreement, (c) transfers in connection with estate and tax planning purposes, including transfers to relatives, trusts and charitable organizations, subject to each transferee agreeing in writing, prior to such transfer, to be bound by the terms of this Agreement, and (d) such transfers as Purchaser may otherwise permit in its sole discretion, and further provided that notwithstanding anything to the contrary in this Agreement, Shares that are pledged to secure a credit facility as of the Agreement Date may continue to be pledged to secure a credit facility. Any transfer or other disposition in violation of the terms of this Section 3 shall be null and void.

Section 3. Representations and Warranties of Shareholder. Shareholder represents and warrants to and agrees with Purchaser as follows:

(a)	Shareholder has all requisite capacity and authority to enter into and perform his, her or its obligations under this Agreement.

(b)	This Agreement has been duly executed and delivered by Shareholder, and assuming the due authorization, execution and delivery by Purchaser, constitutes the valid and legally binding obligation of Shareholder enforceable against Shareholder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(c)	The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of his, her or its obligations hereunder and the consummation by Shareholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which Shareholder is a party or by which Shareholder is bound, or any statute, rule or regulation to which Shareholder is subject or, in the event that Shareholder is a corporation, partnership, trust or other entity, any charter, bylaw or other organizational document of Shareholder.

(d)	Shareholder is the record and beneficial owner of, or is the trustee that is the record holder of, and whose beneficiaries are the beneficial owners of, the Shares. The Shares do not include shares over which Shareholder exercises control in a fiduciary capacity for any other person or entity that is not an Affiliate of Shareholder, and no representation by Shareholder is made with respect thereto. Shareholder has the right to vote the Shares, and none of the Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Shares, except as contemplated by this Agreement.

Section 4. No Solicitation. From and after the date hereof until the termination of this Agreement pursuant to Section 7 hereof, Shareholder, in his, her or its capacity as a shareholder of Company, shall not, nor shall such Shareholder authorize any partner, officer, director, advisor or representative of, such Shareholder or any of his, her or its Affiliates to (and, to the extent applicable to Shareholder, such Shareholder shall use commercially reasonable efforts to prohibit any of his, her or its representatives or Affiliates to), (a) initiate, solicit, induce or knowingly encourage, or knowingly take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (b) participate in any discussions or negotiations regarding any Acquisition Proposal, or furnish, or otherwise afford access, to any person (other than Purchaser) any information or data with respect to Company or otherwise relating to an Acquisition Proposal, (c) enter into any agreement, agreement in principle, letter of intent, memorandum of understanding or similar arrangement with respect to an Acquisition Proposal, (d) solicit proxies with respect to an Acquisition Proposal (other than the Merger Agreement) or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely

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consummation of the Merger in accordance with the terms of the Merger Agreement, or (e) initiate a shareholders’ vote or action by consent of Company’s shareholders with respect to an Acquisition Proposal.

Section 5. Irrevocable Proxy. Subject to the last sentence of this Section 5, by execution of this Agreement, Shareholder does hereby appoint Purchaser with full power of substitution and resubstitution, as Shareholder’s true and lawful attorney and irrevocable proxy, to the full extent of Shareholder’s rights with respect to the Shares, to vote, if Shareholder is unable to perform his, her or its obligations under this Agreement, each of such Shares that Shareholder shall be entitled to so vote with respect to the matters set forth in Section 1 hereof at any meeting of the shareholders of Company, and at any adjournment or postponement thereof, and in connection with any action of the shareholders of Company taken by written consent. Shareholder intends this proxy to be irrevocable and coupled with an interest hereafter until the termination of this Agreement pursuant to the terms of Section 8 hereof, and hereby revokes any proxy previously granted by Shareholder with respect to the Shares. This irrevocable proxy shall automatically terminate upon the termination of this Agreement.

Section 6. Specific Performance; Remedies; Attorneys’ Fees. Shareholder acknowledges that it is a condition to the willingness of Purchaser to enter into the Merger Agreement that Shareholder execute and deliver this Agreement and that it will be impossible to measure in money the damage to Purchaser if Shareholder fails to comply with the obligations imposed by this Agreement and that, in the event of any such failure, Purchaser will not have an adequate remedy at law or in equity. Accordingly, Shareholder agrees that injunctive relief or other equitable remedy is the appropriate remedy for any such failure and will not oppose the granting of such relief on the basis that Purchaser has an adequate remedy at law. Shareholder further agrees that Shareholder will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with Purchaser’s seeking or obtaining such equitable relief. In addition, after discussing the matter with Shareholder, Purchaser shall have the right to inform any third party that Purchaser reasonably believes to be, or to be contemplating, participating with Shareholder or receiving from Shareholder assistance in violation of this Agreement, of the terms of this Agreement and of the rights of Purchaser hereunder, and that participation by any such persons with Shareholder in activities in violation of Shareholder’s agreement with Purchaser set forth in this Agreement may give rise to claims by Purchaser against such third party. If any legal action or other proceeding relating to this Agreement or the transactions contemplated hereby or the enforcement of any provision of this Agreement is brought by any party against the other party, the prevailing party in such action or proceeding shall be entitled to recover all reasonable expenses relating thereto (including reasonable attorneys’ fees and expenses, court costs and expenses incident to arbitration, appellate and post-judgment proceedings) from the other party, in addition to any other relief to which such prevailing party may be entitled.

Section 7. Term of Agreement; Termination. The term of this Agreement shall commence on the date hereof. This Agreement may be terminated at any time prior to consummation of the transactions contemplated by the Merger Agreement by the written agreement of the parties hereto, and shall be automatically terminated upon termination of the Merger Agreement. Upon such termination, no party shall have any further obligations or liabilities hereunder; provided, however, that such termination shall not relieve any party from liability for any breach of this Agreement prior to such termination.

Section 8. Entire Agreement; Amendments. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provision hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

Section 9. Severability. In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity,

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illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their reasonable best efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.

Section 10. Capacity as Shareholder. This Agreement shall apply to Shareholder solely in his or her capacity as a shareholder of Company and it shall not apply in any manner to Shareholder in his or her capacity as a director, officer or employee of Company. Nothing contained in this Agreement shall be deemed to apply to, or limit in any manner, the obligations of Shareholder to comply with his or her fiduciary duties as a director or officer of Company, if applicable.

Section 11. Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the internal, substantive laws of the State of Arkansas, without regard for the law or principles of conflict of laws.

Section 12. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT. EACH OF THE PARTIES HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 13.

Section 13. Waiver of Appraisal Rights; Further Assurances. Provided that the Merger is consummated in compliance with the terms of the Merger Agreement, that the consideration offered pursuant to the Merger is not less than that specified in the Merger Agreement executed on or about the date hereof, and that this Agreement has not been terminated in accordance with its terms, to the extent permitted by applicable law, Shareholder hereby waives any rights of appraisal or rights to dissent from the Merger or demand fair value for his or her Shares in connection with the Merger, in each case, that Shareholder may have under applicable law. From time to time prior to the termination of this Agreement, at Purchaser’s request and without further consideration, Shareholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or desirable to effect the actions and consummate the transactions contemplated by this Agreement. Shareholder further agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against HBI, Centennial, Company, or any of their respective successors relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the Merger.

Section 14. Disclosure. Shareholder hereby authorizes Company and Purchaser to publish and disclose in any announcement or disclosure required by the Securities and Exchange Commission and in the Proxy Statement-Prospectus such Shareholder’s identity and ownership of the Shares and the nature of Shareholder’s obligations under this Agreement.

Section 15. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

Section 16. Superior Proposal. Notwithstanding any of the provisions of this Agreement, the obligations of the Shareholder under this Agreement shall not be applicable in connection with an Acquisition Transaction that is a Superior Proposal, provided that the Company has complied with the terms and conditions of Section 6.7 of the Merger Agreement.

[Signature Page Follows.]

Appendix A – Page 49

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

SHAREHOLDER:

(NOTE: If Other than an Individual Shareholder, Print or Type Name of Individual Signing the Voting Agreement and Representative Capacity)

Total Number of Shares of Company Common Stock Subject to this Agreement:

HOME BANCSHARES, INC. an Arkansas corporation

By:
C. Randall Sims
Chief Executive Officer

CENTENNIAL BANK an Arkansas state bank

By:
C. Randall Sims
Chief Executive Officer

Appendix A – Page 50

APPENDIX B

OPINION OF HOVDE GROUP LLC

July 28, 2014

Board of Directors

Broward Financial Holdings, Inc.

101 Northeast Third Avenue, 21st Floor

Fort Lauderdale, FL 33301

Dear Members of the Board:

Hovde Group, LLC (“we” or “Hovde”) understand that Home BancShares, Inc., an Arkansas corporation (“HBI”), Centennial Bank, an Arkansas state bank (“Centennial”) (HBI and Centennial are collectively referred to herein as the “Purchaser”), Broward Financial Holdings, Inc., a Florida corporation (“BFHI”), and Broward Bank of Commerce, a Florida state bank (“Broward Bank”) (BFHI and Broward Bank are collectively referred to as the “Company”), and HOMB Acquisition Sub II, Inc., an Arkansas corporation (“Sub”) are about to enter into an Agreement and Plan of Merger to be dated on or about July 28, 2014 (the “Agreement”). Pursuant to the Agreement, the Sub will merge with and into BFHI (the “Merger”), with BFHI as the surviving corporation. We further understand that following the Merger and as part of a single integrated transaction, Purchaser shall cause Broward Bank to be merged with and into Centennial (the “Second-Step Merger,” and together with the Merger, the “Mergers”), with Centennial as the surviving corporation in the Second-Step Merger.

Pursuant and subject to the terms and conditions of the Agreement, each Exchangeable Share (as defined in the Agreement) issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled in accordance with Section 1.4(b)(ii) of the Agreement and other than Dissenting Shares, which shall be treated as set forth in Section 1.4(e) of the Agreement), shall be converted into the right to receive: (i) the applicable number of whole shares of HBI Common Stock equal to (x) the Exchange Ratio multiplied by the number of Exchanged Shares represented by the surrendered Certificate(s) or Book-Entry Shares, less (y) any resulting fractional shares of HBI Common Stock, (ii) any cash in lieu of such resulting fractional shares of HBI Common Stock, and (iii) an amount of cash equal to the Per-Share Cash Consideration multiplied by the number of Exchanged Shares represented by the Certificate(s) or Book Entry Shares (collectively, the “Merger Consideration”). Approximately 90% of the value of the Merger Consideration will consist of HBI Common Stock and 10% will consist of cash.

We note that pursuant to the Agreement, the Purchase Price (as defined in the Agreement) shall be equal to $33,060,001, plus 1.8 times the Adjusted Third Quarter Net Income (as defined in the Agreement) of the Company. Since the Company’s Adjusted Third Quarter Net Income and the actual Purchase Price amount derived from those figures, cannot be determined until dates after the date of this opinion, potential future adjustments in the Merger Consideration attributable to changes in actual Adjusted Third Quarter Net Income and Purchase Price, if any, cannot be predicted with precision. However, in determining estimates of the Merger Consideration to be received by holders of Exchangeable Shares in the Merger, you have instructed us to assume for purposes of this opinion that the Adjusted Third Quarter Net Income would be $500 thousand as of the Effective Time, and the Purchase Price would be $33,960,001. We have assumed that these amounts are reasonable estimates or projections of the corresponding actual amounts as of the date the Merger Consideration will be determined, and that any difference between actual Adjusted Third Quarter Net Income, Purchase Price and Merger Consideration amounts assumed in this letter would be immaterial. Accordingly, based on these assumptions, the holders of Exchangeable Shares will have the right to estimated Merger Consideration with a value of approximately $33,960,001.

The foregoing descriptions of the Merger Consideration, Purchase Price, and the Agreement, are qualified in their entirety by reference to the Agreement. Capitalized terms used herein that are not otherwise defined shall

Appendix B – Page 1

have the same meanings attributed to them in the Agreement. In connection therewith, you have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the shareholders of BFHI. This opinion addresses only the fairness of the Merger Consideration to be received in the Merger, and we are not opining on the individual cash or stock components of the Merger Consideration.

During the course of our engagement and for the purposes of the opinion set forth herein, we have:

(i)	reviewed a draft of the Agreement dated July 23, 2014, as provided to Hovde by the Company;

(ii)	reviewed certain unaudited financial statements for the Company and the Purchaser for the six-month period ended June 30, 2014;

(iii)	reviewed certain historical annual reports of each of the Company and the Purchaser, including audited annual reports for the Company and the Purchaser for the year ending December 31, 2013;

(iv)	reviewed certain historical publicly available business and financial information concerning each of the Company and the Purchaser;

(v)	reviewed certain internal financial statements and other financial and operating data concerning of the Company, including, without limitation, internal financial analyses and forecasts prepared by management of the Company, and held discussions with senior management of the Company regarding recent developments and regulatory matters;

(vi)	analyzed financial projections prepared by certain members of senior management of the Company;

(vii)	discussed with certain members of senior management of the Company, the business, financial condition, results of operations and future prospects of the Company, as well as the history and past and current operations of the Company, the Company’s historical financial performance and the Company outlook and future prospects;

(viii)	reviewed the terms of recent merger, acquisition and control investment transactions, to the extent publicly available, involving financial institutions and financial institution holding companies that we considered relevant;

(ix)	assessed the general economic, market and financial conditions;

(x)	analyzed the pro forma impact of the Merger on the combined company’s earnings per share, consolidated capitalization and financial ratios;

(xi)	taken into consideration our experience in other similar transactions and securities valuations as well as our knowledge of the banking and financial services industry;

(xii)	reviewed and analyzed certain publicly available financial and stock market data relating to selected public companies that Hovde deemed relevant to its analysis;

(xiii)	discussed with management of the Company, their assessment of the rationale for the Merger; and

(xiv)	performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed, without independent verification, that the representations as well as the financial and other information provided to us by the Company or included in the Agreement, which has formed a substantial basis for this opinion, are true and complete. Hovde has relied upon the management of the Company as to the reasonableness and achievability of the financial forecasts and projections (and the assumptions and bases therein) provided to Hovde by the Company, and Hovde assumed such forecasts and projections have been reasonably prepared by the Company on a basis reflecting the best currently available information and the Company’s judgments and estimates. We have assumed that such forecasts would be realized in the amounts and at the times contemplated thereby. Hovde has relied on these forecasts without independent verification or analyses and does not in any respect assume any responsibility for the accuracy or completeness thereof.

Appendix B – Page 2

We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto. We have assumed that such allowances for the Company and the Purchaser are, in the aggregate, adequate to cover such losses, and will be adequate on a pro forma basis for the combined entity. We were not requested to make, and have not made, an independent evaluation, physical inspection or appraisal of the assets, properties, facilities, or liabilities (contingent or otherwise) of the Company or the Purchaser, the collateral securing any such assets or liabilities, or the collectability of any such assets and we were not furnished with any such evaluations or appraisals; nor did we review any loan or credit files of the Company or the Purchaser.

We have assumed that the Merger will be consummated substantially in accordance with the terms set forth in the Agreement, without any waiver of material terms or conditions by the Company, or any other party to the Agreement and that the final Agreement will not differ materially from the draft we reviewed. We have assumed that the Merger has been, and will be, conducted in compliance with all laws and regulations that are applicable to the Company and the Purchaser. The Company has advised us that there are no factors that would impede any necessary regulatory or governmental approval of the Merger. We have assumed that, in the course of obtaining the necessary regulatory and governmental approvals, no restrictions will be imposed on the Company or on the Purchaser that would have a material adverse effect on the contemplated benefits of the Merger.

Our opinion does not constitute a recommendation to the Company as to whether or not such the Company should enter into the Agreement or to any shareholders of the Company as to how such shareholders should vote at any meetings of shareholders called to consider and vote upon the Merger. Our opinion neither addresses the underlying business decision to proceed with the Merger nor the fairness of the amount or nature of the compensation, if any, to be received by any of the officers, directors or employees of the Company, or class of such persons, relative to the amounts of consideration to be paid with respect to the Merger. Our opinion should not be construed as implying that the Merger Consideration to be paid in connection with the Merger is necessarily the highest or best price that could be obtained in the Merger or in a sale, merger, or combination transaction with a third party. Other than as specifically set forth herein, we are not expressing any opinion with respect to the terms and provisions of the Agreement and/or the enforceability of any such terms or provisions. Our opinion is not a solvency opinion and does not in any way address the solvency or financial condition of the Company.

This opinion was approved by Hovde’s fairness opinion committee. This letter is directed solely to the board of directors of BFHI and is not to be used for any other purpose or quoted or referred to, in whole or in part, in any registration statement, prospectus, proxy statement, or any other document, except in each case in accordance with our prior written consent; provided, however, that we hereby consent to the inclusion and reference to this letter in any registration statement, proxy statement, information statement or tender offer document to be delivered to the holders of the BFHI’s common stock in connection with the Merger if and only if this letter is quoted in full or attached as an exhibit to such document and this letter has not been withdrawn prior to the date of such document.

Our opinion is based solely upon the information available to us, and the economic, market and other circumstances as they exist as of the date hereof. Events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring or information that becomes available after the date hereof. No assurance can be given that adjustments to the consideration to be paid in the Merger will not be required by the actual results of operations of the Company after June 30, 2014.

Hovde, as part of its investment banking business, regularly performs valuations of businesses and their securities in connection with mergers and acquisitions and other corporate transactions. In addition to being retained to render this opinion letter, we were retained by the Company to act as their financial advisor in connection with the Merger.

Appendix B – Page 3

We will receive compensation from the Company in connection with our services, which may include, without limitation, a fairness opinion fee that is contingent upon the issuance of this opinion letter. Further, the Company has agreed to indemnify us and our affiliates for certain liabilities that may arise out of our engagement. Except for the foregoing, during the past two years there have not been, and there are no mutual understandings contemplating in the future, any material relationships between Hovde and the Company.

Based upon and subject to the foregoing, we are of the opinion, as of the date hereof, that the estimated Merger Consideration of approximately $33,960,001, to be paid in connection with the Merger is fair to the shareholders of BFHI from a financial point of view.

Sincerely,

/s/ HOVDE GROUP, LLC

Appendix B – Page 4

Florida Statutes Annotated § 607.1301—607-1333

APPENDIX C

APPRASIAL RIGHTS STATUTES

F.S.A. § 607.1301.—Appraisal rights; definitions

The following definitions apply to F.S.A. § 607.1302—607.1333:

(1) “Affiliate” means a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with another person or is a senior executive thereof. For purposes of s. 607.1302(2)(d), a person is deemed to be an affiliate of its senior executives.

(2) “Beneficial shareholder” means a person who is the beneficial owner of shares held in a voting trust or by a nominee on the beneficial owner’s behalf.

(3) “Corporation” means the issuer of the shares held by a shareholder demanding appraisal and, for matters covered in ss. 607.1322—607.1333, includes the surviving entity in a merger.

(4) “Fair value” means the value of the corporation’s shares determined:

(a) Immediately before the effectuation of the corporate action to which the shareholder objects.

(b) Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable to the corporation and its remaining shareholders.

(c) For a corporation with 10 or fewer shareholders, without discounting for lack of marketability or minority status.

(5) “Interest” means interest from the effective date of the corporate action until the date of payment, at the rate of interest on judgments in this state on the effective date of the corporate action.

(6) “Preferred shares” means a class or series of shares the holders of which have preference over any other class or series with respect to distributions.

(7) “Record shareholder” means the person in whose name shares are registered in the records of the corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with the corporation.

(8) “Senior executive” means the chief executive officer, chief operating officer, chief financial officer, or anyone in charge of a principal business unit or function.

(9) “Shareholder” means both a record shareholder and a beneficial shareholder.

Credits

Laws 1989, c. 89-154, § 118. Amended by Laws 2003, c. 2003-283, § 21, eff. Oct. 1, 2003; Laws 2005, c. 2005-267, § 2, eff. June 20, 2005.

Notes of Decisions (3)

West’s F. S. A. § 607.1301, FL ST § 607.1301

Current through Ch. 254 (End) of the 2014 2nd Reg. Sess. of the Twenty-Third Legislature

Appendix C – Page 1

Florida Statutes Annotated § 607.1301—607-1333

F.S.A. § 607.1302—Right of shareholders to appraisal

(1) A shareholder of a domestic corporation is entitled to appraisal rights, and to obtain payment of the fair value of that shareholder’s shares, in the event of any of the following corporate actions:

(a) Consummation of a conversion of such corporation pursuant to s. 607.1112 if shareholder approval is required for the conversion and the shareholder is entitled to vote on the conversion under ss. 607.1103 and 607.1112(6), or the consummation of a merger to which such corporation is a party if shareholder approval is required for the merger under s. 607.1103 and the shareholder is entitled to vote on the merger or if such corporation is a subsidiary and the merger is governed by s. 607.1104;

(b) Consummation of a share exchange to which the corporation is a party as the corporation whose shares will be acquired if the shareholder is entitled to vote on the exchange, except that appraisal rights are not available to any shareholder of the corporation with respect to any class or series of shares of the corporation that is not exchanged;

(c) Consummation of a disposition of assets pursuant to s. 607.1202 if the shareholder is entitled to vote on the disposition, including a sale in dissolution but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within 1 year after the date of sale;

(d) An amendment of the articles of incorporation with respect to the class or series of shares which reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the corporation has the obligation or right to repurchase the fractional share so created;

(e) Any other amendment to the articles of incorporation, merger, share exchange, or disposition of assets to the extent provided by the articles of incorporation, bylaws, or a resolution of the board of directors, except that no bylaw or board resolution providing for appraisal rights may be amended or otherwise altered except by shareholder approval;

(f) With regard to a class of shares prescribed in the articles of incorporation prior to October 1, 2003, including any shares within that class subsequently authorized by amendment, any amendment of the articles of incorporation if the shareholder is entitled to vote on the amendment and if such amendment would adversely affect such shareholder by:

1. Altering or abolishing any preemptive rights attached to any of his or her shares;

2. Altering or abolishing the voting rights pertaining to any of his or her shares, except as such rights may be affected by the voting rights of new shares then being authorized of any existing or new class or series of shares;

3. Effecting an exchange, cancellation, or reclassification of any of his or her shares, when such exchange, cancellation, or reclassification would alter or abolish the shareholder’s voting rights or alter his or her percentage of equity in the corporation, or effecting a reduction or cancellation of accrued dividends or other arrearages in respect to such shares;

4. Reducing the stated redemption price of any of the shareholder’s redeemable shares, altering or abolishing any provision relating to any sinking fund for the redemption or purchase of any of his or her shares, or making any of his or her shares subject to redemption when they are not otherwise redeemable;

5. Making noncumulative, in whole or in part, dividends of any of the shareholder’s preferred shares which had theretofore been cumulative;

6. Reducing the stated dividend preference of any of the shareholder’s preferred shares; or

Appendix C – Page 2

Florida Statutes Annotated § 607.1301—607-1333

7. Reducing any stated preferential amount payable on any of the shareholder’s preferred shares upon voluntary or involuntary liquidation;

(g) An amendment of the articles of incorporation of a social purpose corporation to which s. 607.504 or s. 607.505 applies;

(h) An amendment of the articles of incorporation of a benefit corporation to which s. 607.604 or s. 607.605 applies;

(i) A merger, conversion, or share exchange of a social purpose corporation to which s. 607.504 applies; or

(j) A merger, conversion, or share exchange of a benefit corporation to which s. 607.604 applies.

(2) Notwithstanding subsection (1), the availability of appraisal rights under paragraphs (1)(a), (b), (c), and (d) shall be limited in accordance with the following provisions:

(a) Appraisal rights shall not be available for the holders of shares of any class or series of shares which is:

1. Listed on the New York Stock Exchange or the American Stock Exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or

2. Not so listed or designated, but has at least 2,000 shareholders and the outstanding shares of such class or series have a market value of at least $10 million, exclusive of the value of such shares held by its subsidiaries, senior executives, directors, and beneficial shareholders owning more than 10 percent of such shares.

(b) The applicability of paragraph (a) shall be determined as of:

1. The record date fixed to determine the shareholders entitled to receive notice of, and to vote at, the meeting of shareholders to act upon the corporate action requiring appraisal rights; or

2. If there will be no meeting of shareholders, the close of business on the day on which the board of directors adopts the resolution recommending such corporate action.

(c) Paragraph (a) shall not be applicable and appraisal rights shall be available pursuant to subsection (1) for the holders of any class or series of shares who are required by the terms of the corporate action requiring appraisal rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in paragraph (a) at the time the corporate action becomes effective.

(d) Paragraph (a) shall not be applicable and appraisal rights shall be available pursuant to subsection (1) for the holders of any class or series of shares if:

1. Any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange, or otherwise, pursuant to the corporate action by a person, or by an affiliate of a person, who:

a. Is, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, the beneficial owner of 20 percent or more of the voting power of the corporation, excluding any shares acquired pursuant to an offer for all shares having voting power if such offer was made within 1 year prior to the corporate action requiring appraisal rights for consideration of the same kind and of a value equal to or less than that paid in connection with the corporate action; or

b. Directly or indirectly has, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporation of the corporate action requiring appraisal rights had, the power, contractually or otherwise, to cause the appointment or election of 25 percent or more of the directors to the board of directors of the corporation; or

Appendix C – Page 3

Florida Statutes Annotated § 607.1301—607-1333

2. Any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange, or otherwise, pursuant to such corporate action by a person, or by an affiliate of a person, who is, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, a senior executive or director of the corporation or a senior executive of any affiliate thereof, and that senior executive or director will receive, as a result of the corporate action, a financial benefit not generally available to other shareholders as such, other than:

a. Employment, consulting, retirement, or similar benefits established separately and not as part of or in contemplation of the corporate action;

b. Employment, consulting, retirement, or similar benefits established in contemplation of, or as part of, the corporate action that are not more favorable than those existing before the corporate action or, if more favorable, that have been approved on behalf of the corporation in the same manner as is provided in s. 607.0832; or

c. In the case of a director of the corporation who will, in the corporate action, become a director of the acquiring entity in the corporate action or one of its affiliates, rights and benefits as a director that are provided on the same basis as those afforded by the acquiring entity generally to other directors of such entity or such affiliate.

(e) For the purposes of paragraph (d) only, the term “beneficial owner” means any person who, directly or indirectly, through any contract, arrangement, or understanding, other than a revocable proxy, has or shares the power to vote, or to direct the voting of, shares, provided that a member of a national securities exchange shall not be deemed to be a beneficial owner of securities held directly or indirectly by it on behalf of another person solely because such member is the recordholder of such securities if the member is precluded by the rules of such exchange from voting without instruction on contested matters or matters that may affect substantially the rights or privileges of the holders of the securities to be voted. When two or more persons agree to act together for the purpose of voting their shares of the corporation, each member of the group formed thereby shall be deemed to have acquired beneficial ownership, as of the date of such agreement, of all voting shares of the corporation beneficially owned by any member of the group.

(3) Notwithstanding any other provision of this section, the articles of incorporation as originally filed or any amendment thereto may limit or eliminate appraisal rights for any class or series of preferred shares, but any such limitation or elimination contained in an amendment to the articles of incorporation that limits or eliminates appraisal rights for any of such shares that are outstanding immediately prior to the effective date of such amendment or that the corporation is or may be required to issue or sell thereafter pursuant to any conversion, exchange, or other right existing immediately before the effective date of such amendment shall not apply to any corporate action that becomes effective within 1 year of that date if such action would otherwise afford appraisal rights.

(4) A shareholder entitled to appraisal rights under this chapter may not challenge a completed corporate action for which appraisal rights are available unless such corporate action:

(a) Was not effectuated in accordance with the applicable provisions of this section or the corporation’s articles of incorporation, bylaws, or board of directors’ resolution authorizing the corporate action; or

(b) Was procured as a result of fraud or material misrepresentation.

Credits

Laws 1989, c. 89-154, § 119. Amended by Laws 1994, c. 94-327, § 5, eff. June 2, 1994; Laws 1997, c. 97-102, § 31, eff. July 1, 1997; Laws 2003, c. 2003-283, § 22, eff. Oct. 1, 2003; Laws 2004, c. 2004-378, § 1, eff. June 24, 2004; Laws 2005, c. 2005-267, § 3, eff. Jan. 1, 2006; Laws 2014, c. 2014-209, § 5, eff. July 1, 2014.

Appendix C – Page 4

Florida Statutes Annotated § 607.1301—607-1333

Notes of Decisions (3)

West’s F. S. A. § 607.1302, FL ST § 607.1302

Current through Ch. 254 (End) of the 2014 2nd Reg. Sess. of the Twenty-Third Legislature

F.S.A. § 607.1303—Assertion of rights by nominees and beneficial owners

(1) A record shareholder may assert appraisal rights as to fewer than all the shares registered in the record shareholder’s name but owned by a beneficial shareholder only if the record shareholder objects with respect to all shares of the class or series owned by the beneficial shareholder and notifies the corporation in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record shareholder’s name under this subsection shall be determined as if the shares as to which the record shareholder objects and the record shareholder’s other shares were registered in the names of different record shareholders.

(2) A beneficial shareholder may assert appraisal rights as to shares of any class or series held on behalf of the shareholder only if such shareholder:

(a) Submits to the corporation the record shareholder’s written consent to the assertion of such rights no later than the date referred to in s. 607.1322(2)(b) 2.

(b) Does so with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder.

Credits

Added by Laws 2003, c. 2003-283, § 23, eff. Oct. 1, 2003.

Notes of Decisions (3)

West’s F. S. A. § 607.1303, FL ST § 607.1303

Current through Ch. 254 (End) of the 2014 2nd Reg. Sess. of the Twenty-Third Legislature

F.S.A. § 607.1320—Notice of appraisal rights

(1) If proposed corporate action described in s. 607.1302(1) is to be submitted to a vote at a shareholders’ meeting, the meeting notice must state that the corporation has concluded that shareholders are, are not, or may be entitled to assert appraisal rights under this chapter. If the corporation concludes that appraisal rights are or may be available, a copy of ss. 607.1301-607.1333 must accompany the meeting notice sent to those record shareholders entitled to exercise appraisal rights.

(2) In a merger pursuant to s. 607.1104, the parent corporation must notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. Such notice must be sent within 10 days after the corporate action became effective and include the materials described in s. 607.1322.

(3) If the proposed corporate action described in s. 607.1302(1) is to be approved other than by a shareholders’ meeting, the notice referred to in subsection (1) must be sent to all shareholders at the time that consents are first solicited pursuant to s. 607.0704, whether or not consents are solicited from all shareholders, and include the materials described in s. 607.1322.

Credits

Laws 1989, c. 89-154, § 120. Amended by Laws 1993, c. 93-281, § 35, eff. May 15, 1993; Laws 1997, c. 97-102, § 32, eff. July 1, 1997; Laws 2003, c. 2003-283, § 24, eff. Oct. 1, 2003.

Appendix C – Page 5

Florida Statutes Annotated § 607.1301—607-1333

Notes of Decisions (19)

West’s F. S. A. § 607.1320, FL ST § 607.1320

Current through Ch. 254 (End) of the 2014 2nd Reg. Sess. of the Twenty-Third Legislature

F.S.A. § 607.1321.—Notice of intent to demand payment

(1) If proposed corporate action requiring appraisal rights under s. 607.1302 is submitted to a vote at a shareholders’ meeting, or is submitted to a shareholder pursuant to a consent vote under s. 607.0704, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares:

(a) Must deliver to the corporation before the vote is taken, or within 20 days after receiving the notice pursuant to s. 607.1320(3) if action is to be taken without a shareholder meeting, written notice of the shareholder’s intent to demand payment if the proposed action is effectuated.

(b) Must not vote, or cause or permit to be voted, any shares of such class or series in favor of the proposed action.

(2) A shareholder who does not satisfy the requirements of subsection (1) is not entitled to payment under this chapter.

Credits

Added by Laws 2003, c. 2003-283, § 25, eff. Oct. 1, 2003. Amended by Laws 2004, c. 2004-378, § 7, eff. June 24, 2004.

West’s F. S. A. § 607.1321, FL ST § 607.1321

Current through Ch. 254 (End) of the 2014 2nd Reg. Sess. of the Twenty-Third Legislature

F.S.A. § 607.1322.—Appraisal notice and form

(1) If proposed corporate action requiring appraisal rights under s. 607.1302(1) becomes effective, the corporation must deliver a written appraisal notice and form required by paragraph (2)(a) to all shareholders who satisfied the requirements of s. 607.1321. In the case of a merger under s. 607.1104, the parent must deliver a written appraisal notice and form to all record shareholders who may be entitled to assert appraisal rights.

(2) The appraisal notice must be sent no earlier than the date the corporate action became effective and no later than 10 days after such date and must:

(a) Supply a form that specifies the date that the corporate action became effective and that provides for the shareholder to state:

1. The shareholder’s name and address.

2. The number, classes, and series of shares as to which the shareholder asserts appraisal rights.

3. That the shareholder did not vote for the transaction.

4. Whether the shareholder accepts the corporation’s offer as stated in subparagraph (b)4.

5. If the offer is not accepted, the shareholder’s estimated fair value of the shares and a demand for payment of the shareholder’s estimated value plus interest.

Appendix C – Page 6

Florida Statutes Annotated § 607.1301—607-1333

(b) State:

1. Where the form must be sent and where certificates for certificated shares must be deposited and the date by which those certificates must be deposited, which date may not be earlier than the date for receiving the required form under subparagraph 2.

2. A date by which the corporation must receive the form, which date may not be fewer than 40 nor more than 60 days after the date the subsection (1) appraisal notice and form are sent, and state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by such specified date.

3. The corporation’s estimate of the fair value of the shares.

4. An offer to each shareholder who is entitled to appraisal rights to pay the corporation’s estimate of fair value set forth in subparagraph 3.

5. That, if requested in writing, the corporation will provide to the shareholder so requesting, within 10 days after the date specified in subparagraph 2., the number of shareholders who return the forms by the specified date and the total number of shares owned by them.

6. The date by which the notice to withdraw under s. 607.1323 must be received, which date must be within 20 days after the date specified in subparagraph 2.

(c) Be accompanied by:

1. Financial statements of the corporation that issued the shares to be appraised, consisting of a balance sheet as of the end of the fiscal year ending not more than 15 months prior to the date of the corporation’s appraisal notice, an income statement for that year, a cash flow statement for that year, and the latest available interim financial statements, if any.

2. A copy of ss. 607.1301-607.1333.

Credits

Added by Laws 2003, c. 2003-283, § 26, eff. Oct. 1, 2003.

West’s F. S. A. § 607.1322, FL ST § 607.1322

Current through Ch. 254 (End) of the 2014 2nd Reg. Sess. of the Twenty-Third Legislature

F.S.A. § 607.1323.—Perfection of rights; right to withdraw

(1) A shareholder who wishes to exercise appraisal rights must execute and return the form received pursuant to s. 607.1322(1) and, in the case of certificated shares, deposit the shareholder’s certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to s. 607.1322(2)(b) 2. Once a shareholder deposits that shareholder’s certificates or, in the case of uncertificated shares, returns the executed forms, that shareholder loses all rights as a shareholder, unless the shareholder withdraws pursuant to subsection (2).

(2) A shareholder who has complied with subsection (1) may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to s. 607.1322(2)(b) 6. A shareholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the corporation’s written consent.

Appendix C – Page 7

Florida Statutes Annotated § 607.1301—607-1333

(3) A shareholder who does not execute and return the form and, in the case of certificated shares, deposit that shareholder’s share certificates if required, each by the date set forth in the notice described in subsection (2), shall not be entitled to payment under this chapter.

Credits

Added by Laws 2003, c. 2003-283, § 27, eff. Oct. 1, 2003.

West’s F. S. A. § 607.1323, FL ST § 607.1323

Current through Ch. 254 (End) of the 2014 2nd Reg. Sess. of the Twenty-Third Legislature

F.S.A. § 607.1324.—Shareholder’s acceptance of corporation’s offer

(1) If the shareholder states on the form provided in s. 607.1322(1) that the shareholder accepts the offer of the corporation to pay the corporation’s estimated fair value for the shares, the corporation shall make such payment to the shareholder within 90 days after the corporation’s receipt of the form from the shareholder.

(2) Upon payment of the agreed value, the shareholder shall cease to have any interest in the shares.

Credits

Added by Laws 2003, c. 2003-283, § 28, eff. Oct. 1, 2003.

West’s F. S. A. § 607.1324, FL ST § 607.1324

Current through Ch. 254 (End) of the 2014 2nd Reg. Sess. of the Twenty-Third Legislature.

F.S.A. § 607.1326.—Procedure if shareholder is dissatisfied with offer

(1) A shareholder who is dissatisfied with the corporation’s offer as set forth pursuant to s. 607.1322(2)(b) 4. must notify the corporation on the form provided pursuant to s. 607.1322(1) of that shareholder’s estimate of the fair value of the shares and demand payment of that estimate plus interest.

(2) A shareholder who fails to notify the corporation in writing of that shareholder’s demand to be paid the shareholder’s stated estimate of the fair value plus interest under subsection (1) within the timeframe set forth in s. 607.1322(2)(b) 2. waives the right to demand payment under this section and shall be entitled only to the payment offered by the corporation pursuant to s. 607.1322(2)(b) 4.

Credits

Added by Laws 2003, c. 2003-283, § 29, eff. Oct. 1, 2003.

West’s F. S. A. § 607.1326, FL ST § 607.1326

Current through Ch. 254 (End) of the 2014 2nd Reg. Sess. of the Twenty-Third Legislature

F.S.A. § 607.1330.—Court action

(1) If a shareholder makes demand for payment under s. 607.1326 which remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, any shareholder who has made a demand pursuant to s. 607.1326 may commence the proceeding in the name of the corporation.

Appendix C – Page 8

Florida Statutes Annotated § 607.1301—607-1333

(2) The proceeding shall be commenced in the appropriate court of the county in which the corporation’s principal office, or, if none, its registered office, in this state is located. If the corporation is a foreign corporation without a registered office in this state, the proceeding shall be commenced in the county in this state in which the principal office or registered office of the domestic corporation merged with the foreign corporation was located at the time of the transaction.

(3) All shareholders, whether or not residents of this state, whose demands remain unsettled shall be made parties to the proceeding as in an action against their shares. The corporation shall serve a copy of the initial pleading in such proceeding upon each shareholder party who is a resident of this state in the manner provided by law for the service of a summons and complaint and upon each nonresident shareholder party by registered or certified mail or by publication as provided by law.

(4) The jurisdiction of the court in which the proceeding is commenced under subsection (2) is plenary and exclusive. If it so elects, the court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have the powers described in the order appointing them or in any amendment to the order. The shareholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings. There shall be no right to a jury trial.

(5) Each shareholder made a party to the proceeding is entitled to judgment for the amount of the fair value of such shareholder’s shares, plus interest, as found by the court.

(6) The corporation shall pay each such shareholder the amount found to be due within 10 days after final determination of the proceedings. Upon payment of the judgment, the shareholder shall cease to have any interest in the shares.

Credits

Added by Laws 2004, c. 2004-378, § 2, eff. June 24, 2004.

Notes of Decisions (2)

West’s F. S. A. § 607.1330, FL ST § 607.1330

Current through Ch. 254 (End) of the 2014 2nd Reg. Sess. of the Twenty-Third Legislature.

F.S.A. § 607.1331.—Court costs and counsel fees

(1) The court in an appraisal proceeding shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(2) The court in an appraisal proceeding may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with ss. 607.1320 and 607.1322; or

(b) Against either the corporation or a shareholder demanding appraisal, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

Appendix C – Page 9

Florida Statutes Annotated § 607.1301—607-1333

(3) If the court in an appraisal proceeding finds that the services of counsel for any shareholder were of substantial benefit to other shareholders similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to such counsel reasonable fees to be paid out of the amounts awarded the shareholders who were benefited.

(4) To the extent the corporation fails to make a required payment pursuant to s. 607.1324, the shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from the corporation all costs and expenses of the suit, including counsel fees.

Credits

Added by Laws 2003, c. 2003-283, § 30, eff. Oct. 1, 2003. Amended by Laws 2004, c. 2004-5, § 98, eff. June 29, 2004.

Notes of Decisions (1)

West’s F. S. A. § 607.1331, FL ST § 607.1331

Current through Ch. 254 (End) of the 2014 2nd Reg. Sess. of the Twenty-Third Legislature

F.S.A. § 607.1332.—Disposition of acquired shares

Shares acquired by a corporation pursuant to payment of the agreed value thereof or pursuant to payment of the judgment entered therefor, as provided in this chapter, may be held and disposed of by such corporation as authorized but unissued shares of the corporation, except that, in the case of a merger or share exchange, they may be held and disposed of as the plan of merger or share exchange otherwise provides. The shares of the surviving corporation into which the shares of such shareholders demanding appraisal rights would have been converted had they assented to the merger shall have the status of authorized but unissued shares of the surviving corporation.

Credits

Added by Laws 2003, c. 2003-283, § 31, eff. Oct. 1, 2003.

West’s F. S. A. § 607.1332, FL ST § 607.1332

Current through Ch. 254 (End) of the 2014 2nd Reg. Sess. of the Twenty-Third Legislature

F.S.A. § 607.1333. Limitation on corporate payment

Effective: October 1, 2003

(1) No payment shall be made to a shareholder seeking appraisal rights if, at the time of payment, the corporation is unable to meet the distribution standards of s. 607.06401. In such event, the shareholder shall, at the shareholder’s option:

(a) Withdraw his or her notice of intent to assert appraisal rights, which shall in such event be deemed withdrawn with the consent of the corporation; or

(b) Retain his or her status as a claimant against the corporation and, if it is liquidated, be subordinated to the rights of creditors of the corporation, but have rights superior to the shareholders not asserting appraisal rights, and if it is not liquidated, retain his or her right to be paid for the shares, which right the corporation shall be obliged to satisfy when the restrictions of this section do not apply.

Appendix C – Page 10

Florida Statutes Annotated § 607.1301—607-1333

(2) The shareholder shall exercise the option under paragraph (1)(a) or paragraph (b) by written notice filed with the corporation within 30 days after the corporation has given written notice that the payment for shares cannot be made because of the restrictions of this section. If the shareholder fails to exercise the option, the shareholder shall be deemed to have withdrawn his or her notice of intent to assert appraisal rights.

Credits

Added by Laws 2003, c. 2003-283, § 32, eff. Oct. 1, 2003.

West’s F. S. A. § 607.1333, FL ST § 607.1333

Current through Ch. 254 (End) of the 2014 2nd Reg. Sess. of the Twenty-Third Legislature

Appendix C – Page 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

HBI’s articles of incorporation and bylaws require HBI to indemnify its directors, officers, employees and agents to the full extent permitted by law. Section 4-27-850 of the Arkansas Business Corporation Act of 1987 contains detailed and comprehensive provisions providing for indemnification of directors and officers of Arkansas corporations against expenses, judgments, fines and settlements in connection with litigation. Under Arkansas law, other than an action brought by or in the right of HBI, such indemnification is available if it is determined that the proposed indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

In actions brought by or in the right of HBI, the Arkansas statute limits such indemnification to expenses (including attorneys’ fees) actually and reasonably incurred in the defense or settlement of such action if the indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the company. However, no indemnification is allowed in actions brought by or in the right of HBI with respect to any claim, issue or matter as to which such person has been adjudged to be liable to HBI, unless and only to the extent that the court determines upon application that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

To the extent that the proposed indemnitee has been successful on the merits or otherwise in defense of any action, suit or proceeding (or any claim, issue or matter therein), under Arkansas law HBI must indemnify him or her against expenses (including attorneys’ fees) that he or she actually and reasonably incurred in connection with such defense.

HBI’s Restated Articles of Incorporation also provide that no director shall be liable to it or its shareholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the Arkansas Business Corporation Act.

Item 21.	Exhibits and Financial Statement Schedules

Exhibit Number		Description

2.1	—	Agreement and Plan of Merger, dated as of April 25, 2014, by and among Home BancShares, Inc., Centennial Bank, Broward Financial Holdings, Inc., Broward Bank of Commerce and HOMB Acquisition Sub II, Inc. (contained in Appendix A to the proxy statement/prospectus which is included in the registration statement).

5.1	—	Opinion of Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C. regarding legality of securities.

8.1	—	Form of Opinion of Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C. regarding certain federal income tax matters.

15.1	—	Awareness Letter from BKD, LLP regarding Unaudited Interim Financial Information.

23.1	—	Consent of Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C. (contained in its opinion filed as Exhibit 5.1).

23.2	—	Consent of Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C. as to its tax opinion (contained in its opinion filed as Exhibit 8.1).

23.3	—	Consent of BKD, LLP, Home BancShares, Inc.’s independent registered public accounting firm.

Part II – Page 1

Exhibit Number		Description

23.4	—	Consent of Hovde Group, LLC, financial advisor to Broward Financial Holdings, Inc. (Contained in its opinion filed as Exhibit 99.2).

24.1	—	Power of Attorney (contained on the signature page of the registration statement).

99.1	—	Form of proxy to be mailed to shareholders of Broward Financial Holdings, Inc.

99.2	—	Opinion of Hovde Group, LLC, financial advisor to Broward Financial Holdings, Inc. (contained in Appendix B to the proxy statement/prospectus which is included in the registration statement).

Item 22.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

Part II – Page 2

(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Part II – Page 3

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Home BancShares, Inc. certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-4 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Conway, State of Arkansas, on August 19, 2014.

HOME BANCSHARES, INC.

By:	/s/ C. RANDALL SIMS
C. Randall Sims
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints C. Randall Sims and Randy E. Mayor, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JOHN W. ALLISON John W. Allison	Chairman of the Board of Directors	August 19, 2014

/s/ C. RANDALL SIMS C. Randall Sims	Chief Executive Officer and Director (Principal Executive Officer)	August 19, 2014

/s/ RANDY E. MAYOR Randy E. Mayor	Chief Financial Officer, Treasurer and Director (Principal Financial Officer)	August 19, 2014

/s/ BRIAN S. DAVIS Brian S. Davis	Chief Accounting Officer and Investor Relations Officer (Principal Accounting Officer)	August 19, 2014

/s/ MILBURN ADAMS Milburn Adams	Director	August 19, 2014

/s/ ROBERT H. ADCOCK, JR. Robert H. Adcock, Jr.	Vice Chairman of the Board and Director	August 19, 2014

/s/ RICHARD H. ASHLEY Richard H. Ashley	Director	August 19, 2014

Part II – Page 4

Signature	Title	Date

/s/ DALE A. BRUNS Dale A. Bruns	Director	August 19, 2014

/s/ RICHARD A. BUCKHEIM Richard A. Buckheim	Director	August 19, 2014

/s/ JACK E. ENGELKES Jack E. Engelkes	Director	August 19, 2014

/s/ JAMES G. HINKLE James G. Hinkle	Director	August 19, 2014

/s/ ALEX R. LIEBLONG Alex R. Lieblong	Director	August 19, 2014

Part II – Page 5

EXHIBIT INDEX

Exhibit Number		Description

2.1	—	Agreement and Plan of Merger, dated as of July 30, 2014, by and among Home BancShares, Inc., Centennial Bank, Broward Financial Holdings, Inc., Broward Bank of Commerce and HOMB Acquisition Sub II, Inc. (contained in Appendix A to the proxy statement/prospectus which is included in the registration statement).

5.1	—	Opinion of Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C. regarding legality of securities.

8.1	—	Form of Opinion of Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C. regarding certain federal income tax matters.

15.1	—	Awareness Letter from BKD, LLP regarding Unaudited Interim Financial Information.

23.1	—	Consent of Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C. (contained in its opinion filed as Exhibit 5.1).

23.2	—	Consent of Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C. as to its tax opinion (contained in its opinion filed as Exhibit 8.1).

23.3	—	Consent of BKD, LLP, Home BancShares, Inc.’s independent registered public accounting firm.

23.4	—	Consent of Hovde Group, LLC , financial advisor to Broward Financial Holdings, Inc. (contained in its opinion filed as Exhibit 99.2).

24.1	—	Power of Attorney (contained on the signature page of the registration statement).

99.1	—	Form of proxy to be mailed to shareholders of Broward Financial Holdings, Inc..

99.2	—	Opinion of Hovde Group, LLC, financial advisor to Broward Financial Holdings, Inc.. (contained in Appendix B to the proxy statement/prospectus which is included in the registration statement).

Part II – Page 6